Form 20-F
period 2002-12-31
BANCO ESPIRITO SANTO S A
filed 2003-06-30
CIK 1093491

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2002

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

For the transition period from ______________ to __________

Commission file number: 1-12526

BANCO ESPÍRITO SANTO, S.A.
(Exact name of Registrant as specified in its charter)

REPUBLIC OF PORTUGAL
(Jurisdiction of incorporation or organization)

Avenida da Liberdade, 195,
1250 – 142 Lisbon, Portugal
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class Non-Cumulative Guaranteed Preference Shares, Series A and Series B (par value $25 each)*	Name of each exchange on which registered New York Stock Exchange

* Issued by Espírito Santo Overseas Limited, a wholly owned subsidiary of the Registrant and guaranteed as to certain payments by the Registrant.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2002:

Ordinary Shares, nominal value euro 5.00 each: 300,000,000

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes	No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	Item 18

Back to Contents

INTRODUCTION

Banco Espírito Santo, S.A. is a limited liability banking corporation (sociedade anónima) incorporated under the laws of Portugal. As used herein, except as the context otherwise requires, the term the “Bank” or “BES” refers to Banco Espírito Santo, S.A. and the term “BES Group” or the “Company” refers to the Bank and its consolidated subsidiaries.

The Bank publishes its consolidated financial statements expressed in euro (“EUR” or “euro”), the currency of Portugal and other members of the European Union that have adopted the single currency. Effective January 1, 1999 the euro (“€”) was introduced as the common legal currency of the member states of the European Economic and Monetary Union, including Portugal (the “Participating Countries”). Beginning with the 1999 financial year, the Bank adopted the euro as its reporting currency in its consolidated financial statements. The Portuguese Escudo had previously been utilized for financial reporting purposes. Because the euro did not exist prior to January 1, 1999, there are no historical exchange rates for the euro in prior periods. As a result, the Bank has used the official fixed exchange rate at January 1, 1999 of euro 1 = PTE 200.482 in retroactively restating the financial statements for all periods presented for which the Portuguese Escudo had been the reporting currency. The comparative financial statements, reported in euro, depict the same trends as would have been presented if the Bank had presented its financial statements in Portuguese Escudos. However, the financial statements for the periods prior to January 1, 1999 will not be comparable to the financial statements of other companies that report in euro and that have restated amounts from a currency other than the Portuguese Escudo.

In this Annual Report on Form 20-F (the “Form 20-F”), references to “U.S. dollars”, “U.S.$” or “$” are to United States (“U.S.”) currency. On June 25, 2003, the noon buying rate in The City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) was $1.1592 per euro. For historical information regarding rates of exchange between U.S. dollars, Portuguese escudos and the euro, see “Item 3. Key Information –Exchange Rates”.

The financial statements of the BES Group are prepared in accordance with accounting principles and practices, established by the Bank of Portugal, as applicable for the financial services sector (“Portuguese GAAP”). In this Form 20-F, the financial statements of the BES Group have been reclassified, in all material respects, to comply with the presentation prescribed by Article 9 of Regulation S-X of the US Securities and Exchange Commission (the “SEC”). As a result, certain financial information presented in this Form 20-F differs from financial information published by the BES Group in Portugal.

The BES Group bases its estimates of market share and other operating and statistical data included in this Form 20-F on information supplied by the Bank of Portugal and the Portuguese Banking Association, as well as information made public by other market participants or associations.

The Bank’s fiscal year ends on December 31, and references herein to “fiscal year” refer to the year ended December 31 of the year specified.

Forward-Looking information

This document contains forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Section 27A of the US Securities Act of 1933, as amended (the “Securities Act”) with respect to certain of the BES Group’s plans and its current goals and expectations relating to its future financial condition and performance. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate,” “target,” “expect,” “estimate,” “intend,” “plan,” “goal,” “believe,” or other words of similar meaning. In particular, this document includes forward-looking statements relating, but not limited to, the BES Group’s potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and equity price risk. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk”. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, a number of which are beyond the BES Group’s control. As a result, the BES Group’s actual future results may differ materially from the plans, goals and expectations set forth in the forward-looking statements.

i

Back to Contents

Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include changes in: general economic conditions in Portugal and in other countries in which the BES Group has significant business activities or investments; the monetary and interest rate policies of the European Central Bank (“ECB”) and other central banks; inflation; deflation; unanticipated volatility in interest rates, foreign currency exchange rates and equity prices; changes in Portuguese, EU and other laws, regulations and taxes; changes in competition and pricing environments; the inability to hedge certain risks economically; the adequacy of loan loss reserves; acquisitions or restructurings; technological changes; changes in consumer spending and saving habits; the occurrence of a natural calamity or political crisis and the success of the BES Group in managing the risks inv olved in the foregoing. See “Item 3. Key Information–Risk Factors” for additional information on factors that could cause actual results to differ materially from those that may be indicated by the forward-looking statements contained in this document.

Any forward-looking statements made by or on behalf of the BES Group speak only as of the date they are made. The BES Group does not undertake to update forward-looking statements to reflect any changes in the BES Group’s expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any further disclosures the BES Group may make in documents it files with the SEC.

ii

TABLE OF CONTENTS

Back to Contents

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Selected Consolidated Financial Data

The selected consolidated financial data as of and for the years ended December 31, 1998, 1999, 2000, 2001, 2002 set forth below are derived from the Bank’s consolidated financial statements. The Bank’s consolidated financial statements as of and for the years ended December 31, 1998, 1999, 2000 and 2001 have been audited by PricewaterhouseCoopers, and the Bank’s consolidated financial statements as of and for the year ended December 31, 2002 have been audited by KPMG. The selected financial data set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the Bank’s consolidated financial statements and notes thereto included elsewhere in this annual report. The Bank’s consolidated financial statements have been prepared in accordance with Portuguese GAAP, which differs in certain significant respects from U.S. GAAP. See “Item 5. Operating and Financial Review and Prospects–U.S. GAAP Reconciliation” and Note 23 to the Consolidated Financial Statements.

Back to Contents

	As of and for the year ended December 31,

	1998	1999	2000	2001	2002

	(in thousand of euro, except per share data)
In accordance with Portuguese GAAP:

INCOME STATEMENT DATA:
Total interest income	1,276,473	1,315,790	1,658,671	2,052,064	1,835,261
Total interest expense	794,690	770,384	1,049,166	1,325,090	1,041,651
Net interest income	481,783	545,406	609,505	726,974	793,610
Provision for loan losses	128,296	131,762	139,112	142,582	216,260
Net interest income after provision for loan losses	353,487	413,644	470,393	584,392	577,350
Total other income	435,322	535,570	533,527	521,674	594,474
Total other expenses	571,708	622,760	662,242	826,937	878,668
Income before minority interests, equity earnings and income taxes	217,101	326,454	341,678	279,129	293,156
Income taxes	42,627	48,508	63,987	38,554	38,476
Minority interests (1)	10,694	32,417	54,526	48,386	32,296
Equity in earnings of associated companies	4,579	-40,014	4,828	5,520	77
Net income	168,359	205,515	227,993	197,709	222,461
Number of shares at the end of period (thousands)	117,500	117,500	200,000	200,000	300,000
Weighted average number of shares (thousands)	104,456	117,500	148,156	200,000	241,667
Net income per share (2)	1.612	1.749	1.539	0.989	0.921
Gross dividend per share (euro) (2)	0.691	0.700	0.583	0.376	0.356
Gross dividend per share (US dollar) (2)	0.741	0.669	0.518	0.331	0.385
BALANCE SHEET DATA:
Assets
Cash and cash equivalents	4,383,994	5,234,340	5,088,966	5,642,042	7,388,096
Trading account securities	816,592	870,103	548,083	511,866	401,577
Investment account securities	4,413,376	4,290,046	3,877,070	4,933,451	4,356,086
Net loans	13,903,503	16,860,706	21,446,702	24,220,570	25,209,121
Investments in other equity holdings and associated companies	94,383	49,311	658,791	762,904	832,461
Other	1,446,732	1,839,267	1,842,186	2,020,888	2,629,103
Total Assets	25,058,580	29,143,773	33,461,798	38,091,721	40,816,444
Liabilities and Shareholders' Equity
Deposits	18,582,786	21,725,970	20,176,138	22,905,556	23,701,471
Short-term borrowings	2,320,657	1,507,706	2,768,973	2,631,584	2,544,375
Long-term debt	2,192,022	3,531,699	7,755,494	9,570,200	11,058,358
Other liabilities	484,379	622,016	752,341	965,161	976,524
Total Liabilities	23,579,844	27,387,391	31,452,946	36,072,501	38,280,728
Minority interests (3)	375,156	602,328	569,424	615,536	534,236
Shareholders' equity	1,103,580	1,154,054	1,439,428	1,403,684	2,001,480
Total Liabilities and shareholders' equity	25,058,580	29,143,773	33,461,798	38,091,721	40,816,444

(1)	Between 1997 and 1999, the Bank increased its shareholding in BESI from 38.2% to 48.6%, and during the first half of 2000 it further increased its holding to 100%. BESI has been fully consolidated in the Consolidated Financial Statements since the year ended December 31, 1997. The changes in the minority interest line from 1998 to 2000 reflect the evolution of the BESI ownership.

(2)	Net income and gross dividend per shares have been calculated on the basis of the weighted average number of shares outstanding during the relevant period. Dividends presented in U.S. dollars were converted into euros using the exchange rate at the time the dividends were paid.

(3)	The changes in minority interests in 2001 and 2002 were due primarily to the effect of fluctuations in the exchange rate between the euro and the U.S. dollar.

Back to Contents

	As of and for the year ended December 31,

	1998	1999	2000	2001	2002

	(in thousand of euro, except percentages and per share data)
In accordance with Portuguese GAAP:
Ratios:
Profitability ratios:
Return on average assets (1)	0.75%	0.77%	0.75%	0.55%	0.65%
Return on average equity (2)	16.55%	18.48%	18.56%	14.12%	11.86%
Net interest margin (3)	2.45%	2.28%	2.23%	2.19%	2.23%
Capital ratios:
Average shareholders' equity to average total assets	4.54%	4.18%	4.04%	3.89%	4.77%
Shareholders' equity to total assets at period end	4.40%	3.96%	4.30%	3.69%	4.90%
Risk-weighted Assets Ratios: (4)
Tier 1 Capital Ratio:
Basle (5)	4.00%	4.00%	4.00%	4.00%	4.00%
BES	6.87%	7.19%	7.16%	6.42%	7.19%
Total Capital Ratio:
Basle (5)	8.00%	8.00%	8.00%	8.00%	8.00%
BES	10.93%	10.85%	10.96%	10.75%	12.81%
Solvency Ratio:
Bank of Potugal (6)	8.00%	8.00%	8.00%	8.00%	8.00%
BES	9.22%	8.99%	9.29%	9.28%	10.74%
Ratio of earnings to combined fixed charges and preference share dividends (7)
Including interest on deposits	1.27%	1.42%	1.33%	1.21%	1.28%
Excluding interest on deposits	2.41%	2.59%	2.04%	1.59%	1.57%

Credit Quality Data:
Allowance for loan losses	424,761	516,480	605,752	611,962	731,425
Allowance for loan losses as a percentage of total loans and advances to customers	2.95%	2.97%	2.75%	2.46%	2.82%
Overdue loans (8)	338,918	392,180	410,996	452,842	548,769
Overdue loans as a percentage of total gross loans	2.35%	2.26%	1.86%	1.82%	2.12%
Allowance for loan losses as a percentage of overdue loans	125.30%	131.69%	147.39%	135.14%	133.28%
In accordance with US GAAP: (9)
Net income	133,483	159,347	99,572	-20,019	-161,976
Shareholders' equity (4)	1,181,182	1,267,482	1,597,366	1,598,015	1,939,677
Total assets (4)	25,230,081	29,380,667	33,619,736	38,286,052	41,835,665

(1)	Return on average assets is calculated as net income for the year before minority interests divided by average assets of the BES Group during the year.

(2)	Return on average equity is calculated as net income for the year divided by weighted average equity during the year.

(3)	Net interest margin represents net interest income as a percentage of average interest-earning assets.

(4)	At the end of the reported period.

(5)	The Basle Committee on Banking Regulations and Supervisory Practices, which established a framework for evaluating the capital adequacy of international banks, has defined this ratio to relate a bank’s eligible capital to its assets and contra-accounts, commitments and contingencies, which are weighted according to defined risk categories. See “Item 4. Information on the Company–Supervision and Regulation–The Basle Capital Accord” for more information on the Basle Committee and the capital adequacy requirements established by it.

(6)	In 1990, the Bank of Portugal adopted the EU directive on solvency ratios for credit institutions, which sets a minimum risk-weighted asset ratio of 8.0% as of December 31, 1992. In 1997, the Bank of Portugal adopted the EU capital adequacy directive, which has no impact on the minimum risk-weighted assets required. In 2002, the Bank of Portugal’s solvency ratio equivalent was 10.74%. The definition of total capital established by the Bank of Portugal is more restrictive than the definitions set by the EU and the Basle Committee. The BES Group’s solvency ratios as set forth above have been calculated under Portuguese GAAP rather than U.S. GAAP.

(7)	The amounts shown in the table have been calculated in accordance with Portuguese GAAP. If the ratios of earnings to fixed charges had been prepared on a U.S. GAAP basis for each of the stated periods, the ratios including interest on deposits would have been 1.32% (1998), 1.37% (1999), 1.15% (2000), 0.96% (2001) and 1.25% (2002) and the ratios excluding interest on deposits would have been 2.68% (1998), 2.38% (1999), 1.49% (2000), 0.90% (2001) and 1.52% (2002).

(8)	See “Item 4. Information on the Company–Selected Statistical Information–Description of Assets and Liabilities–Loan Portfolio–Provisions and Allowances for Loan Losses”.

(9)	For information concerning significant differences between Portuguese GAAP and U.S. GAAP, see Note 23 of Notes to Consolidated Financial Statements.

Subject to shareholders’ approval, the Bank expects to continue to pay dividends equal to at least 50% of the Bank’s net income each year. However, the payment of any future dividend will depend upon the earnings and financial condition of the BES Group and such other factors as the Board of Directors deem relevant.

Back to Contents

Exchange Rates

The vast majority of the BES Group’s assets, liabilities and revenues are denominated in euro. See “Item 5. Operating and Financial Review and Prospects–Exchange Rates”. The following tables show certain information regarding the U.S. dollar per euro noon buying rates and the Portuguese escudo/U.S. dollar exchange rates for the periods and dates indicated, based on the Noon Buying Rate. Because the euro did not exist prior to January 1, 1999, there are no actual historical exchange rates for the euro for years ended before that date.

Month	High	Low

	(euro per US$)
June (through June 25, 2003)	1.1869	1.1498
May 2003	1.1852	1.1199
April 2003	1.1179	1.0621
March 2003	1.1062	1.0545
February 2003	1.0875	1.0708
January 2003	1.0861	1.0361

Year ended December 31,	Period End	Average Rate (1)	High	Low

	(PTE per US$)
1998	170.65	180.15	190.00	164.85

	(US$ per euro)
1999	1.0752	1.0587	1.1811	1.0016
2000	0.9387	0.9207	1.0334	0.8269
2001	0.8900	0.8909	0.9534	0.8370
2002	1.0485	0.9495	1.0485	0.8594

(1)	The average of the Noon Buying Rate on the last day of each month during the period.

Risk Factors

This section describes some of the risks that could affect the BES Group’s businesses. The factors below should be considered in connection with any forward-looking statements in this annual report and the cautionary statements contained in “Introduction” on page i.

The risks below are not the only ones that the BES Group faces–some risks are not yet known to the BES Group and some that the BES Group does not currently believe to be material could later turn out to be material. All of these risks could materially affect the BES Group’s business, its revenues, operating income, net income, net assets and liquidity and capital resources.

Economic Environment

As a financial group whose core business is taking deposits and using them to make loans, primarily in Portugal, the performance of the BES Group, its results of operations and its financial condition are materially affected by the state of the Portuguese economy. To a lesser extent, the BES Group’s performance, results of operations and financial condition are also affected by the economic conditions and levels of economic activity in other countries where the BES Group operates, such as the United States, Spain, the United Kingdom and Brazil. A downturn in the economy of any of these countries could lead to an increase in the defaults by the BES Group’s customers on the loans extended to them. In addition, protracted economic declines could reduce the level of activity in the market, thereby reducing the BES Group’s liquidity.

Back to Contents

Regulatory Environment and Restrictions

The BES Group is subject to extensive regulation by the European Central Bank and the Bank of Portugal, including with respect to minimum levels of liquidity, solvency and provisioning.

The minimum cash requirement is currently fixed at 2% of the total amount of deposits. An increase in the minimum cash requirement or a decline in the interest rate accrued on these cash reserves could have an adverse impact on the BES Group’s results of operations.

Portuguese banks are required to maintain a solvency ratio, i.e., Tier I capital plus Tier II capital divided by risk-weighted assets, of at least 8.0%. At December 31, 2002, BES Group’s solvency ratio was 10.74%. The capital adequacy requirements applicable to the BES Group limit its ability to extend loans to customers and may require it to issue additional equity capital or subordinated debt in the future, which are expensive sources of funds. Any change in the existing, or the introduction of new, capital adequacy requirements could have an adverse impact on the BES Group’s results of operations.

In addition, the Bank of Portugal has established minimum provisioning requirements regarding current loans, overdue loans, securities, equity holdings, sovereign risk and other contingencies. Therefore, any change in these requirements could have a material adverse impact on the BES Group’s results of operations. See “Item 4. Information on the Company–Selected Statistical Information–Provision and Allowance for Loan Losses” for more information on the BES Group’s provisioning policies with respect to loans.

Market Risk, Interest Rate Risk and Currency Risk

The BES Group is subject to the risks typical of banking activity, such as fluctuations in the prevailing levels of interest rates and exchange rates and capital market volatility. For more information on these risks, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

Credit Risk

In addition to the risks described above, the BES Group is subject to credit risk, i.e., the risk that the group’s borrowers and other counterparties may become unable to meet their payment obligations to the BES Group. Although the BES Group regularly reviews its exposure to specific borrowers and other counterparties and to specific industries and countries that it believes present special concerns, defaults may arise from events and circumstances that are difficult or impossible to predict or detect. In addition, the BES Group’s collateral may be insufficient to cover its exposure, for example, as a result of sudden market declines that reduce the value of the collateral. Accordingly, if a major borrower or other counterpart were to default on its obligations, the BES Group’s results of operations and financial condition could suffer.

The BES Group’s provisions for credit losses provide a reserve against potential losses inherent in loans and advances. Estimating potential losses, however, is inherently uncertain and depends on many factors, including general economic conditions, changes in the ratings assigned to the BES Group’s borrowers and other counterparties, structural changes in industries that alter the competitive positions of the companies operating in these industries as well as other external factors, such as legal and regulatory requirements. An increase in the BES Group’s provisions for loan losses or any loan losses in excess of these provisions could have an adverse effect on the BES Group’s financial condition and results of operations.

Competition

Structural changes in the Portuguese economy over the past several years have significantly increased the scope and intensity of competition in the Portuguese banking sector. These changes were mainly related to the privatization of large sectors of the economy, including banking and insurance, as well as Portugal’s integration into the European Union and the introduction of the euro.

Back to Contents

The BES Group faces intense competition in all of the principal markets in which it is active, especially in the Portuguese banking market (deposits, mortgages, leasing, investment banking and asset management), where it competes with Portuguese commercial banks, savings and investment banks, foreign banks (many of which have recently entered the Portuguese market). In recent years, mergers and acquisitions involving some of the largest Portuguese banks have resulted in significant market concentration and additional competition to the BES Group. The BES Group’s principal competitors are Caixa Geral de Depósitos, Banco Comercial Português Group, BPI Group and Santander Central Hispano Group. Competition has further increased as a result of the emergence of non-traditional distribution channels, such as Internet and telephone banking.

ITEM 4.	INFORMATION ON THE COMPANY

Background

BES is a limited liability banking corporation (sociedade anónima) incorporated under the laws of Portugal. According to the Portuguese Banks Association, the BES Group, with total consolidated assets at December 31, 2002 of euro 40.8 billion is the third largest full-service financial group operating in Portugal in terms of total assets. At that date the BES Group’s consolidated gross loan portfolio totalled euro 25.9 billion and, net of loan loss provisions, represented approximately 62% of its total assets.

The Bank’s origins date from 1884, when José Maria do Espírito Santo Silva founded a bank in Lisbon, which was BES predecessor. After the Second World War, the Bank became one of Portugal’s largest commercial banks under the direction and leadership of the Espírito Santo family. In 1975, virtually all institutions in the banking and insurance industries, including the Bank, were nationalized by the Portuguese government. The Espírito Santo family, deprived of its Portuguese base, began operations outside of Portugal, primarily in the financial services market, and in 1984 established the predecessor of Espírito Santo Financial Group S.A. (“ESFG”), an integrated financial services group.

In 1986, the Portuguese government embarked upon a privatization program and, in 1991, began the privatization of the Bank. ESFG reacquired control of the Bank in 1992 in association with Crédit Agricole, S.A. (“Crédit Agricole”), a major French financial services group, and other investors. See “Item 7. Major Shareholders and Related Party Transactions”.

ESFG and its subsidiaries (the “ESFG Group”) hold a 48.4% voting and a 32.1% economic interest in the Bank. Crédit Agricole is a minority investor in the Bank and is the ESFG Group’s strategic partner in the Bank’s management and operation, particularly in connection with the development of products in the retail sector. The general public owns approximately 36% of the Bank’s ordinary shares. The Bank’s ordinary shares are listed on the Euronext-Lisbon (formerly the Lisbon and Oporto Stock Exchange) and ESFG’s ordinary shares are listed on the New York, London and Luxemburg Stock Exchanges as well as Euronext-Lisbon.

The legal name of the Bank is Banco Espírito Santo, S.A. The principal executive office of the Bank is located at Avenida da Liberdade, 195, 1250 – 142 Lisbon, Portugal, and its telephone number is (011-351-21) 359 70 00.

Through its subsidiaries, ESFG engages in a broad range of banking activities, including commercial banking, investment banking, asset management, stock brokerage and private banking, and a full line of insurance operations. ESFG conducts its commercial banking activities primarily through the Bank and the Bank’s wholly owned subsidiary Banco Internacional de Crédito, S.A. (“BIC”), a commercial bank specializing in Portuguese government subsidized residential mortgage loans (including the former government subsidized mortgages). The ESFG Group’s investment banking business is managed primarily through the Bank’s wholly owned subsidiary Banco Espírito Santo de Investimento, S.A. (“BESI”), which is based in Portugal and is part of the BES Group, while its asset management activities are operated through Espírito Santo Activos Financeiros S.A. (“ESAF”) (also based in Por tugal and part of the BES Group), Compagnie Bancaire Espírito Santo S.A. (formerly Compagnie Financiére Espírito Santo S.A.) (“CBESSA”), which is based in Switzerland and is not part of the BES Group, and Espírito Santo Activos Financieros, S.A., which is based in Spain and is part of the BES Group. ESFG conducts its stockbrokerage activities through Espírito Santo Dealer, S.A. (“ES Dealer”), a subsidiary of the Bank, and Benito y Monjardin, SVB, S.A., which operates in Spain and is part of the BES Group. The two companies based in Spain coordinate their activities closely with BESI. ESFG conducts its insurance operations through Companhia de Seguros Tranquilidade, S.A. (“Tranquilidade”), which is not part of the BES Group.

Back to Contents

The Bank’s commercial banking network also serves as the marketing core of the ESFG Group’s integrated financial services group in Portugal. The Bank works closely with Tranquilidade to promote the sale of Tranquilidade’s life and more recently non-life insurance products through the Bank’s branch network (“bancassurance”).

As part of the ESFG Group’s strategy to integrate its inter-related businesses, the Bank has consolidated its control over other ESFG Group entities in recent years. In 1997, the Bank increased its shareholding in BIC from 47% to 100%. In 2000, the Bank increased its shareholding in BESI from 48.6% to 100%.

During the past several years, the Bank has also achieved some growth by acquisition outside Portugal. In September 1997, the BES Group acquired an indirect interest in a private commercial bank in Brazil which has since been renamed Banco Boavista Interatlântico, S.A. (“BBIA”). The BES Group acquired BBIA together with the Brazilian group Monteiro Aranha S.A., its strategic partner in the area, through Interatlântico, S.A. (“IASA”), a holding company that owned 94% of BBIA. In 2000, IASA entered into an agreement with Bradesco, S.A. (“Bradesco”) a Brazilian bank, pursuant to which it swapped its entire interest in BBIA for 6.5% of Bradesco shares. During 2001, the Monteiro Aranha group and Crédit Agricole divested their interest in IASA, in exchange for a 3.25% interest in Bradesco. As a result of these transactions the BES Group increased its shareholding in IASA to 100% and acquired an indirect interest in Bradesco of 3.29%. During 2002, in order to concentrate in BES all significant financial equity holdings, the shares representing 3.29% of Bradesco were transferred to the Bank. As a result, BES reduced its participation in IASA from 100% to 19% of its voting interests.

During 2000, BES acquired Espírito Santo Bank (“ES Bank”), formerly an ESFG subsidiary, located in Miami (Florida), and engaged in private banking for Latin American customers, particularly in Brazil and Venezuela (investment of euro 71 million), Benito y Monjardin, a Spanish asset management and brokerage company, and Espírito Santo Activos Financieros, a Spanish asset management company (together an investment of euro 95 million). BES also increased its stake in the Kredyt Bank (euro 50 million) and acquired a 2.8% stake in Banque Marocaine du Commerce Exterieur (euro 30 million) as well as a minority stake in Bradesco (euro 99 million) described above. During the first quarter of 2002, BES sold its stake in Kredyt Bank in order to concentrate its resources in Portugal and Spain. The sale generated a gain of euro 18 million.

BES Group comprises two groups of companies: (i) operational units, comprising companies providing financial services and (ii) outsourcing and other units, comprising companies providing support services, cleaning services, research and consultancy services, IT support, real estate management and other related services.

The first of these groups accounts for almost all of the assets, income and net income of BES Group and for management purposes is divided into the following segments:

•	Banking, which includes BES (private and corporate banking), BIC (mortgage loans), BESI (investment banking), BESSA (private and corporate banking in Spain), BES ORIENTE (private and corporate banking in Macao) and ES Bank (private and corporate banking in the United States), BEST (on-line bank specializing in asset management), BES Azores (private and corporate banking), BES International SGPS (holding company, controlling 100% of Bank Espírito Santo International Limited – BESIL) and ES PLC (non-bank finance company domiciled in Dublin, Ireland). This segment also includes securities issuers (BES Finance, ESOL, BESOL and BESNAC);

•	Leases, which comprises Besleasing Mobiliária and Besleasing Imobiliária, companies with activities in Portugal;

•	Consumer credit, which includes CREDIBOM and CREDIFLASH (consumer loans and credit cards);

•	Asset Management funds, comprising ESAF SGPS and ESAF, S.A. (Spain);

•	Brokerage, represented by ES Dealer, Benito & Monjardin and BES Securities (Brasil); and

•	Factoring, which includes EUROGES.

Back to Contents

The following table shows total revenues, which comprises the sum total of interest income, other income and equity earnings of affiliates, by segment for each of the three years ended December 31, 2000, 2001 and 2002. See note 24 to Financial Statements “– Segment and Geographic Information” for information on each segment’s total revenues.

	2000	2001	2002

	(in thousands of euro)
Banking	1,970,449	2,254,505	2,157,997
Leasing	52,130	65,966	55,717
Consumer credit	69,552	86,747	100,245
Asset management	42,367	43,206	46,723
Brokerage	18,329	79,279	23,087
Factoring	16,640	22,940	24,216
Others	22,731	26,615	21,827

	2,192,198	2,579,258	2,429,812

The following table shows total revenues by geographic market in each of the three years ended December 31, 2000, 2001 and 2002.

	2000	2001	2002

	(in thousands of euro)
Portugal	1,538,720	2,044,847	1,713,114
Other European Union Countries	383,031	278,510	332,757
Rest of Europe	6,830	3,521	38,976
North America	200,740	141,032	312,500
Latin America	51,350	97,586	20,166
Asia	11,527	13,762	6,720
Africa	—	—	5,579

	2,192,198	2,579,258	2,429,812

The BES Group’s main source of revenue is banking, which in 2002 generated euro 2,158 million in revenues, or 88.8% of the Group’s total revenues. Specialized consumer credit activity, asset management and leasing are also significant sources of revenue. Approximately 70% of total revenue for 2002 was derived from units in Portugal, reflecting the location and focus of the Group’s main operational units. See Note 24 to the Consolidated Financial Statements for additional information.

Commercial Banking

The BES Group provides a full range of banking and related financial services in Portugal, as well as in Spain and abroad through its international branches and representative offices in Europe, in other countries with significant Portuguese communities, and since 2000, through ES Bank in Miami, Florida. The Group conducts operations in China through Banco Espírito Santo do Oriente (“BESOR”), a joint venture with China’s Everbright Group in Macao. The BES Group’s diverse customer base is comprised of large Portuguese corporations, subsidiaries of foreign corporations, public sector institutions, small to medium-sized Portuguese businesses and individuals. The BES Group’s financial services include wholesale and retail deposit-taking, commercial and consumer lending, funds transmissions, credit card facilities, foreign exchange, distribution of mutual funds and trading and investment securities, including corporate and government debt securities and providing securities custodial services. In addition to traditional banking services, the BES Group, through its subsidiaries and other related entities, engages in various complementary higher margin activities, such as leasing, factoring, asset management and life insurance. These complementary activities allow the BES Group to extend its services to a broader clientele and to enhance its service to its existing client base. See “Item 4. Information on the Company–Other Activities”.

Back to Contents

The Bank’s network in Portugal consisted of 469 branches at December 31, 2002. Including BIC, Banco BEST and Banco Espírito Santo dos Açores (“BAC”), the BES Group had a network of 602 branches throughout Portugal at December 31, 2002. Banco Espírito Santo, S.A. (“BESSA”) currently has 32 branches in Spain, primarily along the Portuguese border. The Group also has eight other foreign branches and nine representative offices.

Strategy. The Bank’s principal aims are to increase profitability, market share and productivity, while maintaining strong solvency and liquidity ratios, adequate loan quality and a conservative provisioning policy with respect to non-performing loans. In order to achieve these goals, the Bank has sought to strengthen its position within the Portuguese commercial banking sector by (i) increasing penetration of its existing client base through enhanced customer service, (ii) substantially expanding its commercial banking network to accommodate increasing demand and to ensure adequate marketing capabilities, (iii) consolidating its existing operations in an effort to control expenses and boost productivity and (iv) expanding loan volumes in the mortgages business while maintaining its traditionally strong position with small and medium-sized companies.

Based on internal studies, the BES Group believes that in 2002 it had an average market share of approximately 17%, compared with 16.8% in 2001. The BES Group calculates its average market share as the non-weighted average of the market shares it holds in deposits, individual pension plans, mutual funds, production of mortgage loans, consumer loans, loans to corporations, credit card turnover and internet banking. In calculating market share data, the BES Group uses relevant available official sources of information, including publications by the Bank of Portugal, the Portuguese Banks Association (APB), the Association of Mutual Funds Management Companies (APFIN), the Portuguese Association of Insurance Companies (APS). Where no official sources exist, (e.g., Internet Banking), the BES Group relies on its own estimates. In 2002, the BES Group achieved a return on equity of 13.1% (on a statutory and Portuguese GAAP basis) and a cost to income ratio of 53%, down from 58% in 2001.

In order to increase the penetration of its existing client base, the Bank has sought to take advantage of synergies among its operations and the other banking and insurance operations of the ESFG Group by distributing insurance, investment and other financial products through its branch network. In doing so, the Bank has increasingly focused on the retail sector as a means of achieving higher lending margins and greater cross selling of fee-generating financial services. Through its branches, the Bank now markets, among other things, both life and non-life insurance products underwritten by Tranquilidade and ES Seguros and investment management products developed by ESAF and subsidized mortgage loans offered by BIC (until September 2002 when the Government decided to stop subsidizing these products). As part of its effort to provide enhanced customer service, the Bank has also engaged in a program of modernizing and reconfiguring existing branches using a segme nt-oriented approach in order to better address the needs of clients.

Efficiency is a focal point in the strategic development of the BES Group. Since privatization, management has undertaken an ambitious program for improving productivity levels. The Bank is developing several reorganization initiatives, such as centralizing back offices, improving employees’ competencies and streamlining office operations through continuing investments in IT systems. These measures have had a positive impact on the BES Group’s efficiency indicators. According to statutory and Portuguese standards, the ratio of operating costs to total assets declined from 1.69% in 1997 to 1.36% in 2002; assets per employee increased from euro 3.7 million in 1997 to euro 7.0 million in 2002, and cost to income decreased from 56.2% in 1997 to 53.4% in 2002.

Lending. The BES Group has consistently aimed to develop a balanced and diversified loan portfolio, while maintaining what management considers to be a conservative provisioning policy with respect to non-performing loans.

Back to Contents

The BES Group believes its success in broadening its customer base is evidenced by the expansion in loans to individuals, including mortgages and consumer credit, over the last decade. These loans represented a negligible amount of the total in 1992, and grew to represent 41% of the BES Group’s total loan portfolio by the end of 2002.

As of December 31, 2002, the BES Group’s loan portfolio represented approximately 62% of its total assets. Net of allowances for loan losses, the BES Group’s loans amounted to euro 25.2 billion.

The BES Group’s total gross domestic loan portfolio amounted to euro 22.6 billion as of December 31, 2002 and was directed to the following principal business sectors: real estate–mortgage, 37%; wholesale and retail, 10%; construction and public works, 10%; instalment loans to individuals, 8%; services provided to corporate clients, 5%; real estate–construction, 5%; transport and communications, 3%; energy, 2%; textile and clothing, 2%; foodstuffs industry, 2%. Each other economic sector individually accounted for less than 2% of the total domestic loans. See “–Selected Statistical Information–Loan Portfolio”. As of December 31, 2002, total gross international loans amounted to euro 3.4 billion and were directed to the following principal business sectors: investment management, 22%; real-estate construction, 11%; commercial, 8%; transport and communications, 6%; banks and other financial institutions, 3%.

In recent years, the BES Group’s loan maturity profile has moved towards medium- and long-term loans. This trend is part of the Bank’s strategy to increase its lending activity to individuals, particularly in the areas of mortgages and consumer credit, where maturities are longer-term. As a result, the percentage of the loan portfolio with a maturity of less than one year has decreased from 63% as of December 31, 1995 to 37% as of December 31, 2002.

Approximately 13% of total BES Group loans are to non-resident customers, mainly through BES’s overseas branches (London, New York, Nassau, Lausanne, Cayman Islands and Madeira-offshore), BIC’s overseas branches (Cayman Islands and Madeira-offshore) and BES subsidiaries (BESSA, in Spain, BESOR, in Macao, ES PLC, in Ireland and ES Bank, in USA). Most of the trade finance lending is conducted through these entities.

As of December 31, 2002, the BES Group reported a return on average equity and return on average assets of 11.9% and 0.65%, respectively, as calculated under Portuguese GAAP. The comparable U.S. GAAP figures were -8.93% and -0.32%, respectively. See “Item 4. Information on the Company – Selected Statistical Information–Return on Equity and Assets–U.S. GAAP Reconciliation”. These results were achieved while maintaining Tier I and total capital ratios of 7.19% and 12.81%, respectively, at year-end 2002.

Deposit Taking. At December 31, 2002, the BES Group’s deposits from customers totalled euro 19.5 billion, which were held by over 1.4 million individuals and 116,000 corporate depositors.

For 2002, approximately 60% of deposits were from individuals, 20% were from domestic small- and medium-sized companies and 20% were from major corporations. Deposits from non-resident customers (mainly corporate customers) accounted for 21% of the BES Group’s total deposits. See “Item 4. Information on the Company–Selected Statistical Information–Deposits”.

For more information on the BES Group’s banking activities, see “Item 4. Information on the Company – Selected Statistical Information”.

Internet. Management expects the number of Internet users to continue to grow significantly, and the volume of transactions effected through the Internet is also expected to grow, particularly with the increase in new Internet access technologies (e.g., through cable, ADSL and interactive television). The Bank is developing a two-fold strategy: (i) an “incumbent” approach involving the enhancement of its multi-channel distribution network, particularly internet banking, as a complement to the relationship with its customer base (both individual and corporate customers); and (ii) an “innovator” approach involving the creation of an investment vehicle, BES.Com (which was recently renamed ES TECH Ventures) to develop new business models that will allow the BES Group to take advantage of opportunities for growth in the online sector.

Back to Contents

As part of its multi-channel distribution policy, the BES Group is intensifying efforts to migrate customers to the web-based channels BESnet PC and BESnet WAP. At December 31, 2002, there were approximately 586,000 BESnet users, making the BES Group the leader of the online-banking market in Portugal (own estimate based on available information from the main banks operating in Portugal). In the corporate segment, since launching BESnet Negócios an innovative internet banking service directed toward small- and medium-sized enterprises at the end of 1999, the BES Group has been developing an increasing number of features to adapt its banking services to the needs of corporate customers. At December 31, 2002, there were approximately 20,000 BESnet Negócios users, representing approximately 51% of the BES Group’s medium-sized corporate clients.

In April 2000, a strategic partnership agreement was signed with the Portugal Telecom Group and Caixa Geral de Depositos. The BES Group and its partners recognized the increasing convergence of technology, communications and contents, and considered that it was essential to establish stronger and closer mutual collaboration ties with strategic allies in Portugal. Under this agreement a number of initiatives are being launched jointly by the BES Group, the Portugal Telecom Group and by Caixa Geral de Depósitos.

Among these initiatives is Banco BEST, an Internet bank launched in June 2001 through ES TECH Ventures and specializing in asset management, deposits, brokerage, funds and assurance products. Banco BEST’s product range includes products of the BES Group and the ESFG Group, as well as third parties’ products. Banco BEST started its activities with a share capital of euro 32.4 million, and its shareholders are BES Group, with a 66% stake, and Portugal Telecom, with a 34% stake. As of December 31, 2002, Banco BEST share capital amounted to euro 43.0 million, net assets amounted to euro 187 million and customer deposits amounted to euro 154 million. Additionally, a portal for small- and medium-sized enterprises called PME link was launched in May 2001 as the first Portuguese online business center. Throughout 2002 PME link strongly consolidated its business: the client base grew 80% to 25.000 registered clients, of which 7.500 were transactional (330% gro wth); the sales volume grew 300%, reaching euro 4.5 million.

As part of the alliance with Portugal Telecom, BES has appointed two members to the board of directors of Portugal Telecom, and Portugal Telecom has appointed one member to the board of BES. The Bank has also appointed two members to the PT Multimédia board of directors.

Investment Banking and Stockbrokerage

The BES Group conducts investment-banking operations in Portugal through BESI, of which the Bank is now the sole shareholder. BESI’s primary investment banking and advisory activities are in domestic as well as international markets (Brazil, Spain and the UK) and are mainly focused on project finance, structured finance, M&A, corporate finance and capital markets (privatizations, primary and secondary market securities trading as well as underwriting of equity and debt issues).

On a Portuguese GAAP basis BESI had total consolidated assets of euro 872 million at December 31, 2002 and net income of euro 2.8 million for the 12 months then ended. BESI accounted for 2.1%of the BES Group’s total assets at December 31, 2002 and 1.2% of the BES Group’s net income for 2002.

The BES Group’s stockbrokerage activities are conducted through ES Dealer and Benito Y Monjardin in Spain. In 2002, ES Dealer’s net income was adversely affected by stock market conditions; commissions decreased 52% to euro 4.1 million from euro 8.6 million in 2001. ES Dealer had a net loss of euro 0.125 million in 2002.

Since 2000, the BES Group has expanded its stock brokerage activities through the acquisition of Benito Y Monjardin, an independent Spanish asset management and brokerage company, referred to above.

Other Activities

The Bank is engaged in the insurance business through the joint-venture partnerships of other ESFG Group affiliates, namely, Tranquilidade and Tranquilidade-Vida.

Back to Contents

The Bank believes that cross-selling opportunities among its subsidiaries and with its affiliates will become increasingly important to its development. Tranquilidade-Vida and the Bank are parties to a marketing agreement that enables the Bank to sell Tranquilidade’s products, particularly life products, through the Bank’s branch network (bancassurance). Sales of life insurance products through the Bank amounted to euro 588 million in 2002 compared to euro 551 million in 2001; this moderate increase was mainly due to the persistence of less favourable economic conditions, particularly lower interest rates which affected the sale of guaranteed fixed rate products. Fee income received by the Bank in respect of such sales was 20.9 million for the year ended December 31, 2002.

The BES Group is also developing a strategic arrangement to sell banking products through Tranquilidade agents (assurfinance). This new initiative aims to attract those Tranquilidade clients that do not already use the BES Group’s banking services. In 2002, only around 30% of Tranquilidade clients were also clients of the BES Group. The assurfinance project goals include selling mortgage loans, consumer loans, investment funds, credit cards and deposits to Tranquilidade clients through Tranquilidade’s 400 mostly exclusive agents. In 2002, the contracts entered into through this channel represented 11% of the BES Group’s new mortgage loans for the year as compared to 10% in 2001.

The BES Group has a direct 65% interest and an indirect 20% interest in ESAF, the subsidiaries of which are involved in various fund management activities in Portugal. During 2000, the BES Group acquired 100% of two Spanish asset management companies – Gescapital and GES-BM – to better develop BESSA’s private banking activity. During 2001, Gescapital and GES-BM were combined and the new merged entity was renamed Espírito Santo Gestion, which, together with Espírito Santo Pensiones, formed the holding company Espírito Santo Activos Financieros. The total volume of assets under the BES Group’s management was euro 10.4 billion at December 31, 2002 (an increase of euro 746 million from 2001).

In recent years, the BES Group established new financial enterprises and acquired interests in companies performing interrelated activities. Besleasing Mobiliária, S.A. was ranked second in terms of new contracts in 2002 according to the Portuguese Association of Lease Corporations. Besleasing Imobiliária, S.A. is active in real estate leasing in Portugal and ranked third in terms of total portfolio according to the same source. Euroges, a factoring company, had total assets of euro 469 million at December 31, 2002 and net income of euro 4.8 million for the 12 months then ended. The BES Group is also involved in the credit card business, through Crediflash, a credit card management company, with assets of euro 125 million, loans to customers of euro 115 million as of December 31, 2002 and net income of euro 4.0 million in 2002. In-store consumer credit operations are conducted by Credibom, which as of December 31, 2002, had a loan portfolio of euro 453 million and net income of euro 9.1 million.

Competition

The BES Group faces intense competition in each of its principal areas of operation; however, competition in the Portuguese banking markets has the most significant effect on the Bank’s results and operations. The Bank’s competitors in the Portuguese banking markets are Portuguese commercial banks, savings and investment banks, foreign banks (many of which have recently entered the Portuguese market) and non-deposit-taking financial institutions (investment companies). The Portuguese banking industry has been characterized by increasing consolidation through mergers and acquisitions among the major Portuguese banks and by foreign financial institutions. Currently, the five principal financial groups in the banking sector are: Caixa Geral de Depósitos, the BCP Group, the BES Group, the BPI Group and Santander.

Under current law, all Portuguese banks are permitted to provide all types of financial services. In addition, EU banking directives allow cross-border reciprocity within EU countries for any bank formed within the EU. In the major corporate markets and in international markets generally, therefore, the Bank faces competition from other commercial investment banks and financial institutions, particularly those with ties to Portugal.

Management believes that competition will continue to intensify as a result of the integration of European markets, the enlargement of the European Union to include many Eastern European countries and economic globalisation.

Back to Contents

The Bank intends to continue to pursue opportunities for expansion through organic growth and will consider, in appropriate circumstances, the possibility of external growth by acquisition in Portugal or external markets relevant to its business.

Selected Statistical Information

The Selected Statistical Information is presented on a consolidated basis for the Bank and its subsidiaries (together the “BES Group”). Banco Espírito Santo Açores (“BAC”), the assets of which represented 0.5% of the BES Group’s consolidated net assets at December 31, 2002, has been included in the consolidated financial statements as of and for the year ended December 31, 2002 but has not been included in the consolidated financial statements as of and for the years ended December 31, 2001 and December 31, 2000.

I.	Average Balance Sheets and Interest Rates

The following table shows the average balances of the BES Group, the related interest income and expense and the average interest rates for the three years ended December 31, 2000, 2001 and 2002, net of inter-company balances and transactions eliminated in consolidation. In this table and elsewhere in the Selected Statistical Information, average balances have been calculated using monthly balances. The Bank believes that the average balances presented below are representative of the operations of the BES Group. Out-of-period items and adjustments as well as loan fees have been excluded from the calculation of interest income and expense. In 2000, 2001 and 2002, out-of period items and adjustments were not material. Overdue loans and shareholders’ loans have been excluded from the category “Loans to customers” and included in “Non-interest-earning assets”. Related provisions have been included in the ca tegory “Non-interest-bearing liabilities”. (See “– Description of Assets and Liabilities–Loan Portfolio”).

	Year ended December 31,

	2000			2001			2002

	Average		Average	Average		Average	Average		Average
	balance	Interest	rate	balance	Interest	rate	balance	Interest	rate

	(euro thousands, except percentages )
Interest-earning assets
Deposits with banks: (1)
Domestic	1,313,211	50,140	3.82%	1,164,379	53,129	4.56%	1,252,040	35,776	2.86%
International	1,951,388	101,156	5.18%	2,679,829	125,255	4.67%	2,948,341	92,188	3.13%
Trading account securities: (2)
Domestic	118,087	1,718	1.45%	236,505	2,929	1.24%	91,266	2,284	2.50%
International	213,634	8,601	4.03%	436,528	24,887	5.70%	367,594	95,563	26.00%
Investment securities available-for-sale: (3)
Domestic	1,245,504	37,788	3.03%	1,075,030	46,269	4.30%	760,304	19,836	2.61%
International	2,305,040	152,375	6.61%	2,684,415	127,942	4.77%	2,849,722	118,897	4.17%
Loans to customers:
Domestic	16,268,571	1,059,889	6.51%	19,583,507	1,341,457	6.85%	21,711,479	1,278,652	5.89%
International	2,861,708	179,274	6.26%	3,482,536	243,587	6.99%	3,662,895	152,506	4.16%
Other interest-earning assets: (4)
Domestic	329,641	4,273	1.30%	627,384	5,672	0.90%	701,038	8,354	1.19%
International	779,307	63,457	8.14%	1,215,913	80,937	6.66%	1,254,011	31,205	2.49%

Total interest-earning assets	27,386,091	1,658,671	6.06%	33,186,026	2,052,064	6.18%	35,598,690	1,835,261	5.16%

Non-interest-earning assets: (5)
Domestic	2,816,419			2,531,756			3,448,553
International	194,351			283,253			266,359

Total non-interest-earning assets	3,010,770			2,815,009			3,714,912

Total assets	30,396,861			36,001,035			39,313,602

Domestic (%)	72.68%	69.56%		70.05%	70.63%		71.13%	73.28%
International (%)	27.32%	30.44%		29.95%	29.37%		28.87%	26.72%

Back to Contents

	December 31,

	2000			2001			2002

	Average		Average	Average		Average	Average		Average
	balance	Interest	rate	balance	Interest	rate	balance	Interest	rate

	(euro thousand, except percentages )
Interest-bearing liabilities
Deposits from banks: (1)
Domestic	299,162	11,579	3.87%	274,304	9,214	3.36%	355,045	10,530	2.97%
International	4,170,976	205,887	4.94%	4,569,056	234,762	5.14%	3,689,943	100,058	2.71%
Demand deposits:
Domestic	4,757,477	62,084	1.30%	5,146,903	85,340	1.66%	5,683,657	65,223	1.15%
International	345,784	6,822	1.97%	458,443	6,015	1.31%	589,238	4,574	0.78%
Time deposits:
Domestic	8,208,819	256,517	3.12%	8,290,907	308,082	3.72%	7,378,546	198,327	2.69%
International	3,022,393	186,447	6.17%	3,442,680	195,518	5.68%	4,413,439	152,875	3.46%
Short-term borrowings: (6)
Domestic	631,067	28,345	4.49%	717,950	32,860	4.58%	623,455	19,414	3.11%
International	1,425,134	71,407	5.01%	1,724,062	62,991	3.65%	1,929,371	59,513	3.08%
Long-term borrowings: (7)
Domestic	2,126,230	113,547	5.34%	2,253,980	119,753	5.31%	2,769,640	131,033	4.73%
International	2,387,521	106,531	4.46%	5,529,420	270,555	4.89%	7,731,509	300,104	3.88%

Total interest-bearing liabilities	27,374,563	1,049,166	3.83%	32,407,705	1,325,090	4.09%	35,163,843	1,041,651	2.96%

Non-interest-bearing liabilities (8)	1,793,711			2,192,696			2,273,629

Total liabilities	29,168,274			34,600,401			37,437,472

Shareholders' equity (9)	1,228,587			1,400,634			1,876,130

Total liabilities and share-
holders' equity	30,396,861			36,001,035			39,313,602

Domestic (%)	62.65%	44.99%		56.32%	41.90%		53.32%	40.76%
International (%)	37.35%	55.01%		43.68%	58.10%		46.68%	59.24%
Interest Spread:
Domestic		681,736			894,207			920,375
International		(72,231)			(167,233)			(126,765)

		609,505			726,974			793,610

Net interest margin: (10)
Domestic			3.54%			3.94%			3.75%
International			-0.89%			-1.59%			-1.14%

			2.23%			2.19%			2.23%

(1)	The decrease in the average interest rate for “Deposits with banks” and “Deposits from banks” in 2002 reflects a general decline during that period in the interest rates prevailing in the BES Group’s principal markets. The table below shows the trend in interest rate levels for each of these markets between 2000 and 2002:

	% (a)

				Variation
	2000	2001	2002	2001/2000	2002/2001

Discount with the European Central Bank	3.981	4.269	2.250	0.288	-2.019
Euro	4.317	4.314	3.321	-0.003	-0.993
British sterling	6.178	5.114	4.059	-1.064	-1.055
U.S.dollar	6.499	4.119	1.815	-2.380	-2.304
Japanese yen	0.272	0.294	0.077	0.022	-0.217

(a)	The interest rates for the main currencies presented above are based on the monthly averages of three-month interest rates.

(2)	The increase in the average interest rates for “Trading account securities–International” in 2001 and 2002, reflects the trading activities of Bes Investimento (Brazilian subsidiary) during each of these periods.

(3)	The decrease in the average interest rate for “Investment securities available for sale–Domestic” in 2002 reflects the fact that the importance of fixed-interest rate securities in the BES Group’s domestic portfolio of investment securities available for sale declined relative to the importance of marketable securities, which do not bear interest but instead may generate dividends.

The decrease in the average interest rate for “Investment securities available for sale–International” in each of 2001 and 2002 is in line with the general trend for interest rates during these periods, mainly those outside the euro zone. See note 1 to this table for additional information on interest rate trends.

(4)	“Other interest-earning assets” includes investments in other equity holdings and securities held to maturity. The interest income generated by these assets includes dividends in the amount of euro 10.8 million. At each of December 31, 2000, 2001 and 2002, the BES Group’s investments in securities held to maturity consisted primarily of securities held by BES’s New York branch, BESI and ES Bank (see “Investment, Trading, and Equity Holdings Portfolio” – Equity Holdings Portfolio for more detailed information on the BES Group’s equity holdings).

The increase in interest income from “Other interest-earning assets–International” in 2001 reflects (i) the first full-year consolidation of ES Bank’s portfolio of securities held to maturity in that period and (ii) long-term foreign investments in Bradesco, a Brazilian company, in August 2000, and the BES Group’s participation in the capital increase of Kredyt Bank, a Polish bank, in October 2001. In 2002, the BES Group increased its share in Bradesco and sold its stake in Kredyt Bank. The decrease in the average interest rate for “Other Interest-Earning Assets–International” in 2002 reflects the strong decline in the interest rate levels prevailing in the United States during that period, which reduced the interest income derived from the BES Group’s U.S. securities

Back to Contents

(5)	“Non-interest-earning assets” comprise:
	2000	2001	2002

	(% of total)
Cash and due from banks (a)	26	31	25
Fixed assets	19	22	16
Overdue loans	14	17	15
Accounts receivable and prepayments	10	10	14
Accrued interest income	9	3	7
Participation units	5	1	4
Other	17	16	19

Total	100	100	100

(a)–Includes mainly deposits with the Bank of Portugal.

The significant increase in “Non-interest-earning assets” in 2002 reflects: (i) actuarial losses suffered in connection with pension plan assets as a result of stock market declines (under Portuguese GAAP, such losses are recorded as a deferred cost in Other assets, and (ii) the implicit interest expense resulting from the issuance of zero-coupon bonds (according to Bank of Portugal rules, the maturity value of a zero-coupon bond (as opposed to the issue price)) should be recorded as a liability and the implicit interest on the bond should be recorded as a receivable.

(6)	The principal components of “Short-term borrowings” are overdrafts, securities sold under repurchase agreements and interbank borrowings (see “Description of Assets and Liabilities–Short-term Borrowings”).

(7)	“Long-term borrowings–Domestic” includes corporate bonds and subordinated corporate bonds, while “Long-term borrowings–International” consists mainly of the Euro Medium Term Notes Program of BES Finance, under which euro 5.3 billion was outstanding at December 31, 2002 (compared with euro 4.8 billion at December 31, 2001).

(8)	“Non-interest-bearing liabilities” comprise:

	2000	2001	2002

	(% of total)
Minority interests	26	27	26
Allowance for non-performing loans	25	22	23
Other loan allowances and pension reserve	16	16	18
Accrued interest expense and deferred income	13	14	14
Accounts payable and accruals	4	4	4
Other	16	17	15

Total	100	100	100

Minority interests include non-cumulative guaranteed preference shares of BESOL (US$ 250 million) and ESOL (US$ 250 million).

(9)	The growth in the average balance of shareholders’ equity is due mainly to the increase in BES’s share capital in February 2002.

(10)	“Net interest margin” represents net interest income as a percentage of average total interest-earning assets. For purposes of this calculation, interest income and interest expense are classified as domestic or international based on the domicile of customers and the deposit location. Because the BES Group accepts funds from outside Portugal to finance lending to Portuguese residents, the interest expense payable on deposits from non-Portuguese customers is classified as international while the interest income generated by the related loan inside Portugal is classified as domestic. As a result, such transactions affect the calculation of both the domestic and international interest margins. The following table presents the net interest margin adjusted to eliminate this effect:

Back to Contents

	December 31,

	2000			2001			2002

			Yield &			Yield &			Yield &
	Average		Margin	Average		Margin	Average		Margin
	balance	Interest	%	balance	Interest	%	balance	Interest	%

	(euro thousand, except percentages)
Domestic

Interest-earning assets	19,275,014	1,153,808	5.99	22,686,805	1,449,456	6.39	24,516,127	1,344,902	5.49
Interest-bearing liabilities	(16,022,754)	(472,072)	(2.95)	(16,684,043)	(555,249)	(3.33)	(16,810,343)	(424,527)	(2.53)
Transfer to international	(3,046,380)	(136,056)	(4.47)	(4,941,188)	(240,068)	(4.86)	(7,004,578)	(280,575)	(4.01)
Non-interest-earning assets	2,816,419	—	—	2,531,756	—	—	3,448,553	—	—
Equity & non-interest-bearing
liabilities	(3,022,298)	—	—	(3,593,330)	—	—	(4,149,759)	—	—

Margin		545,680	2.83		654,139	2.88		639,800	2.61

International

Interest-earning assets	8,111,077	504,863	6.22	10,499,221	602,608	5.74	11,082,563	490,359	4.42
Interest-bearing liabilities (a)	(11,351,808)	(577,094)	(5.08)	(15,723,662)	(769,841)	(4.90)	(18,353,500)	(617,124)	(3.36)
Transfer from domestic	3,046,380	136,056	4.47	4,941,188	240,068	4.86	7,004,578	280,575	4.01
Non-interest-earning assets	194,351	—	—	283,253	—	—	266,359	—	—

Margin		63,825	0.79		72,835	0.69		153,810	1.39

Total margin		609,505	2.23		726,974	2.19		793,610	2.23

(a)	The increase in interest-bearing liabilities from 2000 to 2002 mainly reflects the issuance of Euro Medium Term Notes in the international capital markets, the proceeds from which were employed in the domestic market.

Back to Contents

II.	Analysis of Changes in Net Interest Income

The following table provides an analysis of the estimated change in the BES Group’s net interest income attributable to changes in the average volume of interest-earning assets and interest-bearing liabilities and to changes in their respective interest rates for the periods presented. Volume and rate variances have been calculated based on movements in the average balances over the period and on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. Variances caused by changes in both volume and rate have been allocated to changes in rate/volume.

	2000/2001				2001/2002

	Increase/(decrease) due to changes in:				Increase/(decrease) due to changes in:

			Average				Average
	Average	Average	rate/	Net	Average	Average	rate/	Net
	volume	rate	volume	change	volume	rate	volume	change

	(euro thousand)
INTEREST-EARNING ASSETS

Deposits with banks:
Domestic	(5,685)	9,755	(1,081)	2,989	4,000	(19,858)	(1,495)	(17,353)
International	37,733	(9,874)	(3,760)	24,099	12,550	(41,463)	(4,154)	(33,067)

Trading account securities:
Domestic	1,717	(250)	(256)	1,211	(1,799)	2,990	(1,836)	(645)
International	8,983	3,570	3,733	16,286	(3,930)	88,597	(13,991)	70,676

Investment securities available for sale:
Domestic	(5,165)	15,867	(2,221)	8,481	(13,546)	(18,222)	5,335	(26,433)
International	25,077	(42,502)	(7,008)	(24,433)	7,879	(15,943)	(981)	(9,045)

Loans to customers:
Domestic	215,802	55,302	10,464	281,568	145,765	(188,127)	(20,443)	(62,805)
International	38,864	21,020	4,429	64,313	12,615	(98,590)	(5,106)	(91,081)

Other interest-earning assets:
Domestic	3,860	(1,293)	(1,168)	1,399	666	1,804	212	2,682
International	35,540	(11,561)	(6,499)	17,480	2,536	(50,680)	(1,588)	(49,732)

Total
Domestic	210,529	79,381	5,738	295,648	135,086	(221,413)	(18,227)	(104,554)
International	146,197	(39,347)	(9,105)	97,745	31,650	(118,079)	(25,820)	(112,249)

	356,726	40,034	(3,367)	393,393	166,736	(339,492)	(44,047)	(216,803)

INTEREST-BEARING LIABILITIES

Deposits from banks:
Domestic	(962)	(1,530)	127	(2,365)	2,712	(1,079)	(317)	1,316
International	19,650	8,421	804	28,875	(45,170)	(110,866)	21,332	(134,704)

Demand deposits:
Domestic	5,082	16,799	1,375	23,256	8,900	(26,277)	(2,740)	(20,117)
International	2,223	(2,285)	(745)	(807)	1,716	(2,456)	(701)	(1,441)

Time deposits:
Domestic	2,565	48,851	149	51,565	(33,940)	(85,572)	9,757	(109,755)
International	25,927	(14,775)	(2,081)	9,071	55,139	(76,295)	(21,487)	(42,643)

Short-term borrowings:
Domestic	3,902	538	75	4,515	(4,325)	(10,504)	1,383	(13,446)
International	14,978	(19,338)	(4,056)	(8,416)	7,501	(9,811)	(1,168)	(3,478)

Long-term borrowings:
Domestic	6,822	(581)	(35)	6,206	27,397	(13,116)	(3,001)	11,280
International	140,191	10,291	13,542	164,024	107,748	(55,927)	(22,272)	29,549

Total
Domestic	17,409	64,077	1,691	83,177	744	(136,548)	5,082	(130,722)
International	202,969	(17,686)	7,464	192,747	126,934	(255,355)	(24,296)	(152,717)

	220,378	46,391	9,155	275,924	127,678	(391,903)	(19,214)	(283,439)

Net interest income
Domestic	193,120	15,304	4,047	212,471	134,342	(84,865)	(23,309)	26,168
International	(56,772)	(21,661)	(16,569)	(95,002)	(95,284)	137,276	(1,524)	40,468

	136,348	(6,357)	(12,522)	117,469	39,058	52,411	(24,833)	66,636

In 2001, net interest income increased, due primarily to a substantial increase in the volume of the underlying assets. In 2002, interest income decreased, as a result of the decline of the interest rate levels prevailing in the BES Group’s principal markets. However, during the same period, interest expense decreased even more, resulting in an increase in the BES Group’s net interest margin from 2.19% to 2.23% in 2002. This development was driven by the group’s loans and deposits pricing policy and its international securities trading activities.

III.	Description of Assets and Liabilities

The following discussion provides information with respect to the BES Group’s investment, trading and equity holding portfolios, loan portfolio, deposits, return on equity and assets and short-term borrowings. The Bank’s strategy in respect of its assets and liabilities is largely designed to limit the degree of interest rate and counterparty risk in order to minimize the effect of such risks on the Bank’s profitability levels. See “– Selected Statistical Information–Loan Portfolio”. Additional factors influencing the Bank’s management strategy are the liquidity and solvency ratios established by the Bank of Portugal. (See “Item 5. Operating and Financial Review and Prospects–Liquidity and Solvency Ratios”).

Back to Contents

Investment, Trading and Equity Holdings Portfolios

Investment portfolio

Under present Bank of Portugal guidelines, investment securities are defined as securities that will not be traded for a period of six months from the date of acquisition. The following tables present the book and market value of the BES Group’s investment securities at December 31, 2000, 2001 and 2002.

	December 31,

	2000	2001	2002

	(euro thousand)
Investment Portfolio:

Domestic:

Available-for-sale:
Government agency securities – Portuguese issuers	100,668	445,873	79,677
Corporate debt securities	632,036	132,565	154,150
Marketable equity securities:
Shares and other variable income securities	370,492	325,762	363,233
Trade investments	51,581	71,393	74,056

Total domestic	1,154,777	975,593	671,116

International:

Available-for-sale:
Government agency securities – Foreign issuers	491,141	402,480	314,650
Corporate debt securities	1,393,998	2,711,355	2,573,676
Subordinated debt	7,660	5,673	10,256
Marketable equity securities:
Shares and other variable income securities	42,519	48,590	125,520
Trade investments	20,252	22,271	57,891

	1,955,570	3,190,369	3,081,993

Held-to-maturity: (1)
Government agency securities – Foreign issuers	892,597	847,171	721,221
Corporate debt securities	22,453	63,083	75,902

	915,050	910,254	797,123

Total international	2,870,620	4,100,623	3,879,116

Total cost of acquisition (2)	4,025,397	5,076,216	4,550,232
Gross unrealized losses (2)	(148,327)	(142,765)	(194,146)

Total book value	3,877,070	4,933,451	4,356,086

Total market value	3,894,028	4,955,395	4,410,197

(1)	In each of 2000, 2001 and 2002, securities classified as “International–Held-to-maturity” comprised the investment portfolios of BES’s New York branch (euro 844.9 million, euro 804.6 million and euro 664.8 million, respectively), ES Bank (euro 52.6 million, euro 87.1 million and euro 112.7 million) and BESI (euro 17.5 million, euro 18.6 million and euro 19.6 million, respectively).

(2)	According to Portuguese GAAP, investment securities available for sale are carried at the lower of cost or market (or estimated market) value. Unrealised losses are fully provided for in the income statement, and unrealised gains are not recognized. The difference between cost and nominal value (premium or discount) is amortized over the term of the security.

Back to Contents

At December 31, 2002, government agency securities represented 25% of the investment portfolio (compared with 33% at December 31, 2001). In 2001, the BES Group increased its exposure to fixed interest rate bonds issued by the Portuguese government in the available for sale portion of its investment portfolio. In 2002, it sold these securities.

The value of the BES Group’s portfolio of debt securities of international corporate issuers increased in 2001, mainly as a result of its acquisition of deleveraged credit-linked notes, the underlying collateral for which primarily consists of notes issued by financial institutions and credit-default swaps that do not exceed 50% of their nominal amount.

Except as indicated in the table below, at December 31, 2000, 2001 and 2002, the BES Group’s investment portfolio did not include securities of any single issuer with a book value exceeding 10% of the BES Group’s shareholders’ equity:

	December 31,

	2000		2001		2002

	Book value	Market value	Book value	Market value	Book value	Market value

	(euro thousand)
US Treasury	934,466	937,051	894,239	893,988	653,259	653,244
Rock Ltd. (1)			185,562	183,567	179,463	176,763
Portuguese government debt instrument	—	—	445,842	439,948	—	—
Fungere (2)			153,404	153,493	—	—
German Treasury	177,628	177,664	—	—	—	—

(1)	This security is a variable rate credit-linked note due 2013 (deleveraged) issued by Repackage Offshore Collateralised Kredit (Rock) Limited. The note has the following underlying risks and collateral: (i) bonds issued by financial institutions, (ii) a class D Note issued by Lusitano CDO nº1 PLC (first loss piece of a collateralized debt obligation transaction executed by the BES Group), and (iii) a basket of six credit-default swaps. The valuation of this bond and its capital allocation is based on the estimated market value of the collateral.

(2)	This security is a real estate fund, which is managed by a company belonging to the BES Group. In 2002, the BES Group’s investment in this fund was less than 10% of the BES Group’s shareholders’ equity.

The following table categorizes the acquisition cost of the BES Group’s investment securities portfolio by maturity and presents the weighted average yield for each maturity range and each category of investment security within each maturity range as of December 31, 2002.

Back to Contents

	December 31, 2002 (1)

	1 year or less		1 to 5 years		5 to 10 years		Over 10 years		Total

	euro	Yield	euro	Yield	euro	Yield	euro	Yield	euro	Yield
	thousand	(%)	thousand	(%)	thousand	(%)	thousand	(%)	thousand	(%)

Domestic:
Available-for-sale:
Government agency securities – Portuguese issuers	15,056	7.66%	37,139	9.10%	1,487	5.24%	25,995	5.23%	79,677	7.50%
Corporate debt securities	3,109	2.50%	11,804	4.55%	111,953	2.68%	27,284	5.13%	154,150	3.26%
Marketable equity securities: (2)
Shares and other variable income securities	—	—	—	—	—	—	363,233	—	363,233	—
Trade investments	—	—	—	—	—	—	74,056	—	74,056	—

Total domestic	18,165	6.78%	48,943	8.01%	113,440	2.72%	490,568	0.56%	671,116	1.64%

International:
Available-for-sale:
Government agency securities – Foreign issuers	65,353	3.33%	47,485	3.65%	188,940	4.58%	12,872	2.36%	314,650	4.09%
Corporate debt securities	277,803	1.27%	535,721	4.34%	1,124,661	3.63%	635,491	3.26%	2,573,676	3.43%
Subordinated debt	—	—	—	—	—	—	10,256	0.87%	10,256	0.87%
Marketable equity securities: (2)
Shares and other variable income securities	—	—	—	—	—	—	125,520	—	125,520	—
Trade investments	—	—	—	—	—	—	57,891	—	57,891	—

	343,156	1.66%	583,206	4.29%	1,313,601	3.76%	842,030	2.51%	3,081,993	3.29%

Held-to-maturity:
Government agency securities – Foreign issuers	81,409	2.72%	591,224	4.41%	48,588	1.98%	0	—	721,221	4.06%
Corporate debt securities	61,822	3.10%	14,080	5.30%	—	—	—	—	75,902	3.51%

	143,231	2.88%	605,304	4.43%	48,588	1.98%	0	—	797,123	4.00%

Total international	486,387	2.02%	1,188,510	4.36%	1,362,189	3.70%	842,030	2.51%	3,879,116	3.43%

Total cost of acquisition	504,552	2.19%	1,237,453	4.50%	1,475,629	3.62%	1,332,598	1.80%	4,550,232	3.17%

(1)	All interest rates are nominal rates.
(2)	Shares and other variable income securities receive dividends and do not generate interest income.

Trading Portfolio

Trading securities are securities that either have original maturities, or are held for sale, for less than six months. The following table presents the book value along with the historic acquisition cost of the BES Group’s trading securities at December 31, 2000, 2001 and 2002. The book value of a security is determined on the basis of its market value at the end of the period (in the case of securities listed on a stock exchange) or on the basis of its fair value (in the case of unlisted securities).

	December 31,

	2000		2001		2002

	Acquisition	Book	Acquisition	Book	Acquisition	Book
	cost	value	cost	value	cost	value

	(euro thousand)
Listed securities:
Government agency securities	82,662	83,663	270,725	269,934	76,505	77,009
Corporate debt securities	157,237	157,138	104,471	105,944	61,625	60,535
Marketable equity securities (1)	156,493	147,865	103,351	104,506	232,740	227,523

	396,392	388,666	478,547	480,384	370,870	365,067

Non-listed securities:
Government agency securities	—	—	5,278	5,278	8,614	8,614
Corporate debt securities	20,871	20,871	22,443	22,443	23,385	23,387
Marketable equity securities (1)	138,164	138,546	3,676	3,761	4,514	4,509

	159,035	159,417	31,397	31,482	36,513	36,510

Total	555,427	548,083	509,944	511,866	407,383	401,577

(1)	“Marketable equity securities” includes participation units of investment funds. The increase in 2002 is due to securities bought for resale to customers.

Back to Contents

At December 31, 2002, the BES Group’s trading portfolio did not include securities of any single issuer with a book value exceeding 10% of the BES Group’s shareholders’ equity.

Equity Holdings Portfolio

BES Group has some minority interests in non-consolidated and associated companies – see detailed information in Note 7 to the Consolidated Financial Statements. These investments relate to strategic alliances (as in the case of Portugal Telecom Group), cross participations (in the case of Bradesco) and other long-term interests in banks (BES Vénétie and Banque Marocaine du Commerce Exterieur (BMCE bank)).

The following table presents the book value along with the historic acquisition cost of the BES Group’s portfolio of investments in other equity holdings:

	December 31,

	2000	2001	2002

	(euro thousand)
Cost of acquisition	706,177	833,390	862,592
Less: allowances	(47,386)	(70,486)	(30,131)

Book value	658,791	762,904	832,461

Market value	569,768	553,264	523,464

At December 31, 2002, the only investments in other equity holdings that represented more than 10% of the BES Group’s shareholders’ equity were the BES Group’s investments in Portugal Telecom, which had a book value of euro 319.9 million and a market value of euro 220.4 million at December 31, 2002, and in PT Multimédia, which had a book value of euro 280.7 million and a market value of euro 127.6 million at that date.

Under Portuguese GAAP these investments used to be booked at acquisition cost. In order to reflect the potential losses associated with these investments in the financial statements, in 2002, the Bank of Portugal adopted Regulation no. 4/2002 relating to investments in other equity holdings. See Notes 2.2 c) and 7 to the Consolidated Financial Statements for more detailed information.

In accordance with SFAS 115, for U.S. GAAP purposes, all securities are carried at market value. Changes in the value of trading securities are reflected in income and temporary changes in the value of other securities considered “available for sale” are reflected in shareholders’ equity. Declines in the fair value of available for sale securities that are not merely temporary are considered impaired and reflected in income. See Note 23 to the Consolidated Financial Statements for more detailed information).

Loan Portfolio

At December 31, 2002, the BES Group’s loan portfolio, net of loan loss provisions, was euro 25,209 million (compared with euro 24,221 at December 31, 2001 and euro 21,447 million at December 31, 2000), or approximately 62% of the BES Group’s total consolidated assets (compared with 64% at each of December 31, 2001 and 2000).

The total gross domestic loan portfolio at December 31, 2002 amounted to euro 22,571 million and was distributed across the following principal business sectors: real estate – mortgage, 37%; wholesale and retail, 10%; construction and public works, 10%; instalment loans to individuals, 8%; real estate – construction, 5%; services provided to companies, 5%; transport and communications, 3%; energy, 2%; textile and clothing, 2%; food, beverage and tobacco industry, 2%. No other sector accounted for 2% or more of domestic loans at December 31, 2002. Although the BES Group has customers in all geographic areas of Portugal, its customers are concentrated in the central and northern areas of the country, where the main industries are located. At December 31, 2002, international loans aggregated to euro 3,370 million and were distributed across the following principal business sectors: banks and other financial ins titutions, 22%; real estate–construction, 11%; commercial, 8%; real estate – mortgage, 8%; transport and communications, 6%; construction and public works, 4%; services provided to companies, 4%; and installment loans to individuals, 3%. The BES Group’s policy is to maintain a balanced and diversified loan portfolio, and to avoid excessive concentration.

Back to Contents

The continuous growth of the BES Group’s loan portfolio over the past several years is a result of its strategy to capture a higher share of certain sectors of the private market, primarily real estate mortgages and commercial loans, and its focus on small and medium sized enterprises. Until 2000, the BES Group also benefited from the continued growth of the Portuguese economy. In 2000, Portugal’s GDP grew at a rate of 3.7% (compared with 3.8% in 1999). However, the slowdown of the Portuguese economy in 2001 and 2002, with GDP growth rates of 1.6% and 0.5%, respectively, as well as BES Group’s more restrictive credit policy and securitization transactions, resulted in a lower rate of increase in the BES Group’s loan portfolio in 2002 (4% compared to 13% in 2001 and 27% in 2000). During 2002, the BES Group securitized euro 150 million of consumer loans, euro 300 million of corporate loans (leasing) and eu ro 1,000 million of mortgage loans. The BES Group’s credit policies in sectors that it considers not to form part of its strategic focus, particularly consumer loans, have recently been tightened. The BES Group continues to follow a policy of growth and expansion, especially with regard to mortgage loans.

Approximately 13% of the BES Group’s loans are accounted for by loans to non-resident customers. These loans mainly have been granted through BES’s overseas branches (London, New York, Nassau, Lausanne, Cayman Islands and Madeira-offshore), BIC (Cayman Islands and Madeira-offshore) and foreign subsidiaries. The BES Group conducts most of its trade finance lending through these entities.

The BES Group’s five largest loans represent 3.39% of its total gross loans. These loans are current as to payment of principal and interest. Three of these largest loans are to Electricidade de Portugal, SA (“EDP”), a partially state-owned company that is the sole provider of electricity in Portugal, and to two Portuguese groups whose main activities relate to the construction of large public works and real estate in the middle/high residential segment. The remaining two largest loans are to offshore special purposes entities, being their principal purpose the investment in the privatization of Portuguese state-owned companies, principally in the communication and banking sectors, and other listed and unlisted companies. See Item 7. “Major Shareholders and Related Party Transactions” for additional information about the loan to one of these special purpose entities. The ultimate beneficial owners o f the special purpose entities are private individuals. BES holds the securities purchased as collateral for the loans, which were fully collateralised when they were granted. As the market prices of the securities held as collateral can vary, different levels of collateral coverage result, and at times, the amount of the these loans may exceed the value of the collateral. The Bank may request the borrowers to make cash payments to increase the value of the collateral. The securities held by these entities include equities listed on OECD stock exchange markets and structured products where the underlying assets are listed in the same markets; the most representative equities involved are Portugal Telecom, PT Multimedia, Banco Português de Investimento and BES and unlisted shares in BES-related parties. Management believes that it has made sufficient allowances to cover potential losses resulting from a decline in the market value of the collateral.

The Bank of Portugal has adopted special procedures for monitoring the BES Group’s exposure to entities defined as “large risks” for Portuguese regulatory purposes. These procedures apply to the BES Group’s eligible net exposure under loans, guarantees, securities and other assets. Large risks are defined as exposures that individually exceed 10% of the BES Group’s “Own Funds” (defined as eligible total Tier I and Tier II capital). Until 1998, the limit was 15%. In addition, on a consolidated basis, the BES Group’s total exposure to any one customer may not surpass 25% of the BES Group’s Own Funds, and the aggregate amount of risk assets may not exceed twelve times the amount of the BES Group’s Own Funds. At December 31, 2002, the BES Group’s loans complied with these requirements. Large risk assets totaled euro 2.7 billion at December 31, 2002 and included loans, debt and equity securities and guarantees.

Back to Contents

As noted above, the Bank continues to develop its lending policies and practices to facilitate the management and control of its credit risks in light of the changing economic environment that has characterized the Portuguese market in recent years. The Bank has a Credit and Financial Committee, which meets on a daily basis, and a Credit Risk Analysis Committee (“CRAC”). The Credit and Financial Committee’s main function is the approval of all credit transactions that are not under the credit approval powers delegated to the different functional levels within the Bank as well as its subsidiaries. The Credit and Financial Committee is composed of the Executive Board Members and the heads of the different commercial departments and business units, as well as a representative of the Risk Department. In addition, regional managers analyse the risk inherent in the BES Group’s loan portfolio, follow “watch list” customers, recommend management policies and deal with situations where a customer defaults on its payments when they become due. The key elements of the credit review process are: analysis of the customer business activity and each sector in which the Bank is involved; diversification of the loan portfolio by sector with lending policies designed to manage the particular risks within each sector; reduction of the BES Group’s loan exposure to identified problematic sectors; and monthly analysis of the overall credit risk. The Bank’s management uses the monthly and quarterly analysis of the loan portfolio and its risk profile performed by the Global Risk Department, based on the monitoring procedures described above, as well as semi-annual meetings of the CRAC with the business areas at which potential problem loans and troubled debt restructurings are discussed. The Recovery Loans Department also produces reports regarding overdue loans. The gathering of this information helps the Bank’s management to determine which allowances are necessary and appropriate to cover potential quality problems. The risk assessment analysis is comprised of three components: (a) a qualitative analysis of the borrower; (b) an economic and financial risk assessment based on quantitative results, focused primarily on the borrower’s financial statements and annual reports; and (c) a measure of the applicable industry risk.

The risk inherent in the BES Group’s corporate loan portfolio is determined based on the internal rating systems used by the BES Group. This system is currently being adapted in the light of the Basle Committee’s recommendations on the basis of the proposed New Capital Accord, and on international rating agencies’ practices. For more information on the Basle Committee and the New Capital Accord, see “ – Supervision and Regulation – Supervision and Regulation in Portugal – Capital Adequacy Requirements”. Based on this development, to assess the risk of the corporate segment efficiently, and in keeping with the complexity and magnitude of exposures in this segment, the BES Group assigns internal ratings using two distinct methodologies: (i) medium-sized customers are analysed under a standardized rating model, the accuracy of which is reviewed periodically; (ii) large corporate customers and project finance transactions are analysed by the Rating Board, which consists of a team of specialized technical staff, organized by business sectors. Internal ratings as well as risk analysis not only play an important role in the loan approval process, but are also used for monitoring the risks inherent in the loan portfolio on an ongoing basis as well as in connection with pricing decisions and in determining the risk-adjusted return of the BES Group’s segments and commercial units.

The BES Group usually requires collateral for most loans (corporate, project finance, structured finance, real estate, mortgages, consumer, etc), especially loans with maturities over 180 days. In the case of loans extended to subsidiaries, a guarantee by the parent in an amount equivalent to the amount of the loan is almost always required. In addition, project finance transactions are secured by mortgages on assets and financial covenants (ownership clause, debt to equity ratios, debt service cover ratios, cash reserves account, hedging strategies, etc).

If a loan is secured by a mortgage, the underlying real estate is subject to an independent appraisal, and the loan-to-value (“LTV”) ratio may not exceed 90%. Qualitative factors such as the average outstanding loan balance for the account, and the profession and marital status of the borrower are also taken into consideration.

For installment loans to individuals, the BES Group uses origination scorings for consumer loans and credit cards. These statistical models are used to assess a customer’s risks and allow the BES Group to focus on less risky and higher value customers. The experience gained in the fine-tuning of these tools has permitted the BES Group to improve the quality of the loan portfolio.

The Bank and its subsidiary BIC hold for sale numerous small properties recovered from customers who defaulted on their loans. These properties are recorded as real estate held for disposal at the lower of cost or market, based on judicially arranged public auctions and negotiated settlements at the time of legal foreclosure. If the properties are not sold within five years, the total value of such properties is deducted from the BES Group’s Own Funds. The aggregate acquisition cost for such properties at December 31, 2002 was euro 64.1 million (including properties held by BES subsidiaries of euro 46.6 million) compared with euro 53.9 million at December 31, 2001 (including properties with a value of euro 37.4 million held by BES subsidiaries). At December 31, 2002, the current market value of these properties was estimated to be euro 9.4 million less than their acquisition cost (compared with euro 6.9 million at December 31, 2001). This amount has been fully provisioned by the BES Group.

Back to Contents

Net Loans to Customers

The breakdown of the BES Group lending activities by category of borrower/business sector is set out in the tables below. Figures for domestic and international are based on the domicile of the customer.

	December 31,

	1998	1999	2000	2001	2002

	(euro thousand)
Domestic:
Commercial (1)	5,643,330	6,669,536	8,980,128	10,037,436	11,077,897
Financial	27,095	43,211	29,576	92,727	26,553
Agricultural	162,369	224,252	213,573	203,746	231,877
Real estate – Construction	734,046	760,017	631,527	879,269	1,101,145
Real estate – Mortgage (2)	3,856,915	5,621,765	6,990,132	8,237,693	8,372,913
Installment loans to individual (3)	1,731,038	1,752,811	1,886,382	1,846,836	1,760,153

Total domestic (gross)	12,154,793	15,071,592	18,731,318	21,297,707	22,570,538

Allowance for loan losses:
Specific allowance	(238,400)	(261,873)	(279,308)	(283,539)	(341,703)
Category risk allowance	(154,383)	(180,474)	(232,288)	(245,985)	(292,853)

Total allowances	(392,783)	(442,347)	(511,596)	(529,524)	(634,556)

Total domestic (net)	11,762,010	14,629,245	18,219,722	20,768,183	21,935,982

International:
Commercial	774,493	658,472	388,716	330,163	278,087
Financial	179,891	207,341	194,325	132,224	101,084
Industrial	402,001	545,740	658,450	683,945	580,873
Governments and official institutions	16,286	48,072	20,648	22,966	14,441
Other loans (4)	872,063	845,969	2,058,997	2,365,527	2,395,523

Total international (gross)	2,244,734	2,305,594	3,321,136	3,534,825	3,370,008

Allowance for loan losses:
Specific allowance	(6,888)	(28,447)	(32,251)	(26,673)	(31,469)
Category risk allowance	(15,054)	(24,482)	(29,133)	(42,034)	(55,823)
Sovereign and other risks allowance	(10,036)	(21,204)	(32,772)	(13,731)	(9,577)

Total allowances	(31,978)	(74,133)	(94,156)	(82,438)	(96,869)

Total international (net)	2,212,756	2,231,461	3,226,980	3,452,387	3,273,139

Total gross loans to customers (5)	14,399,527	17,377,186	22,052,454	24,832,532	25,940,546

Total allowances for loan losses	(424,761)	(516,480)	(605,752)	(611,962)	(731,425)

Total net loans to customers as per financial statements	13,974,766	16,860,706	21,446,702	24,220,570	25,209,121

Off-balance sheet items:
Guarantees provided: (5)
Domestic	2,204,642	2,417,479	2,649,135	2,976,934	3,200,643
International	463,069	548,753	748,610	852,371	828,210

Total guarantees	2,667,711	2,966,232	3,397,745	3,829,305	4,028,853

(1)	At December 31, 2002, this item included lease financings in the amount of euro 911 million (compared with euro 1,058 million at December 31, 2001, euro 895 million at December 31, 2000,euro 657 million at December 31, 1999 and euro 473 million at December 31, 1998).

Back to Contents

The following table sets forth the percentage of loans by business sector included in the “Domestic-Commercial” category. Loans granted to borrowers in other business sectors individually represented less than 3% of the total loans included in this category.

	December 31,

	2001	2002

Wholesale/retail trade	18%	20%
Construction/public works	20%	19%
Services provided to companies	9%	10%
Transports and communications	6%	6%
Food, beverages and tobacco	3%	4%
Energy	4%	3%
Textiles and clothing	3%	3%
Tourism	2%	3%

(2)	At December 31, 2002, this item mainly comprised loans granted by BES and BIC in the amount of euro 3,892.5 million (compared with 3,369.8 million at December 31, 2001) and euro 4,413.8 million (compared with euro 4,865.1 million at December 31, 2001), respectively.

(3)	At December 31, 2002, this item mainly comprised loans granted by BES, Credibom, BIC and Crediflash in the amount of euro 846.1 million (compared with euro 1,080.9 million at December 31, 2001), euro 477.1 million (compared with euro 418.0 million at December 31, 2001), euro 287.2 million (compared with euro 243.6 million at December 31, 2001), and euro 118.1 million (compared with euro 113.2 million at December 31, 2001), respectively.

(4)	The growth in this item in 2000 and 2001 is due principally to loans granted to several privately owned companies the activity of which consists mainly of trading in securities listed on OECD stock exchanges.

The following table breaks down the loans included in this category by business sector as of the dates indicated. Loans granted to borrowers in other business sectors individually represented less than 3% of the total loans included in this category:

	December 31,

	2001	2002

Investment management	32%	32%
Real estate construction	8%	15%
Real estate mortgage	9%	11%
Transport and communications	7%	9%
Installment loans to individuals	7%	5%
Services provided to companies	5%	5%
Construction and public works	4%	5%

(5)	The following table shows the growth of guarantees compared with the growth of all loans during the years 1998 through 2002:

	1998	1999	2000	2001	2002

Gross loans to customers	40.06%	20.68%	26.90%	12.61%	4.46%
Guarantees	14.44%	11.19%	14.55%	12.70%	5.21%

In accordance with regulations from the Bank of Portugal, the caption “Guarantees - International” includes guarantees granted to ESOL and BESOL preference shareholders. At December 31, 2002 each of these guarantees was for euro 238.4 million. See detailed information on Note 14 to the Consolidated Financial Statements.

Guarantees as of December 31, 2002 in the amount of euro 3,201 million (December 31, 2001: euro 2,977 million) and in the amount of euro 828 million (December 31, 2001: euro 852 million) had been granted by the BES Group to resident and to non-resident customers, respectively. The following table provides a breakdown of the BES Group’s guarantees by type of guarantee as of December 31, 2002:

	December 31,

	2001	2002

Borrowings	19%	15%
Civil construction performance bonds	15%	13%
Letters of credit	12%	9%
EU related grants	5%	3%
Customers guarantees	3%	2%
Value-added tax (VAT) guarantees	2%	2%

The Bank’s loss experience with respect to guarantees was approximately 0.21% of the total amount outstanding for the year (compared with 0.02% in 2001).

Back to Contents

Maturity Distribution of Net Loans to Customers

At December 31, 2002, 63% of the BES Group’s gross loans had maturities of one year or more. The high proportion of loans with maturities of one year or more reflects the BES Group’s strategy described above. This strategy has led to a change in the composition of the loan portfolio toward longer maturities, mainly as a result of the growth in real estate mortgages and focus on investment management clients.

The following table sets forth the maturity profile of the BES Group’s loans to customers by economic sector as of December 31, 2002:

	December 31, 2002

						Undeter-	Total	Allowances
	3 months	3 to 6	6 months	1 to	After	mined	gross	for loan	Total
	or less (1)	months	to 1 year	5 years	5 years	(2)	loans	losses (3)	net loans

	(euro thousand)
Domestic:
Commercial (4)	3,894,868	1,227,644	1,593,353	2,050,385	2,049,383	262,264	11,077,897	(375,189)	10,702,708
Financial	11,773	12,121	106	2,546	7	—	26,553	—	26,553
Agricultural	91,661	27,322	36,698	36,398	34,695	5,103	231,877	(6,168)	225,709
Real estate – construction	314,295	248,442	215,326	237,695	76,488	8,899	1,101,145	(7,718)	1,093,427
Real estate – mortgage	12,053	12,336	30,065	125,376	8,061,609	131,474	8,372,913	(148,266)	8,224,647
Instalment loans to individuals	70,354	37,935	235,312	1,116,173	199,797	100,582	1,760,153	(97,215)	1,662,938

Total Domestic	4,395,004	1,565,800	2,110,860	3,568,573	10,421,979	508,322	22,570,538	(634,556)	21,935,982

International:
Commercial	48,217	15,001	54,627	127,275	30,276	2,691	278,087	(3,628)	274,459
Financial	6,852	4,583	8,961	5,330	75,358	—	101,084	(8,870)	92,214
Industrial	99,811	46,608	120,319	197,595	105,428	11,112	580,873	(6,657)	574,216
Governments and official institutions	—	—	10,480	3,961	—	—	14,441	(12,210)	2,231
Other loans	546,664	305,034	244,436	529,966	742,779	26,644	2,395,523	(65,504)	2,330,019

Total International	701,544	371,226	438,823	864,127	953,841	40,447	3,370,008	(96,869)	3,273,139

Total loans to customers as per
financial statements	5,096,548	1,937,026	2,549,683	4,432,700	11,375,820	548,769	25,940,546	(731,425)	25,209,121

Off-balance sheet items:
Guarantees provided
° Domestic	173,497	103,454	201,673	351,327	2,170,183	200,509	3,200,643	—	3,200,643
° International	38,792	6,729	32,119	86,209	587,390	76,971	828,210	—	828,210

Total guarantees	212,289	110,183	233,792	437,536	2,757,573	277,480	4,028,853	—	4,028,853

(1)	Loans with no stated schedule of repayments and maturity are reported as due in three months or less.

(2)	Loans classified as loans with an undetermined maturity are overdue loans.

(3)	In the “International” category, allowances at December 31, 2002 included sovereign risk allowances in the amount of euro 9.6 million.

(4)	The following table provides a breakdown of the BES Group’s domestic portfolio of commercial loans by business sector for those sectors that accounted for the majority of loan loss allowances in the period indicated:

	December 31,

	2001	2002

Wholesale and retail	34%	37%
Construction and public works	13%	13%
Manufacture of machinery appliance	2%	7%
Services provided to companies	4%	5%
Textile	5%	5%
Food, beverage and tobacco	2%	4%

Back to Contents

Interest rate sensitivity

Interest rate sensitivity is a measure for the relationship between market interest rates and net interest income resulting from the periodic repricing of assets and liabilities. A negative gap denotes liability sensitivity and normally means that a decline in interest rates would have a positive effect on net interest income, while an increase in interest rates would have a negative effect on interest income. As discussed below, in the case of the BES Group, because the vast majority of assets and liabilities are matched on a maturity basis and reprice within three to six months, there is no material positive or negative interest rate gap.

The vast majority of the BES Group’s interest-earning assets and interest-bearing liabilities have repricing periods of less than six months. All loans with maturities exceeding six months have floating interest rates and are substantially supported by matched borrowings and deposits. As a general policy, the BES Group revises interest rates on borrowings and deposits in accordance with market conditions. As a result, the BES Group is able to minimize the potential for a mismatch of the interest rates on its assets and liabilities.

The following table shows the interest rate sensitivity of the BES Group’s loans to customers based on the loans’ maturity:

	December 31, 2002

							Total
	3 months	3 to 6	6 months	1 to	After	Undeter-	gross
	or less	months	to 1 year	5 years	5 years	mined	loans

	(euro thousand)
Interest rate sensitivity of loans to customers by maturity:
Variable interest rates (1)	3,726,694	1,663,146	2,221,858	3,219,841	11,087,606	459,772	22,378,917
Fixed interest rates (2)	1,369,854	273,880	327,825	1,212,859	288,214	88,997	3,561,629

Total by maturity	5,096,548	1,937,026	2,549,683	4,432,700	11,375,820	548,769	25,940,546

(1)	Variable interest rate loans include floating and adjustable rate instruments. The interest rates are determined according to market rates.

(2)	Fixed interest rate loans include euro 1,191 million of discounted trade bills, euro 1,401.5 million of instalment loans to individuals, euro 707 million of credit for investment, euro 88 million of collateralised loans, euro 51 million of advances to related companies, euro 15 million of lease contracts and euro 101 million of other loans.

Back to Contents

Non-accrual, Past Due 90 Days and Troubled Debt Restructuring Loans

The following discussion provides detailed information with respect to the risk inherent in the BES Group’s loan portfolio, based on guidelines adopted by the SEC. The BES Group’s policies with respect to charge-offs and allowances for loan losses are described below in the section “Provision and Allowance for Loan Losses”. The BES Group’s loan control and review procedures generally do not classify loans as non-accrual, past due 90 days, troubled debt restructuring and potential problem loans, as defined by the SEC. However, the BES Group has estimated, as set forth below, the amount of these loans (without giving effect to available security, which would have been so reported had the SEC’s classifications been employed):

	December 31,

	1998	1999	2000	2001	2002

	(euro thousand)
Loans accounted for as overdue loans ( non-accrual )
Domestic (1)	318,846	356,376	368,382	411,837	508,322
International	20,072	35,804	42,614	41,005	40,447
Remaining principal amount (not due yet) of loans accounted for as overdue loans (2)	46,343	79,805	112,434	144,695	268,643
Loans not included above which are "troubled debt restructurings":
Domestic (3)	113,432	46,871	35,464	63,867	146,044
International	—	2	—	—	—

Total loans at risk	498,693	518,858	558,894	661,404	963,456

(1)	Includes loans granted by subsidiaries. At December 31, 2000, 2001 and 2002, such loans amounted to euro 168.7 million, euro 188.7 million and euro 241.0 million, respectively.

(2)	Excludes fully collateralized mortgage loans. The increase in 2002 is in line with loans accounted for on a non-accrual basis and is a consequence of a deterioration of the economic environment.

(3)	The substantial increase in 2002 reflects the continued weak economic environment in Portugal, which created financial difficulties for many corporations and necessitated the initiation of debt restructuring procedures.

The BES Group’s accounting treatment of overdue loans is in accordance with the rules of the Bank of Portugal. Loans are classified as overdue when principal payments are due but not paid for a period of up to 30 days. The Bank of Portugal generally requires overdue loans to be placed on “non-accrual” status. Accordingly, no interest is accrued on overdue loans, and all overdue interest is instead carried in a special “overdue” account for the next 60 days. After 90 days from the original due date, the overdue interest is reversed. Further interest is recognized in income only if and when received.

“Troubled debt restructurings” are loans in respect of which the lender has granted the borrower a concession that it would not otherwise consider. We may restructure these loans by, among other things, reducing the stated interest rate for the remaining portion of the original life of the debt, or extending the maturity date (or dates) at an interest rate lower than the current market rate for new debt with a similar risk profile.

Interest on troubled debt restructurings is accrued in accordance with the new terms agreed in connection with the restructuring. If these terms are not fulfilled, the debt is reclassified as an overdue loan and pursued judicially.

The following table compares the gross interest income that would have been recorded on loans classified as non-accruing loans or troubled debt restructurings in 2002 had they been fulfilled in accordance with their original terms and conditions with the interest income actually recorded in connection with these loans in 2002:

	December 31, 2002

	Interest income
	in accordance with loans'	Interest
	original terms and conditions	income recognized

	(euro thousand)
Non-accrual loans:
Domestic	29,286	14,712
International	1,171	332
Troubled debt restructuring:
Domestic	7,541	4,791
International	—	—

Total	37,998	19,835

Back to Contents

Potential Problem Loans

The credit risk committee has identified certain potential problem loans. None of these loans is currently at risk. Therefore, none of these loans is discussed above in the section “Non-accrual, Past Due 90 Days and Troubled Debt Restructuring Loans”. The loans identified by the committee have been placed on a watch list, which is monitored by the relevant segment’s commercial director, or by the Global Risk Department within the BES Group, for special review and follow-up. At December 31, 2002, the domestic and international loans placed on this watch list amounted to euro 1,242 million (compared with euro 1,012 million at December 31, 2001). The BES Group believe that all of these loans have been adequately provisioned in the consolidated financial statements.

Distribution of Cross-Border Outstanding and Foreign Country Related Assets

The following tables provide a breakdown of the BES Group’s non-Portuguese outstanding by geographic region and type of borrower as of December 31, 2000, 2001, and 2002. Outstanding are defined as loans (including accrued interest), acceptances, interest-earning deposits with other banks, other interest-earning investments, other monetary assets and investments in associated companies. Outstanding are included in a particular geographic region according to the location of the borrower. Total non-Portuguese outstandings at December 31, 2002 amounted to euro 12,919.0 million.

	December 31, 2002

	Banks and other financial institutions	Government and official institutions	Loans to other customers	Trading and investment securities	Total	%

Europe:
Spain	1,661,388	69,235	1,184,842	71,360	2,986,825	6.99%
United Kingdom	1,104,282	30,782	383,308	501,769	2,020,141	4.73%
France	532,841	10,000	90,877	63,922	697,640	1.63%
Gibraltar	—	—	98,522	329,593	428,115	1.00%
Germany	32,688	151,508	33,119	20,797	238,112	0.56%
Luxembourg	286,234	—	45,755	18,000	349,989	0.82%
Others (1)	756,073	3,439	142,944	488,073	1,390,529	3.25%

Total	4,373,506	264,964	1,979,367	1,493,514	8,111,351	18.97%

South America:
Brazil	20,243	32,275	59,011	284,598	396,127	0.93%
Others (1)	59,019	—	147,410	14,240	220,669	0.52%

Total	79,262	32,275	206,421	298,838	616,796	1.44%

North America:
United States	496,885	787,413	301,511	489,738	2,075,547	4.86%
British Virgin Islands	—	—	613,795	8,942	622,737	1.46%
Cayman Islands	367,269	—	24,452	830,299	1,222,020	2.86%
Others (1)	896	3,555	353	2,401	7,205	0.02%

Total	865,050	790,968	940,111	1,331,380	3,927,509	9.19%

Africa	73,581	8,614	106,368	16,798	205,361	0.48%

Others (1) (2)	5,896	7,641	22,216	22,250	58,003	0.14%

Total international outstandings	5,397,295	1,104,462	3,254,483	3,162,780	12,919,020	30.22%

Total Gross Assets	5,397,295		3,254,483		42,749,888	100.00%

Developing countries					777,100	1.82%

Countries with repayment agreements (3)					889,512	2.08%

Back to Contents

	December 31, 2001

	Banks and other financial institutions	Government and official institutions	Loans to other customers	Trading and investment securities	Total	%

Europe:
Spain	816,032	51,565	1,145,085	66,524	2,079,206	5.23%
United Kingdom	123,147	39,204	416,226	349,226	927,803	2.33%
France	365,725	16,000	106,980	53,730	542,435	1.36%
Gibraltar	—	—	98,224	372,373	470,597	1.18%
Germany	11,340	190,647	45,608	66,483	314,078	0.79%
Luxembourg	279,826	—	63,908	13,003	356,737	0.90%
Others (1)	229,090	124,883	198,286	378,004	930,263	2.34%

Total	1,825,160	422,299	2,074,317	1,299,343	5,621,119	14.13%

South America:
Brazil	63,025	56,912	102,421	314,385	536,743	1.35%
Others (1)	10,779	5,673	151,708	63,317	231,477	0.58%

Total	73,804	62,585	254,129	377,702	768,220	1.93%

North America:
United States	265,922	1,007,434	254,157	489,349	2,016,862	5.07%
British Virgin Islands	247	—	630,746	10,491	641,484	1.61%
Cayman Islands	371,972	—	40,639	1,019,948	1,432,559	3.60%
Others (1)	1,326	3,309	46	6,871	11,552	0.03%

Total	639,467	1,010,743	925,588	1,526,659	4,102,457	10.32%

Africa	91,667	5,648	112,602	26,586	236,503	0.59%

Others (1) (2)	9,840	9,582	12,999	44,096	76,517	0.19%

Total international outstandings	2,639,938	1,510,857	3,379,635	3,274,386	10,804,816	27.17%

Total Gross Assets					39,771,554	100.00%

Developing countries					1,112,196	2.80%

Countries with repayment agreements (3)					1,111,743	2.80%

Back to Contents

	December 31, 2000

	Banks and other financial institutions	Government and official institutions	Loans to other customers	Trading and investment securities	Total	%

Europe:
Spain	1,687,896	34,929	833,007	60,176	2,616,008	7.47%
United Kingdom	173,637	31,730	319,814	121,981	647,162	1.85%
France	1,140,141	—	59,870	60,574	1,260,585	3.60%
Gibraltar	24	—	79,730	—	79,754	0.23%
Germany	6,935	187,506	64,639	124,976	384,056	1.10%
Luxembourg	254,339	—	60,757	52,074	367,170	1.05%
Others (1)	279,922	127,690	297,289	336,033	1,040,934	2.97%

Total	3,542,894	381,855	1,715,106	755,814	6,395,669	18.27%

South America:
Brazil	18,098	496	69,367	182,212	270,173	0.77%
Others (1)	14,226	5,373	102,944	57,120	179,663	0.51%

Total	32,324	5,869	172,311	239,332	449,836	1.28%

North America:
United States	110,067	1,066,398	261,159	123,284	1,560,908	4.46%
British Virgin Islands	—	—	729,584	0	729,584	2.08%
Cayman Islands	169,993	—	151,347	227,472	548,812	1.57%
Others (1)	848	5,742	—	9,575	16,165	0.05%

Total	280,908	1,072,140	1,142,090	360,331	2,855,469	8.16%

Africa	120,248	5,648	54,990	27,264	208,150	0.59%

Others (1) (2)	168,875	9,076	15,666	163,828	357,445	1.02%

Total international outstandings	4,145,249	1,474,588	3,100,163	1,546,569	10,266,569	29.33%

Total Gross Assets					35,009,475	100.00%

Developing countries					730,524	2.09%

Countries with repayment agreements (3)					766,317	2.19%

(1)	At December 31, 2002, no single country included in this category accounted for more than 1% of the BES Group’s total assets.

(2)	At December 31, 2002, this category comprised outstandings in respect of Asian countries (mainly South Korea and Hong Kong) and Australia, none of which accounted for more than 1% of the BES Group’s total assets.

(3)	This category comprises outstandings with respect to countries with sovereign debt problems, as defined by the Bank of Portugal. At December 31, 2002, no country in this category accounted for more than 1% of the BES Group’s total assets.

At December 31, 2002, approximately 1.8% of the BES Group’s total assets related to obligors whose domicile was in countries classified by the World Bank as “developing countries” with low and middle income (compared with 2.8% at December 31, 2001). These countries primarily include Brazil, Angola, Morocco, Panama, South Korea, and several Latin American countries. Since the BES Group’s international business is concentrated in Europe and North America, its exposure to countries experiencing repayment difficulties was only 2.08% of its total outstandings at December 31, 2002 (compared with 2.80% at December 31, 2001). In absolute terms, this exposure was euro 889.5 million at December 31, 2002 (compared with euro 1,111.7 million at December 31, 2001).

As set forth in the table under the heading “Non-accrual, Past Due 90 Days and Troubled Debt Restructuring Loans”, the BES Group’s foreign overdue loans totalled euro 40.4 million, or 1.2% of total gross international loans at December 31, 2002, euro 41.0 million or 1.2% at December 31, 2001, and euro 42.6 million or 1.3% at December 31, 2000.

Back to Contents

Provision and Allowance for Loan Losses

Portuguese regulations require that debt for which any payment is overdue for more than 30 days must be classified as overdue and placed on non-accrual status. Allowance for loan losses and sovereign risk for the Bank and its subsidiaries is made in accordance with the applicable regulatory requirements issued by the Bank of Portugal. These regulatory requirements comprise:

(i)	A loan-specific allowance based on the amount of time that has passed since the date on which the principal or interest of the overdue loan was due. Loans are defined as overdue when they are overdue with respect to principal or interest for 30 days. The allowance ranges from 1% to 100%, depending on the age of the loan in relation to its repayment date and varies according to whether or not the credit is collateralised. The following table provides an overview of the required allowances:

		Allowance (% of the
		Amount Outstanding)

Period Since Payment Due	Class	Unsecured (1)	Secured (1)

Up to 3 months overdue (2)	I	1%	1%
Over 3 months but within 6 months	II	25%	10%
Over 6 months but within 12 months	III	50%	25%
Over 12 months but within 36 months	IV	100%	50%
Over 36 months (3)	V	100%	100%

(1)	For Bank of Portugal purposes, secured loans comprise all credits that are either collateralised or personally guaranteed. However, the BES Group classifies loans benefiting only from personal guarantees as unsecured loans.

(2)	For consumer loans to individuals, the rate of allowance is 1.5% for Class I unsecured and secured loans.

(3)	In the case of a loan secured by a building or an apartment/flat, the 100% provision is applicable only if the period overdue exceeds four years, unless the debtor lives in the property, in which case the period is five years.

(ii)	If the overdue component (principal and interest) is greater than 25% of the total outstanding balance of any such loan or of the total loans to a specific customer, an additional loan-specific allowance determined by applying one-half of the average of the provision percentages applicable to the overdue payments on such loan or on the total loans to a specific customer, according to the above table to the amount of the then non-overdue outstanding balance of such loan. The purpose of this additional allowance is to provide for the possible non-collection of the portion of the loan that is not yet due for repayment. In accordance with applicable Bank of Portugal regulations, overdue loans that have been written off are considered fully provisioned for purposes of this specific allowance.

(iii)	A category risk allowance to cover probable loan losses that are present in any portfolio of bank loans, including guarantees and other indirect exposures, but that have not been specifically identified in categories (i) and (ii) discussed above and for which no specific provision was made. In accordance with Bank of Portugal rules, this allowance must not amount to less than 1% of the total performing loans and guarantees, except for consumer loans to individuals, for which the minimum allowance is 1.5%. Management may decide, however, to make additional provisions, in order to, among other things, safeguard against a potential deterioration in the financial and economic situation of the Group’s customers as a result from economic downturns.

(iv)	A sovereign risk allowance for financial assets and off-balance sheet credit facilities granted to foreign companies or governments considered to be of risk, with the following exceptions:

•	Assets in foreign branches denominated in local currency of that country, which are financed through liabilities expressed in that same currency;

Back to Contents

•	Capital investments;

•	Foreign branches of banks headquartered in the member states of the European Union;

•	Items guaranteed by certain entities, as specified in current legislation, provided the guarantee includes transfer risk; and

•	Foreign short-term commercial loans that comply with the Bank of Portugal regulations for exemption.

The management of the BES Group believes that the provisions that have been made in accordance with the Bank of Portugal regulations are sufficient to cover the BES Group’s estimated losses in its loan portfolio. The aggregate amount of provisions as of December 31, 2002 was euro 731.4 million (compared with euro 612.0 million at December 31, 2001 and euro 605.8 million at December 31, 2000). Allowances are adjusted on a monthly basis.

For the purposes set out above, secured loans that involve a security interest that the BES Group considers subordinate to material governmental liens (such as unpaid taxes and social security contributions) are treated as unsecured. The following table shows the allowances made by the BES Group to comply with the Bank of Portugal guidelines as of December 31, 2002:

Class of overdue debt	Specific allowance at December 31, 2002

	I	II	III	IV	V	Total

Secured loans (1)	12,397	7,060	19,852	133,752	29,919	202,980
Specific allowance required	86	706	5,112	67,880	23,317	97,101
Unsecured loans	54,611	33,275	49,274	105,455	103,174	345,789
Specific allowance required	7,175	7,529	28,498	105,314	103,072	251,588

Total specific allowance for overdue debt at December 31, 2002	7,261	8,235	33,610	173,194	126,389	348,689

Total specific allowance for doubtful debt						24,483

Total specific allowance at December 31, 2002						373,172

(1)	Class V amounts include credits that are collateralised (mortgage loans).

The following table shows details of the movements in the BES Group’s loan loss allowances for each of the past five fiscal years:

Back to Contents

Analysis of the Allowance for Loan Losses

	December 31,

	1998	1999	2000	2001	2002

	(euro thousand, except percentages )
Allowance for loan losses at beginning of year:
Domestic:
Specific allowance	199,354	238,400	261,873	279,308	283,539
Category risk	110,055	154,383	180,474	232,288	245,985
International:
Specific allowance	14,440	6,888	28,447	32,251	26,673
Category risk	15,952	15,054	24,482	29,133	42,034
Sovereign and other risk	9,851	10,036	21,204	32,772	13,731

	349,652	424,761	516,480	605,752	611,962

Additions/ Reversals (1):
Domestic:
Specific allowance	93,590	73,402	69,488	91,602	128,968
Category risk	42,263	29,298	50,710	24,167	60,755
International:
Specific allowance	(3,382)	21,449	4,988	21,602	23,663
Category risk	942	4,356	6,679	6,985	11,773
Sovereign and other risk	(578)	9,527	11,584	3,139	(487)

	132,835	138,032	143,449	147,495	224,672

Exchange rate movements, transfers and other adjustments (2):
Domestic:
Specific allowance	4,788	7,082	3,841	5,047	21,827
Category risk	2,070	(3,207)	1,858	(10,470)	(13,131)
International:
Specific allowance	(619)	167	6,111	819	(4,152)
Category risk	(1,785)	5,072	(1,931)	5,916	2,016
Sovereign and other risk	763	1,641	(16)	2,797	(3,667)

	5,217	10,755	9,863	4,109	2,893

Recoveries (3):
Domestic:
Specific allowance	(3,751)	(6,215)	(4,291)	(4,913)	(8,211)
Category risk	—	—	—	—	0
International:
Specific allowance	(788)	(55)	(46)	—	(201)
Category risk	—	—	—	—	0
Sovereign and other risk	—	—	—	—	0

	(4,539)	(6,270)	(4,337)	(4,913)	(8,412)

Loans charged off (1):
Domestic:
Specific allowance	(55,581)	(50,796)	(51,603)	(87,505)	(84,420)
Category risk	(5)	—	(754)	—	(756)
International:
Specific allowance	(2,763)	(2)	(7,249)	(27,999)	(14,514)
Category risk	(55)	—	(97)	—	0
Sovereign and other risk	—	—	—	(24,977)	0

	(58,404)	(50,798)	(59,703)	(140,481)	(99,690)

Allowance for loan losses at the end of the year:
Domestic:
Specific allowance	238,400	261,873	279,308	283,539	341,703
Category risk	154,383	180,474	232,288	245,985	292,853
International:
Specific allowance	6,888	28,447	32,251	26,673	31,469
Category risk	15,054	24,482	29,133	42,034	55,823
Sovereign and other risk	10,036	21,204	32,772	13,731	9,577

Total allowances for loan losses	424,761	516,480	605,752	611,962	731,425

Average gross loans	11,436,553	15,324,508	19,130,279	23,066,043	25,374,374

Net charge-off as a percentage of average loans	0.51%	0.33%	0.31%	0.61%	0.39%

Total allowance as a percentage of average loans	3.71%	3.37%	3.17%	2.65%	2.88%

(1)	The figures reflect both additions to allowances made in any given period as well as reversals of allowances previously made. The BES Group has adopted what it believes to be prudent policies in its credit analysis and in the recognition of allowances. Overdue loans are fully provided for and loans considered uncollectable are written off.

In 1999, additions to allowances for domestic loan losses decreased, due mainly to the securitization of consumer loans with a book value of euro 250 million, which led to a reversal of loan loss allowances previously established in the amount of euro 3.1 million. At the same time, allowances for losses on international loans increased, reflecting the full provisioning of a loan to a Chinese trust and investment company in the amount of euro 11.4 million.

The slowdown of the Portuguese economy led to a significant growth in loan loss provisions in 2001 and 2002. In each of these years, the BES Group wrote off several loans that were fully provided for. These loans are not totally unrecoverable. Any payments on these loans in the future would be recognized in income if and when received.

(2)	Exchange rate movements and other adjustments include the loan loss allowances of BAC at the date of the first consolidation (July 31, 2002).

(3)	Recoveries of loans previously written off are recognized in income.

Back to Contents

The following table shows overdue loans and other loans at risk in absolute terms and as a percentage of total loans as well as the aggregate amount of loan loss allowances for overdue and other at risk loans (including interest):

Loans at Risk and Respective Allowances

	December 31,

	1998		1999		2000		2001		2002

	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%

	(euro thousand, except percentages)

Gross loans	14,399,527		17,377,186		22,052,454		24,832,532		25,940,546
Performing loans	13,900,834		16,858,328		21,493,560		24,171,128		24,977,090
Total loans at risk (1)	498,693	3.46	518,858	2.99	558,894	2.53	661,404	2.66	963,456	3.71
Overdue loans (2)	338,918	2.35	392,180	2.26	410,996	1.86	452,842	1.82	548,769	2.12
Other loans at risk	159,775		126,678		147,898		208,562		414,687
Loan loss allowances:
Specific allowances (3)	245,288	72.37	290,320	74.03	311,559	75.81	310,212	68.50	373,172	68.00
Category, sovereign and other risk-related allowances (4)	179,473	1.28		1.33		1.36		1.24		1.41
Total allowances (5)	424,761	2.95	516,480	2.97	605,752	2.75	611,962	2.46	731,425	2.82
Total allowances as a percentage of total loans at risk		85.2		99.5		108.4		92.5		75.9
Total allowances as a percentage of overdue loans (6)		125.3		131.7		147.4		135.1		133.3

(1)	Total loans at risk comprise loans accounted for as overdue loans, the remaining principal amount (not due yet) of loans accounted for as overdue loans and other loans classified as “troubled debt restructurings”.

(2)	Includes loans in the amount of euro 508.3 million in the domestic category and euro 40.4 million in the international category at December 31, 2002. The amount includes overdue principal and interest of euro 546.7 million and euro 2.1 million, respectively, classified in each case in accordance with Bank of Portugal guidelines.

(3)	Percentage values represent specific allowances as a percentage of overdue loans.

(4)	Percentage values represent category, sovereign and other risk-related allowances as a percentage of total performing loans.

(5)	Includes specific, category risk, sovereign and other risk-related allowances. Percentage values represent total allowances as a percentage of total loans.

(6)	Given the regulatory requirements applicable to the establishment of loan loss allowances described above, during times of economic growth, when the overall loan portfolio tends to grow faster than the amount of overdue loans and the number and amount of overdue loans may even decline, total loan loss allowances as a percentage of overdue loans tends to increase (from 125.3% in 1998 to 131.7% in 1999 and to 147.4% in 2000). By contrast, during a slowdown or recession, overdue loans tend to grow faster than the overall loan portfolio, leading to a decrease in total loan loss allowances as a percentage of overdue loans, as was the case in 2001 and 2002.

Back to Contents

The BES Group’s largest overdue loans, each of which exceeds euro 5 million in principal amount and all of which are fully provided for, were granted to companies in the following sectors:

Amount

(euro million)
Domestic:
Electric equipment	6.3
International:
Electric equipment	6.4

The management of the BES Group believes that at December 31, 2002, total loan loss allowances were sufficient to cover the risks associated with the total loans at risk as described above.

The following tables provide a breakdown of the charge-offs, recoveries and loan loss allowances as a percentage of total average gross loans by category of borrower:

Back to Contents

	December 31,

	1998	1999	2000	2001	2002

	(euro thousand, except percentages)

Total average gross loans	11,436,553	15,324,508	19,130,279	23,066,043	25,374,374

Loans charged-off (amount): (1)
Domestic:
Commercial (2)	48,383	37,012	40,511	73,315	42,874
Financial	55	—	—	—	0
Agricultural	564	2,075	1,025	1,070	194
Real estate – construction	878	6,583	2,921	1,950	6,216
Real estate – mortgage	—	—	—	—	0
Instalment loans to individuals	5,706	5,126	7,900	11,170	35,892

Total domestic	55,586	50,796	52,357	87,505	85,176
International	2,818	2	7,346	52,976	14,514

Total	58,404	50,798	59,703	140,481	99,690

Loans charged-off (percent):
Domestic:
Commercial	0.42%	0.24%	0.21%	0.32%	0.17%
Financial	—	—	—	—	—
Agricultural	—	0.01%	—	—	—
Real estate – construction	0.01%	0.04%	0.02%	0.01%	0.02%
Real estate – mortgage	—	—	—	—	—
Instalment loans to individuals	0.05%	0.03%	0.04%	0.05%	0.14%

Total domestic	0.48%	0.33%	0.27%	0.38%	0.33%
International	0.02%	—	0.04%	0.23%	0.06%

Total	0.50%	0.33%	0.31%	0.61%	0.39%

Recoveries (amount): (1)
Domestic	3,751	6,215	4,291	4,913	8,211
International	788	55	46	—	201

Total	4,539	6,270	4,337	4,913	8,412

Recoveries (percent):
Domestic	0.03%	0.04%	0.02%	0.02%	0.03%
International	0.01%	—	—	—	—

Total	0.04%	0.04%	0.02%	0.02%	0.03%

Allowances at end of period:
Domestic:
Commercial	284,769	250,259	304,457	293,463	375,189
Financial	6,883	23,044	24,706	—	—
Agricultural	9,472	9,813	9,280	4,678	6,168
Real estate – construction	22,326	17,237	6,771	10,442	7,718
Real estate – mortgage	34,093	63,149	69,092	116,284	148,266
Instalment loans to individuals	35,240	78,845	97,290	104,657	97,215

Total domestic	392,783	442,347	511,596	529,524	634,556
International	31,978	74,133	94,156	82,438	96,869

Total	424,761	516,480	605,752	611,962	731,425

Loan loss allowance (percent):
Domestic:
Commercial	2.49%	1.63%	1.57%	1.27%	1.48%
Financial	0.06%	0.15%	0.13%	—	—
Agricultural	0.08%	0.06%	0.05%	0.02%	0.02%
Real estate – construction	0.20%	0.11%	0.06%	0.05%	0.03%
Real estate – mortgage	0.30%	0.41%	0.36%	0.50%	0.58%
Instalment loans to individuals	0.31%	0.51%	0.51%	0.45%	0.38%

Total domestic	3.44%	2.89%	2.68%	2.29%	2.50%
International	0.28%	0.48%	0.49%	0.36%	0.38%

Total	3.72%	3.37%	3.17%	2.65%	2.88%

(1)	Because loan losses are first charged against loan loss allowances, they affect the income statement only to the extent that aggregate allowances are insufficient to cover the losses; recoveries of loans previously written off are recognized as income.

(2)	At December 31, 2002, the main commercial loan sectors were wholesale and retail (43%), manufacture of machinery appliances (10%) and manufacture of footwear (10%).

Back to Contents

The following table provides a breakdown of actual charge-offs by business segment and size for each of the years presented:

	1998		1999		2000		2001		2002

	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%

	(euro thousand, except percentages)
Business segments:
Small and medium sized
companies	41,221	71%	41,976	83%	42,301	71%	77,127	55%	48,999	49%
Major corporations	11,417	19%	3,696	7%	9,148	15%	50,482	36%	12,649	13%
Private individuals	5,766	10%	5,126	10%	8,254	14%	12,872	9%	38,042	38%
Foreign governments	—	—	—	—	—	—	—	—	—	—

Total	58,404	100%	50,798	100%	59,703	100%	140,481	100%	99,690	100%

	1998		1999		2000		2001		2002

		Total		Total		Total		Total		Total
	No.	amount	No.	amount	No.	amount	No.	amount	No.	amount

	(euro thousand, except percentages)
Size of charge-offs
Less than euro 0.05 million (1)	3,214	12,315	4,623	11,638	8,932	13,603	11,968	12,451	22,300	37,578
Euro 0.05 – 0.5 million	174	17,977	174	22,102	155	21,969	219	37,441	115	14,676
Euro 0.5 – 1.5 million	14	11,053	15	10,524	11	6,911	25	17,087	14	14,117
More than euro 1.5 million	6	17,059	3	6,534	6	17,220	14	73,502	49	33,319

Total	3,408	58,404	4,815	50,798	9,104	59,703	12,226	140,481	22,478	99,690

(1)	The significant number of charge-offs of less than euro 0.05 million relate mainly to charge-offs of Crediflash’s loans (credit card balances that are individually very small).

Back to Contents

Deposits

The following table shows details of average deposits and interest rates paid for each of the years indicated:

	Year ended December 31,

	2000		2001		2002

	Average	Average	Average	Average	Average	Average
	balance	rate %	balance	rate %	balance	rate %

	(euro thousand, except percentages)
Domestic:
Non-interest-bearing:
Deposits from banks	67,260	—	80,241	—	80,265	—

Total non-interest-bearing	67,260	—	80,241	—	80,265	—

Interest-bearing:
Deposits from banks	299,162	3.87%	274,304	3.36%	355,045	2.97%
Demand deposits	4,757,477	1.30%	5,146,903	1.66%	5,683,657	1.15%
Time deposits	8,208,819	3.12%	8,290,907	3.72%	7,378,546	2.69%

Total interest-bearing	13,265,458	2.49%	13,712,114	2.94%	13,417,248	2.04%

International:
Non-interest-bearing:
Deposits from banks	14,869	—	11,195	—	4,836	—

Total non-interest-bearing	14,869	—	11,195	—	4,836	—

Interest-bearing:
Deposits from banks	4,170,976	4.94%	4,569,056	5.14%	3,689,943	2.71%
Demand deposits	345,784	1.97%	458,443	1.31%	589,238	0.78%
Time deposits	3,022,393	6.17%	3,442,680	5.68%	4,413,439	3.46%

Total interest-bearing	7,539,153	5.30%	8,470,179	5.15%	8,692,620	2.96%

Total non-interest-bearing	82,129	—	91,436	—	85,101	—
Total interest-bearing	20,804,611	3.51%	22,182,293	3.78%	22,109,868	2.40%

Total deposits (1)	20,886,740	3.49%	22,273,729	3.77%	22,194,969	2.40%

(1)	At December 31, 2002 the deposits held by BES subsidiaries, mainly BIC and BESSA, were euro 5.9 billion.

Back to Contents

The following table shows the maturities and categories of the BES Group’s total deposits at December 31, 2002:

	December 31, 2002

	3 months	3 to	6 to	After
	or less	6 months	12 months	12 months	Total

	(euro thousand)
Domestic:
Non-interest-bearing:
Deposits from banks	59,166	—	—	—	59,166

Total non-interest-bearing	59,166	—	—	—	59,166

Interest-bearing:
Deposits from banks	222,009	57,679	—	—	279,688
Demand deposits	6,702,195	—	—	—	6,702,195
Time deposits (2)	6,131,788	1,204,739	438,298	66,536	7,841,361

Total interest-bearing	13,055,992	1,262,418	438,298	66,536	14,823,244

International:
Non-interest-bearing:
Deposits from banks	9,651	—	—	—	9,651

Total non-interest-bearing	9,651	—	—	—	9,651

Interest-bearing:
Deposits from banks (1)	3,071,000	631,185	177,720	—	3,879,905
Demand deposits	618,832	—	—	—	618,832
Time deposits (2)	3,392,452	608,242	278,159	31,820	4,310,673

Total interest-bearing	7,082,284	1,239,427	455,879	31,820	8,809,410

Total deposits as per financial statements	20,207,093	2,501,845	894,177	98,356	23,701,471

(1)	Deposits from credit institutions represent the main source of funding for the Bank’s foreign branches.

(2)	Time deposits include certificates of deposits in the amount of euro 368.2 million in the domestic category and euro 1,288.0 million in the international category.

The following table shows the distribution of all deposits, including deposits from customers and amounts borrowed by the BES Group from Portuguese financial institutions and foreign banks (including commercial paper), in euros and other currencies as of December 31, 2000, 2001 and 2002:

	December 31,

	2000	2001	2002

	(euro thousand)

Euro	17,111,114	18,185,954	19,255,554
US dollars	2,324,965	4,073,365	3,681,771
Other foreign currencies (1)	740,059	646,237	764,146

Total deposits	20,176,138	22,905,556	23,701,471

(1)	No other currency accounts for more than 10% of total deposits in foreign currencies.

Back to Contents

The following table provides an analysis of the maturity of time deposits in the amount of $100,000 or more as of December 31, 2002:

	December 31, 2002

	3 months	3 to	6 to	After
	or less	6 months	12 months	12 months	Total

	(euro thousand)

Domestic	3,020,761	296,992	450,305	65,270	3,833,328
International	676,955	110,075	140,899	22,387	950,316

Total time deposits	3,697,716	407,067	591,204	87,657	4,783,644

Return on Equity and Assets

The following table presents certain selected financial ratios, based on the statutory accounts of the BES Group, as reclassified to U.S. format of presentation but before any US GAAP adjustment, for the periods indicated:

	December 31,

	2000	2001	2002

	(Percentages)

Return on average assets (1)	0.75	0.55	0.65
Return on average equity (2)	18.56	14.12	11.86
Dividend payout ratio (3)	37.90	38.04	38.70
Equity to assets ratio (4)	4.04	3.89	4.77

Under U.S. GAAP, the percentages would be as follows:

	December 31,

	2000	2001	2002

	(Percentages)

Return on average assets (1)	0.33	-0.06	-0.32
Return on average equity (2)	7.18	-1.26	-8.93
Dividend payout ratio (3)	86.77	—	—
Equity to assets ratio (4)	4.54	4.41	4.63

(1)	Calculated based on income for the year before minority interests and average assets of the Group during the year.

(2)	Calculated based on net income for the year and the weighted average equity during the year.

(3)	Calculated based on the dividends paid and the net income for the year.

(4)	Calculated based on the average equity and average assets during the year.

Back to Contents

Short-term Borrowings

      The following table shows details of the BES Group short-term borrowings for each of the past three years:

	December 31,

	2000	2001	2002 (1)

	(euro thousand, except percentages)
Securities Transferred Under Repurchase Agreements (2):
Outstanding	699,472	761,920	1,536,334
Approximate average amount outstanding during the period	400,621	686,841	1,307,635
Approximate weighted average interest rate during the period	5.65%	4.10%	3.20%
Approximate weighted average interest rate at the end of the period	3.75%	3.04%	3.45%
Interbank Money Market Funds From Domestic Institutions:
Outstanding	320,483	222,290	104,410
Approximate average amount outstanding during the period	202,229	357,904	166,778
Approximate weighted average interest rate during the period	4.88%	5.23%	2.58%
Approximate weighted average interest rate at the end of the period	4.78%	3.40%	2.45%
Short Term Loans:
Outstanding	279,070	316,267	339,884
Approximate average amount outstanding during the period	193,264	267,165	266,356
Approximate weighted average interest rate during the period	4.37%	4.36%	2.80%
Approximate weighted average interest rate at the end of the period	4.86%	4.06%	2.79%
Overdrafts (3):
Outstanding	1,202,400	689,160	359,160
Approximate average amount outstanding during the period	1,016,596	657,848	435,175
Approximate weighted average interest rate during the period	5.43%	3.15%	2.42%
Approximate weighted average interest rate at the end of the period	3.73%	2.79%	1.58%
Others:
Outstanding	267,548	641,947	204,587

Total Outstanding	2,768,973	2,631,584	2,544,375

(1)	The maximum amount of borrowings in each category outstanding at any month-end during the year 2002 was as follows:

2002

(euro thousand)
Securities transferred under repurchase agreements	2,186,769
Interbank money market funds from domestic institutions	423,846
Short-term loans	755,202
Overdrafts	1,163,953

(2)	In 2002, the amount of securities transferred under repurchase agreements related essentially to Bessa operations. The securities underlying these agreements were under Bessa’s control.

(3)	At December 31, 2000, 2001 and 2002, overdrafts were taken mainly by BES, BIC and BESI.

Back to Contents

Supervision and Regulation

The Bank of Portugal

The Bank of Portugal is a part of the European System of Central Banks (ESCB), which was created in connection with the European Economic and Monetary Union (EMU). The EMU implies a single monetary policy, the main features of which are a single currency – the euro – and the creation of a European Central Bank (ECB) and the ESCB. According to the European Union (EU) treaty, the primary objective of the ESCB shall be to maintain price stability, such goal pursued through monetary policy.

The Bank of Portugal is directed to “provide for the stability of the domestic financial system, performing for this purpose the function of lender of last resort”. This goal is achieved through the supervision of credit institutions, financial companies and some holding companies of credit institutions and financial companies.

According to the «Regime Geral das Instituições de Crédito e Sociedades Financeiras», or Legal Framework of Credit Institutions and Financial Companies (Decree-Law NR 298/92 of December 31, 1992), the Bank of Portugal authorizes the setting up of credit institutions and financial companies based solely on technical-prudential criteria, monitors the activity of the institutions under its supervision and their compliance with the rules governing their activities, issues recommendations for the correction of any deviations from such rules, sanctions breaches, should they occur, and takes extraordinary measures of reorganization.

The Bank of Portugal has established rules governing solvency ratios, reserve requirements, control of major risks and provisions for specific and general credit risks. It monitors compliance with these rules through periodic inspections, review of regularly filed financial statements and reports, and continuing assessment of adherence to current legislation.

The Bank of Portugal is also charged with the duty to “regulate, oversee and promote the smooth operation of payment systems, namely within the scope of its participation in the ESCB”.

Membership in the EU subjects Portugal to compliance with legislation which may be either in the form of regulations, which are directly enforceable in any member state, or directives addressed to the member states, which may require the enactment of implementing legislation or which–as established by the European Court of Justice in several decisions–may be deemed to be directly enforceable in a member state in the event they are clear, precise and unconditional. In addition, the European Commission and the Council of Ministers issue non-binding recommendations to the member states. The Portuguese authorities have introduced EU directives and recommendations into legislation to adapt Portuguese laws to European regulatory standards.

Capital Adequacy Requirements

Capital and Solvency Ratios. Portuguese banks are subject to solvency ratio requirements. These requirements conform to the EU directives establishing, respectively, common standards for the measurement of capital (generally referred to as the “Own Funds Directive”) and a system for weighting assets according to credit risk (generally referred to as the “Solvency Ratio Directive”) with the requirement that, since December 31, 1992, all credit institutions must maintain capital of at least 8% of risk-weighted assets. In particular cases, the Bank of Portugal may impose a higher solvency ratio to ensure weighting assets according to credit risk. Banks that fail to comply with these requirements are subject to various measures that may be imposed by the Bank of Portugal, including possible restrictions on dividends and imposition of fines and other sanctions on, not only the Bank, but also on its directors and executive officers. The BES Group is in compliance with the solvency ratio requirements and as of December 31, 2002 maintained capital (as defined by the Bank of Portugal) of 10.74% of its equivalent risk-weighted assets.

The Basle II Capital Accord. Because Portugal is not a party to the 1988 capital accord of the Basle Committee on Banking Supervision (the “Basle Committee”), the capital adequacy requirements established by that accord are not applicable to the Bank or other BES Group companies based in Portugal. Nonetheless, the BES Group discloses certain capital adequacy ratios provided by that accord on a voluntary basis. The Basle Committee is composed of central banks and bank supervisors/regulators from the major industrialized countries. It develops broad policy guidelines that each country’s supervisors may use to determine the supervisory policies they apply. In January 2001, the Basle Committee published proposals for an overhaul of the existing international capital adequacy standards. The two principal goals of the proposals are: (i) to align capital requirements more closely with the underlying risks; and (ii) to introduce a capital charge for operational risk (comparing, among other things, risks related to certain external factors, as well as to technical errors and errors of employees). The proposals are expected to be adopted by the Basle Committee by the end of 2003 and to become effective in the various countries that participate in the Basle Committee in 2006. If these proposals become effective, the Bank may need to maintain higher levels of capital for bank regulatory purposes, which could increase its financing costs.

Back to Contents

Minimum Cash Requirements

The minimum cash requirement is set by the ECB, and the rate of interest is the rediscount rate at which the ECB lends to the other European central banks. The failure of a bank to maintain adequate liquidity may result in (i) an increase in the cash amount required (of up to three times the original amount); or (ii) an additional payment of up to double the rediscount rate or (iii) up to 5 basis points over that market rate.

Depositors’ Guarantee

The Deposit Guarantee Fund was established in December 1994 and has administrative and financial autonomy. All institutions that accept deposits must participate in this fund.

The financial resources of the Deposit Guarantee Fund are mainly composed of initial contributions from the Bank of Portugal and the participating credit institutions and, thereafter, periodic contributions from the participating credit institutions.

The annual contributions are defined according to the monthly average of the deposits made in the previous year and to the fixed contribution rate, weighted by the solvency ratio of each institution (the lower an institution’s ratio, the higher its contribution). The payment of up to 75% of the annual contributions may be partly replaced by an irrevocable contract, guaranteed where necessary by securities having a low credit risk and high liquidity.

If the resources are insufficient to comply with its commitments, the Deposit Guarantee Fund may ask for special contributions or resort to loans.

When a credit institution is unable to comply with its commitments, the Deposit Guarantee Fund guarantees the total repayment to depositors up to euro 25,000 per deposit (limit determined by the Decree-Law 222/99, June 22, 1999).

The deposits made in Portuguese territory are guaranteed regardless of the currency in which they are denominated, and whether the depositor is resident or non-resident in Portugal. However, some deposits are excluded from the guarantee scheme – such as those of credit institutions, financial companies, insurance companies, investment funds, pension funds and central or local administration bodies. Moreover, in order to prevent a conflict of interests, the Fund does not cover deposits made by an institution’s managing bodies, qualifying shareholders, external auditors and non-financial companies under the control of the credit institution at issue, or which together with the latter belong to the same group.

Unlike the systems existing in other countries, the Deposit Guarantee Fund is not responsible for any procedures aimed at the reorganization and recovery of the participating credit institutions.

The annual contribution is determined by multiplying 0.1% by the average balance of qualifying deposits; 75% of the annual contribution can be made in the form of riskless securities, as defined by the Bank of Portugal, given in guarantee.

Back to Contents

Borrowing from the Bank of Portugal

The Bank of Portugal has followed a policy of intervening as a lender of last resort in cases of liquidity shortfalls in the banking system. The basic method of lending employed is advances and overdrafts against collateral. For this purpose the Bank of Portugal discloses a list of securities eligible as collateral. The rediscount rate is now set by the ECB.

International Capital Flows

The Portuguese authorities have established a program of liberalization of international capital flows in furtherance of the country’s integration into the single market of the EU.

Restrictions on Acquisition of Capital Stock of a Bank

According to the Legal Framework of Credit Institutions and Financial Companies, any legal or natural person who proposes either to acquire directly or indirectly a qualified direct or indirect holding (5% or more of the capital or the voting rights, or a holding which makes it possible to exercise significant influence over management) in a credit institution is required to give the Bank of Portugal prior notice of such intention.

Prior notice must also be given to the Bank of Portugal by any such person intending to increase an existing qualified holding as a result of which the percentage of the voting rights or of the share capital held by such person would reach or exceed 5%, 10%, 20%, 33% or 50%, or when such credit institution would become a subsidiary of such person.

The Bank of Portugal may oppose any such acquisition or increase, in the event it does not consider the concerned person to meet certain conditions designed to ensure sound and prudent management of the credit institution.

All acquisitions of holdings as a result of which the percentage of the voting rights or of the share capital held by such person would reach or exceed 2% must be notified to the Bank of Portugal within a period of 15 days after they occur. The Bank of Portugal will then determine if the holding is qualified or not.

Similarly, any legal or natural person who proposes either to dispose of a qualified holding in a credit institution or to reduce the percentage of the voting rights and/or of the share capital directly or indirectly held in a credit institution as a result of which: (i) such person’s holding in the credit institution would fall below any of the percentages referred to above, (ii) such person would no longer be able to exercise a significant influence over the credit institution, or (iii) such credit institution would cease to be a subsidiary of such person, is also required to give the Bank of Portugal notice prior to proceeding with the proposed transaction. The notification must include information on the new amount of the holding.

Under the Código dos Valores Mobiliários, or Portuguese Securities Code, any natural or legal person or persons acting in concert (including companies and their affiliates) who reach or exceed a holding of 10%, 20%, 33%, 50%, 66% or 90% of the voting rights attributable to the share capital of any public company («sociedade aberta») or reduce their holding below any of the above referred limits, must notify the Portuguese securities market authority (“CMVM”) and the company within three days from the occurrence of the event. The notice must identify the chain of entities to which, according to law, such holding is attributed. In the event the company is the issuer of shares or of other securities that grant the holder the right to subscribe or acquire shares listed on regulated markets located or operating in Portugal, the respective stock exchange authorities must also be notified.

In addition, these requirements also apply in the case of a listed company in Portugal if any natural or legal person or persons acting in concert (including companies and their affiliates) reach or exceed a holding of 2% or 5% of the voting rights attributable to the share capital of the company or reduce such holding to an amount below either of these limits.

Back to Contents

The Portuguese Securities Code provides that any natural or legal person or persons acting in concert (including companies and their affiliates) whose holding reaches or exceeds 33% or 50% of the voting rights attributable to the share capital of a public company, are required to launch a takeover for all the shares and other securities issued by the company that grant the holder the right to subscribe for or acquire shares. Such offer must be for cash or have a cash alternative. These provisions would apply in the event that ESFG increased its voting control of the Bank to more than 50%. The ESFG Group’s current voting interest in the Bank of 48.4% allows it to maintain control of the Bank, and, to the Bank’s knowledge, the ESFG Group has no present intention of increasing its percentage shareholding.

There is no clause in the Company’s by-laws and, as far as the Bank is aware, there is no shareholder agreement bearing on the Bank or on any of the companies in which it has equity holdings and whose shares are listed on the stock exchange regarding the exercise of rights in the company or the transferability of BES shares.

Investment in Non-Banking Companies

According to the Legal Framework of Credit Institutions and Financial Companies, no credit institutions may, in principle, have any direct or indirect qualified holding exceeding 15% of its own funds. In addition, the total amount of qualified holdings by a credit institution in such non-banking companies may not exceed 60% of its own funds (qualifying capital and reserves).

The Legal Framework of Credit Institutions and Financial Companies also provides that no credit institution may directly or indirectly own more than 25% of the capital of any single non-financial company for a period longer than three years. The Bank is currently in compliance with these laws.

Treasury Shares

Portuguese law prohibits a company from subscribing for its own shares and generally from issuing guarantees or lending money to any third party in connection with the subscription for or acquisition of such shares, except for loans made in the ordinary course of business by banks and other financial institutions. In the event the by-laws of a company do not prohibit the acquisition of its own shares, the company may only acquire or sell its own shares on terms and conditions determined at a general meeting of shareholders and, with certain exceptions, such shares, together with shares held by the company as collateral, may not exceed 10% of its capital. During the period the company owns such shares, all rights attendant on the ownership of such shares are suspended except for the right to receive additional, free or bonus shares. With certain exceptions, a Portuguese subsidiary is prohibited from subscribing for or acquiring shares of its parent.

Treasury shares of a company that exceed the 10% limit must be sold within one year (if unlawfully acquired) or within three years (if lawfully acquired). Failure to sell shares in accordance with these provisions will subject such shares to cancellation and the directors of the company to potential personal liability for damages to the company, to the creditors of the company or to third parties.

Issuers subject to Portuguese or foreign personal law with shares or other securities that confer rights of subscription, acquisition or disposal and that are admitted to trading in spot markets domiciled or operating in Portugal must notify the managing body of that market and the CMVM of any acquisitions or disposals by them of such securities:

a)	within the national territory or abroad, where such transactions, either individually or together with any effected since the last previous notice, amount to or exceed 1% of the equity capital;

b)	in the same trading session of a spot market domiciled or operating in Portugal, where such transactions, either individually or together with any already effected, amount to or exceed 0.05% of the quantity admitted to trading.

Controlling companies must give notice, in accordance with the terms of the preceding article, of all acquisitions and disposals of securities issued by the controlling company itself and executed by a company controlled by it.

Back to Contents

Foreign Ownership of Shares

The purchase by a non-resident (or by a Portuguese company more than 20% of which is owned or otherwise controlled by a non-resident) of the capital of a Portuguese company (including a Portuguese bank or other credit institution) constitutes a “foreign investment transaction”, where, as a result of the transaction, (a) more than 20% of the shares of such company in the aggregate will be owned by non-residents, or (b) more than 10% will be owned by a single non-resident. Foreign investment transactions require post-acquisition informational filings within 30 days to the Instituto do Comércio Externo de Portugal. Acquisitions by non-residents, which are not foreign investment transactions, do not require any such filings.

Under Portuguese law, the limit of foreign ownership in a privatized Portuguese company, including the Bank, is 25%. This restriction applies only to shares issued directly by the Bank and does not apply to the preference shares issued by Espírito Santo Overseas Limited, a Cayman Islands company, and guarantor of certain payments by the Bank.

Ownership interests in Portuguese companies are regularly monitored by the Bank of Portugal through the mandatory provision of monthly capital account position statements.

Other Controls

The Bank of Portugal imposes a number of other controls covering various aspects of a bank’s business. It administers these controls through reporting requirements and ongoing supervision, including periodic examinations of the operations and asset portfolios of individual banks and consolidated banking groups.

As part of the internal market program, the European Commission and the European Council have proposed and adopted a number of regulations, directives and recommendations with respect to banking and financial services, including enacted and proposed legislation regarding capital movements, depositors’ guarantees, payment systems, collective investment companies, investment firms, public disclosure of acquisitions and dispositions of holdings in listed companies, prospectuses for the public issuance of securities, consumer credit, insider trading, mortgage credit, insurance, publication of annual accounting documents and taxation. The legislation is promoting greater competition in financial services, including areas such as securities brokerage, dealing and underwriting and providing investment advice and management in which the Bank competes.

Back to Contents

Organizational Structure

The BES Group has subsidiaries that operate in a number of countries throughout the world. The following table provides information as of December 31, 2002, with respect to the BES Group’s current significant subsidiaries:

Significant Subsidiaries

Corporate name	Field of activity	Country of incorporation	Ownership interest (1)

			(%)
Banco Internacional de Crédito, S.A.	Commercial banking	Portugal	100
Banco Espírito Santo, SA (Spain)	Commercial banking	Spain	100
Espírito Santo Bank	Commercial banking	United States	100
Banco Espírito Santo do Oriente, SARL	Commercial banking	Macao	100
Banco Espírito Santo Angola, SARL	Commercial banking	Angola	100
BES International, SGPS, SA	Commercial banking	Portugal	100
BEST–Banco Electrónico de Serviço Total, SA	Commercial banking	Portugal	66
Banco Espírito Santo dos Açores	Commercial banking	Portugal	60
Banque Espírito Santo et de la Vénétie	Commercial banking	France	40
Banco Espírito Santo de Investimento, SA	Investment banking	Portugal	100
Espírito Santo PLC	Investment banking	Ireland	100
Espírito Santo Dealer–Sociedade Financeira de Corretagem, SA	Brokerage	Portugal	100
GESFINC – Espírito Santo Estudos Financeiros e de Mercado de Capitais, SA	Research	Portugal	88
CREDIFLASH – Sociedade Financeira para Aquisições a Crédito, SA	Credit Cards	Portugal	98
CREDIBOM–Sociedade Financeira para Aquisições a Crédito, SA	Consumer Loans	Portugal	60
BESLEASING MOBILIÁRIA–Sociedade de Locação Financeira, SA	Leasing	Portugal	84
BESLEASING IMOBILIÁRIA–Sociedade de Locação Financeira, SA	Real State Leasing	Portugal	83
EUROGES – Aquisição de Créditos a Curto Prazo, SA	Factoring	Portugal	100
Espírito Santo Activos Financeiros, SGPS, SA	Asset Management	Portugal	85
Espírito Santo Financial Consultants, SA	Asset Management	Portugal	93
ES Capital–Sociedade de Capital de Risco, SA	Venture Capital	Portugal	100
ES TECH Ventures	Holding Company	Portugal	100
Jampur–Trading Internacional	Holding Company	Portugal	100
ES Interaction–Sistemas de Informação Interactiva, SA	IT Systems	Portugal	82
ESGEST–Espírito Santo Gestão de Instalações, Aprovisionamento e Comunicações, SA	Ancillary Service and Outsourcing Companies	Portugal	100
Espírito Santo Cobranças, SA	Ancillary Service and Outsourcing Companies	Portugal	95
Espírito Santo Contact Center, Gestão de Call Centers, SA	Ancillary Service and Outsourcing Companies	Portugal	77
Espírito Santo Data, SGPS, SA	Holding Company for IT Systems	Portugal	49
FIDUPRIVATE–Sociedade de Serviços, Consultadoria e Administração de Empresas, SA	Ancillary Service and Outsourcing Companies	Portugal	25
ESUMÉDICA–Prestação de Cuidados Médicos, SA	Ancillary Service and Outsourcing Companies	Portugal	25
Espírito Santo, Companhia de Seguros, SA	Insurance	Portugal	40
EUROP ASSISTANCE – Companhia Portuguesa de Seguros de Assistência, SA	Insurance	Portugal	23

(1)	Portion of ownership interest equals voting power held, except in the case of Gesfinc and Crediflash, where the BES Group has a 100% voting interest.

During 2002 the BES Group registered the entrance of a new banking unit, BES Açores, and Jampur, a holding company that holds, indirectly, the BES Group’s interests in non-financial companies in Brazil.

Back to Contents

Property, Plants and Equipment

The Bank owns the building where its headquarters are located in the centre of Lisbon, as well as 148 of the buildings in which its branches are located. The remaining branch premises are leased on a yearly renewable basis according to local market practice. Rentals are reviewed once a year using the Portuguese government’s official inflation index as a measure for rental increases. All such buildings are located in principal central locations within the respective area served.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Exchange Rates

A significant proportion of the BES Group’s assets and liabilities are denominated in currencies other than the euro. Accordingly, exchange rate fluctuations may cause the BES Group’s reported net revenues to vary significantly from period to period. At December 31, 2002, approximately 26% of the BES Group’s assets and approximately 24% of its liabilities were denominated in currencies other than the euro, principally the U.S. dollar and the British pound.

Following the launch of the European Monetary Union at the beginning of 1999, the euro depreciated significantly against the U.S. dollar. In 2002, this trend reversed, and the euro strengthened relative to the U.S. dollar. At December 31, 2002, the noon buying rate for the U.S. dollar per euro, as announced by the Federal Reserve Bank of New York for customs purposes as the rate in the city of New York for cable transfers in foreign currencies, was $ 1.0485 per € 1.00, compared with $ 0.8901 per € 1.00 at December 31, 2001. For more information on movements between the euro and the Portuguese escudo (the predecessor currency to the euro in Portugal) on the one hand and the U.S. dollar on the other hand over the past five years, see “Item 3. Key Information”. The euro has continued to appreciate significantly since December 31, 2002.

To hedge its exchange rate exposure, the BES Group conducts foreign exchange transactions. In 2002, the BES Group achieved foreign exchange transaction gains in the amount of 11.6 million euros, due primarily to transactions carried out in the spot market. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk–Foreign Currency Exchange Risk” for more information regarding the BES Group’s exchange rate exposure and hedging policy.

Assets and liabilities denominated in foreign currencies have been translated into euros at the exchange rates prevailing on the balance sheet date. Income statement items denominated in foreign currencies have been translated into euros at the average exchange rate during the financial period.

The Portuguese Economy

Portuguese GDP grew at a real rate of only 0.5% in 2002, compared with 1.6% in 2001, representing the lowest level of economic activity since the recession of 1993. The Portuguese economy’s sluggish performance in 2002 primarily reflected weak internal demand. On the other hand, exports, although at weaker levels than in previous years, continued to be an important driver of demand.

In 2002, private consumption grew modestly at a rate of 0.7%, compared with 1.2% in 2001. The lower growth in 2002 compared with 2001 reflects a deterioration in consumer confidence, which was due largely to a rise in the Portuguese unemployment rate and level of personal indebtedness. The average rate of unemployment rose from 4.1% in 2001 to 5.1% in 2002. In 2002, the average indebtedness of individuals is estimated to have risen to close to 100% of their disposable income, compared with approximately 60% five years ago. This development had its most profound impact on the consumption of durable goods and investments in housing. Overall, gross fixed-capital formation fell by 5.1%, after remaining flat in 2001.

Back to Contents

Although the average inflation rate declined to 3.6% in 2002, compared with 4.4% in 2001, the magnitude of the decline was below expectations. The principal reasons why the rate of inflation declined less than expected were the introduction of euro notes and coins, the rise in fuel prices, the increase in the top bracket VAT rate by two percentage points and the continuously relatively high levels of labour unit prices.

In the capital markets area, one of the most significant developments in 2002 was the launch of the Euronext-Lisbon stock exchange, which resulted from the integration of Bolsa de Valores de Lisboa e Porto (“BVLP”) into Euronext. Despite the launch of this new trading platform, the Portuguese capital markets followed the international trend and did not perform well. On the equity side, which currently accounts for 92% of the entire Portuguese market, prices also dropped by almost 30%. The Portuguese Stock Index (“PSI”) dropped again by approximately 25%, after declines of about 25% in 2001 and about 13% in 2000.

Results of Operations

The information in this section should be read together with the BES Group’s consolidated financial statements and notes thereto that are included elsewhere in this annual report. See the financial statements beginning on page F-1. The BES Group’s financial statements and notes have been prepared in accordance with Portuguese GAAP, which differs in certain significant respects from U.S. GAAP. See Note 23 to the Consolidated Financial Statements for a discussion of these differences and a reconciliation of the BES Group’s Portuguese GAAP net income and shareholders’ equity to U.S. GAAP.

The following table includes the main indicators of performance, financial strength and profitability of the BES Group during the last three years (values in million euros and percentage where indicated):

	2000	2001	2002

Net Interest Income	609.5	727.0	793.6
Net Interest Margin	2.23%	2.19%	2.23%
Provisions for loans losses	139.1	142.6	216.3
Other Income	533.5	521.7	594.5
Other Expenses	662.2	826.9	878.7
Minority Interests	54.5	48.4	32.3
Net Income	228.0	197.7	222.5
BIS Ratio	10.96%	10.75%	12.81%
Return on Equity	18.56%	14.12%	11.86%

2002 compared with 2001

General. Notwithstanding the sluggish performance of the capital markets and the unfavourable economic environment in 2002, the BES Group’s net income increased by 12.5%, from euro 197.7 million in 2001 to euro 222.5 million in 2002. This development was primarily driven by increases in the BES Group’s net interest income and net gains on foreign currency and financial derivatives transactions, the effects of which more than offset a substantial increase in loan loss provisions and an increase in other expenses.

The BES Group’s main operational units are:

•	Banking, which in 2002 accounted for around 89% of the BES Group’s total revenues from external customers and its net income;

•	Consumer credit, representing 4% of the BES Group’s total revenues and 9.6% of net income in 2002; and

•	Leasing, asset management and factoring, representing together, 5.2% of total revenues and 22.4% of net income in 2002, respectively;

Back to Contents

In addition, the BES Group comprises several outsourcing units, which provide, among other things, support services, cleaning services, research and consultancy services, IT support, real estate management and other related services to the operational units. For financial reporting purposes, these support units are treated as separate cost centers. However, given the importance of banking activities, the costs attributable to these units do not materially impact the BES Group’s results of operations in any given period.

The BES Group fully hedges its exposure to foreign exchange risk. As a result, foreign exchange rate fluctuations did not materially influence the BES Group’s results of operations in 2002. In 2002, the BES Group achieved foreign exchange transaction gains in the amount of 11.6 million euros, due primarily to transactions carried out in the spot market.

Net Interest Income. Net interest income increased by 9.2%, from euro 727.0 million in 2001 to euro 793.6 million in 2002. This increase reflects the fact that while both interest income and interest expense decreased in 2002, the decrease in interest expense was proportionally greater. Interest income declined by 10.6%, from euro 2,052 million to euro 1,835 million, whereas interest expense declined by 21.4%, from euro 1,325 million to euro 1,042 million.

The decline in interest income mainly reflects a decrease in interest income from loans, which decreased by 6.9%, from euro 1,538.0 million in 2001 to euro 1,431.2 million in 2002, and from deposits with banks, which decreased by 48.9%, from euro 250.4 million in 2001 to euro 128.0 million in 2002. In each case, the decrease was primarily the result of lower interest rates. Although the BES Group continued to pursue an aggressive pricing policy, it had to lower interest rates in line with the overall market trend. In the case of loans to customers, the effect of lower interest rates was partially offset by higher volumes. The volume of net loans to customers rose from euro  24.2 billion at December 31, 2001 to euro  25.2 billion at December 31, 2002, generating an additional euro 158.4 million in interest income in 2002. In 2002, the BES Group’s lending activities continued to focus on mortgage loans and loans to small and medium sized corporate clients. The decline in interest income also reflects a decrease in interest income from investment securities, which decreased by 24.4%, from euro 235.8 million in 2001 to euro 178.3 million in 2002. This decrease mainly reflects the fact that the portion of fixed-rate securities in the BES Group’s portfolio of investment securities declined relative to that of marketable securities, which do not bear interest but generate dividends. The decline in interest income resulting from the factors discussed above was partially offset by an increase in interest income from trading securities, which increased by 251.8%, from euro 27.8 million in 2001 to euro 97.8 million in 2002 and which was primarily rate-driven. As a result of these changes, the average interest rate on the BES Group’s interest-earning assets dropped by 102 basis points, from 6.18% in 2001 to 5.16% in 2002.

The decline in interest expense reflects a decrease in interest expense on deposits, which decreased by 37.3%, from euro 847.3 million in 2001 to euro 531.6 million in 2002, and short-term borrowings, which decreased by 21.7%, from euro 100.9 million in 2001 to euro 78.9 million in 2002. In each case, the decrease was primarily attributable to lower interest rates, which fell in line with the overall market trend. The decline in interest expense resulting from these factors more than offset an increase in interest expense on long-term debt, which increased by 14.4%, from euro 377.0 million in 2001 to euro 431.1 million in 2002. This increase was primarily driven by higher volumes of borrowings to finance the BES Group’s lending activities. As a result of these changes, the average interest rate on the BES Group’s interest-bearing liabilities fell by 113 basis points, from 4.09% in 2001 to 2.96% in 2002.

The fact that the average interest rate on the BES Group’s interest-earning assets declined less than the average interest rate on its interest-bearing liabilities reflects the BES Group’s aggressive pricing policy on loans to customers. This policy is closely monitored by the Assets and Liabilities Committee.

See “Item 4. Information on the Company–Selected Statistical Information–Average Balance Sheets and Interest Rates” for statistical information on the BES Group’s interest-earning assets and interest-earning liabilities and the interest income and expense associated with them.

Back to Contents

Lending. Gross loans grew by 4.5% in 2002, from euro 24.8 billion at December 31, 2001 to euro 25.9 billion at December 31, 2002, compared with growth rates of 12.6% in 2001 and 27.0% in 2000. Gross domestic loans increased by 6.0%, from euro 21.3 billion at December 31, 2001 to euro 22.6 billion at December 31, 2002, whereas gross international loans decreased by 4.7%, from euro 3.5 billion at December 31, 2001 to euro 3.4 billion at December 31, 2002. The continued growth of total gross loans reflects the BES Group’s efforts to expand its lending activities, especially with respect to mortgage and commercial loans in the domestic segment. The fact that the overall growth rate in 2002 was significantly lower than in 2001 and 2000 was due primarily to the weak economic environment in Portugal and abroad. In addition, it reflects the fact that the BES Group securitized euro 150 million in consumer loans and euro 300 million in corporate loans (leasing) in April 2002 and an additional euro 1,000 million in mortgage loans in December 2002. These transactions reduced the size of the BES Group’s loan portfolio by a total of euro 1.45 billion.

Provision for Loans Losses. Loan loss provisions, i.e., additions to loan loss allowances less reversals of allowances previously made and recoveries, increased by 51.7%, from euro 142.6 million in 2001 to euro 216.3 million in 2002. As a percentage of net interest income, loan loss provisions increased from 19.6% in 2001 to 27.3% in 2002. Specific loan loss provisions increased by 33.2%, from euro 108.3 million in 2001 to euro 144.2 million in 2002. Category loan loss provisions increased by 132.8%, from euro 31.2 million in 2001 to euro 72.5 million in 2002. The substantial increase in loan loss provisions, and, in particular, category risk provisions, to a level in excess of the level that would have been required by the relevant Bank of Portugal regulations, was considered necessary to cover the BES Group against a possible future deterioration in the financial and economic situation of its customers as a result of the economic slowdown both in Portugal and globally. As a result of these provisions, loan loss allowances as a percentage of total gross loans moved from 2.46% in 2001 to 2.82% in 2002. See “Item 4. Information on the Company–Selected Statistical Information–Non-performing Loans and Respective Allowances” for more information on the BES Group’s loan loss provisioning and an explanation of the underlying policies.

Overdue loans increased by 21.2%, from euro 452.8 million in 2001 to euro 548.8 million in 2002, principally, management believes, because of the unfavourable macroeconomic environment. The ratio of overdue loans to total gross loans rose to 2.12% in 2002, compared with 1.82% in 2001. Given the substantial increase in loan loss provisions in 2002, loan loss allowances as a percentage of overdue loans remained at what management believes is a comfortable level, 133.3%, in 2002, compared with 135.1% in 2001. The high coverage ratios reflect the combined effect of the Bank of Portugal’s rules and the BES Group’s conservative policies regarding the management of its loan portfolio. See “Item 4. Information on the Company–Selected Statistical Information–Loan Portfolio” for more information on these rules and policies.

The BES Group continues to invest in the development of new risk control techniques, to develop a lending policy aimed at maintaining a well-diversified loan portfolio, thereby reducing its exposure to historically problematic sectors, and to expand its lending activities in the mortgage segment.

Other Income. Other income increased by 14.0%, from euro 521.7 million in 2001 to euro 594.5 million in 2002. This increase mainly reflects a substantial increase in net gains on foreign currency and financial derivatives transactions, especially interest rate swaps, which increased by 35.1%, from euro 136.1 million in 2001 to euro 183.8 million in 2002. To a lesser extent, the increase in other income also reflects higher levels of fee and commission income, which rose by 6.1%, from euro 273.6 million in 2001 to euro 290.2 million in 2002, and of other operating income, which rose by 7.6%, from euro 111.9 million in 2001 to euro 120.4 million in 2002. The rise in fee and commission income was driven by fees and commissions generated from traditional banking services, such as the administration of current accounts, loans, guarantees, collections on discount bills purchased from third parties and project finance transactions.

Other Expenses. Other expenses increased by 6.3%, from euro 826.9 million in 2001 to euro 878.7 million in 2002. This increase was driven by substantially higher losses from trading account securities, investment securities and investments in affiliated companies, which rose by 49.9%, from euro 49.3 million in 2001 to euro 73.9 million in 2002, due primarily to the negative overall performance of the capital markets, especially with respect to credit spreads and equity securities. To a lesser extent, the increase in other expenses reflects higher salaries and benefits, which rose by 5.3%, from euro 335.3 million in 2001 to euro 353.1 million in 2002. The rise in salaries and benefits was due mainly to higher levels of pension plan expenses, which totaled euro 53.8 million in 2002, compared with euro 41.3 million in 2001. The growth of pension plan expenses reflects the impact of new regulations adopted by the Bank of Portugal regarding the accounting for pension plans as well as the effects of the BES Group’s early retirement program. The higher levels in pension plan expenses more than offset lower levels of salaries and benefits resulting from the BES Group’s reduction of its staff by 800 employees during the last two years. The increase in other expenses also reflects higher levels of depreciation and amortization, which rose by 10.3%, from euro 122.2 million in 2001 to euro 134.7 million in 2002, due primarily to extraordinary depreciation charges in the amount of euro 6.7 million in intangible assets (software). The effect of the aforesaid changes was partially offset by lower levels of administrative expenses, which dropped by 2.4%, from euro 271.4 million in 2001 to euro 264.9 million in 2002, reflecting the BES Group’s efforts to cut costs.

Back to Contents

Minority Interests. Minority interests consist of that portion of the earnings and losses of less-than-wholly-owned consolidated subsidiaries that is attributable to the other shareholders of these subsidiaries. In 2002, the share of minority shareholders in the earnings of the BES Group’s consolidated subsidiaries declined by 33.3%, from euro 48.4 million in 2001 to euro 32.3 million in 2002, reflecting a reduction in the interest paid on preference shares issued by these subsidiaries, especially ESOL and BESOL, due to the overall decline in interest rates and the devaluation of the U.S. dollar against the euro.

Income Taxes. Income taxes consist of corporate income tax, municipal taxes and similar foreign taxes. Income taxes remained virtually unchanged in 2002, declining by only 0.2%, from euro 38.6 million in 2001 to euro 38.5 million in 2002. The BES Group’s effective tax rate declined from 16.32% in 2001 to 14.75% in 2002. The main reason for that decrease is due to the reduction in the statutory base tax rate. See Note 27 of Notes to Consolidated Financial Statements.

Shareholders’ Equity. In 2002, the Bank increased its share capital from euro 1,000 million to euro 1,500 million by

•	transferring an amount equal to euro 250 million from reserves and share premiums to the Bank’s stated share capital and in connection therewith issuing to the Bank’s shareholders one additional share for every four shares held by them, resulting in the issuance of 50 million shares and an increase of the Bank’s share capital by euro 250 million; and

•	issuing to the Bank’s existing shareholders one additional share for every four shares held by them at a price of euro 11 per share, resulting in the issuance of 50 million shares, an increase of the Bank’s share capital by euro 250 million and a cash in-flow of euro 550 million.

On a Portuguese GAAP basis, return on average shareholder’s equity was 11.86% in 2002 compared to 14.12% in 2001. On U.S. GAAP basis, return on average shareholder’s equity was -8.93% in 2002 compared to -1.26% in 2001. See “Item 4. Information on the Company–Selected Statistical Information–Return on Equity and Assets” and Notes 15 and 23 of Notes to Consolidated Financial Statements.

2001 compared with 2000

General. The BES Group’s total assets increased to euro 38.1 billion at December 31, 2001, compared to euro 33.5 billion at December 31, 2000.

In line with general trends in Portugal and the strengthening of the domestic economy, the BES Group’s results had improved for several years until the year 2000. The climate in the international capital markets during the year 2001 and particularly after the events of September 11 had a negative impact on the performance of the Group. In particular, net income from asset management declined by 34% (from euro 24.5 million in 2000 to euro 16.3 million in 2001), brokerage activities registered losses of euro 7.8 million (from positive net income of euro 6.5 million in 2000) and net income from investment banking decreased by 74% (from euro 38.3 million in 2000, to euro 10.1 million in 2001). Consequently, consolidated net income decreased 13% to euro 197.7 million for the year ended December 31, 2001, compared to euro 228 million for the year ended December 31, 2000.

Back to Contents

Net Interest Income. Net interest income increased to euro 727.0 million in 2001 from euro 609.5 million in 2000, primarily due to increased loan volumes, which more than offset the negative impact from margin reduction.

Net loan volume increased to euro 24.2 billion in 2001 from euro 21.4 billion in 2000, principally reflecting the BES Group’s focus on the mortgage and small and medium size corporate market.

The increase in net interest income reflected an increase of euro 393.4 million in interest income that more than offset an increase of euro 275.9 million in interest expense. The increase in interest income was principally due to volume growth and to a shift in the loan portfolio towards more profitable segments. The average rate on interest-earning assets rose by 12 basis points from 6.06% in 2000 to 6.18% in 2001.

Interest expense increased from euro 1,049.2 million in 2000 to euro 1,325.1 million in 2001 due to long term borrowings and, in particular, issuances under the Group’s EMTN program. Banks also had to pay higher interests on deposits because of the shortage of liquidity in the financial system until the last quarter of 2001. Consequently, the BES Group had an increase of euro 65.6 million in interest due on demand and time domestic deposits. In this context, the average rate on interest-bearing liabilities increased from 3.83% in 2000 to 4.09% in 2001. In 2001, additional funding needs were met by accessing the international debt capital markets, particularly for long-term borrowings, which increased by 131% in 2001. Interest paid on these borrowings in 2001 increased to euro 377 million, compared to euro 220 million in 2000.

The need for substantially increased funds, to support the expansion of lending activity and competition, was the main drivers of the decline in net interest margin, from 2.23% in 2000 to 2.19% in 2001. See “Item 4. Information on the Company–Selected Statistical Information–Average Balance Sheets and Interest Rates.”

Lending. The BES Group’s total gross loan portfolio grew by 12.6% in 2001 (27% in 2000) with domestic loans growing 13.7%. The growth in the loan portfolio was significantly lower than in previous years as a result of the general slowdown of the global and Portuguese economies in 2001. The BES Group, however, has continued its efforts to capture a higher market share in mortgage lending. The growth in corporate loans also experienced a deceleration in 2001 (2001: 11%; 2000: 31%) due to the deterioration of the economic environment in Portugal and the application of more selective credit policies.

Provision for Loan Losses. The BES Group made loan loss provisions in the amount of euro 142.6 million in 2001 compared to euro 139.1 million in 2000. This increase was principally due to the growth in the size of the loan portfolio and to the provisions taken pursuant to Bank of Portugal regulations. Specific allowances reflect the Bank of Portugal’s provisioning requirements and amounted to 68.5% of total overdue loans in 2001 compared to 75.8% in 2000. Allowances above the levels established by the Bank of Portugal are not tax deductible except with its approval. See “Item 4. Information on the Company–Selected Statistical Information–Description of Assets and Liabilities”.

Overdue loans increased 10.2% to euro 452.8 million in 2001 compared to euro 411.0 million in 2000 and total gross loans grew by 12.6%. Consequently, the ratio of overdue loans to gross loans declined from 1.86% in 2000 to 1.82% in 2001. The downward trend reflected improvements in the overall quality of the loan portfolio as a result principally of the introduction of new risk control techniques, the increase in mortgage loans, and the reduction in loans to historically problematic sectors. Its total allowance as a percentage of overdue loans was 135.1% in 2001 compared to 147.4% in 2000. The high coverage ratios over this period are principally attributable to the combination of the Bank of Portugal’s provisioning requirements and the BES Group’s approach to the management of its loan portfolio. See “Item 4. Information on the Company–Selected Statistical Information–Loan Portfolio”.

Loans charged-off totalled euro 140.5 million in 2001 compared to euro 59.7 million in 2000 due to a focused management effort to eliminate loans previously fully provisioned.

Investment and Stockbrokerage. The stagnation of the capital markets in Portugal and the rest of the world in 2001 significantly affected BESI investment banking activities. In particular, the approximately 25% decrease in the Portuguese stock index curtailed investment activities in the country and the launch of new issuances significantly.

Back to Contents

Other income. In 2001, total other operating income decreased by 2.2% to euro 521.7 million from euro 533.5 million in 2000. The negative developments in the capital markets reduced the contribution of fees and commissions to banking income: asset management fees declined by 39% (2001: euro 43.9 million; 2000: euro 72.1 million), securities services decreased by 50% (2001: euro 23.4 million; 2000: euro 47.0 million); banc assurance fees grew only 1% (2001: euro 22.4 million; 2000: euro 22.1 million); and net trading results were negative in 2001 (euro 49.3 million compared to positive results of euro 58.9 million in the year 2000). Current account fees, collections and guarantees, on the other hand, performed strongly.

Other Expenses. Total other expenses grew by 22.7% in 2001 (from euro 708.2 million in 2000 to euro 869.2 million in 2001) due to negative net trading results, the consolidation of Gescapital and BM (full year 2001 consolidation), the cost of the new initiatives in the e-economy and charges of euro 1.3 million for institutional advertising. Salaries and benefit costs showed an increase in 2001 of euro 40.8 million or 13.8%; excluding the effect of the consolidations and initiatives, these costs increased by approximately 7.4%. Administrative expenses grew 16.5% to euro 271.4 million. Excluding the effects of the consolidations and initiatives and the additional charges of euro 6 million relating to the transition to the euro, administrative expenses would have increased by 7.5%. Depreciation and amortization increased 12.2% (2000: 17.6%) from euro 108.9 in 2000 to euro 122.2 in 2001, due to the completion of upgrades of information systems.

Minority Interests. Minority interests in income of consolidated subsidiaries declined from euro 8.6 million to euro 6.1 million due to the general decrease in profits in subsidiaries, namely ESAF.

Income Taxes. Income taxes decreased 40% to euro 38.5 million in 2001 from euro 64.0 million in 2000. The effective tax rate was 16.3% in 2001 compared to 21.9% in 2000. The reduction in effective tax rate was due mainly to the write-off against reserves of extraordinary charges related to early retirements that are tax deductible. See Note 22 of Notes to Consolidated Financial Statements.

Shareholders’ Equity. On a Portuguese GAAP basis, return on average shareholders’ equity was 14.1% in 2001 compared to 18.6% in 2000. On a U.S. GAAP basis, return on average shareholders’ equity was –1.26% in 2001 compared to 7.2% in 2000. See “Item 4. Information on the Company–Selected Statistical Information–Return.

U.S. GAAP Reconciliation

The Bank prepares its financial statements in accordance with Portuguese GAAP, which vary in certain significant aspects from U.S. GAAP. As a result of the various adjustments required in accordance with U.S. GAAP, the BES Group’s net income as calculated in accordance with U.S. GAAP varies substantially from its statutory net income calculated under Portuguese GAAP. The BES Group’s U.S. GAAP net income typically differs from its Portuguese GAAP net income as a result of different accounting treatments mainly relating to valuation differences, employee bonuses, recognition of unrealized gains and losses on investment securities, pension costs and other post-retirement costs, loans and securities impairment, contributions to the depositors’ guarantee fund, goodwill depreciation and impairment, deferred taxes, securitization transactions, treasury stock, derivative instruments and property revaluations. See Note 23 to the Consolidated Financial Statements for additional information on the differences between the accounting policies of the BES Group under Portuguese GAAP and those under U.S. GAAP.

Under U.S. GAAP, the BES Group showed a net loss in 2002 of euro 162.0 million, compared with net income of euro 222.5 million under Portuguese GAAP. This difference mainly reflects the different valuation principles under Portuguese GAAP and U.S. GAAP applicable to the BES Group’s equity holdings, and, in particular, to its investments in PT Group, Bradesco, BMCE Bank, Bradespar and Novabase. Because the BES Group considers these investments strategic investments, under Portuguese GAAP, it records them as long-term investments, valued at their acquisition cost less provisions in accordance with the Bank of Portugal’s Regulation 4/2002. See Notes 2.2 c) and 7 to the Consolidated Financial Statements for more detailed information on the provisioning requirements of this regulation. Under U.S. GAAP, the BES Group is required to reclassify these investments as securities available for sale. Under Portuguese GAAP, unrealised losses on investment securities available for sale ordinarily would be charged against income in the year to which they relate, whereas unrealised gains are not recognized. However, under U.S. GAAP, unrealised gains and losses on investment securities available for sale must be recorded net of applicable taxes in shareholders’ equity except when there has been an “other than temporary impairment” of the fair value of these securities. Any such non-temporary impairments must be reflected in income. At December 31, 2002, the market price of the BES Group’s equity holdings in PT Group, Bradesco, BMCE Bank, Bradespar and Novabase was significantly below their carrying value. The BES Group determined that this impairment was not merely temporary and, accordingly, took impairment charges of euro 106.9 million for PT Group, euro 120.7 million for Bradesco, euro 11.8 million for BMCE Bank, euro 20.8 million for Bradespar and euro 9.9 million for Novabase. Additional losses of euro 56.1 million were recorded in other available for sale securities. In 2002, these differences resulted in a negative reconciliation item of euro 326.2 million.

Back to Contents

The BES Group is permitted to distribute a portion of its profit to its employees. Under Portuguese GAAP, such distributions are charged against retained earnings in the year in which the amounts are paid. Under U.S. GAAP, profit distributions to employees are considered an expense and are recorded in the year in which the profit is achieved. In 2000, 2001 and 2002, these differences resulted in negative reconciliation items of euro 23.7 million, euro 20.1 million and euro 23.3 million, respectively.

Under Portuguese GAAP, until December 31, 2001, extraordinary costs relating to early retirements were charged against retained earnings. Since December 2001, these costs are deferred and amortized over a period of ten years. Under U.S. GAAP, however, they are charged directly against earnings. In 2000, 2001 and 2002, the different treatment under Portuguese GAAP and U.S. GAAP of pension costs resulted in negative reconciliation items of 45.5 million, euro 73.5 million and euro 100.3 million, respectively. Under U.S. GAAP, under FAS 114, loans that are considered impaired are required to be accounted for at the present value of the anticipated future cash flows from such loans or at the fair value of collateral for collateral-dependent loans. The carrying value of loans under Portuguese GAAP is determined by applying the provisioning requirements of the Bank of Portugal. As a result, under U.S. GAAP, euro 19.6 million and euro 3.7 million were added to income in 2000 and 2001, respectively. In 2002, an additional charge of euro 35.5 million was recorded.

Under Portuguese GAAP, the costs incurred in connection with the adoption of the euro were deferred in the balance sheet and amortized over the three years ended December 31, 2001, as required by the Bank of Portugal. Additionally, the costs specifically related to the resolution of the Year 2000 problem were accounted for in property and equipment or intangible assets, according to the nature of the cost, and are being depreciated over a period of either three or four years. Under U.S. GAAP, both of these costs were expensed when incurred. These differences resulted in positive reconciliation items of euro 5.0 million, euro 7.8 million and euro 5.0 million in 2000, 2001 and 2002, respectively.

Under Portuguese GAAP, fixed assets may be revalued in certain circumstances. Amortization charges with respects to revalued assets are calculated on the basis of these assets’ adjusted carrying value, rather than their historical acquisition cost, and are fully recognized in income. By contrast, under U.S. GAAP, revaluations are not permitted, and depreciation charges on fixed assets are calculated on the basis of the assets’ acquisition costs. In 2000, 2001 and 2002, these differences resulted in positive reconciliation items of euro 3.3 million, euro 2.6 million and euro 2.5 million, respectively.

Under Portuguese GAAP, goodwill is defined as the excess of an asset’s acquisition cost over the shareholder’s equity of the acquired company. Until 1998, for statutory purposes, the BES Group treated goodwill as an asset and amortized it over 25 years. In 1998, the BES Group changed its accounting for goodwill and in June 1998 wrote off all remaining goodwill against shareholders’ equity. From 1999 onwards, goodwill arising on new acquisitions is charged against shareholders’ equity directly. Under U.S. GAAP, until December 31, 2001, goodwill was capitalized and amortized over a period not to exceed its estimated useful life. Effective January 1, 2002, the BES Group adopted SFAS 142. As a result, goodwill is no longer amortized but instead is annually tested for impairment, based on the asset’s expected future cash flows and, to the extent available, market prices. Any impairment charges taken with respect to goodwill are recognized in income. In 2002, the BES Group took impairment charges of euro 15.3 million with respect to Jampur, euro 4.7 million with respect to Portline and euro 8.8 million with respect to Oblog. All of these entities were consolidated in the BES Group’s financial statements for the first time in 2002, representing only 0.2% of BES Group total assets.

Back to Contents

The treatment of securitization transactions and credit-linked notes under Portuguese GAAP is significantly different from U.S. GAAP. The adjustment at December 31, 2001, a charge to income of euro 17.6 million results from: (i) a consumer loans securitization in August 1999, for which no initial gain or loss was recognized on the derecognition of the consumer loans under Portuguese GAAP, whilst under U.S. GAAP a loss of euro 5.9 million was recognized at December 31, 2001 and a gain of euro 3.1 million was recognized at December 31, 2000; (ii) a corporate bond securitization made during 2001, which under Portuguese GAAP qualified for treatment as a sale, whereas for U.S. GAAP purposes it had to be reconsolidated in the BES Group financial statements; and (iii) credit-linked notes purchased during 2001, which mainly included debt issued by the Bank’s subsidiaries, recorded in the Bank’s consolidated balance sheet under Portuguese GAAP. Under U.S. GAAP, the Credit Linked Notes, the debt and the related interest and expense were eliminated upon consolidation. See “–Off-balance Sheet Transactions–Securitizations” below. In 2002, the adjustment resulted in a charge to income of euro 51.0 million, reflecting the impact of a consumer loan securitization (a charge of euro 10.0 million), a corporate bond securitization (a charge of euro 5.1 million), finance lease and consumer loans securitizations (a charge of euro 5.2 million), mortgage loans securitization (a income of euro 1.2 million) and credit-linked notes (a charge of euro 31.9 million).

Under Portuguese GAAP, own shares are held within Other assets with changes in fair value recorded in the income statement. Under U.S. GAAP, treasury stock is deducted from shareholders’ equity, resulting in a deduction of euro 73.3 million at December 31, 2000. At December 31, 2001 and 2002, there was no treasury stock.

On January 1, 2001, the BES Group adopted FAS 133, which introduced significant changes in the accounting for derivatives. Under U.S. GAAP, all derivatives must be recorded on the balance sheet at their fair value with any changes in the fair value charged or credited directly against the income statement. This valuation principle also applies to hedging derivatives, in which case the any changes in the fair value of the hedged item should offset the corresponding changes in the value of the derivative. Under Portuguese GAAP, only trading derivatives are recognized at fair value, whereas for hedging derivatives receipts and payments are accrued and recognized in the income statement on the same basis as changes in the related hedged item. Another relevant difference relates to stricter criteria to meet hedge accounting under U.S. GAAP, therefore some transactions classified as hedging derivatives under Portuguese GAAP were reclassified as trading derivatives for U.S. GAAP purposes, and accounted for accordingly. The transitional adjustment on the adoption of FAS 133 as at January 1, 2001 resulted in a charge to income of euro 19.9 million; whilst at December 31, 2001 and 2002, the total adjustment resulted in a charge to income of euro 54.4 million and a gain of euro 45.2 million, respectively.

In the light of the requirements of the Depositors' Guarantee Fund, the Bank annually provides, as a guarantee, certificates of deposit issued by the Bank of Portugal, to cover its responsibility for the portion of the annual contribution that it might be required to pay in the future depending on the Fund's needs. According to Portuguese GAAP, this responsibility is shown as an off-balance sheet item. For U.S. GAAP purposes, the Bank in 2000, 2001 and 2002 recognized charges of euro 7.2 million, euro 8.1 million and euro 14.6 million, respectively, to cover this responsibility.

Recent Developments

As of May 22, 2003, it was decided to merge Besleasing Mobiliária (83.72% BES Group stake), Besleasing Imobiliaria (82.70% BES Group stake) and Euroges Factoring (100% BES Group owned) into a single entity called “Instituição Financeira de Crédito” (a non-bank credit institution), which will combine the business of those three entities. This transaction is not expected to materially impact the BES Group’s business operations and results of operations.

As of May 30, 2003, the BES Group decided to merge Espirito Santo Dealer into BESI in order to concentrate its investment banking and brokerage activities in a single entity .

Under the Euro Medium Term Notes programme, BES Finance issued euro 1,100 million, as described in note 28 to the consolidated financial statements.

On January 30, 2003, the Bank of Portugal published the Regulation nº. 8/2003, which establishes new rules regarding the establishment of provisions for loans to customers. See more details in Note 28 to the Consolidated Financial Statements.

Back to Contents

Liquidity and Capital Resources

Sources and Use of Funds

The BES Group’s primary source of funds is its deposit base, which consists primarily of demand and time deposits and deposits from other banks. Funding is also provided by the net proceeds from the issuance of debt securities, corporate borrowings and cash flow. For a discussion of the increase in the BES Group’s deposit base, see “Item 5. Operating and Financial Review and Prospects–Results of Operations” and “Item 4. Information on the Company–Selected Statistical Information–Deposits”. In 2002, the Bank increased its Euro Medium Term Note program to U.S.$7.0 billion. In total, the Bank has issued, and has an outstanding as of December 31, 2002, euro 4.0 billion in senior debt and euro 1.2 billion in subordinated debt under the program. The Bank, BIC and BESI have also issued bonds in the domestic Portuguese market. For information on these and other borrowings, see Note 12 to the Consolidated Financial Statements.

At December 31, 2002, the Bank’s share capital comprised 300 million shares with a nominal value of euro 5 each.

In 2002, the Bank increased its share capital by issuing 100 million of new shares with a nominal value of euro 5 each. The transaction consisted of: (1) the issuance of 50 million shares to the Bank’s existing shareholders at a price of euro 11 per share and a ratio of one new share for each four shares held by them, and (2) 50 million shares issued to the Bank’s existing shareholders at a ratio of one new share for each four shares held, representing the capitalization of a portion of the Bank’s reserves. As a result of this transaction, the Bank’s share capital increased to euro 1,500 million and total shareholders’ equity increased by euro 598 million to euro 2,001 million as of December 31, 2002. See Note 15 of Notes to Consolidated Financial Statements for more information on the Bank’s share capital. The Bank intends to use the proceeds from the transactions described above to finance its ongoing activities as well as for investment activities in international markets and the upgrade of its information system.

The Bank expects capital expenditures for 2003 to be approximately euro 116 million, the majority of which will be used for the continued updating of the Bank’s management information system and to implement a new layout for branches located in Portugal. The Bank expects that these capital expenditures will be met by using existing financial resources and through internally generated funds.

Back to Contents

Liquidity and Solvency Ratios

The following table provides an overview of the BES Group’s on- and off-balance sheet contractual obligations:

Contractual Obligations

	Payments	Due by period

	Total	<1 year	1-3 years	> 4 years

Balance Sheet	(euro millions)
Deposits from Banks	4,228	4,228	0	0
Time Deposits	12,152	12,054	98	0
Long Term Debt	11,058	1,058	2,553	7,447

Total	27,438	17,340	2,651	7,447
Off-balance Sheet	1,180	239	840	101

The Bank conducts a quarterly liquidity analysis, which it reports to the Bank of Portugal. In this analysis the Bank reports the assets and liabilities from on and off balance sheet activities that may mature within the following 12 months. All those assets and liabilities are classified in one of four maturity categories: less than one month; from one to three months; from three to six months; or from six months to one year. A liquidity ratio is then calculated by dividing all the assets in a maturity class by the liabilities in that same class adjusted for the estimated negative mismatches of the subsequent periods. The Bank also reports information on the concentration of deposits and of money market counterparties, as well as on the coverage of deposits from foreign institutions by liquid assets, and on the coverage of the loan portfolio by stable funding. This analysis is prepared quarterly on an individual and consolidated basis.

The BES Group is also subject to solvency ratio requirements. These requirements have been fixed by the Bank of Portugal and conform with the EU directives fixing common standards for the measurement of capital (generally referred to as the “Own Funds Directive”) and establishing a system for weighing assets according to credit risk (generally referred to as the “Solvency Ratio Directive”). All credit institutions in Portugal are required to maintain capital of at least 8% of risk-weighted assets. The BES Group is in compliance with these solvency ratio requirements and maintained capital (as defined by the Bank of Portugal) of 10.74% of its equivalent risk-weighted assets.

While Portugal is not a party to the Basle Accord, if the BES Group were to calculate its consolidated capital ratios in accordance with the capital framework adopted by the Basle Committee, at December 31, 2002, its capital ratios would have been (i) a total capital to risk-weighted assets ratio of 12.81% (compared to the Basle requirement of 8.0%) and (ii) a Tier I capital to risk-weighted assets ratio 7.19% (compared to the Basle requirement of 4.0%). See “Item 3. Key Information”.

Critical Accounting Policies

The accounting policies of the BES Group comply with the rules established by the Bank of Portugal, the entity that determines generally accepted accounting principles for banks in Portugal (Portuguese GAAP).

Both Portuguese GAAP and U.S. GAAP set forth a range of accounting treatments, although both have rules that require management to apply judgment and make estimates in preparing the financial statements. The most significant of these accounting treatments are discussed in this section, as a basis for a better understanding of how their application affects the reported results and related disclosure. A broader description of the accounting policies employed by the BES Group is shown in Notes 1 and 23 to the financial statements appearing elsewhere in this Annual Report on Form 20-F. The existence of alternatives and the application of judgment mean that any selection of different alternatives or estimates would cause reported results to differ. Management believes that the choices made are appropriate, and that the financial statements therefore present BES Group’s financial position and results fairly, in all material respects. The alternative outcomes discussed below are presented solely to assist the reader in understanding the financial statements, and are not intended to suggest that other alternatives or estimates would be more appropriate. Many of the judgments made in applying accounting principles depend on an assumption, which management believes to be correct, that BES Group maintains sufficient liquidity to hold positions or investments until a particular trading strategy matures – i.e. that positions do not need to be realized at unfavourable prices in order to fund immediate cash needs. Liquidity is discussed in more detail under the caption “– Liquidity and Capital Resources”.

Back to Contents

Available for sale securities

Investments include fixed maturity and equity securities, and other similar instruments. Under Portuguese GAAP, potential gains are not recognized while potential losses are recognized in full through the income statement. Valuations are generally obtained through market quotation or valuation models that may require assumptions or judgment in making estimates of fair value. More pessimistic assumptions would have result in higher estimated potential losses, which would in turn have negatively impacted the income statement In addition, under Portuguese GAAP, BES Group’s strategic investments are classified as long-term investments (other equity holdings) and used to be recorded at acquisition cost. During 2002, Bank of Portugal issued the Regulation nº4 /2002 and established a new framework to cover potential losses in non-consolidated equity holdings. This new regime includes a transitory regime that allows banks to provide for eligible potential losses until 2006 for long-term investments in non-financial companies and until 2011 for financial companies. The BES Group is observing this new requirement and charged a total amount of euro 31.9 million during 2002 (of which euro 29.2 million were allocated to reserves) to provide for its eligible potential losses in these investments.

Under U.S. GAAP, investments considered available for sale are recorded at fair value with unrealised gains and losses recorded as a component of shareholders’ equity. Fair value is determined based on market quotations. If any of the available for sale securities is considered other than temporarily impaired, the relevant security is written down to fair value, with the fair value becoming the security’s new adjusted cost basis. Under U.S. GAAP, a decline that is considered other than temporary is based generally on factors including a) the length of time and extent to which the fair value of the security has been below cost, b) the financial condition and near term prospects of the issuer of the security, and c) the intent and ability of the holder to retain the security to allow sufficient time for the security to recover in value. These factors involve assumptions and estimates on the part of management. Changes in fair value of securities due to impairment can adversely affect BES Group operations for the period and therefore the reported results would be adversely affected if less favourable assumptions or different estimates were used.

Derivatives

BES Group uses financial derivative instruments either for trading or hedging purposes. Under Portuguese GAAP, the recognition of gains and losses on these operations depends on the classification of trading or hedging:

−	For hedging derivatives, which are used to reduce the market risk of assets and liabilities, receipts and payments are accrued and recognized in the income statement on the same basis as changes in the related hedged item.

−	Trading derivatives are recorded at fair value and unrealized gains and losses are recognized directly in the income statement. Fair values are based on listed market prices if available; otherwise fair value is determined either by dealer price quotations (both for that transaction or for similar instruments traded) or by pricing models, based on net present value of estimated future cash flows or which take into account market conditions for the underlying instruments, time value, yield curve and volatility factors. These pricing models may require assumptions or judgments in estimating their values. Consequently, the use of a different model or of different assumptions or judgments in applying a particular model may have produced different financial results for a particular period.

Under U.S. GAAP, all derivatives, including hedging derivatives, must be recorded on the balance sheet at fair value and any changes in that fair value charged or credited directly to the income statement. In the case of hedging derivatives, the recognition of the fair value of the hedged item should offset the income statement impact. Another relevant difference relates to stricter criteria to meet hedge accounting under U.S. GAAP, as a result of which some transactions classified as hedging derivatives under Portuguese GAAP were reclassified as trading derivatives for U.S. GAAP purposes of hedging derivatives, and accounted for accordingly. To the extent the derivatives do not qualify for hedge accounting, operations can be negatively impacted based on changes in their fair value.

Back to Contents

Pension charges

Prior to November 2001, the Bank of Portugal permitted companies to write-off unamortized costs related to pension plans or extraordinary costs relating to early retirement directly against reserves. During December 2001, new rules were issued and some important changes were made, namely in respect of the recognition of liabilities, mechanisms of funds financing and costs that should be recognized each year. As a result of the new rules, extraordinary costs for early retirement are accounted as deferred costs and depreciated for a period of up to 10 years. For U.S. GAAP purposes, these charges are consequently adjusted through costs as a curtailment. Determining pension liabilities requires the use of assumptions and estimates, including the use of actuarial projections, estimated returns on investment, and other factors that could impact the cost and liability of the pension plan. Changes in these assumptions could adversely affect these values.

Goodwill

Under Portuguese GAAP, goodwill arising on acquisitions can either be capitalized or amortized to the income statement, or written-off directly against reserves. In the case of the BES Group, acquired goodwill is written-off directly against reserves without an income statement effect. Until December 31, 2001, under U.S. GAAP, the goodwill arising on acquisitions was reclassified as an intangible asset to be amortized over a maximum period of 25 years. On January 1, 2002, the BES Group adopted SFAS 142, which establishes that goodwill, including previously existing goodwill, does not need to be amortized but rather tested for impairment. Under U.S. GAAP, goodwill is reviewed for impairment on an annual basis and any impairment is recorded in the income statement during the period. Impairment is determined using several methods, including a discounted cash flow basis for each acquisition using appropriate discount rates and periods. The use of different assumptions regarding, for example, lives of the goodwill, could have adversely affected these values.

Valuation of financial instruments with no ready markets

For the substantial majority of the BES Group’s portfolios, fair values are determined based upon externally verifiable model inputs and quoted prices. All financial models, which are used for updating BES Group’s published financial statements, or for independent risk monitoring, must be validated and periodically reviewed by qualified personnel independent of the area that created the model. Under U.S. GAAP, impairment losses that are considered other than temporary are recognized in earnings. BES conducts regular reviews to assess whether other-than-temporary impairments exist. These determinations require certain assumptions as to the financial condition of specific issuers and market and other conditions. The use of different assumptions could have produced different results. Changes in the fair value of trading are recognized in earnings.

If available, quoted market prices provide the best indication of value. If quoted market prices are not available for fixed maturity securities, derivatives or commodities, the BES Group discounts the expected cash flows using market interest rates commensurate with the credit quality and maturity of the investment. Alternatively, matrix or model pricing may be used to determine an appropriate fair value. The determination of market or fair value considers various assumptions and factors, including time value and volatility factors, underlying options, warrants, and derivatives; price activity for equivalent synthetic instruments; counterpart credit quality; the potential impact on market prices or fair value of liquidating BES Group’s positions in an orderly manner over a reasonable period of time under current market conditions; and derivative transaction maintenance costs during the period. Changes in assumptions could affect the fair values of investment s.

Provisions for loan losses

The provisioning policy is determined by the rules issued from Bank of Portugal. As described in item “2.3 Key accounting principles of the Bank and BES Group” in the Notes to the Financial Statements there are four types of allowances: (i) specific allowances for overdue loans; (ii) specific allowance for the possible non-collection of the remaining principal amount (not due yet) of each loan accounted for as overdue or of the total loans to a particular customer with an overdue balance representing 25% or more of its total credit; (iii) a category risk allowance for current loans, including guarantees, not charged with a specific provision and; (iv) sovereign risk allowance for assets and off balance sheet exposures with risky countries. Under U.S. GAAP, the allowance for loan losses follows a specific risk-based approach that represents management’s estimate of probable losses inherent in the portfolio. This evaluation process is subject to numerous estimates and judgments. The frequency of default, risk ratings, and the loss recovery rates, among other things, are considered in making this evaluation, as are the size and diversity of individual large loans. Changes in these estimates could have resulted in different provisions and consequently different amounts of net income for the Group.

Back to Contents

Under Portuguese GAAP allowances are determined by supervision of the Bank of Portugal. Consequently, any change in regulatory framework has an impact on BES Group’s financial statements; on the other hand, economic risk can vary significantly from that recognized and determined each year pursuant to the regulatory framework and, according to management’s judgment, additional provisioning charges can be made to account for this potential variance in economic risk.

Securitizations

Under Portuguese GAAP, securitized assets are not shown on the balance sheet. The retained interests are booked at the acquisition cost and the gain or loss realized in connection with the securitization transaction is calculated by comparing the proceeds from the sale of the securitized assets with their book value immediately preceding the transaction.

For U.S. GAAP purposes, securitization transactions are analyzed in light of SFAS 140. Most of the Group’s securitization transactions do not qualify for derecognition and are therefore included in the Group’s total assets under U.S. GAAP. Accordingly, the Group’s total assets calculated in accordance with Portuguese GAAP may differ from its total assets calculated in accordance with U.S. GAAP.

Off-balance Sheet Transactions

The BES Group’s conducts a variety of off-balance transactions, including securitization transactions and the issuance of credit-linked notes.

Securitizations

The BES Group relies on securitization transactions primarily to manage its liquidity. Following the establishment of a new legal framework at the end of 2001, securitization is still in an early stage in Portugal and is subject to strict regulations adopted by the Bank of Portugal.

In a typical securitization transaction, the BES Group sells a financial asset to a special purpose entity, which funds the acquisition by issuing debt to investors. The sale is structured such that neither the BES Group nor its creditors have any claim to the asset after its sale to the securitization entity. The BES Group may provide administrative and/or other services to the securitization entity and may continue to service the financial assets sold to the securitization entity. BES also provides financial support in its securitization transactions by keeping subordinated interests in the securitized assets.

In addition, the BES Group sometimes sells financial assets issued by the Bank or its subsidiaries to financial institutions, which through the use of a special purpose entity issue asset-backed securities, which are debt instruments that are collateralized by the financial assets, to investors to fund the purchase. BES has no control over these entities since it is the financial institutions that purchase the underlying securities and that decide which entity will issue the debt. Any swap agreement involving the original assets sold and the debt issued does not involve the Bank since its is not associated with the special purpose entity and/or entity issuing the debt other than through the sale of the original debt used as collateral. The amount of leverage, type of credit and coupon are defined by the special purpose entity or issuing entity. Investors in these products analyze the credit risk(s) involved and the yield enhancement provided by these type of structures.

Back to Contents

The BES Group’s use of special purpose entities creates limited liquidity risk as payments on the debt securities are directly tied to payments received from the securitized assets and are not affected by the changes in the BES Group’s credit rating. However, any decline in investor demand for these debt instruments could restrict future securitizations and ultimately the BES Group’s liquidity.

Under Portuguese GAAP, a securitization generally qualifies as a sale of the underlying asset to the special purpose vehicle. The asset is eliminated from the BES Group’s balance sheet once the buyer has obtained the right to sell or pledge the beneficial interest in the securitized assets. See Note 23 (j) to the Consolidated Financial Statements for an explanation of the accounting treatment for the above securitizations transactions for U.S. GAAP purposes.

Through December 31, 2002 BES Group had securitized:

•	euro 250 million of consumer loans through Lusitano No. 1 Limited, in August 1999;
•	euro 1,144.3 million of domestic bonds and eurobonds through Lusitano Global CDO No. 1, PLC in August 2001;
•	euro 450 million of consumer loans (euro 150 million) and finance lease loans (euro 300 million) through Lusitano Finance No. 2 Limited in April 2002; and
•	euro 1,000 million of mortgages loans through Lusitano Mortgages No. 1 PLC in December 2002.

None of these securitization entities mentioned above is consolidated in the BES Group’s financial statements. Additional information on the BES Group’s securitization activities may be found in Notes 5 and 25 of the Notes to the Consolidated Financial Statements.

Credit Linked Notes

Credit-linked notes are debt instruments, usually with a floating interest rate. Unlike traditional yield instruments, credit-linked notes are structured such that investors in these instruments assume credit risk not only with respect to the primary credit but also with respect to additional reference credits.

At December 31, 2002, the BES Group held a series of credit-linked notes with underlying assets consisting of fixed-rate debt issued by the Bank’s subsidiaries, interest rate swaps and credit default swaps of certain sovereign issuers and major U.S. and European corporations. All credit-linked notes are de-leveraged in terms of credit risk exposure, meaning that the notional amount of the notes is less than the total value of the notes issued. The credit-linked notes are mainly comprised of floating rate notes indexed to Euribor or U.S. Libor. The BES Group holds these notes because it acts as a market maker in these notes for its clients, both institutional and private.

Under Portuguese GAAP, because the entities issuing the credit-linked notes are not subsidiaries of the Bank and consequently are not consolidated, the notes and the related debt are recorded on the BES Group’s balance sheet as assets and liabilities, respectively. Under U.S. GAAP, the notes, debt and related interest income and expenses are eliminated upon consolidation and both the interest rate swaps and the credit default swaps underlying the credit-linked notes are separately recorded at fair value on the balance sheet. As of December 31, 2002, interest receivable and payable under these arrangements amounted to euro 6.4 million and euro 39.3 million, respectively, compared with euro 24.4 million and 30.9 million at December 31, 2001. The total amount of assets and liabilities that were eliminated in consolidation at December 31, 2002 was approximately euro 1,369 million, compared with euro 1,190 million at December 31, 2001. The fair value of the derivatives was euro (83.1) million at December 31, 2002 compared with euro (12.2) million at December 31, 2001. The consolidation of the credit-linked notes resulted in a loss of euro 31.9 million in the income statement and a loss of euro 11.7 million in retained earnings. The consolidation of the remaining credit-linked notes would have a negative impact of euro 0.6 million in total assets against other comprehensive income. See note 23, k) to the financial statements for more details.

Back to Contents

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The Bank is administered by a Board of Directors (the “Board”). According to the Bank’s by-laws, the Board meets at least quarterly and whenever convened by the Chairman or by two board members. Pursuant to amendments to the Bank’s Articles of Association that were approved at the annual general meeting in June 2000, the Board consists of an odd number of at least 11 but no more than 31 members, who may also be shareholders. Their term of office is four years. At December 31, 2002, the Board comprised 31 members. Set forth below are the names and functions of the Directors, their ages, the year in which their current terms expire and their principal business activities outside of the Bank, if any.

António Luís Roquette Ricciardi, age 83, has served as Chairman of the Board since 1992. He is a member of the board of directors of other companies, including BES Vénétie (Chairman), BESPAR (Vice Chairman), E.S. Control (BVI) S.A. (Chairman), E.S. Control Holding S.A. (Chairman), E.S. International Holding (Chairman), E.S. International Panamá (Chairman), Espírito Santo Financial (BVI) S.A., ESFG, Espírito Santo Industrial (BVI) S.A., Espírito Santo International (BVI) S.A, (Chairman), Espírito Santo Property (BVI) S.A., Espírito Santo Resources Limited (Chairman), Espírito Santo Services S.A., Espírito Santo Tourism (Europe), S.A. (Chairman), Espírito Santo Tourism Limited, Gespetro SGPS, S.A. (Honorary Chairman), PARTRAN (Vice Chairman) and Compagnie Bancaire Espírito Santo, S.A. He is an uncle of Ricardo Espírito Santo Silva Salgado, a cousin of José Manuel Pinheiro Espírito Santo Silva and the father of José Maria Espírito Santo Silva Ricciardi. His current term of service as a Director expires in 2003.

Ricardo Espírito Santo Silva Salgado, age 58, has served on the Board since 1991 and is currently its Vice Chairman. He is Chairman of its Executive Committee in charge of its Financial and Credit Committee, Assets and Liabilities Committee (ALCO), Planning and Accounts, Asset Management, Purchases and Property (CGC), Corporate Communication, the General Secretariat to the Board and Management Information. He is also Chairman of ESFG, BESPAR, Bank Espírito Santo International Limited, Casa dos Pórticos, Espírito Santo Financial (Portugal), Espírito Santo Overseas Limited, Espírito Santo Saúde SGPS, Sociedade de Administração de Bens Pedra da Nau, S.A. PARTRAN, Banco Espírito Santo de Investimento, BEST-Banco Electrónico de Servigo Total and ES TECH Ventures and Vice Chairman of Esírito Santo Bank (Florida) and E.S. Holding Administração e Participações, S.A. He is a a director of Espírito Santo International Holding, Compagnie Bancaire Espírito Santo, S.A., Banque Espírito Santo et de la Vénétie, Banco Espírito Santo do Oriente, BES Finance Ltd., Cariges, S.A., E.S. Control (BVI) S.A., E.S. Control Holding, ESCA Participation Limited, Espírito Santo BP Invest S.A., Esfint Holding S.A., Espírito Santo BVI Participation Limited, Espírito Santo Financial Services Inc., Espírito Santo Industrial (BVI) S.A, Espírito Santo International (BVI) SA, Espírito Santo Property (BVI) S.A, Espírito Santo Resources Limited, Gespetro, SGPS, S.A., Maes-Administração, Participacõese Consultoria and Novagest Assets Management and Banco Espírito Santo (Spain). He is also a member of the Supervisory Board of Euronext NV and the European Advisory Committee of the New York Stock Exchange. Mr.  Salgado is a cousin of José Manuel Pinheiro Espírito Santo Silva, José Maria Espírito Santo Silva Ricciardi, Manuel Fernando de Moniz Galvão Espírito Santo Silva and Ricardo Abecassis Espírito Santo Silva and a nephew of António Luís Roquette Ricciardi. His current term of service as a Director expires in 2003.

Jean Gaston Pierre Marie Victor Laurent, age 58, was appointed to the Board in September 1999 and has been Vice Chairman since that time. He is also General Manager of Credit Agricole S.A, Chairman of Crédit Agricole Indosuez, Vice Chairman of Banca Intesa BCI and a director of Credit Lyonnais and Rue Imperiale. His current term of service as a Director expires in 2003.

Mário Mosqueira do Amaral, age 70, has served on the Board since 1991 and is a member of the Executive Committee in charge of Transactional Banking and International Business, Corporate International, and External Branches. He serves as Chairman of Amaral & Pinto – Empreendimentos Immobiliários and Banco Espírito Santo North America Capital Corporation. He is also Vice Chairman of Espírito Santo International Holding S.A and E.S. Control Holding S.A. and a director of BESPAR, PARTRAN, Banque Espírito Santo et de la Vénétie, Banque Marrocaine du Commerce Exterieur, E.S. Services S.A., Espírito Santo Financial Group S.A., Espírito Santo Investment Management, Espírito Santo Overseas, Ltd, Espírito Santo Resources Limited, Gespetro – SGPS, S.A., and Compagnie Bancaire Espírito Santo S.A. Mr. Amaral joined the Espírito Santo family enterprises in 1956. His current term of service as a Director expires in 2003.

Back to Contents

José Manuel Pinheiro Espírito Santo Silva, age 57, has served on the Board since 1992 and is a member of the Executive Committee in charge of Private Banking (Group BES Coordination), Residents Abroad, Financial Consultants and Banco Espírito Santo, S.A. (Spain). He is currently Chairman of Banco Espírito Santo, S.A. (Spain), Espírito Santo Agriculture and Development Limited, Espírito Santo Financial Consultants, Fiduprivate, Quinta dos Cónegos and Sociedade Imobiliária e Turística da Quinta do Peru, Vice Chairman of ESFG, Espírito Santo Enterprises, and Espírito Santo Financial (Portugal), SGPS, S.A. and a director of Espírito Santo International Holding, BESPAR, BES Vénétie, BESI, Compagnie Bancaire Espírito Santo, E.S. Control Holding S.A., E.S. Holding – Administração e Participaçoes, ESAF, ESFG Overseas Limited, Espírito Santo Bank, Espírito Santo BVI Participation Limited, Espírito Santo Control (BVI), S.A., Espírito Santo Industrial (BVI) S.A., Espírito Santo Internacional (BVI) S.A., Espírito Santo Internacional Panamá S.A., Espírito Santo Overseas Ltd., Espírito Santo Property (BVI), S.A., Espírito Santo Resources Limited, Espírito Santo Services S.A., Europ Assistance – Companhia Portuguesa Seguros Assistência, S.A., Gespetro, SGPS, S.A. and Parfil – Sociedade de Gestão de Participações Financeiras, SGPS, Lda. He is a cousin of Ricardo Salgado, António Luís R. Ricciardi and José Maria Espírito Santo Silva Ricciardi and an uncle of Manuel Fernando de Moniz Galvão Espírito Santo Silva and Ricardo Abecassis Espírito Santo Silva. His current term of service as a Director expires in 2003.

António José Baptista do Souto, age 52, has served on the Board since 1989 and is a member of the Executive Committee in charge of Large Companies, Corporate Banking and Municipals and Institutionals. Mr. Souto has held various positions in the Bank since 1978 and is currently a director of Angra Moura, Tranquilidade-Vida, Tranquilidade, Espírito Santo – Empresa de Prestaçao de Serviços, Espírito Santo Overseas, Ltd. SIBS – Sociedade Interbancária de Serviços, Unicre – Cartão Internacional de Crédito, S.A. and Espírito Santo – Companhia de Seguros. He is Chairman of Besleasing Mobiliária, Besleasing Imobiliária, Espírito Santo Data and Euroges – Aquisição de Créditos a Curto Prazo, S.A.. His current term of service as a Director expires in 2003.

Jorge Alberto Carvalho Martins, age 45, has served on the Board since 1993 and is a member of the Executive Committee in charge of the Commercial Department for North Portugal, the Personal Credit and Auto Loans Department and the Executive Unit. Mr. Martins is Chairman of CREDIBOM and a director of Banco Espírito Santo (Spain). His current term of service as a Director expires in 2003.

Manuel António Gomes de Almeida Pinho, age 48, was appointed to the Board in March 1996 and is a member of the Executive Committee in charge of the Financial Department, Markets and Surveys. He joined the Bank in 1994 as Director coordinating capital market activities. He is Vice Chairman of BESI and a member of the Board of Directors of ESAF, BES Finance, BES Overseas, Ltd. and Gesfinc, S.A. Mr. Pinho is aboard member of the European Investment Bank and the Social Development Fund of the Council of Europe and Chairman of the Advisory Board of the Stock Exchange Commission. He was Vice Chairman of Banco Manufacturers Hanover in Portugal from 1987 to 1989, Assistant General Manager of Crédit Lyonnais, Portugal from 1989 to 1992 and Director General of the Treasury, (Ministry of Finance), and Chairman of the Instituto de Gestão do Crédito Público in Portugal from 1992 to 1994. His current term of service as a Director expires in 2003.

Yves Henri Camille Barsalou, age 70, joined the Board in 1994. He has had a distinguished career in banking in France and is presently the Chairman of Credit Foncier de Monaco, Fondation du Crédit Agricole and Groupe Val d’Orbieu Listel and a director of Sodagri – Société de Dévelopement Agricole, STE Caves de Roquefort, Total-Fina-Elf, S.A. and Ui, S.A. His current term of service as a Director expires in 2003.

Aníbal da Costa Reis de Oliveira, age 67, has served on the Board since 1992. Mr. Oliveira has been a director of several major companies of the Riopele textile group in Portugal. Currently, he serves as Chairman of several corporations, namely, Fábrica Têxtil Riopele, S.A., Filatex Têxteis, S.A., Diliva – Sociedade de Investimentos Imobilários, S.A., Olicor Têxteis, S.A., Olinveste, SGPS, Lda., Saramagos – Sociedade Produtora de Energia, S.A., Urpor – Imboliária S.A. and Acro SGPS, S.A. His current term of service as a Director expires in 2003.

Back to Contents

José Manuel Ferreira Neto, age 65, has served on the Board since 1994 and is a member of the Executive Committee in charge of the Mortgage Credit Division (CGC). He is also Chairman of BIC and a director of ESAF and Espírito Santo Empresa de Prestação de Serviços – ACE. He currently serves as a Member of the Council of Fundacão Cultursintra. After a long career at the Bank, where he was director from 1976 to 1986, he moved to Crédito Predial Português where he was Chairman from 1986 to 1993. During this time he was also Chairman of Lusitânia Vida. Mr. Ferreira Neto joined the Espírito Santo family enterprises in 1960. His current term of service as a Director expires in 2003.

Manuel de Magalhães Villas-Boas, age 57, has served on the Board since 1992. He is also Vice Chairman of Espírito Santo Overseas Limited and a director of Espírito Santo Financial Group, S.A., BESI, BESIL, Espírito Santo Investment Management, ESFG Overseas Limited and BES Overseas Limited. Mr. Villas-Boas worked at the Bank in Portugal from 1972 until 1976, and, following a period in investment banking in London, rejoined the ESFG in 1983. His current term of service as a Director expires in 2003.

Manuel Fernando de Moniz Galvão Espírito Santo Silva, age 44, was appointed to the Board in 1994. He was General Manager of the Bank, London Branch, from 1992 to 1995. He is also Chairman of Academia de Música de Santa Cecíla, Espírito Santo Health & SPA, S.A., Espírito Santo Hoteis, SGPS, S.A., Espírito Santo Tourism (Portugal) – Consultoria de Gestão Empresarial, S.A., Espírito Santo Tourism.Com S.A., Espírito Santo.Com S.A., Euroamerican Finance Corporation, Inc., Herdade do Reguengo – Exploração de Propriedades, S.A., Hoteis Tivoli, S.A., Spread.Com S.A. and The Atlantic Company, Vice Chairman of Espírito Santo Resources Ltd and Espírito Santo Tourism (Europe) and a director of Espírito Santo International Holding, ESFG, E.S. Control (BVI) S.A., E.S. Control Holding S.A., Espírito Santo Agriculture and Development Ltd.,Espírito Santo Financial (BVI) S.A., Espírito Santo Industrial (BVI) S.A., Espírito Santo International (BVI) S.A., Espírito Santo Property (BVI) S.A., Espírito Santo Services, S.A., Espírito Santo Tourism Limited, GES Finance Limited, Gespetro – SGPS, S.A., Santogal – SGPS, S.A., Sociedade de Investimentos Imobiliários Sodim, S.A., Telepri – Telecomunicações Privadas, SGPS, S.A., BESPAR, PARTRAN and Espírito Santo Bank (Florida) as well as several other companies in Portugal. From 1984 to 1987, he worked with Morgan Grenfell & Co. in London before joining the family businesses in 1988. He is a nephew of José Manuel Pinheiro Espírito Santo Silva and a cousin of José Maria Espírito Santo Silva Ricciardi and Ricardo Espírito Santo Silva Salgado. His current term of service as a Director expires in 2003.

Jackson Behr Gilbert, age 70, joined the Board in 1992 and is also Chairman of Espírito Santo Bank (Florida) and Espírito Santo Financial Services, Inc., and a director of Espírito Santo Financial Holding, Espírito Santo Overseas, Ltd., Espírito Santo Properties, E.S. Private Equity Ltd. and Banco Espírito Santo (Spain). Prior to his association with the ESFG Group, Mr. Gilbert served from 1983 to 1989 as Vice Chairman of Riggs National Bank in the United States. He has almost three decades of experience in the banking industry. His current term of service as a Director expires in 2003.

Manuel António Ribeiro Serzedelo de Almeida, age 59, was appointed to the Board in March 1999 and resigned on March 25, 2003.

José Maria Espírito Santo Silva Ricciardi, age 48, was appointed to the Board in March 1999 and is a member of the Executive Committee in charge of Global Risk Management, the Company Monitoring and Credit Recovery Department, and Internal Audit. Mr. Ricciardi is Chairman of E.S. Investment, Plc, ESSI-Comunicações, SGPS, S.A., ESSI-Investimentos, SGPS, S.A., ESSI, SGPS, S.A., and Multiger – Sociedade de Compra, Venda e Administração de Propriedades, S.A., Vice Chairman of BESI, ESAF and Palácio do Correio Velho and a director of ESFG and BESPAR. Mr. Ricciardi worked at Banco Interatlântico (Brazil), in the GES Holding Company in Brazil and in Luxembourg. Mr. Ricciardi is the son of Antonio Luís R. Ricciardi and a cousin of Ricardo Salgado, José Manuel Pinheiro Espírito Santo Silva, Manuel Fernando de Moniz Galvão Espírito Santo Silva and Ricardo Abecassis Espírito Santo Silva. His current term of service as a Director expires in 2003.

Jean-Luc Louis Marie Guinoiseau, age 48, was appointed to the Board in October 1999 and is a member of the Executive Committee in charge of the Organization and Execution of Operations Division (CGC). He is also the Chairman of Crediflash and a director of Credibom, Besleasing Mobiliária, Besleasing Imobiliária, Espírito Santo Data and Espírito Santo Empresa de Prestação de Serviços – ACE . Mr. Guinoiseau worked as the Chief Marketing Officer of Caisse Regionale du Crédit Agricole de l’Anjou et du Maine from 1994 to 1999. His current term of service as a Director expires in 2003.

Back to Contents

Gilles François Gramat, age 51, was appointed to the Board in June 2000. He is Central Manager of Crédit Agricole, Manager of Idia Participations and supervises international relations for the Crédit Agricole Group. He is Chairman of Crédit Agricole Deveurope BV, Sofagri-SPAS, Sofagri Participations-SPAS, Sofipar, S.A., Union D’etudes et D’investissements, S.A., and Unipar (Ex Kappa 30)-SPAS and a director of Agos-Itafinco, BESPAR, Banca Intesa BCI, Banque Libano-Française, Eurazeo, S.A. and François Charles Oberthur Fiduciaire. Mr. Gramat resigned on May 29, 2003.

Rui Manuel Duarte Sousa da Silveira, age 48, was appointed to the Board in March 2000 and is a member of the Executive Committee in charge of the BES Group’s Legal Division. Mr. Silveira is a director of Espírito Santo–Unidades de Saúde e Apoio à Terceira Idade, S.A. Mr. Silveira serves as the chairman, vice chairman or secretary of the general meeting for numerous companies of the BES Group. His current term of service as a Director expires in 2003.

Joaquim Aníbal Brito Freixial de Goes, age 36, was appointed to the Board in March 2000 and is a member of the Executive Committee in charge of Strategic Marketing, the Direct and Self-Banking Division, Human Resources and Virtual Banking. He is also a director of Crediflash, Espírito Santo Data, ES TECH Ventures, E.S. Interaction-Sistemas de Informação Interactivos, BEST-Banco Electrónico de Serviço Total, Portugal Telecom, PT Multimedia and Tranquilidade-Vida. He is also the Chairman of ES Interaction-Sistemas de Informação Interactivas. His current term of service as a Director expires in 2003.

Francisco Luís Murteira Nabo, age 63, was appointed to the Board in June 2000. He is Chairman of the Portugal-China Chamber of Commerce and Vice-President of the General Board of the Portuguese Industry Association. He serves as a member of the Lisbon Commercial Association, the Portugal Chamber of Commerce, the Business Administrators Forum and the Portugal-Africa Foundation and is Chairman of the Permanent Committee of the Board of Curators of the Portugal-Spain Foundation. In addition, he has held a number of positions in the Portuguese and Macau governments. His current term of service as a Director expires in 2003.

Pedro José de Sousa Fernandes Homem, age 54, was appointed to the Board in June 2000 and is a member of the Executive Committee in charge of Private Banking (BES). He is also director of ESAF, Espírito Santo Financial Consultants and Empresa de Servicios de Inversión HISCAPITAL A.V., S.A. Mr. Homem was the Chairman of Citibank Portugal from 1985 to 1991 and worked as the Private Banking Director Western Hemisphere Europe at Citibank Switzerland from 1991 to 1999. His current term of service as a Director expires in 2003.

Ilídio da Costa Leite de Pinho, age 64, was appointed to the Board in June 2000. He is Chairman of Asiainvest, S.A., Fomentinvest, SGPS, S.A., IP Holding SGPS, S.A., IP Agro, IP Vale, S.A. and IP Cinegetica and a director of Spiering, SGPS, S.A. His current term of service as a Director expires in 2003.

Herman Agneessens, age 53, was appointed to the Board in June 2000. He is also a director of KBC Bankvergzekeringsholding NV KBC (Singapore) Ltd., Kereskedelmi és Hitelbank, Fin.Force, lib Finance Ireland Unltd, lib International Finance Ireland Unltd, KB (International) Nominee Ltd, KBC Bank NV, KBC Ifima, KBC International Finance, KBC North American Finance Corporation, CSOB Bank (Vice Chairman), Kredyt Bank, Nova Llubljanska Banka, KBC Finance Ireland Unltd and Banksys and a Supervisory Director of Cerinvest NV. His current term of service as a Director expires in 2003.

Patrick Gérard Daniel Coudène, age 51, became a member of the Board in March 2001 (by co-option) and is a member of the Executive Committee in charge of the Commercial Department for South Portugal, Operational Marketing and the Executive Unit. He is also vice-chairman of Espírito Santo Companhia de Seguros S.A. and Banco Espírito Santo dos Açores and director of BESPAR, ES TECH Ventures, BES (Spain), and Tranquilidade-Vida. His current term of service as a Director expires in 2003.

Michel Victor François Villatte, age 57, became a member of the Board in March 2002. He is also the Non-executive General Manager of PREDICA (a life insurance company and a subsidiary of Crédit Agricole), Chairman of Predical-Europe, Vice Chairman of Emporiki Life Insurance Company and director of PARTRAN, Bancassurance Sal (Liban), Ifcam, Pacifica, Unimo (Permanent Chairman of Predica Administrateur) and CAES – Ca Epargne Salariale (Permanent Chairman of Predica Administrateur). His current term of service as a Director expires in 2003.

Back to Contents

Mário Martins Adegas, age 67, became a member of the Board in March 2002. His current term of service as a Director expires in 2003.

Luis António Burnay Pinto de Carvalho Daun e Lorena, age 58, became a member of the Board in March 2002. He is also manager of Campeque, Lda. His current term of service as a Director expires in 2003.

Lázaro de Mello Brandão, age 76, became a member of the Board in March 2002. He is Chairman of numerous companies, including Banco Bradesco S.A., ABS-Empreendimentos Imob., Partic. EServ. S.A., Altântica Capitalização S.A., Atria Participações, S.A., Babié Participações Ltda., Banco Baneb S.A., Banco BEA S.A., Banco Bradesco Luxembourg S.A., Banco de Credito Real de Minas Gerais S.A., Banco Mercantil de São Paulo International S.A., Banco Mercantil de São Paulo S.A., Bancocidade – Leasing Arrendamento Mercantil S.A., Boavista Arrendamento Mercantil S.A., Bradesco Capitalizaçao S.A., Bradesco Leasing Arrendamento Mercantil S.A., Bradesco Saúde S.A., Bradesco Seguros, S.A., Bradesco Vida e Previdência S.A., Bradespar S.A., Bradesplan Participações S.A., Bram-Bradesco Asset Management Ltda., Cidade de Deus – Cia. Comercial de Participações, Eletron S.A., Elo Participações S.A., Finasa Holding S.A., Finasa Leasing Arrendamento Mercantil S.A., Finasa Seguradora S.A., Fundação Inst. De Molést. Do Ap. Dig. e da Nutrição, G.E.Bê Vidigal (Luxembourg) S.A., Nova Paiol Participações, e Prédios S.A., Portal do Campo S.A., Scopus Tecnologia S.A., Scopus. Com Ltda and União Novo Hamburgo Seguros S.A. He is also Chairman of the Governing Board of Fundação Bradesco. His current term of service as a Director expires in 2003.

Ricardo Abecassis Espírito Santo Silva, age 44, became a member of Board in March 2002. He is a member of the board of directors of BES Investimento do Brasil, ES Holding, Espírito Santo International Holding, Espírito Santo Investimentos, SA, Espírito Santo Financial (Portugal), Bradespar SA, Espírito Santo Bank (Florida) and Monteiro Aranha and serves as Chairman of Banco Espírito Santo Angola and Companhia Agrícola Botucatu. He is also Chairman of the Supervisory Board of Banco Espírito Santo do Oriente and a member of the Supervisory Board of Bradesco. He is a nephew of José Manuel Espírito Santo Silva and a cousin of Ricardo Salgado, José Maria Ricciardi and Manuel Fernando Moniz Galvão Espírito Santo Silva. His current term of service as a Director expires in 2003.

Bernard Henri Georges De Witt, age 43, became a member of Board in May 2002. He is also a director of Deveurope, S.A., Banco Acac- Montevideo, Banco Del Desarollo, Santiago and Lukas Bank S.A, Wroclav. He was a partner in CSC Peat Marwick France between 1992 and 2001. His current term of service as a Director expires in 2003.

José Manuel Ruivo da Pena and Michel Marin Le Masson were appointed by co-option on May 30, 2003, to replace Manuel António Ribeiro Serzedelo de Almeida and Gilles François Gramat, respectively. However, their appointment is still subject to ratification by the general meeting and registration by the Bank of Portugal.

Amilcar Carlos Ferreira de Morais Pires, age 41, has served as the Bank’s Chief Financial Officer in charge of the Finance Department since 1996. He serve as a director of Tranquilidade, ESAF, Espírito Santo Data, Espírito Santo plc, BESOR, Espírito Santo Overseas Ltd. and MTS Portugal. He is not a member of the Board.

Manuel José Dias de Freitas, age 47, has served as the Bank’s Chief Financial Officer in charge of the Planning and Accounting Department since 2002. He is not a member of the Board.

Compensation

During the year ended December 31, 2002, the total compensation paid to BES Group Directors was euro 8,515 thousand, including a fixed component amounting to euro 7,974 thousands and a variable component (as described below) of euro 541 thousand.

Back to Contents

The Bank and its subsidiaries have established a discretionary profit sharing plan known as the Objectives and Incentives System (SOI) pursuant to which a part of the net income of the year is distributed during the year immediately succeeding to Directors, officers and staff. The total amount for distribution, if any, is proposed by the Board of Directors and approved by the shareholders in a general assembly. The allocation of the total amount approved by the shareholders is determined by the Board of Directors on a discretionary basis in accordance with its assessment of the performance of each Director, officer and staff member. The amount distributed to Directors during the year 2002, related to profits of the year ended December 31, 2001, was euro 541,000. Euro 21,079 was distributed to employees.

The Bank and its subsidiaries have also established a “Stock Based Incentive Scheme” (SIBA). This incentive scheme consists in the sale to BES Group employees of one or more blocks of BES ordinary shares with deferred settlement. From the start, the universal nature of this system together with its medium-term perspective has proven effective in retaining the most talented employees and including BES Group employees in the sharing of value created within the BES Group. The employees eligible to benefit from the SIBA are the members of the Executive Committee and BES active workers, the employees and executive board members of the Banco Espírito Santo Group (understood as the universe of companies comprising of BES, all Credit Institutions and Financial Companies included in the banking supervision consolidation scope, and the Banking Complementary Grouping of Companies in which BES participates). The Board, based on a proposal submitted by the Executive Committee, selects the potential beneficiaries and determines the quantity of shares to be made available to each of them. When the potential beneficiaries are members of the Executive Committee, selection and allocation of shares under the SIBA is made by the Remuneration Committee.

The unit selling price of shares sold under the SIBA is that which results from dividing the value of the share’s closing price in the Euronext-Lisbon Stock Exchange session immediately prior to the date of the sale by the total number of shares, plus the value corresponding to the dividends that may be attributed to these shares up to their full redemption, plus the value equivalent to financial charges on eventual loans granted under capital increases by cash inflows.

Each program has two components, which expire according to the following schedule:

SIBA schedule

year (N) of the programme	tranches		expiration year

2000	A	30%	N + 2	*
	B	70%	N + 4

2001	A	30%	N + 2	*
	B	70%	N + 4

* it can be extended for two more years

During 2002, there was a new sale of BES ordinary shares under the SIBA, whereby 4,527,165 shares were attributed to eligible employees, of which 353,650 shares were sold to BES Directors. Since the implementation of the SIBA, a total of 7,367,437 shares have been sold to approximately 7,300 employees.

At December 31, 2002 the total amount of pension benefits accrued for Directors was euro 207,834 There are no other post-retirement benefits for Directors.

Back to Contents

Board Practices

The Bank does not have agreements with its directors that provide for payments or benefits upon termination.

The Board’s Executive Committee meets as a rule at least once a week, also ensuring day-to-day monitoring that on occasion requires extraordinary meetings. There are currently 13 members of the Executive Committee. For information on the individual members of this committee and their respective responsibilities as members of the committee, see “—Directors and Senior Management” above.

The Bank’s Remuneration Committee, composed of three members elected by the General Meeting, determines the fixed amount of the compensation of the members of the Board. Currently, the Remuneration Committee is composed of Carlos Fernando Olavo Correia de Azevedo (President), António Maria Pereira and José Luís Sapateiro. Each member of the Remuneration Committee must be a shareholder of the Bank. The current members of the Remuneration Committee were elected at the Shareholders Meeting on December 20, 2002.

The Bank has a Board of Auditors («Conselho Fiscal») consisting of Jacques dos Santos, Chairman, José Queirós Lopes Raimundo, and Inês Maria Bastos Viegas Clare Neves Girão de Almeida, representing João Augusto & Associados–SROC, Sociedade de Revisores Oficiais de Contas (Chartered Accountant). Pursuant to Portuguese company law, the members of the Board of Auditors are appointed by the shareholders at a shareholders’ meeting, and one of its members has to be a certified auditor or a certified auditing company. The Board of Auditors is required to supervise the administration of the Bank, monitor compliance with the law and the statutes and verify:

•	that the accounts books and accounting registers and supporting documents are kept in order;

•	that when considered necessary and to the extent considered adequate, the Bank’s assets and guarantees are received;

•	the accuracy of the balance sheet and income statement; and

•	that the valuation criteria adopted by the Bank are appropriate.

The Board of Auditors is also required to prepare an annual report on its work and issue an opinion on the annual statutory auditor’s report and financial accounts.

The Bank also has an Audit Committee. The Audit Committee was created as a committee of BES’s Board by resolution of the same Board on 26 October 2001. The Audit Committee’s main task is to assist the Board in the fulfilment of its supervisory responsibilities with regard to (i) the process of preparing regular financial and account rendering reports, at both statutory and consolidated levels, (ii) the internal and external audit processes, including the appointment, remuneration, performance assessment and retention of the external auditors, (iii) the professional qualifications and independence of the external auditors, (iv) the system adopted by the Bank to verify compliance with the laws and regulations that are applicable to it as well as to the companies in which it has equity holdings and which are included in the banking supervision consolidation scope to which the Bank is subject, and (v) the compliance of all board members, managers and other employees with any codes of conduct. The Code of Conduct is a formal document approved for BES and its associated companies. The Audit Committee is also responsible for the pre-approval of any relevant non-audit services that BES external auditors propose to provide to the Bank or to any of its associated companies.

The Audit Committee currently comprises three members (Mário Martins Adegas, Luís António Burnay Pinto de Carvalho Daun e Lorena and José Manuel Ruivo da Pena). All of them are non-executive members of the Board. Mr. Pena has been co-opted as member of the Board in May 30, 2003. Audit Committee members are appointed for an initial period of two years, renewable one or more times. The Audit Committee meets at least four times a year, having full powers and autonomy to meet more often, as dictated by circumstances. Decisions of the Audit Committee are generally approved by consensus. If a consensus cannot be reached, the chair, having the decisive vote, will approve decisions. Minutes are drawn up for every Committee meeting, which, after being signed by the respective members, are sent to the Board.

The Audit Committee’s functions are essentially of a supervisory nature. The Audit Committee has full powers to conduct or authorize investigations within the sphere of its responsibilities. Among others, the Audit Committee has the power to:

•	obtain from any employee of BES Group companies all the information it may deem necessary to carry out its functions, all employees being authorized and obliged to provide such information without any restrictions whatsoever;

•	meet with board members, managers, external auditors and/or members of the audit boards of BES Group companies whenever and in so far as it so deems necessary to carry out its functions;

•	obtain independent opinions and contract specialized advisory services or external consultancy services, as it may deem necessary for carrying out its functions.

The Audit Committee’s powers and responsibilities concern the following principal areas:

Back to Contents

Internal Control

•	to assess the effectiveness of BES’s internal control system in the process of preparing annual and interim accounts and financial reports, including the respective control and security from a technological standpoint;

•	to obtain a clear understanding of the scope and findings of internal control examinations produced by internal and external audits over the process of preparing annual and interim accounts and financial reports;

•	to revise the results of the assessment undertaken by the executive management of the financial reporting internal control structure and procedures, as well as the internal control reports required by applicable standards and regulations.

Internal Audit

•	to analyse the reference terms, the action plans, the activities, the human resources and the organizational structure of the internal audit and inspection function;

•	to meet regularly with the officers in charge of global risk control and internal audit and inspection and assess the effectiveness of such functions.

External Audit

•	to participate in the process of the appointment or resignation of external auditors and to decide on their retention based on the assessment of their performance and professional independence, subject to applicable laws and regulations;

•	to analyse the external auditors’ annual work planning proposal;

•	to approve the fees and remaining conditions of the professional audit relationship with the external auditors, and to give a prior opinion on the provision of other services proposed by the external auditors;

•	to examine and confirm the professional independence of the external auditors;

•	to examine the external auditors’ performance and assess the qualifications, performance and professional independence (including with regard to the provision of non-audit services) of the principal officer in charge of the work;

•	to assess any reports or communications addressed by the external auditors to the Audit Committee, as well as the answers thereto provided by the executive managers and/or the internal audit and inspection;

•	to meet regularly with the external auditors;

•	to check the external auditors’ confirmation of internal control reports and discuss the consequences that may arise therefrom;

•	to discuss with the Board opportunities for, and the process of, regular rotation of the external auditor’s main representatives in charge of executing and examining their work, as required by applicable standards or regulations, and to consider the eventual need for the rotation of the external auditing firm itself.

Back to Contents

Coordination with the Executive Committee, Internal Audit and Inspection and External Auditors

•	to examine, together with the Planning and Accounting Department (PAD), the most significant aspects of interim and annual accounts, including any new accounting regulations and respective impact on the Bank’s financial statements;

•	to analyse, together with the Executive Committee and the external auditors, the conclusions reached in the latter’s work on the interim and annual accounts;

•	to examine, together with the Executive Committee, the PAD and the external auditors, the financial statements as well as the remaining chapters of interim and annual financial reports, prior to their regulatory public presentation and disclosure;

•	to review, together with the external auditors, any problems they may have found in carrying out their work;

•	to discuss and solve any differences of opinion arising between the Executive Committee and the external auditors with regard to financial reporting;

•	to analyse the external auditors’ draft report before its final version is submitted to the Board and the shareholders;

•	to discuss any proposals to change principles, policies, internal accounting control procedures and/or practices submitted by the external auditors, the Internal Audit or the Executive Committee, prior to their definitive adoption;

•	to inquire into the possible existence of exposure to significant risks as well as into the steps given to monitor, control and minimize such exposure.

Compliance with laws, standards and regulations

•	to analyse the effectiveness of BES’s system for guaranteeing compliance with legal and regulatory requirements, as well as the findings and conclusions of eventual investigations led by the Executive Committee;

•	to analyse the findings of examinations conducted by inspectors from governmental or regulatory entities, as well as observations on non-performance made by BES’ s external auditors;

•	to follow-up the disclosure of the Code of Ethics and monitor the compliance with its rules and principles;

•	to analyse any issues that may arise regarding compliance with the law and the standards and regulations applying to BES.

Complaints

•	to establish procedures for collecting, filing and treating, on a confidential and anonymous basis, any criticisms concerning accounting matters and problems, or relating to internal control or auditing.

Providing information

•	to keep the Board regularly informed of the Audit Committee’s work, problems faced and solutions proposed or recommended;

•	to confirm that efficient and regular communication has been established and maintained between the Internal Audit Department, the Planning and Accounting Department, the Global Risk Department, the external auditors and BES’s Board of Directors;

•	to prepare information on the composition of the Audit Committee, its responsibilities and duties and how these have been fulfilled, for inclusion in BES annual financial report;

•	to analyse any other reports that may be issued by the Bank or any of its associated companies regarding the Committee’s responsibilities and duties.

Back to Contents

Activity of the Audit Committee in 2002

The Audit Committee commenced its activity on April 1, 2002. The Audit Committee’s activity in 2002 included:

•	besides its own regular formal meetings, attendance of all Board meetings since May 2002 and some of the Executive Committee’s weekly meetings;

•	analysis of the last report of the external auditors (PwC), concerning their audit of the 2001 financial year;

•	participation in the process of selecting, issuing an opinion, and forming a decision on the engagement of BES Group’s new official auditors and external auditors (KPMG) and subsequent monitoring and assessment of their work;

•	analysis of BES’s annual report to the Bank of Portugal on internal controls, and of the systematic mechanisms for monitoring internal controls and the effectiveness achieved by these;

•	analysis of the decisions taken regarding some of the Internal Audit Department (IAD) reports, namely those considered more important;

•	assessment of BES’s annual internal and external auditing plans for 2002; these deserved a favourable opinion, specifically in what concerns the resources made available to reach adequate effectiveness levels;

•	specific analysis and active participation in the preparation of proposals/suggestions concerning the ongoing implementation of the U.S. law “Sarbanes–Oxley Act of 2002” with a view to being prepared for actual and/or potential effects on BES Group of the new rules applying to foreign companies listed on U.S. stock exchanges;

•	participation in several work meetings with senior officers to discuss matters of transparency, adequate compliance with good accounting and internal control practices, as well as the correct observance of ethical and good professional conduct principles;

•	examination, together with the Executive Committee, the external auditors and the official auditors, of the interim consolidated accounts as of June 30, 2002 and the annual consolidated accounts as of December 31, 2002, as well as of the these bodies’ opinions on these accounts;

•	analysis of the findings of the inspections carried out by the Bank of Portugal in 2002;

•	issuing opinions on a number of matters formally submitted to the Committee for such purpose;

•	assessment of the level of adoption of the Code of Ethics of BES and of other entities of BES Group, as well as of the systems used to permanently monitor the general compliance with these codes; and

•	submitting to the Board of Directors a proposal to amend the provisions of the Audit Committee Regulation.

Back to Contents

Employees

The Bank, on a non-consolidated basis, employed an aggregate of approximately 4,267 persons at December 31, 2002, compared with 5,206 at December 31, 2001. Certain terms and conditions of employment in private sector banks in Portugal are negotiated with trade unions, and wage negotiations occur on an industry-wide basis. The Bank has not experienced any material labour problems, and believes that its relations with its employees are generally satisfactory.

The number of persons employed by the BES Group overall in the financial sector in 2002 decreased from 8,071 to 7,570 due to the effects of the integration of the main operating units, the creation of shared services units and the restructuring of operations. In addition, the BES Group also decreased the number of employees working in non-financial services to 953 persons (from 1,241 in 2001).

The tables below show the distribution of employees for each of the years ended December 31, 2000, 2001 and 2002 by geographic location, activities and employment categories.

Geographic Location	2000	2001	2002

Portugal	8,235	8,427	7,903
European Union	508	583	432
Rest of Europe	17	20	0
North America	102	102	80
Latin America	77	168	96
Asia	13	12	12

	8,952	9,312	8,523

Activities	2000	2001	2002

Banking	7,239	7,109	6,713
Leasing	103	106	109
Consumer credit	240	271	278
Asset management	111	113	104
Brokerage	231	338	248
Factoring	47	53	53
Others	981	1,322	1,018

	8,952	9,312	8,523

Employment Categories	2000	2001	2002

Senior management	503	641	639
Middle management	1,294	1,217	1,062
Specialists	2,736	3,164	2,464
Administrative personnel	4,032	3,955	3,733
Auxiliary personnel	190	148	484
Others	197	187	141

	8,952	9,312	8,523

Share Ownership

The following table shows the Directors’ beneficial ownership of ordinary shares of the Bank, as reported in accordance with Portuguese law, and includes interests in ordinary shares held by each such Director’s immediate family. However, the amounts presented below do not otherwise reflect the relationships among the Directors noted above. See “Item 6. Directors, Senior Management and Employees”.

Ordinary Shares Beneficially Owned at May 31, 2003

António Luís R. Ricciardi	80,000
Ricardo Espírito Santo Silva Salgado	257,338
Mário Mosqueira do Amaral	60,090
José Manuel Pinheiro Espírito Santo Silva	71,529
António José Baptista do Souto	54,368
Jorge Alberto Carvalho Martins	53,673
Manuel António Gomes de Almeida Pinho	54,249
Aníbal da Costa Reis de Oliveira	110,000
José Manuel Ferreira Neto	61,567
Manuel de Magalhães Villas-Boas	576
Manuel Fernando Moniz Galvão Espírito Santo Silva	912
Jackson Behr Gilbert	1,200
José Maria Espírito Santo Silva Ricciardi	53,673
Jean-Luc Louis Marie Guinoiseau	53,673
Rui Manuel Duarte Sousa da Silveira	54,686
Joaquim Aníbal Brito Freixial de Goes	54,768
Francisco Luís Murteira Nabo	1,200
Pedro José de Sousa Fernandes Homem	53,673
Mário Martins Adegas	97,394
Ricardo Abecassis Espírito Santo Silva	52,348
Patrick Gerard Daniel Coudene	37,173

Total	1,308,594

The Directors of the Bank disclaim beneficial ownership of any ordinary shares of the Bank owned by other companies of which they are directors.

Back to Contents

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

All of the Bank’s ordinary shares are in registered form. The following table identified all persons who, to the best of the Bank’s knowledge, owned 5% or more of the Bank’s ordinary shares as of May 31, 2003:

Title and Class	Identity of Person or Group	Number of Ordinary Shares Owned	Percent of Class

Ordinary Shares	BESPAR (1)	125,929,168	41.98%
Ordinary Shares	Crédit Agricole S.A.	26,419,710	8.81%
Ordinary Shares	Companhia de Seguros Tranquilidade Vida(1)	19,352,488	6.45%

(1)	ESFG controls 48.4% of the voting interest in the ordinary shares of the Bank through its holdings in BESPAR and Tranquilidade. ESFG is 53.0% owned by E.S. International Holding, S.A. (“ESIH”). ESIH is 43.6% owned by members of the Espírito Santo family and certain Portuguese nationals close to the family through E.S. Control Holding S.A., a Luxembourg corporation, which is wholly owned by members of the Espírito Santo family (including certain of the directors of ESIH and ESFG).

To the best of the Bank’s knowledge, there are 26 shareholders residents in the United States holding 3,383 million of BES shares.

Except as set forth in the table above, the Bank is not aware of any holders of more than 5% of its ordinary shares. Nor is the Bank aware of any significant changes in the percentage ownership of its major shareholders over the course of the past three years. In addition, the Bank does not know of any arrangements the operation of which may at a subsequent date result in a change of its control. See “Item 4. Information on the Company–Supervision and Regulation–Restrictions on Acquisition of Capital Stock of a Bank” for a description of certain transfer restrictions applicable to the Bank’s ordinary shares.

In 1991, BESPAR SGPS, S.A. (“BESPAR”) was formed by the ESFG Group and Crédit Agricole as a vehicle for the acquisition of control of the Bank, the financing of which was to be provided by the ESFG Group and Crédit Agricole. BESPAR is controlled by the ESFG Group, which has agreed to maintain an interest in BESPAR of at least 51%. As of December 31, 2002, the ESFG Group held a 66.9% voting interest, directly or indirectly, in BESPAR. Subject to several restrictions (in particular, the ESFG Group’s maintenance of at least a 51% interest in BESPAR), third parties may become shareholders of BESPAR.

Back to Contents

In recognition of the role played by Crédit Agricole in the formation of BESPAR, the Articles of Association of BESPAR provide certain protections for minority shareholders. Pursuant to the provisions, any two directors voting against a resolution of the Board as being contrary to the shareholders’ interests have the right to request a general meeting of shareholders. Such resolution will be suspended unless and until it is approved by a majority of 76% of the shareholders. The same supermajority is required for the transfer of shares of the Bank by BESPAR or any company in which BESPAR directly or indirectly holds a majority interest, for amendments of the Articles of Association, for the issuance of convertible bonds, and for the election and removal of corporate officers. As of June 2003 Crédit Agricole had a voting interest of 32.6% in BESPAR. Therefore, Crédit Agricole’s votes are necessary to obtain the required supermajority.

Related Party Transactions

The BES Group has business relationships with a number of entities in which it owns significant equity interests or with which it is otherwise associated. The BES Group also has business relationships with a number of entities where members of its Board of Directors hold management positions. The BES Group’s business relationships with these entities cover many of the financial services that the BES Group provides to its clients generally. With the exception of the business relationships described below, none of these relationships is material to the BES Group. Moreover, the BES Group conducts all of its business with these entities on terms equivalent to those that would exist if it did not have equity interests in them or management members in common, and that it has conducted business with these companies on that basis in each of 2000, 2001 and 2002.

At December 31, 2002, the BES Group had balance sheet positions with related parties of euro 927.3 million in assets and euro 1,573.8 million in liabilities. In 2002, the BES Group had income from related party transactions in the amount of euro 23.9 million and expenses in the amount of euro 44.3 million. As of December 31, 2002, total loans and interest-earning assets with BES Venetie amounted to euro 503.2 million and total deposits from this entity amounted to euro 395.1 million. ES Financiere is the second largest exposure with assets of euro 278.6 million and deposits from this company of euro 103.6 million. All of the outstandings with respect to BES Venetie and ES Financiere represent current money market transactions at inter-bank market rates. Transactions with Tranquilidade Vida, a company active in the life insurance business, primarily consist of deposits and amounted to euro 953.1 million. See note 19 to Financial Statements for more details.

As of December 31, 2002, the BES Group had loans outstanding to the Bank’s Directors of euro 1.3 million (December 31, 2001: euro 1.1 million). Total loans to related parties at December 31, 2002 amounted to euro 189.9 million (December 31, 2001: euro 171.0 million) and principally related to an offshore special purpose entity with investments in the privatization of Portuguese state-owned companies, mainly in the communications and banking sectors. For a discussion of these loans see “Item 4. Information on the Company−Selected Statistical Information−III. Description of Assets and Liabilities−Loan Portfolio”. There are no outstanding guarantees provided by the BES Group for the benefit of the Bank’s Directors. See Notes 6 and 19 of Notes to Consolidated Financial Statements.

All of the loans described in the previous paragraph:

•	were made in the ordinary course of business;
•	were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons; and
•	did not involve more than the normal risk of collectability or present other unfavourable features.

Moreover, all of these loans are currently performing.

Back to Contents

ITEM 8.  FINANCIAL INFORMATION

Financial Statements

      See “Item 18. Financial Statements”.

Legal Proceedings

      The Bank is not aware of any legal or arbitration proceedings, which may have, or have had, in the recent past, significant effects on the Bank’s financial position or profitability.

Significant Changes

      None.

ITEM 9.   THE OFFER AND LISTING

      The ordinary shares of the Bank are listed on the Main Market of the Euronext-Lisbon. The ordinary shares are not registered under the Securities Exchange Act of 1934.

      On December 17, 1993, trading commenced on the New York Stock Exchange for the 8.5% Non-cumulative Guaranteed Preference Shares, Series A (the “Series A Preference Shares”) issued by Espírito Santo Overseas Limited (“ESOL”) and guaranteed as to certain payments by the Bank. On August 20, 1999, trading commenced on the New York Stock Exchange for the 8.5% Non-cumulative Guaranteed Preference Shares, Series B (the “Series B Preference Shares”, and together with the Series A Preference Shares, the “Preference Shares”) issued by ESOL and guaranteed as to certain payments by the Bank. ESOL is a wholly owned subsidiary of the Bank organized under the laws of the Cayman Islands and created for the purpose of raising capital for and otherwise financing, the operations of the Bank and its subsidiaries. The tables below set forth, for the periods indicated, the reported high and low quoted prices for the outstanding Series A Preference Shares on the New York Stock Exchange for the fiscal quarters indicated and for the outstanding Series B Preference Shares on the New York Stock Exchange since August 20, 1999.

Series A Preference Shares
	Price Per Series A Preference Share

Fiscal year ended December 31	High	Low

	(dollars)

1998	26.94	23.38
1999	27.06	21.31
2000	24.63	20.44
2001	26.75	24.35
2002	26.19	24.96

	Price Per Series A Preference Share

Calendar Period	High	Low

	(dollars)
2001
First Quarter	26.00	24.38
Second Quarter	25.85	24.50
Third Quarter	26.75	24.35
Fourth Quarter	26.50	25.00
2002
First Quarter	26.19	25.01
Second Quarter	25.80	24.96
Third Quarter	25.90	25.16
Fourth Quarter	25.68	25.16
2003
First Quarter	26.10	25.36
Second Quarter (through June 23, 2003)	26.40	25.54

	Price Per Series A Preference Share

Calendar Period	High	Low

	(dollars)

January 2003	25.99	25.45
February 2003	26.10	25.69
March 2003	26.05	25.36
April 2003	26.40	25.54
May 2003	26.09	25.65
June 2003 (through June 23, 2003)	25.88	25.57

Back to Contents

Series B Preference Shares
	Price Per Series B Preference Share

Fiscal year ended December 31	High	Low

	(dollars)

1998	—	—
1999	25.37	21.50
2000	24.50	20.13
2001	26.30	23.50
2002	26.42	25.10

	Price Per Series B Preference Share

Calendar Period	High	Low

	(dollars)
2001
First Quarter	25.65	23.50
Second Quarter	26.00	24.25
Third Quarter	26.30	24.25
Fourth Quarter	26.00	25.11

2002
First Quarter	26.42	25.25
Second Quarter	25.97	25.10
Third Quarter	26.25	25.35
Fourth Quarter	26.24	25.12
2003
First Quarter	26.50	25.83
Second Quarter (through June 23, 2003)	26.68	25.91

	Price Per Series B Preference Share

Calendar Period	High	Low

	(dollars)

January 2003	26.90	25.83
February 2003	26.80	25.85
March 2003	26.50	25.92
April 2003	26.55	26.10
May 2003	26.73	25.91
June 2003 (through June 23)	26.68	26.68

Back to Contents

ITEM 10.   ADDITIONAL INFORMATION

Memorandum and Articles of Association

      The following information is a summary of the Bank’s ordinary shareholders’ rights under the material provisions of the Bank’s articles of association and Portuguese law. This summary is qualified in its entirety by reference to the general legislation on sociedades anónimas and the Bank’s articles of association. Holders of the Bank’s ordinary shares are encouraged to read the full articles of association, which are filed as an exhibit to this annual report.

Purpose and Objects

      The Bank was established to perform all banking industry related activities and to transact and do all matters and things incidental thereto. The objects for which the Bank was established are set forth in Article 3 paragraphs 1 and 2 of its articles of association.

Authorized Capital

      As of December 31, 2002, the authorized share capital of the Bank was euro 1,500 million represented by three hundred million shares, each with a face value of 5 euro.

Description of Shares

      Shareholders holding at least 50% of the share capital, whether present in person or by proxy, are necessary to obtain a quorum for a general meeting on first call. If a quorum is not present a general meeting may be held on second call regardless of the number of shareholders present in person or by proxy or of the percentage of the share capital represented. Resolutions may be passed at both first and second call meetings.

      An ordinary resolution passes if it receives a majority of the votes represented at a general meeting, which meets the quorum requirements.

      Certain matters, including changes to the articles of association, mergers, spin-offs, transformation or winding-up, or on any other matters for which Portuguese law requires special resolutions which only pass upon the affirmative vote of two thirds of the votes at a general meeting.

      Only holders of nominal shares that have been registered in their name or, in the case of book entry shares, recorded in their names, no later than 15 business days prior to the date of the meeting can attend a general meeting. Shareholders without voting rights and bondholders cannot attend the general meeting.

      Each block of 100 shares represents one vote. However, shareholders who own less than 100 shares may pool their shares in accordance with the provisions of Portuguese law for voting purposes.

      Portuguese law requires 30 days advance notice of general meetings. BES must notify holders of nominal shares residing abroad by means of a registered letter mailed to the address furnished to the Bank for that purpose. This notice must specify the requirements for participation in the meeting as well as any other applicable conditions. As referred to above, only holders of nominal shares who have registered their name or, in the case of book-entry shares, have recorded their names no later than 15 business days prior to the date of the meeting may attend a general meeting. Shareholders without voting rights and bondholders may not attend the general meeting. Each block of 100 shares represents one vote. However, shareholders who own less than 100 shares may pool their shares in accordance with the provisions of Portuguese law for voting purposes.

Back to Contents

Postal votes are permitted under Portuguese law. Voting instructions, enclosed in a sealed envelope and addressed to the Chairman of the General Meeting, should be delivered to BES’s head office no later than 6:00 p.m. of the fifth business day prior to the day designated for the General Meeting. Shareholder’s signatures must be authenticated by a notary public or certified by BES’s Secretary. A form for postal voting is available for consulation from BES’s Secretary or on BES’s web site.

Directors

Members of the Board may be shareholders or outsiders elected at the general meeting. Directors are elected for four-year periods and may be re-elected. The Board represents the Bank in and outside the court and has full management authority.

A majority of Directors either present or represented must vote in favour of a Board resolution in order for it to pass. In case of a tie, the chairman has the casting vote.

Directors are not required to retire at a particular age.

Limitations on Voting and Shareholding

Apart from the limitation referred to in the Item relative to “Foreign Ownership of Shares” there are no limitations imposed by Portuguese law or the Bank’s memorandum and articles of association on the right of non-residents or foreign persons to hold or vote the Bank’s ordinary shares, other than limitations generally applicable to all shareholders.

Material Contracts

There are no material contracts, other than those entered into in the ordinary course of business, to which BES or any member of the BES Group is a party and which were or will be entered into at any time during the two years preceding the date of filing of this annual report.

Exchange Controls

Portugal

Portugal is not subject to foreign exchange controls.

A non-resident of Portugal who wishes to invest in Portuguese securities must open a special share portfolio account with a commercial bank or other institution duly authorized for such purpose and operating in Portugal. The investor may then buy and sell quoted securities with some restrictions, see “Item 4. Information on the Company–Supervision and Regulation”, and repatriate the proceeds. The individual buying and selling decisions are not subject to consent. However, ownership interests in Portuguese companies are regularly monitored by the Bank of Portugal through mandatory provision of monthly capital account position statements. Dividends may be freely transferred to a foreign country.

Cayman Islands

In connection with the Preference Shares issued by ESOL, there are no exchange controls or foreign exchange restrictions applicable under the laws of the Cayman Islands relating to transfers of capital, income, dividends or interest.

Taxation

The following summary of the material Cayman Islands, Portuguese and United States federal income tax consequences is not a comprehensive description of all of the tax considerations that may be relevant to a holder of Preference Shares who is a U.S. Holder (as defined below), and does not deal with the tax consequences applicable to all categories of investors, some of which may be subject to special rules. Investors therefore should consult their tax advisors with respect to the Cayman Islands, Portuguese, United States and other tax consequences of the purchase, ownership and disposition of Preference Shares, including the effect of any foreign, state or local tax laws.

The discussion with respect to United States federal tax law set out below is based on the Income Tax Treaty between Portugal and the United States (the “Treaty”) and the laws in force as of the date of this annual report and is subject to any changes in United States law occurring after such date. As of the date of this annual report, there is no inheritance or gift tax treaty in effect between Portugal and the United States.

Back to Contents

Cayman Islands

Under current Cayman Islands law, there are no income, capital, transfer, profits or other taxes that would apply to the profits of ESOL nor would any such taxes apply on dividend, redemption or liquidation payments by ESOL to any holder of Preference Shares.

Portugal

Under current Portuguese law, neither the guarantee nor guarantee payments made by the Bank to a holder of Preference Shares that is not resident of Portugal for Portuguese tax purposes will be subject to any Portuguese income, capital, transfer, wealth, estate, gift inheritance or other tax or duty. In addition, payments made by ESOL in respect of the Preference Shares are not subject to Portuguese withholding tax.

There is a general withholding tax of 25% on dividends paid by a Portuguese company to a non-resident holder. However, this rate is subject to reduction if there is a double taxation agreement with the country in which the investor is resident. A double taxation treaty has been signed and ratified by Portugal and the United States, under which the investor can benefit from a 15% withholding tax if the conditions mentioned in the Treaty are observed. Until 2001, listed companies were subject to a withholding tax of 20% (which was abolished in 2002). There is an additional dividend withholding of 5% in respect of inheritance and gift tax.

There are presently no taxes on capital gains if the non-resident investor is a company.

According to Portuguese laws, banks must account for withholding taxes at the source and must issue annual information to the holders.

United States

Dividends

Under United States federal income tax laws and subject to the Passive foreign investment company rules discussed below, dividends paid with respect to the Preference Shares will be subject to United States federal income taxation for a beneficial owner of Preference Shares that is, for United States federal income tax purposes, (i) a citizen or resident of the United States; (ii) a domestic corporation; (iii) an estate the income of which is subject to United States federal income tax without regard to its source; or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust (a “U.S. Holder”), to the extent paid out of current or accumulated earnings and profits of the ESOL (as determined under United States federal income tax principles). Dividends paid to a non-corporate U.S. holder in taxable years beginning after December 31, 2002 and before January 2, 2009 that constitute qualified dividend income will be taxable to the holder at a maximum tax rate of 15% provided the Preference Shares are held for more than 90 days during the 180 period beginning 90 days before the ex-dividend date and the U.S. holder meets other holding period requirements. Dividends ESOL pays with respect to the Preference Shares generally will be qualified dividend income if, in the year that the U.S. holder receives the dividend, the Preference Shares are readily tradable on an established securities market in the United States. Dividends will not be eligible for the dividends-received deduction otherwise allowed to a United States corporation. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s basis in the Preference Shares and thereafter as capital gain. Dividends will generally constitute foreign source “passive” or “financial services” income, which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to U.S. Holders. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.

Back to Contents

Sale, Redemption or Disposition of the Preference Shares

Subject to the rules discussed below, a U.S. Holder will recognize gain or loss upon a sale, redemption or other taxable disposition of Preference Shares measured by the difference between such U.S. Holder’s tax basis (determined in U.S. dollars) in the Preference Shares and the U.S. dollar value of the amount realized on the disposition. Such gain or loss will be capital gain or loss if the Preference Shares are held as capital assets. Capital gain of a non-corporate U.S. holder that is recognized on or after May 6, 2003 and before January 1, 2009 is generally taxed at a maximum rate of 15% where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Passive Foreign Investment Company Rules

ESOL and the Bank believe that Preference Shares should not be treated as stock of a passive foreign investment company, or PFIC, for United States federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change.

In general, Preference Shares would be treated as shares in a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder held Preference Shares, either (i) at least 75% of the gross income of ESOL for the taxable year is passive income or (ii) at least 50% of the value (determined on the basis of a quarterly average) of the ESOL assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income. In addition, payments of interest and dividends received from certain related parties are treated for purposes of the PFIC tests as income that is not passive income to the extent that such income is properly allocable to income of a related party that is not passive income. Therefore, income received by ESOL from the Bank, BESSA or any other subsidiary of the Bank would not be considered passive income to the extent that such income is properly allocable to income of the Bank, BESSA or such other subsidiary that is not passive income.

If the Preference Shares were treated as shares of a PFIC, a U.S. Holder generally would be subject to special rules with respect to (a) any gain realized on the sale or other disposition of Preference Shares and (b) any “excess distribution” by ESOL to the U.S. Holder (generally, any distributions to the U.S. Holder in respect of the Preference Shares during a single taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in respect of the Preference Shares during the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Preference Shares). Under these rules, (i) the gain or excess distribution would be allocated rateably over the U.S. Holder’s holding period for the Preference Shares, (ii) the amount allocated to the taxable year in which the gain or excess distribution was realized would be taxable as ordinary income; (iii) the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year; and (iv) the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year. If a U.S. Holder owns Preference Shares in a PFIC that are treated as marketable stock, the U.S. Holder may also make a mark-to-market election. If such an election is made, the U.S. Holder will not be subject to the PFIC rules described above. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its Preference Shares at the end of the taxable year over its adjusted basis in the Preference Shares. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. The U.S. Holder will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its Preference Shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in the Preference Shares will be adjusted to reflect any such income or loss amounts.

Back to Contents

In addition, notwithstanding any election the U.S. holder makes with regard to the Preference Shares, dividends that the holder receives from ESOL will not constitute qualified dividend income to the holder if ESOL is a PFIC either in the taxable year of the distribution or the preceding taxable year. Dividends that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, the U.S. holder must include the gross amount of any such dividend paid by ESOL of its accumulated earnings and profits (as determined for United States federal income tax purposes), in gross income, and it will be subject to tax at rates applicable to ordinary income.

Special rules apply with respect to the calculation of the amount of the foreign tax credit with respect to excess distributions by a PFIC.

A U.S. Holder who owns Preference Shares during any year that the Bank is a PFIC must file Internal Revenue Service Form 8621.

Documents on Display

It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. The Bank’s Securities and Exchange Commission filings made after November 4, 2002 are also available over the Internet at the Securities and Exchange Commission’s website at http://www.sec.gov. In addition, material filed by the Bank may be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, NY 10005.

ITEM	11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Introduction

The BES Group is exposed to market, credit and operational risk due to the nature and scope of its operations. Success in managing these risks is essential to the BES Group; accordingly, a Global Risk Department was created in 1999, independent of the business units, in order to propose to the Bank’s management policies and procedures, and to identify, quantify and monitor each major type of risk at the group level.

The BES Group conducts activities domestically throughout Portugal and in Spain (through the Bank’s subsidiary BESSA), in London (foreign branch), in New York (foreign branch), in Florida (through the Bank’s subsidiary ES Bank), in Macao (subsidiary BESOR) and in Switzerland (foreign branch), and accordingly, the risk management procedures consider the specifics of each market in which the BES Group operates. The Global Risk Department is responsible for integrating the various risk management procedures across various entities.

The foundation of the BES Group’s risk management practices is the experience and knowledge of the Bank’s senior management. Senior management in the BES Group companies and foreign branches and the managing directors in each trading department within the BES Group have extensive knowledge of the markets and activities in which they do business. The experience and knowledge of the Bank’s senior management is augmented by risk management policies and procedures intended to monitor and evaluate the BES Group’s risk profile.

The credit and market risk management process is controlled and supervised by the Bank’s Credit and Financial Committee. The Credit and Financial Committee meets daily, is composed primarily of the Executive Committee of the Board of Directors and is chaired by Dr. Ricardo Salgado, Chairman of the Executive Committee. The Credit and Financial Committee is responsible for establishing the BES Group’s risk tolerance parameters through the setting of market and credit risk limits, monitoring current market and credit risk positions and approving all major business decisions which increase the BES Group’s market or credit risk.

Back to Contents

Nature of Primary Market Risk Exposures

Market risk generally represents the risk of loss that may result from the potential change in the value of a financial instrument as a result of fluctuations in interest and foreign currency exchange rates and in equity prices as well as changes in the liquidity in the markets. Market risk is inherent to both derivative and non-derivative financial instruments, and accordingly, the scope of the BES Group’s market risk management procedures extends beyond derivatives to include all market risk sensitive financial instruments. The BES Group’s exposure to market risk is directly related to its proprietary trading and arbitrage activities and to its role as a financial intermediary in customer-related transactions. The main sources of market risk are its portfolio of long-term fixed rate bonds and its portfolio of equity and fixed income derivatives.

The Bank seeks to mitigate its market risk exposures using derivative financial instruments that provide a cost effective alternative to traditional on-balance sheet instruments (such as securities, customer credit, and customers’ and other deposits). Transactions are conducted mainly through the Bank’s head office in Lisbon, Portugal and in its overseas branches. Derivative financial instruments used to reduce the Bank’s market risk involve, to varying degrees, credit risk. Credit risk is the possibility that a loss may occur because a party to a transaction fails to perform according to the terms of the contract. See “–Credit Risk Management”.

Following is a summary of the BES Group’s primary market risk exposures as of December 31, 2002, including a discussion of how those exposures are currently managed:

Foreign currency exchange risk

Foreign currency exchange risk includes transaction exposure (the exposure arising from fluctuations in foreign currency exchange rates on the reported value of revenues and expenses and certain assets and liabilities denominated in foreign currencies) and translation exposure (the exposure arising from the translation of investments in the net assets of foreign subsidiaries and offices). The BES Group’s revenues and expenses can be affected, as reported in euro, by fluctuations in foreign currency exchange rates, primarily relative to the U.S. dollar and the pound sterling. However, the impact of such fluctuations is limited because as of December 31, 2002 approximately 74% of the Bank’s assets and 76% of its liabilities were denominated in euro.

The BES Group seeks to manage its exposure from the risk of adverse foreign currency fluctuations by hedging certain of its currency exchange exposures with respect to identifiable assets, liabilities or commitments denominated in foreign currency, which are firm. The BES Group primarily uses forward exchange contracts, currency swaps, and, to a lesser extent, foreign currency options to manage its foreign currency transaction and translation exposure.

Interest rate risk

Interest rate risk is the potential loss in a position value due to the inherent volatility of interest rates. Interest rate risk is a consequence of a mismatch between the durations of assets and liabilities within the BES Group.

The BES Group uses several types of financial instruments to manage its interest rate risk, including interest rate swaps, cross-currency interest rate swaps, forward rate agreements, futures and options. The extent to which the BES Group uses these instruments is determined by reference to the net exposure of the BES Group’s assets and liabilities that are subject to interest rate risk. The BES Group uses such instruments to manage its interest rate risk and protect the interest rate margin between interest-bearing assets and interest-bearing liabilities.

Equity price risk

The BES Group is exposed to equity price risk as a consequence of its proprietary trading activity in stock markets and in related derivative financial instruments. Equity price risk results from changes in the level or volatility of equity prices, which affect the value of equity securities or instruments that derive their value from a particular stock, a basket of stocks or a stock index.

Back to Contents

Liquidity risk

The BES Group is subject to liquidity risk, which is a measure of the BES Group’s capacity to meet its short-term financial obligations without incurring losses or resulting in an adverse impact on the fair value of the Bank’s financial assets and liabilities. Liquidity risk is managed by the Executive Committee and by the Bank’s Treasury Department using a daily liquidity gap analysis and liquidity limits for balance sheet assets and liabilities, and by Bank management’s careful selection of the types of financial instruments used and markets entered.

Measurement of Market Risk

The BES Group estimates the potential losses that could arise from changes in market conditions using both sensitivity analysis and value at risk.

Sensitivity analysis is a methodology whereby hypothetical changes to market conditions are used to predict reasonably possible near-term (up to one year) results. Sensitivity analysis is used to estimate potential losses based on parallel and non-parallel shifts in the relevant interest rate yield curves, foreign currency exchange rates and equity prices, and based on extreme changes in market conditions through stress testing. Losses are defined as the reduction in the fair value of the BES Group’s financial assets and liabilities caused by these hypothetical changes. For interest rate risk, potential losses are determined by comparing the fair value of financial assets and liabilities based upon discounted cash flows with the fair value originated by a simulated interest rate. For foreign currency exchange risk, potential losses are determined by comparing the fair value in euro of the Bank’s open foreign currency position with the fair value of a hypothetical exchange rate. For equity price risk, potential losses are calculated as a percentage of the equity security’s current market value, or, in the case of related derivative financial instruments, the change in the fair value of the derivative financial instrument based on a hypothetical change in the value of the underlying equity, basket of equities or index.

Interest rate sensitivity analysis is complemented by a value at risk calculation. Value at risk is a methodology based on statistical models that estimates the risk of loss using historical price and volatility patterns. The approach utilizes statistical concepts to estimate the probability of the value of a financial instrument falling above or below a specified amount. The calculation utilizes the standard deviation of historical change in value to estimate the amount of change in the current value that could occur at a specified probability level. The BES Group calculates value at risk using the base assumptions recommended by the Bank for International Settlements: a 99% confidence level with an investment period of ten days. The Monte Carlo simulation value at risk methodology is used based upon a correlation matrix with one year’s historical information. The calculated value at risk is then compared to the Bank’s shareholders’ equity to assess the level of capital at risk. Currently, the BES Group performs value at risk calculations and analysis on a daily basis, and the BES Group uses value at risk as its primary tool to measure market risk.

The Bank has performed an entity-wide sensitivity analysis of all of the BES Group financial assets and liabilities, except for the interest rate risk analysis, which analysis includes financial assets and liabilities whose next repricing date is more than one year from December 31, 2002. Management believes that the estimated market risk of financial assets that reprice within one year is immaterial to the BES Group. The interest rate risk calculation assumed both a +10% and -10% parallel shift in the relevant interest rate yield curves at December 31, 2002; the foreign currency exchange risk calculation assumed both a +10% and -10% change in the foreign currency exchange rates at December 31, 2002; and the equity price risk calculation assumed a +10% and -10% change in equity prices at December 31, 2002. The amounts presented in the tables below represent the aggregate of the worst case impacts of the two modelling parameters for each type of market risk as computed for each of the BES Group’s individual financial assets and liabilities covered by the analysis at December 31, 2001 and 2002.

Back to Contents

Interest rate risk
	2001			2002

	Trading	Non-trading	Total	Trading	Non-trading	Total

	(euro millions)
EUR	(27.61)	(10.03)	(18.25)	(4.32)	(17.93)	(22.25)
GBP	(2.03)	(0.23)	(1.92)	(1.25)	(0.15)	(1.09)
AUD	(0.15)	(0.00)	(0.15)	(0.70)	—	(0.70)
PNL	(2.22)	(0.00)	(2.22)	(0.47)	—	(0.47)
SEK	(1.09)	(0.08)	(1.17)	(0.66)	(0.06)	(0.72)
USD	(5.34)	(13.97)	(19.30)	(3.21)	(2.59)	(1.35)

Foreign exchange risk
	2001			2002

	Trading	Non-trading	Total	Trading	Non-trading	Total

	(euro millions)
BRL	—	(1.44)	(1.44)	—	(0.54)	(0.54)
CAD	—	(0.46)	(0.46)	—	(0.31)	(0.31)
GBP	(0.24)	(0.12)	(0.12)	—	(0.72)	(0.72)
JPY	—	(0.43)	(0.43)	(0.54)	(0.03)	(051)
SEK	—	(0.34)	(0.34)	—	(0.25)	(0.25)
USD	(0.73)	(5.32)	(6.05)	(0.85)	(1.00)	(1.84)

Equity risk
	2001			2002

	Trading	Non-trading	Total	Trading	Non-trading	Total

	(euro millions)
EUR	(34.38)	(1.57)	(35.95)	(26.77)	(1.39)	(28.16)
GBP	(0.11)	(0.00)	(0.11)	(0.85)	—	(0.85)
USD	(1.65)	(0.65)	(2.28)	(0.12)	(0.46)	(0.58)

Credit Risk Management

Credit risk arises from the potential inability of counterparties to perform on an obligation in accordance with the terms of the contract. The BES Group is exposed to credit risk in various capacities: primarily as a direct lender, as holder of securities, and as a counterpart in financial contracts. As a lender and as a holder of debt securities, the BES Group is exposed to the risk of non-payment of interest or principal by the borrower. As a counterpart in financial contracts, the BES Group is exposed to risk of non-performance by a counterpart obligated to perform under the contract.

The identification, quantification, integration, monitoring and control of risk exposures from a multi-dimensional perspective are some of the tasks involved in credit risk management.

The management of credit risk relies on effective coordination between the various teams involved throughout the successive phases of the credit’s life cycle, complemented by the ongoing introduction of improvements at both the level of policies, standards and methodologies, and at the level of procedures, decision circuits and tools used in assessing and monitoring risk. In 2002, BES implemented on a test basis an overall project for redesigning and differentiating the credit analysis, assessment and approval processes and for revising delegated credit powers. This project is based on the perspective of economic risk and seeks to increase the accuracy, speed and cost-effectiveness of credit decisions. To this end, internal ratings were assigned, viewing the full coverage of the credit portfolio. The new credit process was rolled out at the beginning of 2003, fully aligned to the increasingly stricter criteria employed for risk management.

In light of the rather adverse macroeconomic context, special care was taken in the everyday deployment of credit risk monitoring and control actions involving all the commercial divisions, so as to permit the early definition and implementation of focused risk management measures adjusted to those customers whose risk profile during this period showed signs of deteriorating. The success of this process relied on the combined use of the multiple analysis tools available to and continuously developed by BES Group.

Back to Contents

The various risk and scoring models employed in the corporate and retail segments have proven very important tools for use in quantifying and assessing risk, by permitting improvements in the BES Group’s ability to discriminate between the quality of various categories of customers, with immediate repercussions on differentiated offers of credit based on risk metrics, namely expected losses and economic capital.

Operating Risk

Operational risk usually represents the possibility of losses resulting from failures in internal procedures due to the behaviour of individuals or information systems, or even to events external to the organization.

The BES Group has been following the debate on the revision of capital adequacy requirements currently taking place at the Basle Committee, namely in what concerns the capital allocation for operational risk, and the recommendations put forward, which, if followed by the institutions, will permit movement away from the customary operational risk management practices to an integrated and systematic management, including the identification, monitoring, quantification and mitigation of this type of risk.

Because of its growing importance, BES has established an exclusively dedicated area to monitor operational risk within the BES Group. It operates across other relevant Departments, and, among other things, takes into account the best management practices with regard to this type of risk.

Following a preliminary review focusing on some areas of the organization, a number of initiatives were launched, specifically: (i) data collection and database categorization for some typologies of events resulting from operational risk; (ii) identification and qualitative analysis of critical points in terms of operational risk, in some processes of specific business areas; (iii) revision of procedures associated to the treatment of information as set out in the Security Policy and the Information Security Manual. The revision of surveys and processes analysis, currently under way, will contribute to the success of these initiatives.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

Back to Contents

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Within 90 days prior to the date of this annual report, the Bank, under the supervision and with the participation of its chief executive officer (“CEO”) and chief financial officers (each a “CFO”), evaluated the effectiveness of the design and operation of the Bank’s disclosure controls and procedures. These controls and procedures are designed to ensure that all material financial and non-financial information that the Bank is required to disclose in documents filed with, or submitted to, the Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner. Although the Bank believes that its pre-existing disclosure controls and procedures were adequate to enable it to comply with applicable disclosure obligations, it is in the process of implementing some changes responding to recent legislation and regulations, primarily to formalize and document the controls and procedures that are already in place.

In evaluating the Bank’s disclosure controls and procedures, the CEO and CFOs recognized that any controls and procedures, no matter how well-designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired objectives. In recognition of this fact, the CEO and CFOs concluded, based on their evaluation, that the Bank’s disclosure controls and procedures are effective at the reasonable assurance level.

Since the date of the evaluation there have been no significant changes in the BES Group’s internal controls or in other factors that could significantly affect these controls.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL REPORT

Not yet applicable.

ITEM 16B.	CODE OF ETHICS

Not yet applicable.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not yet applicable.

Back to Contents

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements, together with the reports of KPMG and PricewaterhouseCoopers thereon, are filed as part of this Annual Report. The Bank’s consolidated financial statements as of and for the years ended December 31, 2000 and 2001 have been audited by PricewaterhouseCoopers, and the Bank’s consolidated financial statements as of and for the year ended December 31, 2002 have been audited by KPMG.

ITEM 19.	EXHIBITS

Exhibit 1	English translation of Articles of Association of Banco Espírito Santo, S.A., as in effect on June 30, 2003

Exhibit 8	List of Subsidiaries (See “Item 4. Information on the Company-Organizational Structure”.)

Back to Contents

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report hereby on its behalf.

Dated: June 30, 2003	BANCO ESPÍRITO SANTO S.A. (Registrant)

By :	/s/ Ricardo Espírito Santo Silva Salgado

	Name:	Ricardo Espírito Santo Silva Salgado
	Title:	Chief Executive Officer

Back to Contents

I, Ricardo Espírito Santo Silva Salgado, certify that:

1.	I have reviewed this annual report on Form 20-F of Banco Espírito Santo, S.A.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

	(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

	(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

	(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

	(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

	(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ Ricardo Espírito Santo Silva Salgado

Title:	Chief Executive Officer
(Principal Executive Officer)

Date: June 30, 2003

Back to Contents

I, Amilcar Carlos Ferreira de Morais Pires, certify that:

1.	I have reviewed this annual report on Form 20-F of Banco Espírito Santo, S.A.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

(a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ Amilcar Carlos Ferreira de Morais Pires

Title:	Chief Financial Officer in charge of the Finance Department
(Principal Financial Officer)

Date: June 30, 2003

Back to Contents

I, Manuel José Dias de Freitas, certify that:

1.	I have reviewed this annual report on Form 20-F of Banco Espírito Santo, S.A.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

(a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ Manuel José Dias de Freitas

Title:	Chief Financial Officer in charge of the Planning and Accounting Department
(Principal Financial Officer)

Date: June 30, 2003

Back to Contents

BANCO ESPÍRITO SANTO, S.A.

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of
BANCO ESPÍRITO SANTO, S.A.

We have audited the accompanying consolidated balance sheet of Banco Espírito Santo, S.A. and subsidiaries (The “Banco Espírito Santo Group”) as of December 31, 2002, and the related consolidated statements of income, cash flows and changes in shareholders’ equity for the year ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Banco Espírito Santo Group at December 31, 2002, and the results of its operations and the cash flows for the year ended December 31, 2002, in conformity with generally accepted accounting principles in Portugal for the banking sector, as referred to in note 2 to the financial statements.

Without affecting our opinion expressed in the previous paragraph we draw attention to the fact that we were appointed as auditors of Banco Espírito Santo, S.A. in July 2002 for performing an audit of the consolidated financial statements for the year ending December 31, 2002. The consolidated comparative figures for the year ended December 31, 2001 are presented in accordance with the requirements of the Bank of Portugal and were subject to an audit performed by another audit firm, who issued an unqualified audit report dated March 11, 2002. That audit report included the following emphases of matter:

•	In 2001, with the authorization of the Bank of Portugal, Banco Espírito Santo, S.A. accounted for the curtailment losses related to early retirements occurred in that period and the unrecognised prior service costs as a charge against Additional Paid-in Capital.

•	At December 31, 2001, the strategic investment in PT Multimédia, SGPS, S.A. was carried at cost in the balance sheet, following the rules of the Bank of Portugal in place at that time. This cost was above the respective market price by approximately 198 million euros. Following the issuance of the Regulation 4/2002, under which the Bank of Portugal established the basis for the provisioning of the unrealised losses associated with the strategic investments held by financial institutions, Banco Espírito Santo, S.A. provided for an amount of 15.3 million euros, corresponding to a part of the unrealised losses with the investment in PT Multimédia, SGPS, S.A., determined as at December 31, 2002 following the transitional provisions of the referred Regulation. The effect of the application of Regulation 4/2002 is disclosed in note 7 of the Notes to the Financial Statements.

The financial statements have been prepared in accordance with generally accepted accounting principles in Portugal. The generally accepted accounting principles in Portugal vary in certain material respects from accounting principles generally accepted in the United States of America. The application of accounting principles generally accepted in the United States of America would have affected the determination of net income for the year ended December 31, 2002 and the determination of shareholders’ equity at December 31, 2002 to the extent summarized in note 23 of the notes to the financial statements.

Lisbon, Portugal
February 25, 2003
(Except for notes 23 and 28 which are as of June 30, 2003)

KPMG

Back to Contents

To the Shareholders and Board of Directors of
Banco Espirito Santo, SA

Report of Independent Accountants

1     We have audited the accompanying consolidated balance sheet of Banco Espirito Santo, SA and its subsidiaries as of December 31, 2001 and the related consolidated statements of income, of cash flows and of changes in shareholders’ equity for each of the two years in the period ended December 31, 2001. These consolidated financial statements, prepared and presented on the basis described in Note 2 to the financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2     We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banco Espirito Santo, SA and its subsidiaries at December 31, 2001, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2001, in conformity with accounting principles and other requirements in force in Portugal for the banking sector.

4     The Bank’s strategic investment in PT Multimédia, SGPS was recorded as at December 31, 2001 at acquisition cost of € 296 million, as permitted by the rules issued by the Bank of Portugal and in accordance with the Bank’s accounting policies. However, at that date the market value of this investment amounted to € 98 million, giving rise to an unrealized loss amounting of € 198 million.

5     As referred to in Note 2.3 h) to the financial statements, BES Group wrote-off against Share premium the cost of early retirements in 2001, amounting to € 67 million. In addition, in 2001 BES Group also wrote off an unamortized pension fund deficit from prior years, amounting to € 34 million against Share premium. In accordance with the Portuguese tax rules and for the purposes of its corporate income tax calculations of 2001, the Bank has treated the amount of early retirement costs referred to above as tax deductible.

6     Accounting principles generally accepted in Portugal vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for each of the two years in the period ended December 31, 2001 and the determination of consolidated shareholders’ equity and consolidated financial position at December 31, 2001 to the extent summarised in Note 23 to the consolidated financial statements.

/s/ PRICEWATERHOUSECOOPERS

March 11, 2002

Back to Contents

BANCO ESPÍRITO SANTO, SA (BES) AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2001 AND 2002

	Notes	2001	2002

	(in thousands of euros)
ASSETS
Cash and due from banks		1,568,261	1,106,693
Deposits with the Central Bank		397,207	734,050
Interest-earning deposits with other banks	3	3,676,574	5,547,353
Trading account securities	4	511,866	401,577
Investment securities
Available-for-sale (fair value of euro 4,045,100 thousand and euro 3,612,540 thousand)	5	4,026,453	3,561,801
Held-to-maturity (fair value of euro 910,295 thousand and euro 797,657 thousand)	5	906,998	794,285
Loans and advances to customers (net of allowance for loan losses of euro 611,962 thousand and euro 731,425 thousand)	6	24,220,570	25,209,121
Investments in other equity holdings and associated companies (fair value of euro 523,464 thousand and euro 553,264 thousand)	7	762,904	832,461
Accrued interest receivable		213,543	207,554
Property and equipment	22	427,136	426,620
Other assets	9	1,380,209	1,994,929

TOTAL ASSETS		38,091,721	40,816,444

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES

Deposits from banks	10	4,097,618	4,228,410
Deposits from customers
Demand deposits	10	6,879,626	7,321,027
Time deposits	10	11,928,312	12,152,034
Short-term borrowings	11	2,631,584	2,544,375
Accrued interest payable		258,701	270,377
Other liabilities	9	706,413	701,487
Long-term debt	12	9,570,200	11,058,358
Accrued pension liability	13	47	4,660

TOTAL LIABILITIES		36,072,501	38,280,728

MINORITY INTERESTS	14	615,536	534,236

SHAREHOLDERS’ EQUITY
Common stock, euro 5 par value; 300,000,000 shares authorised, issued and outstanding	15	1,000,000	1,500,000
Additional paid-in capital	15	192,950	300,000
Retained earnings and reserves	16	210,734	201,480

TOTAL SHAREHOLDERS’ EQUITY		1,403,684	2,001,480

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		38,091,721	40,816,444

OFF-BALANCE SHEET ACCOUNTS

Commitments, contingencies and derivative financial instruments with off-balance sheet risk	17	7,193,026	7,917,879

The accompanying notes form an integral part of these financial statements.

Back to Contents

BANCO ESPÍRITO SANTO, SA (BES) AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

	Notes	2000	2001	2002

	(in thousands of euros)
INTEREST INCOME
Interest on loans		1,239,163	1,538,044	1,431,158
Interest and dividends on securities–
• Trading securities		10,319	27,816	97,847
• Investment securities		257,893	235,820	178,292
Interest on deposits with banks		151,296	250,384	127,964

Total interest income		1,658,671	2,052,064	1,835,261
INTEREST EXPENSE
Interest on deposits		720,137	847,258	531,587
Interest on short-term borrowings		108,951	100,851	78,927
Interest on long-term debt		220,078	376,981	431,137

Total interest expense		1,049,166	1,325,090	1,041,651

NET INTEREST INCOME		609,505	726,974	793,610

Provision for loan losses	6	139,112	142,582	216,260

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES		470,393	584,392	577,350

OTHER INCOME
Fee and commission income	20	290,845	273,649	290,225
Net trading result on trading account securities, investment
securities and investment in affiliated companies	20	58,950	—	—
Net gains on foreign currency and financial derivatives transactions	20	91,999	136,115	183,826
Other operating income	20	91,733	111,910	120,423

Total other income		533,527	521,674	594,474

OTHER EXPENSES
Salaries and benefits	26	294,490	335,258	353,101
Administrative expenses		232,921	271,413	264,877
Depreciation and amortization		108,943	122,186	134,716
Net trading result on trading account securities, investment
securities and investment in associated companies	20	—	49,286	73,864
Other expenses	21	25,888	48,794	52,110

Total other expenses		662,242	826,937	878,668

INCOME BEFORE MINORITY INTERESTS, EQUITY EARNINGS AND INCOME TAXES		341,678	279,129	293,156

LESS: MINORITY INTERESTS IN INCOME OF CONSOLIDATED SUBSIDIARIES	8	54,526	48,386	32,296

ADD: EQUITY IN EARNINGS OF ASSOCIATED COMPANIES	8	4,828	5,520	77

INCOME BEFORE INCOME TAXES		291,980	236,263	260,937

INCOME TAXES	27	63,987	38,554	38,476

NET INCOME		227,993	197,709	222,461

NET INCOME PER SHARE OF COMMON STOCK (IN EUROS)		1.5389	0.9885	0.9205

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING – ADJUSTED
FOR CAPITALIZATION OF RESERVES (IN THOUSANDS OF UNITS)		148,156	200,000	241,667

The accompanying notes form an integral part of these financial statements.

Back to Contents

BANCO ESPÍRITO SANTO, SA (BES) AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

	Notes	2000	2001	2002

	(in thousand of euros)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income		227,993	197,709	222,461

Adjustments to reconcile net income to net cash provided
by operating activities:
• Provisions for loans losses	6	139,112	142,582	216,260
• Depreciation and amortization		108,943	122,186	134,716
• Pension liability provision		996	1,593	727
• Net gains on sale of subsidiaries, associated and
affiliated companies		(9,298)	—	—
• Net (gains)/losses on sale of property and equipment		268	(1,189)	(136)
• Minority interests in income of consolidated
subsidiaries	8	8,585	6,145	2,963
• Equity in earnings of affiliates	8	(4,828)	(5,520)	(77)
Bonuses paid to employees		(23,263)	(24,703)	(21,620)
Contribution to pension fund by utilisation of pension liability accrual		(772)	(5,280)	(3,679)
Contribution to pension fund		(48,961)	(196,833)	(300,044)
Net changes in accrued interest		30,343	40,912	17,665
Net changes in trading securities		322,020	36,217	110,289

Net cash provided by operating activities		751,138	313,819	379,525

CASH FLOWS FROM INVESTING ACTIVITIES
Net change in interest-earning deposits with other banks and Central Bank		394,677	(82,049)	(2,207,622)
Proceeds from sales and maturities of investment securities		11,558,689	21,804,498	737,507,700
Investment securities purchased		(11,501,193)	(22,907,642)	(736,900,872)
Net increase in loans and advances to customers		(4,725,108)	(2,916,450)	(1,204,811)
Proceeds from sale of property and equipment		2,415	9,141	2,910
Purchase of property and equipment		(58,365)	(44,641)	(38,307)
Net (investments)/disinvestments in real estate		9,881	8,141	(7,709)
Net (investments)/disinvestments in subsidiaries, associated
and affiliated companies		(244,702)	(57,350)	(99,020)
Increase in other investing activities		(11,151)	(200,793)	(391,059)

Net cash used in investing activities		(4,574,857)	(4,387,145)	(3,338,790)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase/(decrease) in deposits from banks		(3,620,926)	1,499,183	130,792
Net increase in demand deposits		836,370	503,183	441,401
Net increase in time deposits		1,234,724	727,052	223,722
Cash provided by/(used for) minorities for acquisition of companies
and equity investments in affiliates		(41,489)	39,967	(84,263)
Net increase/(decrease) in short term borrowings		1,261,267	(137,389)	(87,209)
Payments of long-term debt		(77,968)	(2,979,466)	(2,401,546)
Proceeds from the issuance of long-term debt		4,301,763	4,794,172	3,889,704
Proceeds from capital contributions and additional paid-in capital		453,594	—	550,000
Dividends paid		(83,453)	(88,249)	(75,200)
Cash provided by/(used in) other financing activities		(190,860)	185,900	(89,704)

Net cash provided by financing activities		4,073,022	4,544,353	2,497,697

Net increase/(decrease) in cash and due from banks		249,303	471,027	(461,568)
Cash and due from banks at beginning of the year		847,931	1,097,234	1,568,261

Cash and due from banks at end of the year		1,097,234	1,568,261	1,106,693

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year:
Interest received		1,603,761	2,066,738	1,841,250
Interest paid		(963,913)	(1,298,852)	(1,029,975)
Income taxes paid		(38,442)	(17,691)	(23,477)

The accompanying notes form an integral part of these financial statements

Back to Contents

BANCO ESPÍRITO SANTO, SA (BES) AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
(Expressed in thousands of euros)

		Additional	Other Reserves	Reserves		Total
	Capital	paid-in	and Retained			shareholders’
	stock	capital	earnings	Revaluation	Legal	equity

Balance as of December 31, 1999	587,500	221,788	272,986	30,680	41,100	1,154,054

Dividends paid	—	—	(83,453)	—	—	(83,453)
Transfer to legal reserve	—	—	(16,262)	—	16,262	—
Contribution to pension fund	—	—	(16,460)	—	—	(16,460)
Write-off of pension deferred costs	—		(138,935)			(138,935)
Capital increase by:
– capitalization of reserves	30,686	—	—	(30,686)		—
– capitalization of additional paid-in capital	192,564	(192,564)	—	—	—	—
– contribution in cash	189,250	—	—	—	—	189,250
Additional paid-in capital	—	264,338	—	—	—	264,338
Bonus paid to staff and executive committee	—	—	(23,263)	—	—	(23,263)
Write-off of goodwill	—	—	(129,894)	—	—	(129,894)
Other	—	—	(4,208)	6	—	(4,202)
Net income	—	—	227,993	—	—	227,993

Balance as of December 31, 2000	1,000,000	293,562	88,504	—	57,362	1,439,428

Dividends paid	—	—	(88,249)	—	—	(88,249)
Transfer to legal reserve	—	—	(13,438)	—	13,438	—
Contribution to pension fund	—	—	(10,000)	—	—	(10,000)
Write-off of pension costs	—	(100,612)	—	—	—	(100,612)
Bonus paid to staff and executive committee	—	—	(24,703)	—	—	(24,703)
Write-off of Goodwill	—	—	(11,210)	—	—	(11,210)
Other	—	—	1,321	—	—	1,321
Net income	—	—	197,709	—	—	197,709

Balance as of December 31, 2001	1,000,000	192,950	139,934	—	70,800	1,403,684

Dividends paid	—	—	(75,200)	—	—	(75,200)
Transfer to legal reserve	—	—	(14,115)	—	14,115	—
Increase in share capital:						—
by incorporation of reserves and share premium	250,000	(192,950)	—	—	(57,050)	—
by subscription at 11 Euros per share	250,000	300,000	—	—		550,000
Pension fund of BESSA	—	—	(3,029)	—	—	(3,029)
Bonus paid to staff and executive committee	—	—	(21,620)	—	—	(21,620)
Goodwill arising on consolidation	—	—	(34,261)	—	—	(34,261)
Provisions to investments under Regulation 4/2002	—	—	(29,233)	—	—	(29,233)
Exchange differences arising on consolidation	—	—	(6,042)	—	—	(6,042)
Other reserves arising on consolidation	—	—	(5,280)	—	—	(5,280)
Net income	—	—	222,461	—	—	222,461

Balance as of December 31, 2002	1,500,000	300,000	173,615	—	27,865	2,001,480

The accompanying notes form an integral part of these financial statements.

Back to Contents

BANCO ESPÍRITO SANTO, SA (BES) AND CONSOLIDATED SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2001 AND 2002
(Expressed in thousands of euros except where indicated)

NOTE 1 - BACKGROUND AND BUSINESS

Banco Espírito Santo, SA (“BES” or the “Bank”) was incorporated in 1937. The Bank is authorized by the Ministry of Finance to operate according to the laws and regulations of the Ministry, the Bank of Portugal and the Central Banks of other countries in which its branches are based. The Bank was nationalized by the Portuguese state in 1975, but in July 1991, the state disposed of 40% of the Bank’s shares to the private sector and a further 60% was privatized in February 1992. On June 6, 1999, the Bank changed its name from Banco Espírito Santo e Comercial de Lisboa, SA to Banco Espírito Santo, SA.

Historically the Bank has obtained most of its funding from deposits which, together with its own funds, are invested in loans, securities and other assets. The Bank also provides other banking services and has a network of 469 branches throughout Portugal (2001: 482 branches), and branches in London, New York, Nassau, Lausanne and Cayman Islands, an offshore branch in Madeira and nine representative offices overseas.

The BES Group (the consolidated entity) comprises the Bank and subsidiaries and associated companies providing financial and other services in Portugal and abroad (as described in Note 8).

Ordinary shares of BES are listed on the Euronext Lisbon Stock Exchange. In November 1993, the Bank’s subsidiary Espírito Santo Overseas, Ltd (ESOL) issued four million non-cumulative guaranteed preference shares that are listed on the New York Stock Exchange. In August 1999, ESOL issued another six million non-cumulative guaranteed preference shares, which are also listed on the New York Stock Exchange. Another Bank subsidiary, BES Overseas, Ltd (BESOL), issued ten million non-cumulative guaranteed preference shares that are listed on the London Stock Exchange (see Note 14).

Back to Contents

NOTE 2 - BASIS OF PRESENTATION, CONSOLIDATION PRINCIPLES AND SUMMARY OF THE KEY ACCOUNTING POLICIES

2.1 Basis of presentation

The financial statements of BES Group have been prepared for all years presented in accordance with accounting principles and practices established by the Bank of Portugal, as applicable for the banking sector (Portuguese GAAP).

These financial statements have been reclassified, in all material respects, to comply with the presentation format prescribed by Article 9 of Regulation S-X of the US Securities and Exchange Commission.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Significant differences between Portuguese GAAP and the accounting principles generally accepted in the United States (US GAAP) and their effect on the net income and on shareholders’ equity of the Group for the three years ended December 31, 2002, are set forth in Note 23.

2.2 Principles of consolidation

The financial statements reflect the assets, liabilities as at December 31, 2002 and 2001 and results for the years ended December 31, 2002, 2001 and 2000 of BES and of its subsidiaries, as well as its share in the results of associated companies.

The financial statements of subsidiaries and associated companies with headquarters abroad were prepared under the respective statutory accounting records, in accordance with local regulations. For that reason, when considered material, appropriate adjustments were made to the financial statements of the consolidated entities in order to apply consistent accounting principles with those of the parent company.

Subsidiary companies and all holdings where control is exercised by the Bank (see Note 2.2 (a)) are consolidated under the purchase method. Major intercompany balances and transactions, including corresponding costs and revenues, are eliminated in the consolidation process. The amounts that correspond to the investment of third parties in subsidiary companies are shown under minority interests. In the consolidated financial statements, the Bank’s investment in subsidiaries excluded from consolidation under the purchase method, due to the dissimilarity of its activities and investments in associated companies were accounted for under the equity method, with their value equal to the attributable share of capital, reserves and retained earnings of these companies.

Back to Contents

a)	Investments in subsidiaries

Equity holdings in which the Group has a voting interest of more than 50%, or in which BES exercises a controlling position, are consolidated under the purchase method.

b)	Investments in associated and affiliated companies

Equity holdings of less than 50% and greater than or equal to 20%, in companies where the Group does not exercise control, but in which the Group has a significant influence are treated as associated companies and are consolidated by the equity method.

c)	Other investments

Investments in unconsolidated companies are accounted for at cost (less any provisions required for permanent impairment according to the Bank of Portugal rules) if the following conditions exist:

	•	holdings of a strategic and long-term nature, and the percentage of equity held is below 20%; or

	•	holdings in companies in which the percentage held exceeds 20%, but where the Group does not have significant influence.

Income is recognized on these investments as and when received.

Regulation no. 4/2002, effective from 30 June 2002, establishes the following rules for the provision of equity holdings:

	•	The set-up of provisions is required whenever the potential losses in equity holdings are higher than 15% of the acquisition cost. The amount of provision corresponds to 40% of the unrealised losses that exceeds 15% of the acquisition cost.

	•	For the equity holdings, existing as at 31 December 2001, a transition rule was established that allow the provision for the unrealised losses (40% of the unrealised losses that exceeds 15% of the acquisition cost) to be set up according to the following rule:

	•	Financial and insurance companies: 10% each year during 10 years.

	•	Non-financial companies: 25% each year for the first three years, 15% in fourth year and 10% in fifth year.

Back to Contents

Increases in unrealised losses that occur after 30 June 2002, during the transition period, related to the equity holdings existing as at 31 December 2001, will be charged during this period.

Decreases in the unrealised losses after 30 June 2002, that occur during the transition period, with reference to the equity holdings as at 31 December 2001, cannot result in a reduction in the levels of provisions set up in the transition period, except if the value of the provision set up exceeds what would be necessary if the transition rules were not applied.

Unrealised losses provided for in 2002 for equity holdings held as at 31 December 2001 were, in accordance with Regulation no. 4/2002, recognised against Reserves.

The impact of the implementation of Regulation no. 4/2002 by BES, is disclosed in Note 7.

d)	Goodwill

Goodwill represents the difference between the acquisition cost of the investments and the corresponding share of the underlying net assets acquired and is directly written-off against Reserves and Retained earnings.

Positive and negative differences, calculated at the acquisition date or at the date of the first consolidation, between the cost of the investment and the corresponding share of the fair value of the net assets acquired are offset against reserves and retained earnings (Goodwill and Capital Reserve).

As a result, during 2002, there was a decrease in BES Group’s retained earnings amounting to euro 27,810 thousand (2001 – euro 11,180 thousand; 2000 – euro 129,924 thousand; 1999 – euro 46,344 thousand; 1998 – euro 93,739 thousand). As at 31 December 2002 the accumulated amount of Goodwill written-off against reserves and retained earnings, net of the amount of Capital Reserve, amounted to euro 253,377 thousand, of which, euro 34,261 thousand are related to the acquisitions or first consolidations in 2002 (see Note 16).

In June 1998, BES Group decided to change, with reference to January 1, 1998, its method of accounting for goodwill from capitalization (amortization under the straight-line method over a period of 25 years) to direct write-off of goodwill arising on acquisition. In connection with this change in accounting, which had the prior agreement of the Bank of Portugal and was also adopted in November 1997 by Espírito Santo Financial Group (ESFG), the parent company of the Bank, BES Group wrote off against retained earnings all unamortized goodwill remaining on its books as at that date.

Back to Contents

e)	Foreign currency translation

The financial statements of subsidiary and associated companies that are expressed in foreign currencies were translated into Euros at the spot exchange rates as at 31 December 2002, 2001 and 2000. As at 31 December 2002 exchange rate differences arising from the application of year-end exchange rates for the conversion to Euros of the opening balance net assets of foreign subsidiaries and associated companies are accounted for in reserves.

Until 31 December 2001 these exchange rate differences were accounted for under Other assets.

2.3	Key accounting principles of the Bank and BES Group

a)	Income and expense recognition

The Bank and its subsidiaries follow the accrual principle in preparing their financial statements, specifically with reference to interest income and interest expense, which are recognized when earned or incurred, irrespective of the time of collection or payment. However, where loans are more than 30 days overdue (or 90 days when collateralised), or, although not overdue, there is reasonable doubt of collectibility, the Bank and its subsidiaries cease to accrue interest, which is only recognized when and if received. Commission income from financial guarantees, letters of credit and services are taken to income as the service is provided.

b)	Trading, investment securities and treasury stock

•	Trading account securities

Trading securities are those securities which are acquired with the intent of being resold within a period not exceeding six months.

Debt securities held for trading, which comprise mainly national and foreign government bonds and other fixed-income securities are marked to market, plus accrued and uncollected interest. Unquoted bonds are valued at the lower of cost or estimated value on realization, plus accrued interest, calculated at the nominal interest rate. Differences in valuation and interest are accounted for as income or expenses of the period.

Back to Contents

Equity securities held for trading (shares and other variable-income securities) are marked to market, or if unquoted are valued, at the lower of cost or presumed market value. Gains or losses in shares that feature in the indices of the Euronext Lisbon or in shares traded on other stock exchanges with adequate liquidity are recognised directly in the statement of income. Gains or losses in other securities are deferred in the balance sheet, with full provisions against potential losses charged to earnings.

•	Investment securities

Investment securities include (a) those available-for-sale within a period of not less than six months and (b) those which the Bank and its subsidiaries have the positive intent and ability to hold until maturity.

Bonds and other fixed-income securities are shown at amortized cost. The difference between cost and par, representing the premium or discount at time of purchase, is amortized over the remaining life, and recorded in the statement of income. Accrued interest is recognized as income and shown under Prepayments and accrued income.

Unrealised losses resulting from the difference between cost and market value, or if unquoted, between cost and presumed realizable value, is fully provided and charged to earnings. The value of securities with automatic capitalization of interest includes their respective accruals of interest.

Shares and other variable-income securities are recorded at cost. Unrealised losses resulting from the differences between cost and market value, or if unquoted, between cost and the estimated realizable value, is fully provided against earnings.

Investment securities held-to-maturity are stated at lower of cost and market.

Shares transferred from investment securities available-for-sale to long term investments (see Note 7) are recorded at book value.

•	Treasury stock

Treasury stock is accounted for in Other assets, at market value. Capital gains or losses are recorded directly to the statement of income.

Back to Contents
c)	Loans and advances to customers and allowance for loan losses and sovereign risk

Loans and advances to customers are reported at their outstanding principal amount.

Allowances for loan losses for the Bank and its subsidiaries are set up on a monthly basis and in accordance with the Bank of Portugal regulatory requirements and include:

(i)	A specific allowance based on an aged analysis of overdue loans and interest. Loans are defined as being overdue after a period of 30 days. The rate of allowance ranges from 1% to 100%, depending on the age of the debt in relation to its repayment date and varies according to whether or not the credit is collateralised as described in the following table:

		Allowance (% of the
		amount outstanding)

Period since payment due	Class	Unsecured	Secured

Up to 3 months overdue (1)	I	1%	1%
Over 3 months but within 6 months	II	25%	10%
Over 6 months but within 12 months	III	50%	25%
Over 12 months but within 36 months	IV	100%	50%
Over 36 months	V	100%	100%

(1)	For consumer loans to individuals and securitized loans, the rate of allowance is 1.5% for unsecured and secured loans

(ii)	A specific allowance for doubtful loans, at a percentage no less than 50% of the average coverage provision of overdue loans, applied to the outstanding instalments of loans to any single customer, where it is ascertained that the overdue instalments of principal and interest exceed 25% of principal outstanding plus overdue interest. In accordance with the Bank of Portugal rules, overdue loans written off directly are also considered fully provisioned for the purposes of this specific allowance for doubtful loans;

(iii)	A category risk allowance to cover latent bad and doubtful debts which are present in any loan portfolio, including acceptances, guarantees, and other indirect exposures, but which have not been specifically identified as overdue or doubtful. In accordance with the Bank of Portugal rules, the allowance must amount to not less than 1% of the total performing loans, including acceptances, guarantees, and other indirect exposures, except for consumer credit to individuals and securitized loans for which the minimum allowance required is 1.5%; and

(iv)	A sovereign risk allowance for financial assets and off-balance sheet credit facilities granted to foreign companies or governments considered to be of risk, in accordance with the Bank of Portugal rules, with the following exceptions:

•	items in foreign branches that are expressed and are payable in the local currency of that country, which are covered by resources expressed in that same currency;

•	equity investments;

•	foreign branches of banks headquartered in the member states of the European Union;

•	items guaranteed by certain entities, as specified in current legislation, provided that the guarantee includes transfer risk; and

•	foreign short-term commercial loans which comply with the Bank of Portugal rules for exemption.

For the Bank’s foreign subsidiaries, sovereign risk allowances are determined in accordance with local regulations.

The level of allowances determined in accordance with the procedures summarized above is considered by the Management of BES Group to be sufficient to cover credit risks and country risks identified as of this date based on the economic and commercial analysis performed.

Back to Contents

d)	Property and equipment

Property and equipment are valued at cost, less accumulated depreciation. However, the property and equipment of the Bank and of certain subsidiaries have been periodically revalued in accordance with applicable legislation, by applying government approved inflation indices to the historical cost and related accumulated depreciation. During 1991, the Bank also recorded a revaluation increment of euro 93,146 thousand based on the market value of premises used in its own activities. This revaluation, which was made prior to the privatization of the Bank, was based on the lower of the market values, on a property-by-property basis, as determined by two third party real estate appraisers working independently of each other. The net increment arising from these revaluations were credited to the revaluation reserves under shareholders’ equity. However, by the end of 2000, all the revaluation reserves had been incorporated into issued share capital.

Depreciation is calculated by the straight-line method, on a duodecimal basis on historic or revalued cost, at annual rates permitted for tax purposes, according to the periods shown below, which are not believed to differ materially from the assets’ estimated useful lives:

Estimated useful life (years)

Buildings	50
Improvements in leased property	10
Computer equipment	4 - 5
Furniture and fittings	4 - 12

A percentage equal to 40% of the increase in depreciation resulting from revaluations recorded by the Bank is not accepted as a tax-deductible expense.

Back to Contents
e)	Intangible assets

Branch installation expenses, electronic data-processing system expenses, capital increases, and preferred stock issuance expenses are amortized on a duodecimal basis over three years from the financial year in which they are incurred, by the straight-line method.

f)	Foreign exchange transactions

Currency transactions are recorded in accordance with multi-currency principles, each transaction being recorded exclusively as a function of the respective currency. This method requires that all foreign currency balances, except for notes and coins, are to be translated into euros at the spot reference rate of exchange published by the Bank of Portugal.

Spot and forward foreign currency purchases and sales are immediately recorded in the exchange position on date of closing. Whenever changes in the net balances in the various currencies arise from these transactions, entries are made in the spot and forward exchange accounts in accordance with the following revaluation criteria:

°	Spot exchange position

The spot exchange position in each currency is the net balance of assets and liabilities in that currency, excluding the spot exchange position that is covered by forward operations, plus spot operations awaiting settlement and forward operations falling due within the following two business days. The spot position is revalued daily, based on the reference rates of the day as announced by the Bank of Portugal, being the exchange differences accounted for as gains or losses in the statement of income.

°	Forward exchange position

The forward exchange position in each currency represents the net balance of forward operations awaiting settlement, which are not intended to cover the spot position, except those that mature within the following two business days. All such exchange contracts (currency forwards) are revalued at forward market exchange rates, or in the absence of these, on the basis of interest rates applicable to the remaining life of each operation. The differences between the Euro equivalents at the contracted rates represent the income or expense arising from revaluation of the forward position, and are recognised in the statement of income.

Back to Contents
g)	Derivative financial instruments

The Bank classifies derivative financial instruments according to whether they are contracted for trading purposes or purposes other than trading (hedging). Derivative instruments used for hedging risks inherent in trading operations are classified as trading operations.

The derivative instruments used for hedging purposes, identified as such in a contract at the outset, are intended for eliminating or substantially reducing exposure to market risk, or to modify risk profiles in exposures to interest rate changes inherent in certain assets, liabilities, cash flows or off-balance-sheet items.

Derivative financial instruments are classified as hedging instruments if they comply, cumulatively, with the following conditions:

•	the position to be hedged is clearly identified and exposes the Bank to the risk of losses arising from potential changes in interest rates, prices and credit risk that certain assets, liabilities, off-balance sheet items and cash-flows might be exposed to;

•	are specifically classified as hedging in the Bank’s internal documentation;

•	that changes in value in the derivative financial instrument are correlated with changes in opposite direction in the position to be hedged, such that the hedging instrument is efficient, eliminating or reducing considerably the risk of a loss in the hedged position, from the beginning of the contract until maturity.

If a derivative instrument classified as hedge is sold or abandoned before its maturity, the realized gain or loss is immediately recognised in the statement of income. If the hedged item is sold or abandoned, or the hedge ceases to be effective, the corresponding derivative instrument is immediately reclassified as a trading instrument.

Back to Contents

Results obtained from hedging contracts are accounted for in accordance with the same principle followed to the results with the opposite sign of the hedged items.

Derivate financial instruments that do not comply with the above-mentioned conditions are accounted for, as trading positions.

Gains or losses in derivative financial instruments are accounted for, as described for each type of instrument:

º	Currency Swaps

Currency swaps and operations involving coverage of spot positions by forward operations, designed to eliminate or substantially reduce risk inherent in assets and liabilities (hedging operations) are not taken into account in the revaluation of spot and forward positions. Premiums and discounts on these operations are amortized up to their maturity, as an offset to costs or income.

º	IRS, CIRS, Equity Swaps, Credit Default Swaps and FRA

Interest rate swaps, currency and interest rate swaps, equity swaps, credit default swaps and forward rate agreements are recorded under the off-balance-sheet headings at their notional value up to maturity, and are classified as either trading or hedging instruments.

Trading operations, including those initially classified as hedging and subsequently transferred to the trading portfolio as they ceased to comply with the requirements for their classification as such, are marked to market and gains and/or losses resulting from these operations are recognized as costs or revenues for the period.

Hedging operations are valued and recognized as revenues/costs in accordance with the criterion applicable to the hedged assets or liabilities.

º	Futures

Trading positions in future contracts traded in organized markets are recorded in the off-balance-sheet accounts at their notional value and are marked to market. Realized and unrealised gains and losses (the gain or loss that arises on closing out the position) are recorded in the statement of income for the period.

º	Currency options, Interest rate options, Equity options, Swaptions and Interest Rate Caps and Floors

Back to Contents

Options traded in organized markets

Currency options, interest rate options and equity options are recorded under the off-balance-sheet headings at their notional value up to maturity. These contracts are marked to market and realized and unrealised gains and losses derived from their daily revaluation are recorded in the statement of income for the period.

Options traded in Over the Counter (OTC) markets

Currency options, interest rate options, equity options and swaptions, as well as interest rate caps and floors are recorded under the off-balance-sheet headings at their notional value up to maturity.

Premiums on options are recorded under Accruals and Deferred income, up to the time of the exercise, sale, or abandonment of the option, when they are recorded in the statement of income. These contracts are valued under an appropriate prudent valuation being recorded in the statement of income the potential gain or loss determined based on its market value.

Hedging option contracts are valued and recognized as income/costs in accordance with the criterion applicable to the assets or liabilities covered.

h)	Retirement pensions

In light of the liabilities assumed by the Bank and its subsidiaries within the framework as stipulated in the ACTV "Acordo Colectivo de Trabalho Vertical" for the Banking Sector, Pension funds (ACTV Pension Funds) designed to cover retirement benefits on account of age, including widows and orphans benefits and disability were set up for the entire work force.

In 1998 the Bank and the Group’s subsidiaries decided to set up an autonomous open-end pension fund - the Fundo de Pensões Aberto GES - to cover complementary pension benefits of employees and pensioners.

Both funds, “Fundos de Pensões ACTV” and “Fundo de Pensões Aberto GES” are managed by ESAF – Espírito Santo Fundos de Pensões, S.A., a subsidiary of the Bank.

Back to Contents
In accordance with Regulation no. 12/2001 of the Bank of Portugal, effective from 31 December 2001, the projected benefit obligation is determined using the projected unit credit method, and following the actuarial and financial assumptions in compliance with those required by the Bank of Portugal, as described in Note 13.

In accordance with the referred Regulation, the annual pension expense that includes service cost, interest cost and the expected return on plan assets is recognized in the profit and loss account.

The actuarial gains and losses determined annually, arising from differences between the actuarial and financial assumptions used and real values obtained are recognized as an asset or liability and its accumulated value is recognised in the profit and loss account using the corridor method.

This method establishes that the actuarial gains and losses accumulated at the beginning of the year that exceed the greater of 10% of the pension liabilities or the fair value of plan assets, as at the beginning of the year, are recognised under Receivables and prepayments – Deferred costs (pensions) and charged to the profit and loss account over a ten year period. The actuarial gains and losses accumulated at the beginning of the year that are within the above-mentioned limit, are accounted for under Receivables and prepayments - Fluctuations (pensions) and are not subject to amortization.

In accordance with Regulation no. 12/2001, the expenses with pre-retirements incurred in 2002 are accounted for as an asset and amortized over 10 years. On 23 May 2001 the Bank of Portugal, through its Circular Letter nº 12/01/DSBDR, allowed the costs with pre-retirements liabilities to be recorded against retained earnings. In 2001, the Bank requested the authorization of the Bank of Portugal, which was granted, to recognize these costs, in the amount of euro 66.8 millions, against the share premium balance.

The amortization of the shortfall calculated as at 31 December 1994, regarding employees with estimated retirement date after 31 December 1997, is being charged against the profit and loss account, on a systematic basis during their expected service years. Annually, extraordinary charges (anticipation charges) are made as a result of the reduction of the population covered by this scheme.

The Bank and its subsidiaries make payments to the fund in order to maintain its solvency and to comply with the minimum levels required by the Bank of Portugal, which based on Regulation no. 12/2001 are the following:

•	the liability with pensioners shall be totally funded at the end of each year;

•	the liability with employees in service shall be funded at a minimum level of 95%.

Back to Contents
i)	Distribution of profits to employees

In accordance with the by-laws of the Bank and certain subsidiaries, a majority vote of shareholders present at the Annual General Meetings is required to approve any percentage distribution of the profits to be paid to the employees. The Board of Directors decides on the most appropriate criteria for allocation of this amount among employees.

In Portugal, the amounts payable to the employees are considered to be a distribution of profits on the same basis as dividends payable to the shareholders because they are legally a reallocation of entitlements from shareholders to employees.

This payment is charged to retained earnings in the financial statements but is deductible for tax purposes from the profits of the year to which it relates.

j)	Depositors’ Guarantee Fund

In accordance with Decree-Law nº 298/92, of December 31, the Depositors' Guarantee Fund was established by the Portuguese regulatory authorities in 1994 which required the participation of the Portuguese banks of BES Group.

The initial contribution to the Fund was made in December 1994, and was recorded within other assets. Because the contribution represents a form of protection for the participating institutions against risks to the stability of the Portuguese banking industry, the initial contribution was amortized to the income statement in equal monthly installments over 60 months commencing on January 1, 1995, as required by the regulatory authorities.

From January 1, 1995, the amount of the annual contribution has been determined based on 0.1% of the prior year's average monthly eligible deposits established by the Portuguese regulatory authorities. Annual contributions are recognized as expenses for the financial year in which they are paid. The unpaid portion of annual contribution that is guaranteed by certificates of deposit will be recognized by the Group as an expense, when and if the Depositors’ Guarantee Fund requires its payment.

k)	Year 2000 and euro implementation costs

The costs specifically associated with the implementation of the euro were deferred in the balance sheet, within other assets, and amortized on a straight-line basis until the end of 2001, in accordance with regulatory requirements from the Bank of Portugal.

The costs specifically associated with the resolution of the year 2000 issues were recorded in the balance sheet, in property and equipment or intangible assets, in accordance with their nature. Depreciation or amortization is calculated in accordance with the policies defined above for these categories of assets (between 3 and 4 years).

Back to Contents
l)	Provisions for other assets

On 31 December 2002, complying with Article 11 of Bank of Portugal Regulation no. 3/95, the Group set up provisions in the amount of euro 9,374 thousand (31 December 2001 – euro 6,908 thousand), to cover potential losses determined by the difference between the book value of assets arising out of recovered loans, included under Other debtors, and the expected selling price of those assets, less anticipated selling expenses. These properties are not subject to depreciation.

m)	Finance lease

°	As lessee

Finance lease contracts are recorded at the inception date, under Tangible assets and Other liabilities, at the cost of asset leased, which is equal to the present value of outstanding lease installments. The tangible asset is depreciated as described in Note 2.3 d).

Installments comprise (i) an interest charge, and (ii) amortization of principal, which is deducted from Other liabilities. Financial charges are recognized as costs over the lease period, in order to produce a constant periodic rate of interest on the remaining balance of liability for each financial year.

°	As lessor

Assets leased out are recorded in the balance sheet as loans granted, for the amount equal to the net investment made in the leased assets.

Interest included in installments charged to customers is recorded as revenue, while amortization of principal, also included in the installments, is deducted from the global amount of the capital financed. The recognition of the financial earnings reflects a constant periodic rate of return on the lessor's net outstanding investment.

Back to Contents
n)	Marketable securities received for deposit

Marketable securities received for deposit are recorded in off-balance sheet accounts at market price, or where unquoted, at the corresponding nominal value.

o)	Statements of cash flows

For the purpose of reporting cash flows, Cash and due from banks represents the amounts included in the balance sheet captions “Cash and due from banks”.

p)	Securitization of financial assets

The Group carries out asset securitization transactions with specific financial entities, set up by third parties for that purpose, whose funding is financed by debt issuance, by those entities in international financial markets. The Group’s accounting policy relative to these transactions is to record the sale of assets and derecognise them from the balance sheet whenever the buyer (financial entity) acquires, without recourse, all rights and obligations inherent to these assets (see Note 25). The gain or loss generated in these operations if any, measured by the difference between the proceeds and the book value of the assets sold is recognized as a gain or loss for the period.

The Notes acquired by the Group following these transactions are recognized as investment securities, as defined in Note 2.3 b).

With respect to Instruction no. 27/2000 of Bank of Portugal, provisions are recorded against the Notes or other assets acquired, by an equivalent amount to the provisions for general and specific risks that the assets sold would require if they had remained in the balance sheet, considering as a limit the book value of the notes and of the other assets acquired.

q)	Income taxes

The Bank and its subsidiaries headquartered in Portugal are subject to the tax regime considered in the Corporate Income Tax Code (IRC). However, the financial branches in the Madeira Free Zone (BES and BIC) will enjoy exemption of IRC up to 31 December 2011, based on article 41 of the Tax Benefit Statute, as stated in Decree-Law no. 84/93, 18 March.

Subsidiaries headquartered abroad are subject to taxation in accordance with local tax regulations.

Where there are substantial differences between accounting and taxable earnings, the respective deferred taxes are recorded.

Back to Contents

NOTE 3 - INTEREST-EARNING DEPOSITS WITH OTHER BANKS

	2001	2002

Certificates of deposits - Bank of Portugal	259,204	175,552
Deposits with financial institutions
° Domestic	473,152	224,496
° Foreign	1,320,629	3,076,587
Interbank money market	183,448	294,397
Other	1,440,141	1,776,321

	3,676,574	5,547,353

As of December 31, 2002, the average annual interest rate received on certificates of deposits with the Bank of Portugal was approximately 3.4% (December 31, 2001: approximately 4.6%).

As of December 31, 2002, Deposits with financial institutions – domestic had an average annual interest rate of 2.86% (December 31, 2001: 4.52%). Deposits with financial institutions – foreign are remunerated at international market interest rates.

The total amount of certificates of deposit, 39,962 thousand Euros (2001 – 25,386 thousand Euros) are pledged in guarantee of the irrevocable commitment for payment of the remaining portion of annual contribution from 1997 to 2002 to the Depositors’ Guarantee Fund.

NOTE 4 - TRADING ACCOUNT SECURITIES

The following table summarizes the book value and the acquisition cost for the trading account securities portfolio as at December 31, 2001 and 2002.

	2001		2002

	Acquisition	Book	Acquisition	Book
	cost	value	cost	value

Listed securities
Government agency securities	270,725	269,934	76,505	77,009
Corporate debt securities	104,471	105,944	61,625	60,535
Equity securities	103,351	104,506	232,740	227,523

	478,547	480,384	370,870	365,067

Non-listed securities
Government agency securities	5,278	5,278	8,614	8,614
Corporate debt securities	22,443	22,443	23,385	23,387
Equity securities	3,676	3,761	4,514	4,509

	31,397	31,482	36,513	36,510

	509,944	511,866	407,383	401,577

Back to Contents

NOTE 5 - INVESTMENT SECURITIES

The investment securities portfolio of BES Group is analyzed as follows:

		Amortized acquisition cost	Unrealized losses recorded	Book value	Unrealized gains/(losses)	Fair value

AS OF DECEMBER 31, 2001
Investment securities available-for-sale
Government agency securities -
Portuguese issuers		445,873	(6,482)	439,391	581	439,972
Foreign issuers		402,480	(5,992)	396,488	2,904	399,392
Corporate debt securities		2,843,920	(60,895)	2,783,025	11,747	2,794,772

		3,692,273	(73,369)	3,618,904	15,232	3,634,136
Marketable equity securities		468,016	(64,835)	403,181	3,415	406,596
Subordinated debt		5,673	(1,305)	4,368	—	4,368

		4,165,962	(139,509)	4,026,453	18,647	4,045,100

Investment securities held-to-maturity
Government agency securities	1)	847,171	(3,194)	843,977	3,005	846,982
Corporate debt securities	2)	63,083	(62)	63,021	292	63,313

		910,254	(3,256)	906,998	3,297	910,295

		5,076,216	(142,765)	4,933,451	21,944	4,955,395

		Amortized
		acquisition	Unrealized	Book	Unrealized	Fair
		cost	losses recorded	value	gains/(losses)	value

AS OF DECEMBER 31, 2002
Investment securities available-for-sale
Government agency securities -
Portuguese issuers		79,677	(410)	79,267	176	79,443
Foreign issuers		314,650	(2,945)	311,705	1,423	313,128
Corporate debt securities		2,727,826	(74,785)	2,653,041	31,576	2,684,617

		3,122,153	(78,140)	3,044,013	33,175	3,077,188
Marketable equity securities		620,700	(109,883)	510,817	15,423	526,240
Subordinated debt		10,256	(3,285)	6,971	2,141	9,112

		3,753,109	(191,308)	3,561,801	50,739	3,612,540

Investment securities held-to-maturity
Government agency securities	1)	721,221	(2,773)	718,448	2,898	721,346
Corporate debt securities	2)	75,902	(65)	75,837	474	76,311

		797,123	(2,838)	794,285	3,372	797,657

		4,550,232	(194,146)	4,356,086	54,111	4,410,197

1)	Refers to US Government bonds in the portfolio of the Bank's New York branch and ES Bank subsidiary.
2)	Relates to the portfolio of Bank's subsidiaries BESI and ES Bank.

Back to Contents

The analysis of investment securities by period to maturity, as at December 31, 2002, is as follows:

	Up to 1 year	1 to 5 years	5 to 10 years	Over 10 years	Total

Available-for.sale:
Government agency securities - Domestic	15,056	37,139	1,487	25,995	79,677
Government agency securities - International	65,353	47,485	188,940	12,872	314,650
Corporate debt securities	280,912	547,525	1,236,614	662,775	2,727,826
Marketable equity securities	—	—	—	620,700	620,700
Subordinated debt	—	—	—	10,256	10,256

	361,321	632,149	1,427,041	1,332,598	3,753,109

Held-to-maturity:
Government agency securities	81,409	591,224	48,588	—	721,221
Corporate debt securities	61,822	14,080	—	—	75,902

	143,231	605,304	48,588	—	797,123

Total	504,552	1,237,453	1,475,629	1,332,598	4,550,232

Net gains from investment securities sold in 2000, 2001 and 2002 are as follows:

	2000	2001	2002

Gains	184,167	155,212	122,637
Losses	(50,860)	(149,516)	(96,350)

Net gains	133,307	5,696	26,287

During the years ended December 31, 2001 and 2002, the allowance for unrealized losses in investment securities had the following movements:

	2001	2002

Opening balance	148,327	142,765
Provisions charged to income	29,950	74,236
Provisions recognized against reserves (See note 2.2 c))	—	3,804
Charge-offs	(37,373)	(50,959)
Transfers	1,325	26,519
Exchange differences	536	(2,219)

Closing balance	142,765	194,146

The amortized cost, fair value and average annual yield of securities (other than marketable equity securities) as of December 31, 2002, by contractual maturity, are summarized below:

	Securities available for sale			Securities held to maturity

	Cost	Fair value	Average yield	Cost	Fair value	Average yield

Due within in one year	361,321	360,749	1.92%	143,231	142,687	2.88%
Due after one year through five years	632,149	634,319	4.58%	605,304	605,704	4.43%
Due after five years through ten years	1,427,041	1,408,310	3.68%	48,588	49,266	1.98%
Due after ten years	711,898	682,922	3.36%	—	—	—

	3,132,409	3,086,300	3.59%	797,123	797,657	4.00%

As referred in Note 2.3 p), securities acquired by the Group following securitization transactions are accounted for under Investment securities. Provisions are made complying with Instruction no. 27/2000, of the Bank of Portugal, and are included in specific provisions for investment securities (see Note 25).

Back to Contents

NOTE 6 - LOANS AND ADVANCES TO CUSTOMERS

	2001	2002

Domestic
Commercial lines of credit	7,243,524	8,055,245
Mortgage loans	8,235,028	8,241,439
Instalment loans to individuals	1,736,722	1,659,571
Commercial bills discounted	932,468	1,053,293
Overdrafts	375,574	530,915
Finance leases	1,058,258	911,073
Other credit instruments and bills	325,173	420,004
Factoring	409,842	531,769
Loans to financial institutions	92,727	26,553
Other loans	476,554	632,354

	20,885,870	22,062,216

Foreign
Commercial loans	3,364,332	3,228,477
Loans to foreign financial institutions	129,488	101,084

	3,493,820	3,329,561

Overdue loans and interest
Domestic	411,837	508,322
Foreign	41,005	40,447

	452,842	548,769

Loans and advances to customers, gross	24,832,532	25,940,546

Less - Allowance for loan losses	(611,962)	(731,425)

Loans and advances to customers, net	24,220,570	25,209,121

During 2002, BES Group carried out two securitization transactions, one of consumer credit (150 million Euros) and leasing (300 million Euros) and a second transaction of mortgage loans in the amount of 1,000 million Euros (see Note 25).

As of December 31, 2001 and 2002, the Group's total exposure to countries with sovereign debt problems as defined by the Bank of Portugal, including loans, investment securities, other assets and financial instruments with off-balance sheet risk and the related allowances are as follows:

Back to Contents

	2001			2002

	Gross		Net	Gross		Net
	exposure		exposure	exposure		exposure
Country	amount	Allowances	amount	amount	Allowances	amount

	1)	2)		1)	2)
Angola	101,808	(9,205)	92,603	123,161	(22,781)	100,380
Brazil	440,721	(4,353)	436,368	294,441	(1,844)	292,597
Hong Kong	31,224	(209)	31,015	223	—	223
Bahamas	18,867	(84)	18,783	32,177	(38)	32,139
South Korea	20,427	(483)	19,944	9,566	—	9,566
Panama	33,117	—	33,117	26,863	—	26,863
Morrocco	59,201	(4)	59,197	48,193	—	48,193
Others	192,331	(2,997)	189,334	164,479	(1,725)	162,754

Total	897,696	(17,335)	880,361	699,103	(26,388)	672,715

1)	The gross exposure amount does not include (i) securities issued by entities resident in the countries above mentioned and listed in organized markets and (ii) BES Group investment in companies with head offices in those countries.
2)	Calculated in accordance with the Bank of Portugal regulations (see Note 2.3 c) (iv)).

The allowance for loan losses comprises:

			Sovereign
	Specific	Category	and other
	allowance	risk	risks	Total

Balance as of December 31, 1999	290,320	204,956	21,204	516,480
Provisions charged to income	70,139	57,389	11,584	139,112
Charge-offs	(58,852)	(851)	—	(59,703)
Transfers	2,804	(3,207)	(1,612)	(2,015)
Exchange differences and other adjustments	7,148	3,134	1,596	11,878

Balance as of December 31, 2000	311,559	261,421	32,772	605,752
Provisions charged to income	108,291	31,152	3,139	142,582
Charge-offs	(115,504)	—	(24,977)	(140,481)
Transfers	(97)	(8,047)	(146)	(8,290)
Exchange differences and other adjustments	5,963	3,493	2,943	12,399

Balance as of December 31, 2001	310,212	288,019	13,731	611,962
Provisions charged to income	144,219	72,528	(487)	216,260
Charge-offs	(98,934)	(756)	—	(99,690)
Transfers	(2,627)	(10,980)	973	(12,634)
Exchange differences and other adjustments	20,302	(135)	(4,640)	15,527

Balance as of December 31, 2002	373,172	348,676	9,577	731,425

During the years 2000, 2001 and 2002 the recoveries of loans previously written-off were taken directly into income and amounted to euro 4,337 thousand, euro 4,913 thousand and euro 8,412 thousand, respectively.

The gross interest income that would have been recorded during the year ended December 31, 2002, on non-accrual loans (including overdue loans) and troubled debt restructuring (being loans whose interest rates are below market rates) in accordance with their original terms and conditions, amounted to euro 30,651 thousand (2001: euro 30,428 thousand; 2000: euro 25,999 thousand).

Back to Contents

The maturity profile of the loan portfolio, as of December 31, 2002, can be analyzed as follows:

	Up to	3 to 6	6 months	1 to	After
	3 months	months	to 1 year	5 years	5 years	Undetermined	Total

Domestic:
Commercial	3,894,868	1,227,644	1,593,353	2,050,385	2,049,383	262,264	11,077,897
Financial	11,773	12,121	106	2,546	7	—	26,553
Agricultural	91,661	27,322	36,698	36,398	34,695	5,103	231,877
Real estate - construction	314,295	248,442	215,326	237,695	76,488	8,899	1,101,145
Real estate - mortgage	12,053	12,336	30,065	125,376	8,061,609	131,474	8,372,913
Installment loans to individuals	70,354	37,935	235,312	1,116,173	199,797	100,582	1,760,153

Total domestic	4,395,004	1,565,800	2,110,860	3,568,573	10,421,979	508,322	22,570,538

International:
Commercial	48,217	15,001	54,627	127,275	30,276	2,691	278,087
Financial	6,852	4,583	8,961	5,330	75,358	—	101,084
Industrial	99,811	46,608	120,319	197,595	105,428	11,112	580,873
Governments and official institutions	—	—	10,480	3,961	—	—	14,441
Other loans	546,664	305,034	244,436	529,966	742,779	26,644	2,395,523

Total international	701,544	371,226	438,823	864,127	953,841	40,447	3,370,008

Total loans	5,096,548	1,937,026	2,549,683	4,432,700	11,375,820	548,769	25,940,546

Back to Contents

NOTE 7 - INVESTMENTS IN OTHER EQUITY HOLDINGS AND ASSOCIATED COMPANIES

	Participation (%)		Book value
	2001	2002	2001	2002

INTERATLÂNTICO, SA (IASA) (1)	100.00	19.00	—	—
Kredit Bank BPI (5)	19.86	—	139,974	—
BES Vénétie (4)	21.00	40.00	11,329	25,049
BMCE Bank	2.77	2.77	26,375	25,123
Bradesco (1)	1.43	3.29	109,737	162,781
Portugal Telecom (2)	1.45	2.80	179,782	327,223
PT Multimédia (PTM) (2) (3)	8.13	8.13	296,052	296,052
Others	—	—	70,141	26,364

			833,390	862,592
Less: Provision for unrealised losses			(70,486)	(30,131)

Book Value			762,904	832,461

Fair Value			553,264	523,464

(1)	Interatlântico was acquired in September 1997 and was accounted for under the equity method since that date. In September 1999, BES Group’s proportionate share of the losses of IASA, reduced the investment in the equity of this associated company to zero. During 2002, the restructuring process of IASA was concluded. As a result, BES concentrated its stake in Banco Bradesco SA (3.29%), and disposed of its 81% stake capital in IASA. Currently, BES holds 19% of the voting rights in IASA and 12.4% of the economic interest.
(2)	As at December 31, 2002, BES held 12,762 thousand shares of PT Multimedia, SGPS (PTM) and 33,642 thousand shares of Portugal Telecom, corresponding to a cost of holding of 296,052 thousand (Market value – euro 127,576 thousand) and euro 327,223 thousand (Market value – euro 220,353 thousand), respectively. These holdings are part of the strategic agreement signed with Portugal Telecom Group on April 5, 2000. The agreement was created to seize opportunities in the “New Economy”.
(3)	During 2001 PTM made a tender offer for PT Multimédia.com shares. The exchange ratio was 1 share of PTM for 2.7589 shares of PT Multimédia.com.
(4)	BES Vénétie: BES increased its share from 21% to 40%, with an investment of 10,286 thousand Euros. This acquisition generated a Capital reserve of 1,611 thousand Euros.
(5)	Kredyt Bank: Since the beginning of 2002, the sale of this investment was being considered, therefore it was transferred to the Securities portfolio at the beginning of 2002. The sale was completed at the end of the first quarter and it generated a gain of approximately 18 million Euros, which is accounted for under Profits arising from trading activity.

Back to Contents

For the investments presented above, the book value for BES Vénétie (and for IASA in 2001) represents recognition under the equity method. The remaining investments presented are recorded at acquisition cost.

The application of Regulation no. 4/2002 resulted in the identification of unrealized losses which were calculated following the requirements of the Bank of Portugal using the average of the daily stock price over the last six months. These unrealized losses are as follows

						Provisions

							Remaining
				15% of the		Minimum	(Deduction in
	Acquisition	Market	Unrealised	acquisition		Provision	regulatory
	cost	value	losses	cost	Total	(a)	capital
Company	(1)	(2)	(3) = (1-2)	(4) = (1x 15%)	(5) = (3 - 4)	(6) = (40% x 5)	(7) = (5 - 6)

BMCE	25,123	14,642	10,481	3,768	6,713	2,685	4,028
Banco Bradesco - Pref.	71,588	51,842	19,746	10,739	9,007	3,604	5,404
Transition rule	50,330	39,567	10,763	7,550	3,213	1,286	1,928
Normal rule	21,258	12,275	8,983	3,189	5,794	2,318	3,476
Banco Bradesco - Ord	91,193	59,217	31,976	13,679	18,297	7,319	10,978
Portugal Telecom	327,224	205,480	121,931	49,084	72,963	29,185	43,778
Transition rule	326,452	204,521	121,931	48,968	72,963	29,185	43,778
Normal rule	772	959	—	116	—	—	—
PT Multimedia	296,052	98,533	197,519	44,408	153,111	61,244	91,867

	811,180	429,714	381,653	121,678	260,091	104,037	156,055

(a) –	To be provided for in a period between five to ten years.

During 2002, the Group charged against reserves and net income provisions for investments in the amount of euro 26,009 thousand, in accordance with Regulation no. 4/2002, as referred in Note 2.2 c). The provisions charged against reserves and net income are analyzed as follows:

		Provisions
	Acquisition			Book	Market
	Cost	Reserves	Net Income	Value	Value

BMCE Bank	25,123	671	—	24,452	14,642
Bradesco	162,781	2,151	580	160,050	111,059
Portugal Telecom	327,224	7,296	—	319,928	205,480
PT Multimédia (PTM)	296,052	15,311	—	280,741	98,533

	811,180	25,429	580	785,171	429,714

Back to Contents

NOTE 8 - BANK’S CONSOLIDATED SUBSIDIARIES

The main activity and date of incorporation / acquisition of each of the Bank’s subsidiaries consolidated as at December 31, 2002 are as follows:

				Date of
			Date of	acquisition
Company	Location	Activity	incorporation	by the Bank

Banco Internacional de Crédito, SA (BIC)	Portugal	Banking	1986	1995
Banco Espírito Santo de Investimento, SA (BESI)	Portugal	Banking	1993	1997
Banco Espírito Santo, SA (BESSA)	Spain	Banking	1972	1992
Spainvest, SA (SPAINVEST)	Luxembourg	Holding company	1993	1994
Banco Espírito Santo Oriente, SA (BES ORIENTE)	Macau	Banking	1995	1995
Besleasing Imobiliária - Sociedade de Locação Financeira, SA
(BESLEASING IMOBILIÁRIA)	Portugal	Leasing	1990	1990
Besleasing Mobiliária - Sociedade de Locação Financeira, SA
(BESLEASING MOBILIÁRIA)	Portugal	Leasing	1990	1990
CREDIFLASH, SA	Portugal	Consumer credit	1991	1991
CREDIBOM, SA	Portugal	Consumer credit	1995	1995
ESAF - Espírito Santo Activos Financeiros, SGPS, SA (ESAF SGPS)	Portugal	Holding of management funds	1992	1992
ESDATA - Espírito Santo Data Informática, SA	Portugal	IT services	1990	1995
ESGEST - Espírito Santo Gestão de Instalações, Aprovisionamentos		Management of office administration
e Comunicações, SA	Portugal	and communications	1995	1995
CENTIMO - Sociedade de Serviços, SA	Portugal	Security services	1988	1995
GESFINC - Espírito Santo Estudos Financeiros e de Mercado de Capitais, SA	Portugal	Underwriting and sectorial surveys	1992	1995
Espírito Santo Representações, Ltd (ES REPRESENT.)	Brazil	Representative office	1996	1996
Espírito Santo e Comercial de Lisboa, Inc. (ESCLINC)	United States	Representative office	1982	1997
ESOL	Cayman Islands	Issuance of preference shares	1993	1993
BESNAC - Banco Espírito Santo North American Corporation	United States	Issuance of commercial paper	1990	1990
BESOL	Cayman Islands	Issuance of preference shares	1996	1996
BES FINANCE, Ltd	Cayman Islands	Issuance of bonds	1997	1997
EUROGES - Aquisição de Créditos a Curto Prazo, SA	Portugal	Factoring	1989	1991
Espírito Santo Cobranças, SA (ES COBRANÇAS)	Portugal	Recovery of overdue loans	1998	1998
ES DEALER-Sociedade financeira de corretagem, SA	Portugal	Brokerage	1989	1991
ES CAPITAL - Sociedade de capital de risco, SA	Portugal	Capital risk investment company	1996	1996
ES PLC	Ireland	Non-bank finance company	1999	1999
E.S.Financial Consultants, SA	Portugal	Portofolio management	1994	2000
ES Contact Center, gestão de Call Centers, SA (ES CONTACT CENTER)	Portugal	Management of call centers	2000	2000
BES.COM, SA	Portugal	Holding company	2000	2000
Esprito Santo Bank, SA (ES Bank)	United States	Banking	1963	2000
Espirito Santo Prestação de Serviços, ACE (ES ACE)	Portugal	Property and equipment maintenance	1998	1998
Banco Electrónico de Serviço Total, SA (BEST)	Portugal	Internet banking	2001	2001
BES ANGOLA, SA	Angola	Banking	2001	2001
Quinta dos Conegos-Sociedade Imobiliária, SA	Portugal	Real Estate	1991	2000
JAMPUR Trading Internacional, Soc. Unipessoal, Lda	Portugal	Holding Company	1999	2001
Banco Espirito Santo dos Açores, SA (BAC)	Portugal	Banking	2002	2002
BES Internacional SGPS. SA (BES INT SGPS)	Portugal	Holding Company	2002	2002

Back to Contents

The major acquisitions made by BES Group and new subsidiaries established during 2000, 2001 and 2002 were as follows:

Company	Year of acquisition		Consideration	Total Cost

BESI	2000		stock	111,783
ES Bank	2000		stock	71,027	(1)
Benito y Monjardim / ESAF, SA	2000		stock	95,242
BES Angola	2001		stock	11,342
BES.Com/BEST	2000 and 2001	(2)	stock	50,000
BES Açores	2002		stock	10,066
BES INT SGPS/BESIL	2002		stock	75,040

(1)	Total cost valued at the exchange rate at acquisition date.
(2)	Acquisition was entered into prior to June 30, 2001.

Had the companies been acquired at the beginning of each respective year, proforma results would not have been materially different from actual results.

Back to Contents

The composition of the Group, being those companies in which the Bank has a direct or indirect participation greater or equal to 20% which were included in the consolidation is as follows:

a)      The structure of the main companies owned by BESI (1), BESSA (2), ESAF SGPS (3), BES.COM (4) and ESDATA SGPS (5) are shown on the following page.

Back to Contents
(1)	BESI subsidiaries are as follows:

	Date of
	incorporation	Effective
Company	/acquisition	participation (%)	Location	Activity

Espírito Santo Securities, Inc	1998	100.0	United States	Financial
ESSI SGPS, SA	1997	100.0	Portugal	Holding company
ESSI Comunicações SGPS, SA	1998	100.0	Portugal	Holding company
Espírito Santo Investments, Plc	1996	100.0	Ireland	Financial
ESSI Investimentos SGPS, SA	1998	100.0	Portugal	Holding company
Benito y Monjardin, SVB, SA	2000	50.0	Spain	Portfolio management
ESI Investimentos	1996	100.0	Brazil	Holding company
º BES Investimento (a)	2000	80.0	Brazil	Investment banking

a)	This entity owns an effective participation of 100% of BES Securities (Brokerage).

(2)	BESSA subsidiaries and associated companies are as follows:

		Date of
		incorporation	Effective
Company		/acquisition	participation (%)	Location	Activity

Espírito Santo Servicios, SA		1997	99.98	Spain	Financial
Benito y Mojardin SVB, SA	a)	2000	50.00	Spain	Portfolio management
Espirito Santo Activos Financieros, SA	b)	2000	50.00	Spain	Assistant and consultancy services
Espirito Santo Pensiones, SGFP		2001	100.00	Spain	Management of pension funds

a)	This entity owns an effective participation of 100% of Benito y Monjardim, SBV, SA (Brokerage).
b)	This entity owns an effective participation of 100% of GES BM, SA and Gescapital, SA (Portfolio management companies).

(3)	ESAF SGPS subsidiaries and associated companies are as follows:

	Date of
	incorporation	Effective
Company	/acquisition	participation (%)	Location

Management of investment funds
Espírito Santo Fundos de Investimento Mobiliário, SA (ESAF FIM)	1987	100.0	Portugal
Espírito Santo International Management, SA (ESAF IM)	1995	99.8	Luxembourg
Management of real estate funds
Espírito Santo Fundos de Investimento Imobiliário, SA (ESAF FII)	1992	100.0	Portugal
Management of pension funds
Espírito Santo Fundo de Pensões, SA (ESAF FP)	1989	100.0	Portugal
Espírito Santo Pensiones, SGFP	2001	50.0	Spain
Assistant and consultancy services
Capital Mais - Assessoria Financeira, SA (CMAF)	1998	100.0	Portugal
Espírito Santo International Asset Management, Ltd (ESIAM)	1998	49.0	British Virgin Islands
Espirito Santo Activos Financieros, SA	2000	50.0	Spain
Portfolio management
Espírito Santo Gestão de Patrimónios, SA (ESGP)	1987	100.0	Portugal
Holding companies
ESAF - Holding GMBH	1997	100.0	Austria
ESAF - Espírito Santo Participações Internacionais, SGPS, SA	1997	100.0	Madeira Island
Fund management companies
ESAF - Capital Management, Ltd	1997	100.0	Ireland
Assets management
ESAF - International Distributors, Ltd	1997	100.0	Isle of Man
ESAF - International Distributors Associates, Ltd	2001	100.0	British Virgin Islands

Back to Contents

(4)	BES.COM associated companies are as follows:

	Date of
	incorporation	Effective
Company	/acquisition	participation (%)	Location	Activity

º BES.COM - Desenvolvimento
Empresarial e Serv. de Gestão, SA	2000	100.00	Portugal	Advisory services
º Clarity Incentive Sistems, INC	2000	31.90	United States	Payment solutions development
º SGPICE Soc. de Serviços de Gestão
de portais na internet e Consultoria de empresas, SA	2001	33.3	Portugal	Management of internet portals
º Quadriga - Telemática e Comunicações, SA	2000	46.5	Portugal	Software development

(5)	ESDATA SGPS subsidiaries and associated companies are as follows:

	Date of
	incorporation	Effective
Company	/acquisition	participation (%)	Location	Activity

Espírito Santo Inovation, SA	2002	100.00	Portugal	Informatic services
OBLOG Software, SA	1993/2002	66.30	Portugal	Informatic services
ES Interaction, SA	2000	30.00	Portugal	Informatic services

Back to Contents

Key financial information, extracted from the statutory financial statements of the Bank and its subsidiaries after reconciliation and adjustments for the purposes of the preparation of the consolidated financial statements of BES Group, is as follows:

										Net Income/(loss)
		Total assets		Total liabilities		Shareholders' equity		Revenues		for the year

		2001	2002	2001	2002	2001	2002	2001	2002	2001	2002

BIC		8,157,564	7,974,302	7,900,276	7,702,053	257,288	272,249	608,350	644,488	51,993	49,640
BESI	1)	850,503	869,950	688,063	713,428	162,440	156,522	405,873	751,014	2,088	2,764
BESSA	1)	2,355,586	2,981,194	2,262,084	2,951,415	93,502	29,779	374,756	348,052	(1,724)	2,105
SPAINVEST		18,941	18,209	—	—	18,941	18,209	—	—	—	(51)
BES ORIENTE		171,645	118,845	141,595	92,236	30,050	26,609	16,639	10,073	162	1,358
BESLEASING IMOB.		462,459	566,637	445,337	547,098	17,122	19,539	26,646	29,609	3,002	4,197
BESLEASING MOB.		627,166	387,810	601,057	361,106	26,109	26,704	44,750	30,768	1,089	931
CREDIFLASH		122,177	124,639	107,910	108,901	14,267	15,738	37,012	41,977	2,841	4,032
CREDIBOM		417,897	471,848	391,318	442,226	26,579	29,622	79,348	95,283	8,129	9,120
ESAF SGPS	1)	60,067	60,265	28,188	31,485	31,879	28,780	45,351	47,099	11,261	7,741
ESDI		11,623	10,576	2,862	1,681	8,761	8,895	9,123	7,358	200	204
ESGEST		274	245	89	50	185	195	632	525	7	1
CÊNTIMO		388	423	106	123	282	300	357	368	8	18
BEST		149,442	186,908	120,394	157,961	29,048	28,947	2,117	6,821	(3,374)	(10,679)
GESFINC		227	166	18	9	209	157	6	113	(122)	(52)
ES REPRESENT.		105	140	96	134	9	6	409	281	(1)	1
ESCLINC		1,253	995	2	—	1,251	995	745	644	48	65
ESOL		285,884	251,126	1,802	12,151	284,082	238,975	30,711	25,062	177	240
BESNAC		1,237	1,043	1,144	962	93	81	2,732	72	4	2
BESOL		285,729	239,986	1,463	1,046	284,266	238,940	28,585	9,159	11	50
ES ACE		2,296	4,544	2,296	4,544	—	—	14,312	30,367	—	—
ES COBRANÇAS		9,297	11,515	7,834	10,714	1,463	801	4,615	5,109	663	—
BES FINANCE		5,162,375	5,397,722	5,161,864	5,397,099	511	623	210,851	211,593	152	168
EUROGES		418,370	468,865	399,732	446,950	18,638	21,915	28,491	30,674	3,398	4,839
ES DEALER		33,755	119,663	27,286	113,319	6,469	6,344	14,614	9,495	(1,353)	(125)
ES CAPITAL		37,255	38,849	6,122	6,539	31,133	32,310	4,585	4,773	2,164	2,926
ES PLC		535,721	214,470	519,942	209,248	15,779	5,222	52,647	67,667	15,554	3,442
BES.COM	1)	59,161	59,842	18,777	25,944	40,384	33,898	7,723	2,831	(2,509)	(3,538)
ESPIRITO SANTO BANK	1)	465,992	497,068	425,603	463,729	40,389	33,339	33,503	25,168	4,863	1,640
ES CONTACT CENTER		5,998	5,079	2,457	2,442	3,541	2,637	9,447	8,218	52	(905)
ES INTERACTION		1,089	1,367	535	667	554	700	2,246	2,597	54	176
BES ANGOLA		11,347	67,232	—	58,803	11,347	8,429	—	5,985	—	1,062
ES FINANCIAL CONSULTANTS		1,722	2,528	301	481	1,421	2,047	2,072	2,384	(386)	(373)
BES AÇORES	2)	—	205,291	—	179,959	—	25,332	—	7,689	—	1,151
BES INTERNATIONAL, SGPS	2)	—	157,714	—	82,714	—	75,000	—	—	—	—
JAMPUR	2)	—	101,499	—	116,800	—	(15,301)	—	—	—	—
QUINTA DOS CÓNEGOS	2)	—	4,362	—	1,672	—	2,690	—	—	—	—

Gross contribution of subsidiaries		20,724,545	21,622,917	19,266,553	20,245,689	1,457,992	1,377,228	2,099,248	2,463,316	98,451	82,150
Associated companies contribution		—	—	—	—	4,334	1,121	5,520	77	5,520	77
BES contribution		27,589,834	29,415,826	26,147,921	27,414,542	1,441,913	2,001,284	5,653,172	4,538,845	141,140	129,374

Add/(Deduct) intergroup transaction eliminations and other consolidation adjustments		(9,791,749)	(9,804,920)	(8,911,064)	(8,962,124)	(1,500,555)	(1,378,153)	(631,364)	(614,063)	984	43,156

		38,522,630	41,233,823	36,503,410	38,698,107	1,403,684	2,001,480	7,126,576	6,388,175	246,095	254,757

Add/(deduct) reclassifications	3)	(430,909)	(417,379)	(430,909)	(417,379)	—	—	(4,547,318)	(3,958,363)	—	—
Allocated in income statements as to
Minority Interest		—	—	615,536	534,236	—	—	—	—	(48,386)	(32,296)

Total consolidated		38,091,721	40,816,444	36,688,037	38,814,964	1,403,684	2,001,480	2,579,258	2,429,812	197,709	222,461

1)	Consolidated financial information. The consolidation of BES.COM excludes BEST, which was presented separately.
2)	Companies consolidated for the first time in 2002.
3)	Reclassifications made to comply with the presentation prescribed by Article 9 of Regulation S-X of the US Securities and Exchange Commission (see Note 2.1).

Back to Contents

At December 31, 2001 and 2002, the Bank’s direct investments were as follows:

		2001				2002

		Number	Direct	Nominal	Cost of	Number	Direct	Nominal	Cost of
		of shares	investment	value	acquisition	of shares	investment	value	acquisition

BIC		30,000,000	100.00%	5.00	208,521	30,000,000	100.00%	5.00	208,521
BESI		14,000,000	100.00%	5.00	159,834	14,000,000	100.00%	5.00	159,834
BESSA		9,687,500	89.60%	8.00	83,484	9,687,500	89.60%	8.00	83,484
BAC	2)	—	—	—	—	2,099,400	59.98%	5.00	10,066
BEST	3)	—	—	—	—	6,981,580	16.24%	1.00	6,982
SPAINVEST		399,999	100.00%	8.82	21,977	399,999	100.00%	8.82	21,977
BESLEASING MOB.		3,368,448	77.79%	5.00	21,965	3,390,016	78.29%	5.00	22,106
BES ORIENTE		199,500	99.75%	141.27	28,015	199,500	99.75%	118.72	23,541
ES CAPITAL		3,964,060	79.28%	5.00	19,774	3,964,060	79.28%	5.00	19,774
BESLEASING IMOB.		1,977,256	76.64%	5.00	8,271	1,993,495	77.27%	5.00	8,377
ESAF SGPS		1,527,500	65.00%	5.00	7,619	1,527,500	65.00%	5.00	7,619
EUROGES		2,400,000	100.00%	5.00	12,142	2,400,000	100.00%	5.00	12,142
ESDATA		486,000	34.71%	5.00	2,960	486,000	34.71%	5.00	2,960
ES DEALER		285,000	57.00%	5.00	3,800	285,000	57.00%	5.00	3,800
CREDIBOM		1,199,540	59.98%	5.00	5,984	1,199,540	59.98%	5.00	5,984
Quinta dos Cónegos	2)	377,400	51.00%	5.00	3,064	377,400	51.00%	5.00	3,064
CREDIFLASH		849,997	84.94%	5.00	4,094	1,349,997	90.00%	5.00	6,594
ESCLINC		100	100.00%	9,209.07	921	100	100.00%	7,739.06	774
CÊNTIMO	1)	1	55.00%	137,169.42	409	1	55.00%	137,169.42	409
ES COBRANÇAS		75,000	46.88%	4.99	374	75,000	46.88%	4.99	374
GESFINC		28,000	35.00%	4.99	140	28,000	35.00%	4.99	140
ESGEST		20,000	100.00%	5.00	100	20,000	100.00%	5.00	100
ES REPRESENT.		49,995	99.99%	0.49	25	49,995	99.99%	0.27	14
BESNAC		1,000	100.00%	0.72	36	1,000	100.00%	0.72	36
BES FINANCE		25,000	100.00%	1.13	28	25,000	100.00%	1.00	24
E.S. PLC		29,994	99.98%	1.27	38	29,994	99.98%	1.27	38
ESOL		1,000	100.00%	1.13	1	1,000	100.00%	1.00	1
BESOL		1,000	100.00%	1.13	1	1,000	100.00%	1.00	1
E.S. BANK		6,377,050	98.45%	2.84	72,616	6,377,050	98.45%	2.38	61,023
E.S.F. CONSULTANTS		450,100	90.02%	5.00	2,251	649,800	92.83%	5.00	3,249
BES.COM		50,000,000	100.00%	1.00	50,000	50,000,000	100.00%	1.00	50,000
E.S. CONTACT CENTER		945,000	26.25%	1.00	945	945,000	26.25%	1.00	945
BES ANGOLA		9,996,000	99.96%	1.13	11,342	9,996,000	99.96%	0.95	9,532
JAMPUR	2)	1	75.00%	3,750.00	4	1	75.00%	3,750.00	4
BES INTERNACIONAL, SGPS	2)	50,000	100.00%	1.00	40	75,000	100.00%	1.00	75,040

					730,775				808,529

Less Provision for unrealized losses					—				1,901

					730,775				806,628

1)	Company whose capital is divided into quota units.
2)	Company consolidated for the first time in 2002.
3)	During 2002, BES acquired an additional share capital of 16.24% in BEST as a result of the capital increase made by this subsidiary.

Back to Contents

NOTE 9 – OTHER ASSETS AND LIABILITIES

The balance Other assets is analyzed as follows:

	2001	2002

Receivables and prepayments
Deferred costs related to bonds issued	1,611	609,338
Deferred costs (pensions)	4,787	223,861
Fluctuations (pensions)	82,526	113,518
Stock exchange transaction pending settlement	338,541	163,208
Other receivables and prepayments (1)	615,426	581,037

	1,042,891	1,690,962

Intangible assets (see Note 23 g))	477,693	544,125
Accumulated amortization (2)	(263,982)	(339,371)

	213,711	204,754

Real estate held for disposal (3)	47,016	54,725

Other	76,591	44,488

	1,380,209	1,994,929

(1)	As at December 31, 2002, Other receivables and prepayments includes euro 223,861 thousand (2001: euro 4,787 thousand) related to actuarial gains and losses arising from changes in actuarial assumptions (see Note 2.3 h)). The actuarial gains and losses up to the corridor limit are accounted under Fluctuations (pensions) (2002: euro 113,518 thousand; 2001: euro 82,526 thousand).
This caption also includes, as at December 31, 2002, the amount receivable of euro 56.1 million (2001: euro 31.0 million) related to the employee benefit scheme for loans made by the Bank to finance the purchase of its shares by the employees (see Note 16).
(2)	The 2002 amortization charge for the year amounted to euro 81,391 thousand (2001: euro 71,279 thousand; 2000: euro 60,546 thousand).
(3)	As at December 31, 2002, real estate held for disposal is carried net of an allowance for unrealized losses of euro 9,374 thousand (December 31, 2001: euro 6,908 thousand) to express the portfolio at the lower of cost or market value.

The balance Other liabilities is analyzed as follows:

	2001	2002

Interest and other costs payable	465,604	318,590
Amounts payable on trading activity	59,689	185,902
Deferred income	60,155	58,671
Holiday pay and subsidies	39,239	42,982
Income taxes payable	15,848	13,811
Other taxes payable	20,326	21,415
Provisions for other risks and charges	37,800	45,522
Other sundry liabilities	7,752	14,594

	706,413	701,487

Back to Contents

Provisions for other risks and charges are analyzed as follows:

	2001	2002

Balance on January 1	—	37,800
Charge for the year	1,022	4,840
Transfers	37,202	2,492
Exchange rate differences	—	390
Write back for the year	(424)	—

Balance on December 31	37,800	45,522

NOTE 10 – DEPOSITS

	2001	2002

DEPOSITS FROM BANKS
Non-interest bearing
° Domestic	38,533	59,166
° Foreign	3,254	9,651

	41,787	68,817

Interest bearing
° Domestic	356,101	279,688
° Foreign	3,699,730	3,879,905

	4,055,831	4,159,593

Total deposits from banks	4,097,618	4,228,410

DEPOSITS FROM CUSTOMERS
Interest bearing deposits
Demand deposits
° Domestic	6,375,493	6,702,195
° Foreign	504,133	618,832

Total demand deposits	6,879,626	7,321,027

Time deposits
° Domestic	7,611,252	7,841,361
° Foreign	4,317,060	4,310,673

Total time deposits	11,928,312	12,152,034

Total deposits from customers	18,807,938	19,473,061

Total deposits from banks and customers	22,905,556	23,701,471

Back to Contents

The analysis of Deposits by the period to maturity, as of December 31, 2002, is as follows:

	Up to	3 to 12	After
	3 months	months	12 months	Total

Domestic:
Non-interest bearing:
Deposits from banks	59,166	—	—	59,166

Total non-interest bearing	59,166	—	—	59,166

Interest bearing:
Deposits from banks	222,009	57,679	—	279,688
Demand deposits	6,702,195	—	—	6,702,195
Time deposits	6,131,788	1,643,037	66,536	7,841,361

Total interest bearing	13,055,992	1,700,716	66,536	14,823,244

International:
Non-interest bearing:
Deposits from banks	9,651	—	—	9,651

Total non-interest bearing	9,651	—	—	9,651

Interest bearing:
Deposits from banks	3,071,000	808,905	—	3,879,905
Demand deposits	618,832	—	—	618,832
Time deposits	3,392,452	886,401	31,820	4,310,673

Total interest bearing	7,082,284	1,695,306	31,820	8,809,410

Total deposits	20,207,093	3,396,022	98,356	23,701,471

NOTE 11 – SHORT-TERM BORROWINGS

	2001	2002

Securities sold under repurchase agreements	761,920	1,536,334
Financing from interbank money market	222,290	104,410
Overdrafts	689,160	359,160
Short-term loans	316,267	339,884
Others	641,947	204,587

	2,631,584	2,544,375

Back to Contents

NOTE 12 – LONG-TERM DEBT

	2001	2002

		(4)
Long-term borrowings:
° Corporate bonds (1)	6,892,028	7,519,354
° Others (3)	1,234,879	1,843,205

	8,126,907	9,362,559

Subordinated debt (2):
° Corporate bonds	1,443,293	1,695,799

	9,570,200	11,058,358

Back to Contents

(1) The components of the Long-term borrowings - Corporate bonds as of December 31, 2002 are analysed as follows:

				Payment/
	Issue			interest			Stock
Issuer Description	date	Currency	Amount	rate	Coupon	Maturity	exchange

BES
Corporate Bonds
Corporate Bond BES Savings - 2nd Issue	Mar / 99	EUR	5,986	3.165%	at the maturity date	2004	-
Corporate Bond Euro Stoxx - 2004	Dec / 99	EUR	10,000	(a)	at the maturity date	2004	-
Corporate Bond First Portuguese Opportunity Ltd	Nov / 99	EUR	5,000	(a)	at the maturity date	2005	-
Corporate Bond BES Savings - 1st and 2nd Issue	Oct & Nov/99	EUR	15,000	3.95%	at the maturity date	2004	-
Corporate Bond “Rendimento Mais” - 1st Issue	Jun/00	EUR	10,857	5.80%	annually	2008	-
Corporate Bond “Rendimento Mais” - 2nd Issue	Jun/00	EUR	4,950	5.95%	annually	2008	-
Corporate Bond DSL Companies Basket	May/00	EUR	8,600	a)	at the maturity date	2003	-
Corporate Bond Eurostoxx 50	Jan-Jun/00	EUR	9,700	a)	at the maturity date	2002-2005	-
Corporate Bond Electricity	May/00	EUR	1,800	a)	at the maturity date	2003	-
Corporate Bond Dax 2003	Apr/00	EUR	8,750	a)	at the maturity date	2003	-
Corporate Bond BES Savings - 1st and 2nd Issue	Jan/00	EUR	7,500	3.75%	at the maturity date	2003	-
Corporate Bond Basket WAP Sept/00	Sept/00	EUR	5,789	a)	at the maturity date	2003	-
Corporate Bond “Rendimento Mais” - 3rd Issue	Jul/00	EUR	6,865	6.47%	annually	2008	-
Corporate Bond “Rendimento Mais” - 4th Issue	Aug/00	EUR	7,118	5.79%	annually	2008	-
Corporate Bond “Rendimento Mais” - 5th Issue	Sept/00	EUR	5,142	5.70%	annually	2008	-
Corporate Bond Euro Stoxx 50 - 1st and 2nd Issues	Aug/00	EUR	9,742	a)	at the maturity date	2003	-
Corporate Bond Euro Stoxx 50	Aug/00	EUR	10,896	a) + 1%	at the maturity date/annually	2005	-
Corporate Bond Euro Stoxx 50	Jul/00	EUR	3,750	a)	at the maturity date	2003	-
Corporate Bond Euro Stoxx 50	Dec/00	EUR	1,102	a)	at the maturity date	2003	-
Corporate Bond with interest linked to a
“world indices basket”	Dec/00	EUR	5,715	a) + 1%	at the maturity date/annually	2005	-
Corporate Bond Basket 2003	Feb/01	EUR	15,000	a)	at the maturity date	2003	-
Corporate Bond Basket Global Telecom	Mar/01	EUR	10,648	a)	at the maturity date	2003	-
Corporate Bond Basket Global “Industria Base”	Mar/01	EUR	2,816	a)	at the maturity date	2003	-
Corporate Bond Basket Global Utilities	Mar/01	EUR	2,649	a)	at the maturity date	2003	-
Corporate Bond Eurostoxx 50	May 01	EUR	4,879	a)	at the maturity date	2004	-
Corporate Bond BES Mix Eurostoxx 50	Jul/01	EUR	16,261	a)	at the maturity date	2004	-
Corporate Bond “Bes Corredor Euribor 2003”	Aug/01	EUR	6,040	a)	semi-annually	2003	-
Corporate Bond “Bes Super Fundos”	Jul/01	EUR	14,195	a)	at the maturity date	2004	-
Corporate Bond “Bes Mercury Selected Fund”	Jul/01	EUR	6,000	a) + 1%	at the maturity date/annually	2006	-
Corporate Bond “Bes Euro Renda”	Aug/01	EUR	15,000	5.50%	annually	2009	-
Corporate Bond “Bes Euro Fundos”	Aug/01	EUR	13,424	a)	semi-annually	2004	-
Corporate Bond “Bes Euro Fundos”	Sep/01	EUR	8,264	a)	semi-annually	2004	-
Corporate Bond Basket 2004	Dec/01	EUR	7,305	a)	at the maturity date	2004	-
Corporate Bond “BES Euro 5 + 45%”	Jan/02	EUR	2,476	a)	at the maturity date	2005	-
Corporate Bond “BES Euro “BESt 50”	Feb/02	EUR	2,000	a)	at the maturity date	2004	-
Corporate Bond “BES Euro Stoxx 2005”	Mar-02	EUR	5,925	a) + 3.5%	annually	2005	-
Corporate Bond “BES Euro Renda”	Apr/02	EUR	22,306	5.32%	semi-annually	2010	-
Corporate Bond “BES DJ Global Titans”	May/02	EUR	14,650	a) + 0.85%	annually	2007	-
Corporate Bond “BES Mix 2002”	Feb to May/02	EUR	73,706	a)	at the maturity date	2005	-
Corporate Bond “BES Mix Mundial 2002”	Jul/02	EUR	3,664	a) + 2.04%	at the maturity date	2005	-
Corporate Bond “BES Rendimento Private 2007”	Jul/02	EUR	11,098	a) + 3.9%	at the maturity date/annually	2007	-
Corporate Bond “BES Mix 2002”	Sept to Nov/02	EUR	13,806	a)	at the maturity date	2005	-
Corporate Bond “BES Mix Executive 2002”	Nov/02	EUR	2,026	a)	at the maturity date	2005	-
Corporate Bond BES-SFE Euro Stoxx50	Jun/00	EUR	700	a)	at the maturity date	2005	-
Corporate Bond Emigrant Savings	Jan; Feb and Jun/00	EUR	15,250	3.75% - 4.66%	at the maturity date	2003	-
Corporate Bond Euro Stoxx 50	May; Jul; Sept; and Dec/00	EUR	12,091	a)	at the maturity date	2003	-
Corporate Bond SFE Basket WAP (International)	Sept/00	EUR	2,886	a)	at the maturity date	2003	-
Corporate Bond BES-SFE Basket Global Utilities	Mar/01	EUR	201	a)	at the maturity date	2003	-
Corporate Bond BES-SFE Basket Global “Industries”	Mar/01	EUR	366	a)	at the maturity date	2003	-
Corporate Bond BES-SFE Basket Global Telecom	Mar/01	EUR	1,137	a)	at the maturity date	2003	-
Corporate Bond “BES-SFE Mix Eurostoxx 50”	Jul, Aug/01	EUR	7,527	a)	at the maturity date	2004	-
Corporate Bond “BES-SFE Euro Fundos”	Aug/01	EUR	9,256	a)	semi-annually	2004	-
Corporate Bond “BES-SFE Euro Fundos”	Sep/01	EUR	4,683	a)	at the maturity date	2004	-
Corporate Bond “BES-SFE Euro Fundos”	Jan; Feb; Apr; May/02	EUR	3,179	a)	at the maturity date	2005	-
Corporate Bond BES-Cayman Fixed Interest Rate	Nov/01	USD	190,712	3.51% - 5.22%	at the maturity date	2004/2011	-
Corporate Bond BES-Cayman Fixed Interest Rate	Dec/01	EUR	25,000	4.66%	at the maturity date	2006	-
Corporate Bond BES-Cayman Zero Coupon	Jul and Sept/02	EUR	800,000	5.01%	at the maturity date	2007	-
Corporate Bond BES-Cayman MIX	Sep/02	EUR	142	a)	at the maturity date	2005	-

			1,491,530

Back to Contents

					Payment/
		Issue			Interest			Stock
Issuer	Description	Date	Currency	Amount	rate	Coupon	Maturity	exchange

BIC
	Corporate Bonds
	Corporate Bond BIC 98 - 3rd Issue Series (A, B, C)	Jul/98; Aug/98; Sept/98	EUR	56,983	6M Euribor +15bp	semi-annually	2003	—
	Corporate Bond BIC 99 - 3rd Issue Series (A, B)	Sept/99; Nov/99	EUR	200,000	6M Euribor +65bp	semi-annually	2008	—
	Corporate Bond BIC/SFE 00 - 1st Issue	Sept/00	EUR	75,000	6M Euribor +32bp	semi-annually	2005	—
	Corporate Bond BIC - Cayman 01 (1st to 23rd Issue)	Feb/01 to Jun/01	EUR	1,200,000	5.4% - 6.075%	annually	2008 - 2013	—
	Corporate Bond BIC - Cayman 01 (24th to 27th Issue)	Jul/01	EUR	300,000	6.01% - 6.16%	annually	2014 - 2015	—
	Corporate Bond BIC - Cayman 01 (28th to 30th Issue)	Aug/01 to Nov/01	EUR	150,000	4.29% - 5.42%	annually	2004 - 2011	—
	Corporate Bond BIC - Cayman 02 (1st Issue)	Mar/02	EUR	70,000	5.915%	annually	2012	—
	Corporate Bond BIC - Cayman 02 (2nd Issue)	Mar/02	EUR	5,000	4.65%	quaterly	2012	—
	Corporate Bond BIC - Cayman 02 (3rd to 5th Issue)	Mar/02 to Jun/02	EUR	130,000	5.23% - 5.42%	annually	2007	—

				2,186,983

BESLEASING IMOBILIÁRIA
	Corporate Bonds
	Corporate Bond BLI 99	Dec / 99	EUR	12,000	3.58%	semi-annually	2009	—
	Corporate Bond BLI 00	Nov / 00	EUR	60,000	3.659%	semi-annually	2010	—

				72,000

BESLEASING MOBILIÁRIA
	Corporate Bonds
	Corporate Bond BLM 00	Nov / 00	EUR	50,000	6M Euribor	semi-annually	2005	—

				50,000

BES FINANCE
	Corporate Bonds
	Euro Medium Term Notes Programme (b)	Feb / 99	EUR	400,000	3M Euribor +15bp	quarterly	2004	Luxemburg
	Euro Medium Term Notes Programme (b)	Jan / 00	USD	286,068	3M USD Libor +15bp	quarterly	2005	Luxemburg
	Euro Medium Term Notes Programme (b)	Sep / 00	EUR	500,000	3M Euribor +15bp	quarterly	2003	Luxemburg
	Euro Medium Term Notes Programme (b)	Nov / 00	EUR	225,000	3M Euribor +18.75bp	quarterly	2005	Luxemburg
	Euro Medium Term Notes Programme (b)	Nov / 00	USD	286,068	3M USD Libor +20bp	quarterly	2005	Luxemburg
	Euro Medium Term Notes Programme (b)	Jan / 01	EUR	400,000	3M Euribor +17.5bp	quarterly	2006	Luxemburg
	Euro Medium Term Notes Programme (b)	Jun / 01	EUR	600,000	3M Euribor +10bp	quarterly	2004	Luxemburg
	Euro Medium Term Notes Programme (b)	Sep / 01	EUR	600,000	3M Euribor +20bp	quarterly	2006	Luxemburg
	Euro Medium Term Notes Programme (b)	Jan / 02	EUR	100,000	3M Euribor +17bp	quarterly	2004	Luxemburg
	Euro Medium Term Notes Programme (b)	Jun / 02	EUR	600,000	3M Euribor +20bp	quarterly	2007	Luxemburg
	Euro Medium Term Notes Programme (b)	Jul / 02	HKD	21,400	3 M HKD Hibor +25.5bp	quarterly	2006	Luxemburg

				4,018,536

BESI
	Corporate Bonds
	Corporate Bond “Super Rendimento BEST”	Nov/01	EUR	3,071	6.25%	annually	2003/2004	Lisbon
	Euro Medium Term Notes Programme (b)	Several	EUR	167,483	7.85%	quarterly / semi-an / annually	Several	—

				170,554

Corporate Bonds				7,989,603

Eliminations				(470,249)

Group				7,519,354

(a)	Interest rate varies in accordance with the respective index defined in the indicative summary terms
(b)	These bonds were issued under a Euro Medium Term Note Programme dated February 1997, under which the issuer may from time to time issue notes up to the maximum aggregate nominal value of US$ 4,000 million. The Notes, which include Senior Guaranteed Notes and Dated Subordinated Guaranteed Notes, can be denominated in any currency and are unconditionally and irrevocably guaranteed by the Bank.
(c)	Call option on the 12th and 16th coupon dates with a premium of 0.25% and 0.1% over the nominal value, respectively.

Back to Contents

(2)   The components of the Subordinated debt as of December 31, 2002 are analysed as follows:

							Interest rate						Call Option
		Issue													Stock
	Issuer	Date	Currency	Amount	Eliminations	Consolidated	Index rate	Spread	Actual rate	Coupon		Maturity	Coupon	Premium	exchange

Subordinated corporate bonds	BES	Nov/93	EUR	34,997		34,997	Lisbor 6m	+0.125%	3.2500%	1st to last	(a)	2003	11th / 13th / 16th	0.125% / 0.1% / 0.075%	Lisbon
Subordinated corporate bonds	BES	April/96	EUR	59,856		59,856	Lisbor 6m	+0.15%	3.2500%	1st to last		2006	11th / 13th / 16th	0.125% / 0.1% / 0.075%	Lisbon
Subordinated corporate bonds	BES	Jun/97	EUR	99,760		99,760	Lisbor 6m	+0.15%	3.1250%	1st to last		2007	11th / 13th / 16th	0.125% / 0.1% / 0.075%	Lisbon
Perpetual subordinated corporate bonds	BES	Jun/97	EUR	99,760		99,760	Lisbor 3m	+0.68%	3.6660%	1st to 28th		—	28th and next	—	Lisbon
							Lisbor 3m	+2.18%	—	after 28th
Subordinated debt	BES (Cayman)	Nov/00	USD	47,678	(47,678)	—	—	—	7.8000%	—		2009	—	—	—
Subordinated debt	BES (Cayman)	Nov/00	EUR	300,000	(300,000)	—	—	—	6.6630%	—		2010	—	—	—
Subordinated debt	BES (Cayman)	Nov/01	USD	238,390	(238,390)	—	—	—	3.9200%	—		—	—	—	—
Subordinated debt	BES (Cayman)	May/02	EUR	400,000	(400,000)	—	—	—	6.2550%	—		2011	—	—	—
Subordinated debt	BES (Cayman)	May/02	EUR	500,000	(500,000)	—	Libor 3m	+1.95%	6.6350%	—		—	10th	—	—

				1,780,441	(1,486,068)	294,373

Subordinated corporate bonds	BIC	Mar/93	EUR	9,553		9,553	TBA	x 1.055	3.4380%	2nd to last	(b)	2003	10th / 12th / 14th / 16th /18th	0.125% / 0.1% / 0.075% / 0.05% / 0.025%	Lisbon
Perpetual subordinated corporate bonds	BIC	Nov/97	EUR	49,880	(340)	49,540	Lisbor 3m	+0.73%	3.8970%	1st to 28th		—	28th and next	—	Lisbon
							Lisbor 3m	+2.23%	—	after 28th
Perpetual subordinated corporate bonds	BIC	Nov/98	EUR	24,940	(765)	24,175	Lisbor 3m	+1.95%	5.0450%	1st to 28th		—	28th and next	—	—
							Lisbor 3m	+2.95%	—	after 28th
Subordinated debt	BIC (Cayman)	Jan/00	EUR	40,000	(40,000)	—	Euribor 3m	+1.80%	4.8550%	1st to last		—	19th and next	—	—
Subordinated debt	BIC (Cayman)	Dec/00	EUR	60,000	(60,000)	—	Euribor 3m	+1.80%	4.8550%	1st to last		—	15th and next	—	—

				184,373	(101,105)	83,268

Subordinated corporate bonds	BES Finance	Nov/99	USD	47,678		47,678	—	—	7.8000%	1st to 20th		2009	—	—	Luxembourg
Subordinated corporate bonds	BES Finance	Mar/00	EUR	300,000		300,000	—	—	6.6250%	1st to 10th		2010	—	—	Luxembourg
Subordinated corporate bonds	BES Finance	May/01	EUR	400,000		400,000	—	—	6.2500%	1st to 10th		2011	—	—	Luxembourg
Perpetual Subordinated corporate bonds	BES Finance	May/02	EUR	500,000		500,000	—	—	6.6250%	1st to 10th		—	—	—	Luxembourg

				1,247,678	—	1,247,678

Subordinated corporate bonds	Besl. Imobiliária	May/01	EUR	7,000	(7,000)	—	Euribor 6m	+1.25%	4.4270%	1st to last		2011	10th and next	—	—

Subordinated corporate bonds	Besl. Mobiliária	Dec/99	EUR	12,000		12,000	Euribor 6m	+1.12%	4.0000%	1st to last		2009	10th and next	—	—

Perpetual subordinated corporate bonds	Credibom	Nov/99	EUR	9,000	(400)	8,600	Euribor 3m	+1.50%	5.1250%	1st to 20th		—	20th and next	—	—
							Euribor 3m	+2.50%		after 20th

Subordinated corporate bonds	BESI	Dec/96	PTE	29,928		29,928	Lisbor 6m	+0.5%	3.4100%	1st to last		2006	14th	—	Lisbon
Subordinated corporate bonds	BESI	Dec/98	EUR	19,952		19,952	Euribor 6m	+0.6%	3.4900%	2nd to last	(c)	2008	—	—	Lisbon

				49,880	—	49,880

				3,290,372	(1,594,573)	1,695,799

TOTAL
Perpetual subordinated corporate bonds				683,580	(1,505)	682,075
Subordinated corporate bonds				1,020,724	(7,000)	1,013,724
Subordinated debt				1,586,068	(1,586,068)	—

				3,290,372	(1,594,573)	1,695,799

(a) The interest rate for these bonds can not be less than the reference annual rate (TBA) for the period.
(b) The interest of the 1st coupon were calculated based on the interest of 15%.
(c) The interest of the 1st coupon were calculated based on Lisbor 6m plus 0.60%.

Back to Contents

(3) The interest rates and maturities of Long-term borrowings – Others as of Decemnber 31, 2002 are analyzed as follows:

	2002	Year of maturity
	Average
Issue date	interest rate	2003	2004	2005	2006	Thereafter	Total

1991	3.73%	5,000	—	—	—	—	5,000
1992	3.74%	1,250	—	—	—	—	1,250
1993	3.36%	4,988	—	—	—	—	4,988
1994	3.22%	2,494	—	—	—	—	2,494
1997	3.28%	6,250	2,500	5,000	—	1,870	15,620
1998	3.61%	5,000	—	—	—	—	5,000
1999	4.71%	17,482	—	—	—	80,469	97,951
2000	3.44%	39,964	22,500	—	7,981	325,000	395,445
2001	3.64%	138,443	35,427	10,000	20,000	303,999	507,869
2002	3.68%	157,885	72,858	117,500	22,500	436,845	807,588

		378,756	133,285	132,500	50,481	1,148,183	1,843,205

(4) The maturities of the Long-term debt can be analyzed as follows:
	Year of maturity

	2003	2004	2005	2006	Thereafter	Total

Long-term borrowings:
° Corporate bonds	670,070	1,331,948	954,773	1,149,257	3,413,306	7,519,354
° Others	378,756	133,285	132,500	50,481	1,148,183	1,843,205

Subordinated debt:
° Corporate bonds	9,553	—	—	89,784	1,596,462	1,695,799

	1,058,379	1,465,233	1,087,273	1,289,522	6,157,951	11,058,358

The maturities presented in this caption consider the contracts original terms.

Back to Contents

NOTE 13 - PENSION PLAN

As described in Note 2.3 h), BES Group operates a defined benefit pension plan for its Portuguese employees and their dependants under which the benefits only vest on the earlier of retirement, death or disability.

As of December 31, 2002, the retirement pension benefit obligations of the BES Group were covered by funds and accruals representing some 94% (December 31, 2001: 91%) of the obligations.

In accordance with the legislation introduced by the regulatory authority (see Note 2.3 h)), the key assumptions considered in the actuarial valuations in December 31, 2001 and 2002, used to determine the present value of the pension benefits for the BES Group's employees, are as follows:

	2001	2002

Method of estimation	Projected unit credit

Mortality table	TV 73/77

Salaries increase rate	4.0%	3.0%

Rate of return on assets	7.0%	6.0%

Rate of growth of pensions	3.0%	2.0%

Discount rate	7.0%	6.0%

The foregoing assumptions are also in accordance with guidelines issued by the Instituto de Seguros de Portugal.

The projected benefit obligations for pensions to current employees and the accumulated benefit obligation to retired employees, as of December 31, 2001 and 2002, as determined by the actuarial valuations, are as follows:

	2001	2002

Bank
Related to retirement benefits that accrued after December 31, 1987
• From retired employees	708,208	847,625
• From employees on active service as of December 31	222,607	199,832

Total Bank	930,815	1,047,457

Subsidiaries	86,323	104,679

Total BES Group obligations	1,017,138	1,152,136

It is the practice of the Bank and its subsidiaries to perform annual actuarial valuations in order to update the calculations of its pension obligations and to validate the assumptions used.

Back to Contents

The accrued pension liability recorded by the BES Group and the value of the pension funds as of December 31, 2001 and 2002, are as follows:

	2001	2002

Bank
Fund assets	847,769	984,465

Subsidiaries
Fund assets	73,529	99,027

	73,529	99,027

Total BES Group funding	921,298	1,083,492

The BES Group pension funds had the following movements during the years ended December 31, 2001 and 2002:

	2001			2002

	Bank	Subsidiaries	Total	Bank	Subsidiaries	Total

Value at the beginning of the year	713,428	59,431	772,859	847,769	73,529	921,298
Contribution to the fund	219,824	16,514	236,338	282,633	21,090	303,723
Return on fund assets	(28,323)	(1,580)	(29,903)	(79,725)	(3,317)	(83,042)
Integration of BES Açores	—	—	—	(1,281)	8,755	7,474
Pensions paid	(57,160)	(836)	(57,996)	(64,931)	(1,030)	(65,961)

	847,769	73,529	921,298	984,465	99,027	1,083,492

At December 31, 2002, the pension funds of the Bank were invested primarily in international corporate debt securities – 40% (December 31, 2001: 28%), in domestic marketable equity securities – 11% (December 31, 2001: 14%), in deposits – 24% (December 31, 2001: 27%) and in participation units in international investment funds – 4% (December 31, 2001: 11%).

In 1999, 2000 and 2001, BES shareholders voted to distribute euro 16,460 thousand, euro 16,460 thousand and euro 10 000 thousand from 1998, 1999 and 2000 BES net income as a contribution to the pension fund. These distributions reduced the effective cost charged to income for the years 1999, 2000 and 2001 in respect of BES Group pension plans to euro 27,362 thousand, euro 33,474 thousand and euro 37,832 thousand, respectively.

The above tables do not include BESSA’s pension information, given that Spanish regulations are different from Portuguese regulations.

The combined liabilities of the Bank and its subsidiaries, including BESSA, for retirement pensions which, as of December 31, 2002, amounted to euro 1,157,894 thousand (2001: euro 1,017,238 thousand) are covered by pension funds and provisions in the amount of euro 1,089,044 thousand (2001: euro 925,669 thousand).

Back to Contents

NOTE 14 - MINORITY INTERESTS

As at December 31, 2001 and 2002, the minority interests can be analyzed as follows:

	2001	2002

BESOL	284,263	238,938
ESOL	284,079	238,973
BEST	9,877	9,842
BESLEASING MOBILIÁRIA	4,782	4,066
ESAF SGPS	9,821	9,085
ESDATA	4,467	—
CREDIBOM	10,640	11,859
BAC	—	10,138
Others	7,607	11,335

	615,536	534,236

Minority interests of ESOL represent ten million non-cumulative guaranteed preference shares each with a nominal value of US$25, of which four million shares were issued in November 1993, and the remaining six million shares were issued in August 1999, with a total nominal value of US$250 million. ESOL’s preference shares, which have been listed on the New York Stock Exchange since December 1993 (the first issue) and November 1999 (the second issue), pay a quarterly non-cumulative preferential cash coupon at an annual rate of 8.5% of the par value, which began on March 31, 1994 and December 1, 1999, respectively.

Minority interests of BESOL represent ten million non-cumulative guaranteed preference shares each with a nominal value of US$25 (total nominal value US$250 million), issued by the company in November 1996. BESOL’s preference shares are listed in the London Stock Exchange, and pay a quarterly non-cumulative preferential cash coupon based on the three month US dollar LIBOR plus 1.95%, which began on February 15, 1997.

ESOL and BESOL are exempted companies under the companies law (revised) of the Cayman Islands and were created for the purpose of raising capital for, and financing of, the operations of BES and its subsidiaries. ESOL’s and BESOL’s ordinary shares, which are its only class of securities with full voting rights, are owned entirely by BES.

These preference share issues are redeemable, at the option of the issuer, subject to the prior consent of the Bank of Portugal, for ESOL on or after December 1, 2003 (the first issue) and September 1, 2004 (the second issue), and for BESOL, on or after May 15, 2002, in whole or in part from time to time.

Back to Contents

The payment of the coupon in each year and the redemption of the preference shares are unconditionally guaranteed by BES, providing that at the end of the preceding year, the Bank has distributable earnings available for distribution as cash dividends to its shareholders.

In 2002, BES Group expensed euro 29,333 thousand being the total amount to be paid to ESOL’s and BESOL’s preference shareholders (2001: euro 42,241 thousand; 2000: euro 45,941 thousand). These amounts are included in other expenses.

The preference shares rank junior to all liabilities of the Bank and “pari passu” with the most senior preference shares, if any, issued by the Bank.

NOTE 15 - COMMON STOCK AUTHORIZED, SUBSCRIBED AND ADDITIONAL PAID-IN CAPITAL

During 2002, the Bank increased its share capital from 1,000,000 thousand Euros to 1,500,000 thousand Euros through the issue of 100,000,000 new bearer common shares, with a face value of 5 Euros each, as follows:

–	50,000,000 new shares through incorporation of reserves and additional paid-in capital as a scrip issue in the proportion of one new share per four held;

–	50,000,000 new shares as a rights issue, in the proportion of one new share for each four held, at the price of 11 Euros each.

As at December 31, 2002 the Bank’s share capital, in the amount of 1,500,000 thousand Euros, was represented by 300,000 thousand common shares, with a face value of 5 Euros each, which were subscribed and fully paid by the following entities:

	Percentage of shares

	2001	2002

Espírito Santo Financial Group (ESFG) companies
BESPAR – Sociedade Gestora de Participações Sociais, SA	41.98%	41.98%
Companhia de Seguros Tranquilidade Vida, SA	6.14%	6.14%

	48.12%	48.12%

Caisse Nationale du Crédit Agricole	8.81%	8.81%
Banco Bradesco, SA	—	3.00%
Others	43.07%	40.07%

	100.00%	100.00%

As referred in Note 2.3 h), and after the concurrence of the Bank of Portugal, in 2001 the Bank wrote-off against additional paid-in capital the total amount of euro 100,612 thousand related with pensions (euro 66,844 thousand related with early retirement costs in 2001 and euro 33,768 thousand with unamortized pension fund deficit from prior years).

Back to Contents

NOTE 16 - RETAINED EARNINGS AND RESERVES

	2001	2002

Net income	197,709	222,461
Other reserves and retained earnings	(57,775)	(48,846)
Legal reserve	70,800	27,865

	210,734	201,480

Other reserves and retained earnings include the undistributed results of previous years, the write-off of restructuring costs with pensions (2000: euro 138,935 thousand) and the write-off of all unamortized goodwill (total of euro 253,377 thousand).

The movements in Goodwill (net of Capital Reserve), for the year ended December 31, 2002, were as follows:

	Group

	2001	Movements	2002

Subsidiaries
• BESSA	8,899	—	8,899
• BESLEASING MOBILIÁRIA	5,442	(229)	5,213
• BIC	54,768	—	54,768
• BESI	43,715	(180)	43,535
• ES DEALER	1,852	—	1,852
• ES Bank	37,035	—	37,035
• ES Inversiones	58,952	(87)	58,865
• JAMPUR	—	15,306	15,306
• PORTLINE	—	4,693	4,693
• OBLOG	—	8,793	8,793
• Others	13,766	986	14,752

	224,429	29,282	253,711

Associated and affiliated companies
• BES VÉNÉTIE	1,277	(1,611)	(334)
• INTERATLANTICO	55,481	(55,481)	—

	56,758	(57,092)	(334)

Total goodwill	281,187	(27,810)	253,377

•	Legal reserve

The sole permitted uses of legal reserve are the coverage of accumulated losses or the increase of capital. Portuguese legislation applicable to the banking sector (Article 97 of Decree-Law no. 298/92, 31 December) requires that the legal reserve be credited with a minimum of 10% of each year's net earnings until it is equal to the registered capital. During 2002, the Bank made use of 57,050 thousand Euros for its capital increase.

•	Employee benefit scheme based in shares distribution

The Bank’s General Meeting of 20 June 2000 approved the implementation of a stock-based incentive scheme. The first stock bonus plan was carried out in 2000. As at December 31, 2002, 5,327 thousand shares (1.78% of total share capital) are allocated (December 31, 2001 – 1,735 thousand shares, 0.87% of total share capital), for an overall amount of Euro 56.1 million (December 31, 2001 – 31.0 million Euros). This amount is included under Other assets – Receivables and prepayments (see Note 9).

Back to Contents

NOTE 17 – COMMITMENTS, CONTINGENCIES AND DERIVATIVE FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

Commitments and guarantees
	2001	2002
Contingent liabilities
Guarantees and letters of credit	4,111,083	4,282,956
Open documentary credits	223,095	224,381
Others	37,204	20,137

	4,371,382	4,527,474

Commitments
Irrevocable credit lines granted	704,413	664,267
Revocable credit lines granted	2,117,231	2,726,138

	2,821,644	3,390,405

	7,193,026	7,917,879

Documentary credits and guarantees are conditional commitments issued by BES Group to guarantee the performance of the customer to a third party. Documentary credits are primarily issued as credit enhancements for public and private borrowing arrangements. The credit risk involved in issuing documentary credits is similar to that involved in extending credit facilities to customers. Risks associated with documentary credits and guarantees are usually reduced by the participation of third parties.

Back to Contents

At December 31, 2002, Guarantees and letters of credit included an amount of euro 130 million (2001: euro 130 million) representing the value of securities owned by the BES Group, which are pledged to the Bank of Portugal under the SPGT system (Large Transaction Settlement System), to collateralize irrevocable credit lines.

Commitments are short-term contractual agreements to extend credit which generally have fixed expiration dates or other termination clauses and usually require payment of a fee. Substantially all of BES Group’s commitments to extend credit are contingent upon the customers meeting specific criteria at the time of loan funding.

Because many of the commitments, guarantees and documentary credits are expected to expire without being called, the total amounts do not necessarily represent future cash requirements.

BES Group requires collateral to support off-balance sheet financial instruments when it is deemed necessary. Collateral may include deposits held in financial institutions, securities or other assets.

For a discussion of the fair value methodologies used see Note 23.

Legal risk

The companies of BES Group are involved in a number of legal proceedings in the normal course of their operations. Management does not expect the aggregate liability or loss, if any, resulting from these proceedings to have a material adverse effect on the consolidated financial condition of BES Group.

Derivative financial instruments with off-balance sheet risk

In the normal course of business, BES Group is party to a variety of derivative financial instruments with off-balance sheet risk for trading purposes, to manage its exposure to fluctuations in interest and foreign exchange rates and equity prices and to meet the financing needs of its customers. Derivative financial instruments represent contracts with counterparties where payments are made to or from the counterparty based upon specific terms predetermined by the contract. Such derivatives and foreign exchange financial instruments involve, to varying degrees, credit risk, market risk and liquidity risk.

•	Credit risk

Credit risk represents the maximum potential accounting loss due to possible non-performance by obligors and counterparties under the terms of the contracts. BES Group considers the true measure of credit risk to be the replacement cost of the derivative should the counterparty default prior to the settlement date.

Back to Contents

Credit risk on derivatives is, therefore, small in relation to a comparable balance sheet risk. Additionally, credit exposure with individual counterparties can be reduced by closeout netting agreements which allow for positive and negative marked-to-market values on different transactions to be settled by a single payment in the event of default by either party. These agreements are enforceable in most jurisdictions where BES Group is active and BES Group has entered into closeout netting agreements with the majority of its counterparties.

•	Market risk

Market risk represents the possibility that a change in interest rates, currency exchange rates or equity prices will cause the value of a financial instrument to decrease or become more costly to settle. The market risk associated with derivatives can be significant since large exposures can be created with a reduced initial investment compared to the investment required for similar exposures in the cash markets. Recognizing this, BES Group transacts derivative financial instruments mainly through the Bank’s head office in Lisbon, three overseas branches (London, New York and Lausanne), its off-shore branch in Madeira and its subsidiary BESI (Lisbon). These entities have sufficient derivative product expertise and appropriate control systems to trade derivative products. The management of market risk arising from derivatives business is monitored by the Global Risk Department.

•	Liquidity risk

Liquidity risk represents the capacity to meet short-term financial obligations without incurring adverse impacts.

Most of the Bank’s forward currency contracts are conducted with regulated financial institutions, within defined counterparty limits set for each overseas branch, subsidiary and head office, and for the BES Group on an overall basis, and settle within six months. The estimated fair values of both on and off-balance sheet derivatives and foreign exchange instruments are included in the table below. For a discussion of the fair value methodologies used see Note 23.

Derivative and foreign exchange instruments used for trading purposes

The credit risk, estimated fair value and carrying amount associated with the Bank’s trading activities are disclosed in the table below.

The effects of changes in market conditions, namely interest, currency exchange rates and equity prices, on the Bank’s trading activities have been reflected in trading revenue (unrealized and realized gains or losses), when the transactions are accounted for on a daily “marked-to-market” basis.

Back to Contents

Derivatives and foreign exchange instruments used for purposes other than trading

BES Group’s principal objective in using derivatives for purposes other than trading is for its asset/liability management activities, which include setting guidelines for the balance sheet structure and capital allocation and management of interest rate, foreign exchange, equity price and liquidity risk for the entire balance sheet, the main goal of which is to protect its net interest margin. For that purpose, BES Group mainly uses interest rate swaps, currency swaps, currency and interest rate swaps and forward rate agreements to hedge the interest rate and foreign exchange risk of certain assets and liabilities. Also, BES Group uses derivatives for the creation of hedging structures to immunize or reduce market risk associated with bonds issued or held by it. For that purpose, it utilizes interest rate swaps, currency interest rate swaps, currency and equity options, interest rate caps, floors and futures contracts.

The aggregate notional amount, estimated fair value, carrying amount and credit risk exposure of the financial instruments described above, as at December 31, 2001 and 2002, are as follows:

	2001				2002

	Notional	Estimated	Carrying	Credit	Notional	Estimated	Carrying	Credit
Over the counter (OTC) Derivatives	amount	fair value	amount	risk	amount	fair value	amount	risk

	(1)	(2)	(3)	(4)	(1)	(2)	(3)	(4)
Foreign exchange contracts
• Forward
• Trading
• Purchase	34,923	367	367	442	4,759	24	24	183
• Sell	34,731				4,759
• Other than trading
• Purchase	72,001	(210)	54	539	64,078	(1,020)	(9)	652
• Sell	72,194				65,100
Currency Swaps -
• Trading
• Purchase	35,748	(128)	(128)	9	89,227	3,260	3,260	5,282
• Sell	36,287				85,212
• Other than trading
• Purchase	10,128,581	(672)	727	106,626	10,166,726	(25,834)	279	308,419
• Sell	10,107,784				10,195,868
Interest Rate Swaps -
• Trading	23,515,546	96,455	96,455	511,860	16,294,980	33,203	33,203	519,784
• Other than trading	1,889,556	(21,053)	10,311	23,652	4,262,189	37,833	84,952	59,313
Credit Default Swaps -
• Trading	1,213,695	(7,724)	(7,724)	6,710	888,833	(13,172)	(13,172)	15,851
• Other than trading	3,404	1,594	—	1,594	43,938	1,965	—	2,861
Equity/index Swaps -
• Trading	348,857	(19,448)	(19,448)	2,230	819,788	2,047	2,047	8,722
• Other than trading	401,717	(10,342)	(3,060)	9,050	444,080	(1,400)	(688)	4,959
Currency Interest Rate Swaps -
• Trading
• Purchase	96,569	4,036	4,036	4,036	100,103	(1,563)	(1,563)	2,834
• Sell	90,571				105,820
• Other than trading
• Purchase	107,206	3,516	(1,107)	5,835	78,999	(6,577)	605	630
• Sell	100,527				83,117
Forward Rate Agreements -
• Trading	23,433	(7)	(7)	6	189,497	(4,477)	(4,477)	28
• Other than trading	56,734	(40)	—	—	213,356	(127)	—	—
Currency options -
• Trading
• Purchase	260,347	2,285	3,004	2,285	86,381	1,641	1,933	1,663
• Sell	260,483	(1,401)	(1,769)	—	39,811	(199)	(448)	167

Back to Contents

	2001				2002

	Notional	Estimated	Carrying	Credit	Notional	Estimated	Carrying	Credit
Over the counter (OTC) Derivatives	amount	fair value	amount	risk	amount	fair value	amount	risk

	(1)	(2)	(3)	(4)	(1)	(2)	(3)	(4)
Swaption -
• Trading
• Purchase	60,000	(567)	(538)	—	195,356	(1,702)	7,097	—
• Sell	60,000	567	567	567	238,867	2,051	(8,225)	2,051
• Other than trading
• Sell	10,000	(1)	100	—	—	—	—	—

Equity Options -
• Trading
• Purchase	54,305	21,323	19,542	21,562	134,776	6,371	14,314	9,059
• Sell	26,803	14	1,205	41	106,155	(3,892)	(6,230)	683

Index Options
• Trading
• Purchase	108,082	(9,034)	(6,254)	1,326	40,551	(3,238)	3,975	—
• Sell	95,163	635	1,836	5,517	36,687	2,887	(3,239)	2,916
• Other than trading
• Sell	3,473	(603)	149	—	—	—	—	—

Interest Rate Caps and Floors -
• Trading
• Purchase	2,323,751	8,185	8,185	8,185	1,186,733	(3,289)	719	2,884
• Sell	3,198,639	(9,065)	(9,065)	—	1,299,357	1,744	(3,856)	5,233

Exchange traded Derivatives

Currency options -
• Trading
• Purchase	5,673	—	—	—	5,673	—	—	—
• Sell	—	—	—	—	4,758	—	—	—

Interest Rate Options -
• Trading
• Purchase	18,246,858	—	—	—	7,252,086	—	—	—
• Sell	26,425,198	—	—	—	1,990,025	—	—	—

Equity Options -
• Trading
• Purchase	4,779	—	—	—	7,381	—	—	—
• Sell	13,816	—	—	—	7,729	—	—	—

Financial futures
• Trading	1,021,753	—	—	—	588,510	—	—	—

(1)	Theoretical or notional amount of the contract;
(2)	Estimated fair value represents the (loss) or gain on current position settlement, considering prevailing market conditions and common valuation methodologies;
(3)	Carrying amount represents assets/(liabilities) inherent to current positions;
(4)	Credit risk represents the aggregate amount of derivatives with positive fair values recoverable from counterparties if realized.

Back to Contents

As of 31 December 2002, the financial instruments by type and respective notional and market values were as follows (in Euro million):

	BES		Consolidated

	Nominal	Market	Nominal	Market
	value	value	value	value

Contracts over exchange rate
• Over the counter market	10,597	(31)	10,630	(30)
• Organized market	—	—	31	—
Contracts over interest rate
• Over the counter market	24,467	(127)	23,880	65
• Organized market	9,286	34	9,794	—
Contracts over shares/index
• Over the counter market	1,571	2	1,583	3
• Organized market	—	—	25	—
Contracts over credits
• Over the counter market	1,058	(3)	933	(11)
• Organized market	—	—	—	—

TOTAL	46,979	(125)	46,876	27

The maturity of contracts at notional amount as of December 31, 2002 was as follows:

	Consolidated

		From
	Up to	3 months	From 1 to	Over
	3 months	to 1 year	5 years	5 years	Total

Contracts over exchange rate
• Over the counter market	6,503	3,948	179	—	10,630
• Organized market	17	7	7	—	31
Contracts over interest rate
• Over the counter market	1,671	4,844	7,714	9,651	23,880
• Organized market	5,770	3,915	109	—	9,794
Contracts over shares/index
• Over the counter market	235	249	1,084	15	1,583
• Organized market	25	—	—	—	25
Contracts over credits
• Over the counter market	20	160	745	8	933
• Organized market	—	—	—	—	—

TOTAL	14,241	13,123	9,838	9,674	46,876

Classes of derivative and foreign exchange instruments

The following classes of derivative and foreign exchange instruments refer to instruments that are used by BES Group for purposes of both trading and other than trading, namely hedging and asset/liability management.

The fair value of the various products is intended to mirror their market value. Therefore for those products which are traded on liquid markets, BES Group uses the market value. For the other Over-the-counter (OTC) products, BES Group uses standard methods. In the case of fixed rate instruments and foreign exchange, BES Group works with models based on discounted cash flow analysis (FRA’s, Swaps, Futures, Bonds, FX). For options instruments BES Group employs standard methods such as Black-Scholes and Binomial Trees.

Back to Contents
•	Foreign exchange forward contracts are contracts for the future receipt or delivery of foreign currency at previously agreed-upon terms. The risks inherent in these contracts are the potential inability of a counterparty to meet the delivery terms of its contract and the risk associated with changes in the market values of the underlying currencies resulting from normal changes in both underlying interest and exchange rates.

•	Interest rate swaps are contracts in which a series of interest rate determined cash flows in a specified currency are exchanged over a prescribed period. The notional amount on which the interest payments are based is not exchanged and most interest rate swaps involve the exchange of fixed and floating interest payments. The risks inherent in interest rate swap contracts are the potential inability of a counterparty to meet the delivery terms of its contract and the risk associated with changes in the market values of the contract due to movements in the underlying interest rates.

•	Cross-currency interest rate swaps are contracts that involve the exchange of both interest and principal amounts in two different currencies. The risks inherent in interest rate and cross-currency swap contracts are the potential inability of a counterparty to meet the delivery terms of its contract and the risk associated with changes in the market values of the contracts due to movements in the underlying interest and exchange rates.

•	Currency swaps are agreements in which cash in one currency is converted into a different currency through a spot transaction and, simultaneously, a forward exchange agreement is transacted to provide for a future exchange of the two currencies in order to recover the currency initially converted. The risks inherent in currency swaps are the potential inability of a counterparty to meet the delivery terms of the swap forward leg and the risk associated with changes in the market values of the underlying currencies resulting from normal changes in both underlying interest and exchange rates.

•	Equity/Index swaps are contracts where one party agrees to pay the other the total return of a defined underlying equity or index in return for receiving a stream of interest rate based cash-flows. No notional amounts are exchanged. The risks inherent in these contracts are the potential inability of a counterparty to meet the delivery terms of the contract and the risk associated with changes in the market value of the contract due to movements in the underlying equity or index price.

•	Credit default swaps are contracts where one counterparty, the protection buyer, pays a periodic fee in return for a contingent payment by the protection seller following a credit event of a reference entity. The risks inherent in these contracts are the potential inability of the protection seller to meet the delivery terms of the contract and the risk associated with the occurrence of a credit event for the protection buyer.

Back to Contents
•	Options, including interest rate caps and floors are contracts that allow the holder of the option to purchase or sell a financial instrument or currency at a specified price within a specified period of time from or to the seller of the option. The purchaser of the option pays a premium at the outset to the seller of the option, who then bears the risk of an unfavourable change in the price of the financial instrument or currency underlying the option.

•	Forward rate agreements are contracts to exchange payments on a certain future date, based on a market change in interest rates from trade date to contract settlement date. The notional amount on which the interest payments are based is not exchanged. The maturity of these agreements is typically less than two years. The risk inherent in forward rate agreements are the potential inability of a counterparty to meet the terms of its contract and the risk associated with changes in the market values of the contracts due to movements in the underlying interest rate.

•	Financial futures are exchange traded contracts for delayed delivery of securities in which the seller agrees to make delivery at a specified future date of a specified instrument at a specified price or yield or to settle, financially, the future contract. Futures contracts are settled in cash daily by a clearing house and, therefore, there is minimal credit risk to the organisation. Futures are subject to the risk of movements in interest rates, stock indices or the value of the underlying securities or instruments.

To reduce its exposure to market risk related to the above mentioned classes of derivative and foreign exchange instruments, BES Group may enter into offsetting positions.

BES Group’s portfolio of off-balance sheet financial instruments is broadly diversified and is managed with similar practices to those utilized for on-balance sheet instruments for the purpose of precluding material concentration of credit risk.

Significant concentrations of credit risk

Vulnerability from concentrations of credit risk arises because an entity is exposed to risk of loss greater than if it had mitigated its risk through further diversification. Such risks of loss manifest themselves differently, depending on the nature of the concentration, and vary in significance. In the normal course of its operations, BES Group is exposed to certain concentrations of credit risk which are further disclosed in Notes 5, 6 and 18.

Back to Contents

NOTE 18 - FOREIGN EXCHANGE EXPOSURES

As at December 31, 2002, BES Group’s assets, liabilities and off-balance sheet items expressed in foreign currencies, as well as their aggregate percentage of total consolidated assets and liabilities, were as set forth below:

	2002

				Other
		British	Japanese	foreign
	US dollar	sterling	yen	currencies	Total	%

Assets	7,167,657	578,225	120,042	1,579,934	9,445,858	23.1%
Liabilities	6,422,195	638,870	144,710	1,341,933	8,547,708	22.3%

Net assets/(liabilities)	745,462	(60,645)	(24,668)	238,001	898,150
Forward foreign exchange position	(506,226)	69,018	22,202	(169,968)	(584,974)

Total net foreign exchange position	239,236	8,373	(2,466)	68,033	313,176

Total foreign exchange position is
represented by:
• Strategic position (1)	—	—	—	190,614	190,614
• Trading position (2)	239,236	8,373	(2,466)	(122,581)	122,562

(1)	Foreign exchange strategic position represents investments in BES Group’s associated companies abroad;
(2)	Foreign exchange trading position in each currency represents the net open position, considering that the Bank’s branches and subsidiaries abroad, manage their currency exposures by hedging their positions against functional currencies and not against the currency in which BES Group’s financial statements are presented (euros).

Back to Contents

NOTE 19 - RELATED PARTY TRANSACTIONS

The following is a summary of significant balance sheet and statement of income positions with related parties:

	2001	2002

Assets
Other interest-earning deposits	725,724	779,417
Investment securities	22,292	37,877
Loans and advances to customers	96,711	105,633
Other assets	6,103	4,417

Total assets	850,830	927,344

Liabilities
Deposits from banks	341,785	442,310
Demand and time deposits	788,315	664,510
Other borrowings	237,068	428,491
Accrued interest and other liabilities	685	38,467

Total liabilities	1,367,853	1,573,778

Total interest income	38,633	17,889

Total interest expense	22,664	34,758

Other income	23,292	5,985

Other expenses	3,242	9,548

Off-balance sheet accounts	25,080	11,115

The most significant balance sheet and statement of income positions with related parties as at and for the year ended December 31, 2002 were as follows:

	Assets	Liabilities	Income	Expenses

BES Vénétie	503,166	395,112	10,477	8,413
ES Financiere	278,590	103,578	5,914	3,396
CBESSA	16,121	117,006	2	377
Tranquilidade	190	55,299	2,511	10,442
Tranquilidade Vida	38,930	869,110	3,312	17,005
Others	90,347	33,673	1,658	4,673

	927,344	1,573,778	23,874	44,306

Additionally, as at December 31, 2002, BES Group had loans outstanding to Directors and related parties amounting to euro 1,275 thousand (December 31, 2001: euro 1,112 thousand) and euro 189,920 thousand (December 31, 2001: euro 170,988 thousand), respectively. There are no outstanding guarantees provided by BES Group for the benefit of the Directors.

Back to Contents

NOTE 20 - OTHER INCOME

	2000	2001	2002

Fee and commission income
Commission income	338,111	342,739	343,387
Commission expenses	(47,266)	(69,090)	(53,162)

	290,845	273,649	290,225

Net trading result on trading account securities,
investment securities and in associated companies
Gains on trading operations	452,836	479,699	353,236
Losses on trading operations	(393,886)	(528,985)	(427,100)

	58,950	(49,286)	(73,864)

Net gains on foreign currency and financial
derivatives transactions
Gains on foreign currency and financial derivatives transactions	4,105,299	4,024,449	3,619,886
Losses on foreign currency and financial derivatives transactions	(4,013,300)	(3,888,334)	(3,436,060)

	91,999	136,115	183,826

Other operating income
Disbursements recovered	4,747	3,356	2,917
Services rendered	66,990	86,114	91,206
Interest income on non-accrual loans	4,629	2,906	2,364
Others	15,367	19,534	23,936

	91,733	111,910	120,423

NOTE 21 - OTHER EXPENSES

	2000	2001	2002

Contribution to the Depositors’ guarantee fund	2,873	3,147	3,272
Direct and indirect taxes	6,196	12,382	10,364
Losses on sale of investments and fixed assets	1,104	2,388	1,978
Discharge active interest	918	1,786	6,723
Annual amortization of the initial contribution to the
Depositors’ guarantee fund	32	112	62
Donations and quotations	1,961	2,151	2,077
Provisions for liabilities and charges	—	1,022	4,840
Others	12,804	25,806	22,794

	25,888	48,794	52,110

Back to Contents

NOTE 22 – PROPERTY AND EQUIPMENT

	2001	2002

Land and buildings
For own use	432,553	442,192
Improvements in leased property	132,296	144,718
Other	2,023	2,107

	566,872	589,017

Equipment
Computer equipment	180,132	203,940
Furniture	86,244	91,306
Office equipment	17,386	17,068
Fixtures	78,162	81,462
Motor vehicles	16,461	14,178
Security equipment	20,359	23,611
Other	1,141	2,256

	399,885	433,821

Other fixed assets
Works of art	8,153	8,254

	974,910	1,031,092

Work in progress	35,843	24,505

	1,010,753	1,055,597
Accumulated depreciation	(583,617)	(628,977)

	427,136	426,620

Back to Contents

During the year ended December 31, 2002, the movement of Property and equipment was as follows:

	Net					Exchange	Net
	balance					differences	balance
	as at					and other	as at
	January 1	Acquisitions	Disposals	Depreciation	Transfers	movements	December 31

Land and buildings	295,612	8,801	(1,117)	(15,973)	12,982	2,362	302,667
Equipment	87,528	17,879	(1,428)	(37,351)	23,152	1,414	91,194
Other assets	8,153	301	(140)	(1)	—	(59)	8,254
Work in progress	35,843	13,439	(89)	—	(24,521)	(167)	24,505

	427,136	40,420	(2,774)	(53,325)	11,613	3,550	426,620

The cumulative effect of the revaluation of Property and equipment, as of December 31, 2002, is analyzed as follows:

	2002			2001

	Buildings	Equipment	Total	Buildings	Equipment	Total

Acquisition cost	323,539	420,874	744,413	298,525	400,466	698,991
Revaluation	278,693	32,491	311,184	278,706	33,056	311,762

Revalued cost	602,232	453,365	1,055,597	577,231	433,522	1,010,753

Depreciation at cost	117,082	310,689	427,771	104,216	280,159	384,375
Depreciation of the revaluation	169,337	31,869	201,206	167,044	32,198	199,242

Total depreciation	286,419	342,558	628,977	271,260	312,357	583,617

Net value of the acquisition cost	206,457	110,185	316,642	194,309	120,307	314,616

Net revaluation included in
tangible assets	109,356	622	109,978	111,662	858	112,520

Net assets revalued	315,813	110,807	426,620	305,971	121,165	427,136

Back to Contents

NOTE 23 - RECONCILIATION OF STATUTORY AND US ACCOUNTING PRINCIPLES

The accompanying financial statements are prepared in accordance with the statutory accounting principles and other pronouncements applicable to the financial services sector in Portugal (Portuguese GAAP), which vary from US GAAP in the following significant aspects:

a)	Revaluation of property and equipment

As described in Note 2.3 d), the Bank and certain subsidiaries have revalued through approved government indices the cost and accumulated depreciation of tangible fixed assets in accordance with applicable legislation. Under US GAAP, these assets are carried at historical cost less depreciation.

The adjustments indicated below for US GAAP purposes have been calculated to reflect the reversal of the revaluation referred to above and the additional income that would have resulted had the BES Group not restated the fixed assets that have been sold each year and not charged the additional depreciation to income on the remaining fixed assets.

In accordance with Portuguese GAAP, depreciation of fixed assets is computed on the revalued amount and the total amount of depreciation is charged to income.

The adjustment for US GAAP purposes can be analyzed as follows:

	Increase/(decrease) in
	Net Income

	2001	2002

Total depreciation booked in the year	2,579	2,440
Sales in the period	4	20

	2,583	2,460

Reversal of revaluation reserve	(108,913)	(106,453)

b)	Bonus paid to employees

The Bank’s statutes allow the Bank’s shareholders to approve the distribution of profits to its employees. This distribution of profits is recorded in the local financial statements as a distribution of earnings only in the period in which it is paid and charged against retained earnings (see Note 2.3 i)). Under US GAAP, such distributions of profits to employees are considered as an expense in the year to which they relate.

On the basis of the proposed profit distribution for 2002 made by the Board of Directors and approved by the General Shareholders’ Meeting of BES and subsidiaries, the bonus to employees to be paid in 2003, amount to approximately 21.7 million euros.

Back to Contents

The differences in the bonus values for the years 2002 and 2001 are reconciled as follows:

	2002

	Increase/(decrease) in

	Net	Shareholders’
	Income	Equity

Bonus accrued under US GAAP in 2001	20,050	20,050
Actual amount paid by BES and subsidiaries and charged against reserves in local accounts	21,620	21,620

Over-accrual in 2001 charged in the 2002 US GAAP income statement (a)	1,570	1,570

Bonus accrued under US GAAP in 2002, to be paid and recorded against reserves in 2003 in local accounts	21,696	21,696

Impact on US GAAP 2002 income statement	23,266

	2001

	Increase/(decrease) in

	Net	Shareholders’
	Income	Equity

Bonus accrued under US GAAP in 2000	23,705	23,705
Actual amount paid by BES and subsidiaries and charged against reserves in local accounts	24,703	24,703

Over-accrual in 2000 charged in the 2001 US GAAP income statement (a)	998	998

Bonus accrued under US GAAP in 2001, to be paid and recorded against reserves in 2002 in local accounts	20,050	20,050

(a)	There is no effect on shareholders’ equity under US GAAP as of December 31, 2002 and 2001 as the adjustment was already made on the statement of changes in shareholders’ equity in the local accounts.

Back to Contents

c)	Investment securities

BES Group adopted SFAS 115 “Accounting for Certain Investments in Debt and Equity Securities”, which addresses the accounting for investments in equity and debt securities.

Investment securities available-for-sale - According to Portuguese GAAP, net unrealized losses determined on an individual investment basis are recognized in the income statement, and net unrealized gains are not recorded. US GAAP requires that securities classified as available-for-sale be carried at fair value. Unrealized gains and losses are recorded in shareholders’ equity, net of applicable taxes, except where there has been a decline in fair value of available for sale securities, which is judged to have been other-than temporary, for which the amount of the write-down is included directly in earnings.

For US GAAP purposes, held to maturity securities are carried at amortized cost less a provision for any other-than temporary impairment.

Long-term strategic investments are classified as Other equity holdings and, under Portuguese GAAP, must be recorded at acquisition cost less provisions calculated in accordance with the Bank of Portugal rules, which are described in Note 2.2 c). Under US GAAP these investments are treated as securities available for sale and accounted under the criteria referred to above.

The adjustments in Investment securities and Other equity holdings, as of December 31, 2002, in order to bring their valuation in line with US GAAP, can be analyzed as follows:

	Increase/(decrease) in

	Net	Shareholders’
	Income	Equity

Unrealized/Impairment losses on Other equity holdings
not recognized under Local GAAP
Portugal Telecom	(106,870)	(99,574)
PTM	—	(152,865)
Bradesco	(120,711)	(116,243)
BMCE	(11,803)	(11,132)
Bradespar	(20,777)	(20,777)
Novabase	(9,931)	(9,095)
Others	(3,511)	(6,628)

Other equity holdings	(273,603)	(416,314)

Unrealized gains/Impairment losses
not recognized under Local GAAP
Available for sale portfolio	(52,143)	22,846
Held to maturity portfolio	(421)	2,773

Investment securities	(52,564)	25,619

Total investment securities	(326,167)	(390,695)

Back to Contents

d)	Pensions and other post retirement costs

As referred to in Note 2.3 h), the Group is liable for pensions, including widows and orphans benefits and permanent disability as stipulated in the “ACTV – Acordo Colectivo de Trabalho Vertical do Sector Bancário”. The funding policy in place is to make annual contributions so as to cover the project benefit obligation. This funding policy is in line with the requirements of the Bank of Portugal.

Additionally, it also provides supplemental health care benefits to employees and retirees. Under this health care plan, the Group is required to make annual contributions to a health care organization that covers the entire banking system. These benefits are provided through a multi-employer plan. The costs of this supplemental health care benefits are accounted for on a cash basis under Portuguese GAAP.

The accounting policy for pensions under Portuguese GAAP is explained in Note 2.3 h) and follows the rules established by the Bank of Portugal in Regulation no. 12/2001. This regulation in force since December 2001, introduced several changes in the accounting for pensions allowing the deferral, under the corridor method, of actuarial gains and losses generated after 2001. Therefore, until that date the Group charged these actuarial gains and losses to the statement of income for Portuguese GAAP purposes and deferred them, under the corridor method, for US GAAP purposes.

Additionally, under this Regulation, for local purposes banks are allowed to capitalize early retirement costs and amortize over a period of 10 years which is not allowed under US GAAP.

The major impacts on the Group’s consolidated financial statements of the application of SFAS 87 Employers’ Accounting for Pensions and of SFAS 106 Employers Accounting for Post Retirement Benefits Other than Pensions are analyzed and follows:

Increase/(decrease) in
Net Income

Early retirements (Pensions)	(70,379)
Health benefits - Net periodic cost (1)	(31,260)
Other	1,353

(100,286)

(1)	For local purposes, the cost for the year equals the benefits paid by the Group.

Back to Contents

Increase/(decrease) in
Shareholders’ equity

Accrual for health benefits	(31,260)
Actuarial losses (2)	230,277
Other	2,536

201,553
Additional minimum liability (in Other Comprehensive Income) (3)	(10,296)

191,257

(2)	Mainly generated up to December 31, 2001, under US GAAP.
(3)	Minimum liability arising from the health benefits.

Until December 31, 2001 Management believed that no liability needed to be recognized under US GAAP for the health care benefits as it was expected that this health benefit plan was not legally binding and would be integrated in the future under the State Social Security System. During 2002 the Group has reassessed the accounting of the health benefit plan under paragraph 8 of SFAS 106 and has concluded that based on the practice of paying postretirement health benefits an obligation should be recorded by the Group. On this basis, the Group charged to the Statement of income in 2002, the projected benefit obligation as at December 31, 2001 net of the transition obligation calculated under the rules of SFAS 106 and excluding the actuarial losses as at that date.

The projected benefit obligations as at December 31, 2001 and 2002 of the Group, for the pension and postretirement health plan, were calculated based on the Projected Unit Credit Method and considered the actuarial assumptions described in Note 13.

The reconciliation of the funded status can be analyzed as follows:

	2000	2001	2002

	Pension Benefits	Pension Benefits	Pension Benefits	Other Benefits

Accumulated Benefit Obligation	774,645	856,545	1,039,557	60,952
Projected Benefit Obligation	920,453	1,017,138	1,174,560	69,253
Plan Assets	772,859	925,622	1,089,044	—

Funded status	(147,594)	(91,516)	(85,516)	(69,253)
Unrecognized transition obligation	80,998	65,431	58,153	19,396
Unrecognized prior service cost	17,526	15,347	14,311	429
Unrecognized net actuarial loss	311,232	398,656	584,322	18,168

Prepaid/(accrued) benefit cost	262,162	387,918	571,270	(31,260)

Minimum liability recognized	—	—	—	(29,692)
Intangible asset	—	—	—	19,396
Other Comprehensive Income	—	—	—	10,296

Back to Contents

The unrecognized net obligations at transition, the unrecognized prior service costs, and the net gains or losses, are being amortized over 23 years, as this is the average remaining service life of active employees.

The change in the benefit obligation and plan assets can be analyzed as follows:

	2000	2001	2002

	Pension Benefits	Pension Benefits	Pension Benefits	Other Benefits

Change in benefit obligation
Benefit obligation at the beginning of year	843,690	920,453	1,017,138	60,725

Increase resulting from business combination	—	—	7,474	—
Service cost	12,179	12,100	14,400	856
Interest cost	57,320	61,698	59,993	3,519
Plan participants’ contribution	1,839	2,228	1,962	—
Curtailment losses related to early retirements	45,939	77,950	78,963	4,344
Actuarial loss/(gain)	5,612	674	60,592	3,969
Benefits paid by Fund	(46,126)	(57,965)	(65,962)	—
Benefits paid by the Company	—	—	—	(4,160)

Benefit obligation at the end of year	920,453	1,017,138	1,174,560	69,253

Change in Plan Assets – 2002
Fair Value of Plan Assets at the beginning of year	742,200	772,859	925,622	—

Business combination	—	—	7,474	—
Actual return on Plan Assets	(10,474)	(29,903)	(85,069)	—
Employer contributions	82,435	234,665	305,017	—
Plan participants’ contributions	4,856	5,997	1,962	—
Benefits paid by Fund	(46,158)	(57,996)	(65,962)	—

Fair Value of Plan Assets at the end of year	772,859	925,622	1,089,044	—

Separate Net Periodic Benefit Costs have been produced for pensions and healthcare.

Back to Contents

A summary of the components of the net periodic pension and post-retirement benefit cost for the plans is given below.

	2000	2001	2002

	Pension	Pension	Pension	Other
	Benefits	Benefits	Benefits	Benefits

Service cost	12,178	12,100	14,400	856
Interest cost on projected benefit obligations	57,320	61,698	59,993	3,519
Expected return on plan assets	(53,001)	(59,239)	(52,826)	—
Amortization of the initial unfunded obligation	7,278	7,278	7,278	26,311
Amortization of the unrecognized prior service cost	1,036	1,036	1,036	21
Amortization of the unrecognized net (gain)/loss	7,470	10,593	12,821	369
Curtailment losses related to early retirements	45,939	77,950	78,963	4,344

Net periodic benefit cost	78,220	111,416	121,665	35,420

The development of prepaid / (accrued) benefit cost can be analyzed as follows:

	2002

	Pension	Other
	Benefits	Benefits

Prepaid / (accrued) benefit cost at the beginning of year	387,918	—
Net periodic cost	(121,665)	(35,420)
Employer contributions and other contributions	305,017	4,160

Benefit obligation at the end of year	571,270	(31,260)

Back to Contents

e)	Impairment of loans

SFAS 114 “Accounting by Creditors for Impairment of a Loan” as amended by SFAS 118 was implemented for US GAAP purposes. These statements require that impairment of large balance, non-homogenous loans be measured by comparing the net carrying amount of the loan to the present value of the expected future cash flows discounted at the loan’s effective rate, the secondary market value of the loan, or the fair value of the collateral for collateral-dependent loans.

A valuation allowance is established, if necessary, within the overall allowance for credit losses. Small balances, homogenous portfolios, including consumer mortgages, are collectively evaluated for impairment. For US GAAP purposes, the allowance deemed necessary to cover the impairment calculated as described above is charged against net income.

The following table sets forth information regarding BES Group impaired loans:

	2000	2001	2002

Loans under SFAS 114 scope with an allowance	833,068	1,482,525	2,204,911
Loans under SFAS 114 scope without an allowance (1)	284,809	423,615	534,317

Total loans under SFAS 114 scope	1,117,877	1,906,140	2,739,228
Allowance for loans under SFAS 114 scope	(532,940)	(566,454)	(721,456)

Total loans under SFAS 114 scope, net	584,937	1,339,686	2,017,772

(1)	These loans do not require an allowance for credit losses since they are collateralized by real estate assets with market value that exceeds the loan outstanding amount.

As of December 31, 2001, based on the application of SFAS 114 in the calculation of impairment losses on a loan by loan basis, the Group identified an excess provision on a consolidated basis amounting to approximately 45 million euros.

Due mainly to the economic environment in Portugal and in Europe, the application of the same rule in 2002 led to the conclusion that there is no excess provision to be reverted for US GAAP purposes, except a provision booked in BESSA, the Spanish subsidiary, amounting to 9.9 million euros.

This provision in BESSA is set up above the specific and statistical provisions and does not reflect the credit quality of the loan portfolio or the Company’s own experience of impairment. Therefore this provision was written-back for US GAAP purposes.

Back to Contents

f)	Depositors’ guarantee fund

For US GAAP purposes, the portion of the Bank’s annual contribution to the Depositors’ guarantee fund that is not expensed for statutory purposes (see Note 2.3 j)), but is guaranteed through certificates of deposit and accounted for in off balance sheet items, is charged to annual income.

g)	Goodwill

Under Portuguese GAAP, Goodwill arising on the acquisition of subsidiary and associated companies is determined as the excess of acquisition cost over the underlying net assets and is charged against retained earnings in the year of acquisition.

Until December 31, 2001, under US GAAP, the Goodwill arising on acquisitions was reclassified as an intangible asset to be amortized over a period of 25 years, which was the management’s estimate of the useful life. On January 1, 2002, the Group adopted SFAS 142, which establishes that Goodwill, including previously existing Goodwill, and intangible assets with indefinite useful lives, does not need to be amortized but rather tested for impairment at least annually. Under SFAS 142, all recorded Goodwill must be assigned to one or more reporting units of the entity and evaluated for impairment at that level.

BES Group reviews its Goodwill annually for other than temporary impairment. If such impairment is indicated, a loss is recognized in the year.

The reconciliation of Goodwill between Portuguese GAAP and US GAAP can be analyzed as follows:

	Increase/(decrease) in
	Shareholders’ equity

	2001	2002

Goodwill written off against reserves for Portuguese GAAP purposes (see Note 16)	281,187

		253,377

US GAAP adjustments:
Amortization up to December 31, 2001	(31,450)	(30,518)
Impairment losses recognized in prior years (1)	(54,549)	—

Capital reserve charged to the statement of income	4,597	9,033

Goodwill capitalized under US GAAP as of December 31	199,785	231,892

Impairment losses recognized in the year	—	(28,792)

Net balance of Goodwill as of December 31	199,785	203,100

(1)	On September 1999, BES Group recognized additional Goodwill amounting to euro 41,789 thousand in its investment in Interatlântico. In accordance with Portuguese GAAP, the Goodwill was charged against retained earnings. For US GAAP purposes, the Goodwill that arises from the acquisition of a company can be readjusted only within the first year following the acquisition. Consequently, the amount of Goodwill that was recognized under Portuguese GAAP was expensed through the income statement for US GAAP purposes. The unamortized Goodwill recorded in the balance sheet at December 31, 1999 was expensed in 2000 for US GAAP purposes.

Back to Contents

During the period ending December 31, 2002, there were not any significant changes in the carrying amount of Goodwill (see Note 16).

The impact on the statement of income for the year ended December 31, 2002 of the adjustments made for the US GAAP reconciliation purposes can be analyzed as follows:

Increase/(decrease) in
Net Income

New Goodwill of Interatlântico	(6,500)
Capital reserve charged to net income	4,436
Impairment losses recognized in the year	(28,792)

(30,856)

In 2002 BES Group increased its Goodwill in Interatlântico by an amount of euro 6,500 thousand. However, this fully owned subsidiary was sold in December 2002 and therefore this Goodwill was charged against income for US GAAP purposes in order to adjust the gain arising from this sale.

In 2002 BES Group entered into a business combination from which resulted an excess of fair value of acquired net assets over cost. For US GAAP purposes this excess was considered a gain following the rules of SFAS 141.

Impairment losses identified as of December 31, 2002 can be analyzed as follows:

Other
operating
business units

Jampur	15,306
Portline	4,693
Oblog	8,793

28,792

The impairment of the operating business units disclosed above was determined based on the estimated fair value of the respective businesses calculated as the present value of expected future cash flows and quoted market prices when available.

Back to Contents

The Intangible assets disclosure requirements in accordance with SFAS 142 for the years ended December 31, 2001 and 2002, can be analyzed as follows:

	2001	2002

Intangible assets subject to amortization
Set up costs	19,145	23,107
Software	290,935	395,885
Other	41,849	25,759

Gross Carrying Amount	351,929	444,751
Accumulated Amortization	(263,982)	(339,371)

	87,947	105,380

Unamortized intangible assets
Work in progress	94,401	78,368
Other	31,363	21,006

Gross Carrying Amount	125,764	99,374

Total intangible assets recognized for local purposes	213,711	204,754

The aggregate amortization expense for the year ended December 31, 2002 amounted to euro 81,391 thousands (2001: euro 71,279 thousand).

For US GAAP purposes, Intangible assets are reviewed and adjustments are included when appropriate, under Other adjustments (see Note 23 l)).

The amortization expense for the years 2003 up to 2005 are not expected to be significantly different of those of 2002.

h)	Derivative instruments

On January 1, 2001, the Bank adopted SFAS 133, as amended by SFAS 137 and 138, which require all derivatives to be recorded on the balance sheet at fair value. According to SFAS 133, changes in derivatives fair value, for hedging transactions, are either recognized in earnings as offsets to the changes in fair value of related hedged assets, liabilities and firm commitments or, for hedges of forecasted transactions and cash flow hedges, deferred and recorded as a component of other shareholders’ equity until the hedged transaction occurs and is recognized in earnings. The ineffective portion of a hedging derivative’s change in fair value is immediately recognized in earnings.

For the purpose of applying the hedge accounting provisions of SFAS 133, the Bank has designated certain fair value hedges of interest rate risk under the short-cut method. The Bank has not designated cash flow hedges. For a discussion of the Bank’s use of derivatives, see note 17.

The transition adjustment on the date of adoption of SFAS 133 resulted in a charge to income of euro 19,863 thousand.

Back to Contents

The application of SFAS 133 had the following impact in earnings for the years ended December 31, 2002 and 2001:

	Increase/(decrease) in

	Net Income		Shareholders’ Equity

	2001	2002	2001	2002

Transition adjustment	(19,863)	—	(19,863)	(19,863)
Revaluation at fair value of hedging activities	(3,276)	3,115	(3,276)	(161)
Revaluation at fair value of derivatives not designated as hedging derivatives (1)
	(31,266)	42,131	(32,773)	9,358

	(54,405)	45,246	(55,912)	(10,666)

(1)	For Portuguese GAAP purposes derivatives classified as hedging instruments are not marked to market. For US GAAP purposes, these derivatives were accounted for at fair value against income, as they do not qualify for hedge accounting under the rules of SFAS 133.

BES Group issues financial instruments containing embedded derivatives. The embedded derivative is separated from the host contract and carried at fair value if the economic characteristics of the derivative are not clearly and closely related to the economic characteristics of the host contract.

i)	Foreign currency translation

Until December 31, 2001, foreign currency translation adjustments resulting from the translation of financial statements of associated and affiliated companies, originally expressed in currencies outside the euro-zone, were recognized under Portuguese GAAP in the balance sheet in other assets.

For US GAAP purposes such translation adjustments were recognized in other comprehensive income.

In 2002 BES Group changed its accounting policy for statutory purposes and foreign translation differences resulting from the translation of net assets and net income of associated and affiliated companies were charged against shareholders’ equity. Therefore, no adjustment is needed in 2002 for US GAAP purposes.

j)	Securitization

SFAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” requires disclosures about securitization transactions and collateral for fiscal years ending after December 15, 2000.

BES Group has entered into securitization transactions under which it transferred loans and securities portfolio to third parties. Under the referred transactions the Group has retained interests in these securitized financial assets mainly under the form of subordinated bonds and cash reserves.

Back to Contents

Under Portuguese GAAP, all assets transferred were removed from the balance sheet. The retained interests were booked at their acquisition cost and the gain or loss on the transaction was calculated comparing the proceeds from the sale with the book value of the assets transferred. However, following the rules of the Bank of Portugal, BES Group made provisions in its financial statements, for both the loans and the securities portfolio transferred up to a maximum amount equivalent to the acquisition cost of the residual notes acquired.

BES Group has, as of December 31, 2002, the following securitization transactions in place:

Bonds	Date	Amount		Financial asset

Lusitano No. 1	Aug. 1999	EUR	250,000,000	Consumer loans
Lusitano Global CDO No.1	Aug. 2001	EUR	1,144,300,000	Eurobonds and other bonds
Lusitano Finance No. 2	Apr. 2002	EUR	450,000,000	Finance lease and consumer loans
Lusitano Mortgages No. 1	Dec. 2002	EUR	1,000,000,000	Mortgage loans

BES Group Management considered that although the Lusitano Global CDO No.1, the Lusitano Finance No. 2 and the Lusitano Mortgages No. 1 transactions might meet the requirements set out in SFAS 140 for sale treatment, regarding the consolidation rules for Special Purpose Entities, for the transactions occurred in 2002, the acquiring entities must be consolidated for US GAAP purposes. If the assets transferred under these transactions were restated as of December 31, 2002, consolidated assets and liabilities would be increased by approximately euro 2,378.3 million and euro 2,380.4 million, respectively. Moreover, BES Group would recognize an additional loss of 9.1 million and other comprehensive income of 7 million.

For US GAAP purposes Lusitano No. 1 was recognized as a sale, and the gain or loss on the sale of loans was calculated measuring all the proceeds and reductions of the proceeds at their fair value at the date of the transfer. To obtain fair values, quoted market prices were used if available. Due to the fact that quotes are generally not available for retained interests, BES estimated their fair value as the present value of the future expected cash flows, projected based on key assumptions made by Management regarding credit losses, timing of prepayment, yield curves and discount rates.

In relation to Lusitano No. 1 the transferor acts as servicer. However, no servicing asset or liability was accounted for, as Management estimates that the benefits of servicing are just adequate to compensate the Bank for its servicing responsibilities. No gain or loss was recorded in this transaction, as the underlying assets were sold at their book value, which was approximately their fair value at the date of the transaction.

Back to Contents

The retained interests over the securitized assets, which were received, can be analyzed as follows:

	Acquisition	Fair Value
	cost	Dec 31, 2002

Lusitano No. 1	50	4,320

	50	4,320

For US GAAP purposes these retained interests, which are kept at acquisition cost less provision for Portuguese GAAP purposes, were revalued at fair value as of December 31, 2002. For US GAAP purposes BES Group recognized a cost of euro 10 million (2001: euro 5.9 million) that reflects the change in fair value occurred in the year.

The main assumptions used in the calculation of the fair value of the retained interest were:

2002

Discount rates	Euribor 3 months
Expected prepayments	18%
Weighted average life (years)	2.25
Anticipated credit losses	4.1%

Sensitivity analysis was carried out for Lusitano No. 1 transaction considering unfavorable combined variations of the write-offs and prepayments. The discount rate was held constant. The results obtained were as follows:

Variation	Write-offs	Prepayments	Fair Value
			Dec 31, 2002

50%	3.75%	27%	3,031
100%	5%	36%	1,650

Cash flows of Lusitano No.1 transaction were:

Sale of	Servicing	Cash-flow received from
Assets	Fees	retained interests

—	879	7,338

Back to Contents

As of December 31, 2002, total amount outstanding, delinquencies and defaults of the securitized assets considered as sales can be analyzed as follows:

	Principal	Delinquencies	Defaults
	amount

Lusitano No. 1	116,570	4,921	9,550

The adjustment made for US GAAP purposes, can be analyzed as follows:

	Increase/(decrease) in

	Net Income		Shareholder’s Equity

	2001	2002	2001	2002

Lusitano No. 1	(5,868)	(9,981)	14,301	4,320
Lusitano Global CDO No.1	—	(5,082)	—	1,948
Lusitano Finance No. 2	—	(5,172)	—	(5,172)
Lusitano Mortgages No. 1	—	1,152	—	1,152

	(5,868)	(19,083)	14,301	2,248

k)	Credit Linked Notes

Included in the securities portfolio of BES Group are included Credit Linked Notes (“CLN”) issued by Special Purpose Entities.

The Group reviewed the CLN in the light of the US GAAP consolidation rules for Special Purpose Entities and concluded that a significant part of the CLN are issued by entities that must be included in consolidation as they are held/controlled by BES or its subsidiaries.

The major part of these CLN includes debt that is the obligation of the Bank’s subsidiaries. These CLN and related debt are recorded on the Bank’s consolidated balance sheet under Portuguese GAAP. Under US GAAP, the CLN and debt, and related interest income and expense, are eliminated upon consolidation as an intercompany transaction. The derivatives contained in the CLN are separately recorded at fair value on the balance sheet. As of December 31, 2002, the interest receivable and payable was euro 6.4 million and euro 39.3 million, respectively (2001: euro 24.4 million and 30.9 million, respectively). The assets and liabilities eliminated at December 31, 2002 was approximately euro 1,369 million (2001: euro 1,190 million). As of December 31, 2002, the fair value of the derivatives was euro (83.1) million (2001: euro (12.2) million). The effect in the statement of income of consolidating these CLN amounts to a loss of euro 31.9 million and in retained earnings amounts to a loss of euro 11.7 million.

Additionally, the consolidation of the remaining CLN would have a negative impact of euro 0.6 million in total assets against Other comprehensive income.

Back to Contents

The adjustments made for US GAAP purposes, can be analyzed as follows:

	Increase/(decrease) in

	Net Income		Shareholders’ Equity

	2001	2002	2001	2002

Credit Linked Notes	(11,704)	(31,884)	(11,704)	(42,962)

	(11,704)	(31,884)	(11,704)	(42,962)

l)	Other adjustments

Costs related to increases in share capital and to debt issuance

In accordance with Portuguese GAAP, costs related to the issue or increase in share capital are deferred and amortized over a period of three years (see Note 2.3 e)). Under US GAAP, such costs are charged against shareholders’ equity, as incurred.

Under Portuguese GAAP, debt issuance costs are also amortized over a period of three years (see Note 2.3 e)), whereas under US GAAP those costs are amortized over the period of the debt.

Adaptation costs for the Euro and the Year 2000 problem

As described in Note 2.3 k), the costs incurred during 1998, 1999 and 2000 with the adoption of the Euro were deferred in the balance sheet and were amortized over the three years ending December 31, 2001, as required by the Bank of Portugal.

Additionally, the costs specifically related with the resolution of the year 2000 problem were accounted for in property and equipment or intangible assets, according to the nature of the cost, and will be depreciated over a three to four year period.

Under US GAAP, both these costs were expensed when incurred.

Indemnity Fund

Indemnity fund corresponds to an allowance for restructuring set up by BESSA, which does not comply with the requirements of US GAAP due to the fact that no plan was completed nor the respective details disclosed to the employees.

Advertising and other deferred costs

Certain advertising and deferred costs are capitalized and amortized for Portuguese GAAP purposes. For US GAAP purposes these types of costs are expensed when incurred.

Treasury stock

Under Portuguese GAAP, treasury stock is presented under assets in the financial statements, with changes in fair value recorded in the income statement. Under US GAAP, treasury stock should be presented as a reduction in shareholders’ equity and gains or losses arising from trading should be accounted for as part of equity. As of December 31, 2002 there was no treasury stock.

Back to Contents

The following tables show the adjustments made for US GAAP purposes:

	2002

	Increase/(decrease) in

	Net	Shareholders’
	Income	Equity

Euro and Y2K costs	4,959	(2,123)
Stock issue costs	1,314	(3,506)
Debt issue costs	(277)	4,941
Reversal of the indemnity fund	2,300	2,300
Advertising and other deferred costs	(2,423)	(8,370)

	5,873	(6,758)

	2001

	Increase/(decrease) in

	Net	Shareholders’
	Income	Equity

Euro and Y2K costs	7,762	(7,081)
Stock issue costs	419	(2,517)
Debt issue costs	109	5,113
Advertising and other deferred costs	(5,118)	(5,947)
Treasury stock	(1,119)	—

	2,053	(10,432)

m)	Deferred income taxes

In accordance with SFAS 109 “Accounting for Income Taxes”, BES Group has assessed its evaluation of the deferred tax assets and concluded that there is a reasonable basis to account for deferred taxes on the US GAAP adjustments which are deductible temporary differences.

For US GAAP purposes, the deferred tax is determined based on enacted tax rates applicable when the underlying items of income and expense are expected to be reported to tax authorities. Deferred tax assets are recognized in full but a valuation allowance is established when it is more likely than not that some or all of the deferred tax assets will not be realized. As of December 31, 2002, 2001 and 2000 no allowance was set up for the deferred tax asset, as management believes that it will be realized in the future.

The components of income tax expense applied in the determination of the consolidated net income for December 31, 2002, 2001 and 2000 for Portuguese GAAP purposes are summarized below:

Back to Contents
	2000	2001	2002

Current income tax expense	46,199	4,970	38,476
Deferred income tax expense	17,788	33,584	—

	63,987	38,554	38,476

The reconciliation between the Portuguese statutory tax rate and effective tax rate for Portuguese purposes can be analyzed in Note 27. The deferred tax adjustments arising for US GAAP purposes were made at the statutory tax rate and have no significant impact on the effective rate for the income statement on a US GAAP basis.

The additional net deferred tax liabilities/(assets), which would have been recorded on a US GAAP basis, are as follows:

	2000	2001	2002

Current	(3,756)	(28,957)	(107,415)
Non-current	21,434	276	(43,400)

	17,678	(28,681)	(150,815)

The components of deferred tax assets and liabilities as determined under SFAS 109 are as follows:

	2000	2001	2002

Gross deferred tax assets
Unrealized gains/losses and other than temporary impairment on investment securities	42,770	53,890	129,112
Revaluation of property and equipment	12,995	11,816	11,362
Euro and Y2K costs	5,224	2,337	701
Derivative instruments	—	18,238	3,520
Credit Linked Notes	—	—	14,177
Tax losses carried forward (1)	—	47,181	52,125
Others	7,177	9,535	14,924

	68,166	142,997	225,921

Gross deferred tax liabilities
Impairment of loans	14,754	15,913	—
Pensions and other post retirement costs	53,039	88,453	73,976
Securitization	7,099	857	741
Others	10,834	9,093	389

	85,726	114,316	75,106

Net deferred tax assets/(liabilities)	(17,560)	28,681	150,815

(1) –	Refers to tax losses carried forward, which will be set off against the Bank’s Portuguese income tax in future years and cannot be recognized under Portuguese GAAP.

Back to Contents
n)	Summary of significant adjustments to net income

The following is a summary of the significant adjustments to net income of BES Group which would be required if US GAAP had been applied:

	Notes	2000	2001	2002

Net Income under Portuguese GAAP		227,993	197,709	222,461
Revaluation of property and equipment	a)	3,291	2,583	2,460
Goodwill	g)	(17,690)	(13,449)	(30,856)
Bonus to employees	b)	(23,705)	(20,050)	(23,266)
Depositors’ guarantee fund	f)	(7,271)	(8,124)	(14,576)
Pensions and other post retirement costs	d)	(45,467)	(73,477)	(100,286)
Investment securities	c)	(70,819)	(103,266)	(326,167)
Securitization	j)	3,120	(5,868)	(19,083)
Credit Linked Notes	k)	—	(11,704)	(31,884)
Derivative instruments	h)	(127)	(54,405)	45,246
Impairment of loans	e)	19,612	3,706	(35,539)
Other adjustments	l)	4,141	2,053	5,873

Income before tax effect		93,078	(84,292)	(305,617)
Deferred income taxes	m)	6,494	64,273	143,641

Net Income in accordance with US GAAP		99,572	(20,019)	(161,976)

Net income in accordance with US GAAP per share of capital stock (units)		0.67	(0.10)	(0.67)

Weighted average number of shares outstanding		148,156	200,000	241,667

Back to Contents
o)	Summary of significant adjustments to shareholders' equity

The following is a summary of the significant adjustments to shareholders' equity of BES Group which would be required if US GAAP had been applied:

	Notes	2000	2001	2002

Shareholders’ Equity under Portuguese GAAP		1,439,428	1,403,684	2,001,480
Revaluation of property and equipment	a)	(111,493)	(108,913)	(106,453)
Goodwill	g)	199,565	199,785	203,100
Bonus to employees	b)	(23,705)	(20,050)	(21,696)
Depositors’ guarantee fund	f)	(17,262)	(25,386)	(39,962)
Pensions and other post retirement costs	d)	257,721	301,839	191,257
Investment securities available for sale	c)	(113,103)	(186,041)	(390,695)
Securitization	j)	20,169	14,301	2,248
Credit Linked Notes	k)	—	(11,704)	(42,962)
Derivative instruments	h)	(959)	(55,912)	(10,666)
Impairment of loans	e)	40,040	45,508	9,969
Foreign currency translation	i)	11,459	22,655	—
Other adjustments	l)	(86,934)	(10,432)	(6,758)

Shareholders’ Equity
in accordance with US GAAP		1,614,926	1,569,334	1,788,862
Deferred income taxes	m)	(17,560)	28,681	150,815

Shareholders’ Equity
in accordance with US GAAP - net of taxes		1,597,366	1,598,015	1,939,677

Back to Contents
p)	Consolidated statement of changes in shareholders' equity under US GAAP

						Accumulated
	Total					Other
	Shareholders’	Capital	Paid-in	Legal	Retained	Comprehensive
	Equity	Stock	Capital	Reserve	Earnings	Income

Balance on December 31, 1999	1,267,482	587,500	217,385	41,100	418,436	3,061
Transfer to Legal reserve	—	—	—	16,262	(16,262)	—
Dividends paid	(83,453)	—	—	—	(83,453)	—
Increase in share capital by the issue of 82,500,000 new shares	483,979	412,500	71,479	—	—	—
Treasury stock	(74,402)	(74,402)	—	—	—	—
Net income	99,572	—	—	—	99,572	—
Net change in unrealised gains and losses on investment securities available for sale – net of taxes	(84,002)	—	—	—	—	(84,002)
Excess of additional minimum liability over unrecognised prior service cost – additional charge – net of taxes	(289)	—	—	—	—	(289)
Translation adjustment	22,915	—	—	—	—	22,915
Other reserves	(34,436)	—	—	—	(34,436)	—

Balance on December 31, 2000	1,597,366	925,598	288,864	57,362	383,857	(58,315)
Transfer to Legal reserve	—	—	—	13,438	(13,438)	—
Dividends paid	(88,249)	—	—	—	(88,249)	—
Treasury stock	74,402	74,402	—	—	—	—
Net income	(20,019)	—	—	—	(20,019)	—
Net change in unrealised gains and losses on investment securities available for sale – net of taxes	35,022	—	—	—	—	35,022
Excess of additional minimum liability over unrecognised prior service cost – additional charge – net of taxes	4,311	—	—	—	—	4,311
Translation adjustment	7,754	—	—	—	—	7,754
Other reserves	(12,572)	—	—	—	(12,572)	—

Balance on December 31, 2001	1,598,015	1,000,000	288,864	70,800	249,579	(11,228)
Transfer to Legal reserve	—	—	—	14,115	(14,115)	—
Dividends paid	(75,200)	—	—	—	(75,200)	—
Net income	(161,976)	—	—	—	(161,976)	—
Increase in share capital by the issue of 100,000,000 new shares:
By incorporation of reserves and share premium	—	250,000	(192,950)	(57,050)	—	—
By subscription at 11 euros per share	550,000	250,000	300,000	—	—	—
Stock issue costs	(1,581)	—	—	—	(1,581)	—
Net change in unrealised gains and losses on investment securities available for sale – net of taxes	62,137	—	—	—	—	62,137
Translation adjustment, net of taxes	(21,216)	—	—	—	—	(21,216)
Pensions adjustment, net of taxes	(6,893)	—	—	—	—	(6,893)
Credit linked notes, net of taxes	419	—	—	—	—	419
Securitization, net of taxes	4,714	—	—	—	—	4,714
Other reserves	(8,742)	—	—	—	(8,742)	—

Balance on December 31, 2002	1,939,677	1,500,000	395,914	27,865	(12,035)	27,933

Back to Contents
q)	Comprehensive income

Comprehensive income for the year equals net income plus changes in accumulated comprehensive income. The amounts for 2002, 2001 and 2000 are as follows:

	2000	2001	2002

Net Income/(Loss) in accordance with US GAAP	99,572	(20,019)	(161,976)

Credit linked notes	—	—	419
Unrealized gains/(losses) on securities	(84,002)	35,022	62,137
Pensions and other post retirement costs	(289)	4,311	(6,893)
Translation adjustment	22,915	7,754	(21,216)

Total Comprehensive Income/(Loss), net of taxes	38,196	27,068	(127,529)

The income tax benefit/(expense) allocated to other comprehensive income component is:

	2000	2001	2002

Credit linked notes	—	—	206
Unrealized gains/(losses) on securities	46,854	(20,362)	(30,590)
Pensions and other post retirement costs	(61)	(2,340)	3,403
Translation adjustment	(13,289)	(3,442)	7,481

r)	Fair value of financial Instruments

SFAS 107, “Disclosures about Fair Value of Financial Instruments” requires disclosure, in addition to the carrying value, of fair value information about financial instruments, whether or not recognized on the balance sheet, for which it is practicable to estimate fair value. Certain financial instruments and all non-financial instruments are excluded from the scope of SFAS 107. Accordingly, the fair value disclosures required by SFAS 107 provides only a partial estimate of the fair value of the Bank.

SFAS 107 defines a financial instrument as cash, evidence of an ownership in an entity or a contract that conveys or imposes on an entity the contractual right or obligation to either receive or deliver cash or another financial instrument. Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and is best evidenced by a quoted market price, if one exists.

In cases where quoted market prices are not available, fair value estimates are based on the quoted market price of a financial instrument with similar characteristics, the present value of expected future cash flows, or other valuation techniques, all of which are significantly affected by the assumptions used. Although management uses its best judgment in estimating the fair value of these financial instruments, there are inherent weaknesses in any estimation technique. As a result, the fair value may not be indicative of the net realizable or liquidation value.

Back to Contents

SFAS 107 excludes certain financial instruments from its disclosure requirements such as obligations for pension and other post retirement benefits, deferred compensation and leases. In addition, disclosure of fair values is not required for non-financial assets and liabilities such as fixed assets, intangibles and anticipated future business. As a result, the following fair values may not reflect the underlying value of the BES Group.

A significant portion of the BES Group's assets and liabilities are in short-term financial instruments, namely with a remaining maturity of under six months. These short-term financial instruments, with the exception of those for which an active market exists, are considered to have a fair value equivalent to their carrying value at the balance sheet date. These financial instruments include balances recorded under the following captions:

Assets
–	Cash and due from banks;
–	Interest-earning deposits with other banks; and
–	Accrued interest income.

Liabilities
–	Deposits from banks;
–	Time deposits;
–	Short-term borrowings;
–	Bankers' acceptances outstanding; and
–	Accrued interest and other liabilities.

For the other financial instruments, the following methods and assumptions were used to estimate their fair value:

Investment securities

The fair value of investment securities is based on quoted market prices, dealer quotes or pricing models.

Loans

Fair values were estimated for groups of similar loans based upon type of loan, credit quality, and maturity. For short-term loans and variable rate loans with no significant credit concerns and frequent repricings, estimated fair values are based upon carrying values.

For other types of loans, fair value was estimated by discounting future cash flows using the current rates at which loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Back to Contents

Time deposits and other short-term borrowings

The book value of time deposits with a remaining maturity under six months is considered to approximate fair value. For other time deposits, the fair value is determined using discounted cash flows, at the prevailing interest rate at December 31, 2002 and 2001, and for similar deposits.

Long-term debt

Fair value for long-term debt is based upon quoted market prices at December 31, 2002 and 2001, or quoted market prices of financial instruments with similar characteristics. To the extent that quoted market prices are not available, fair value is estimated using discounted cash flows, at the interest rate prevailing in the market for similar borrowings at December 31, 2002 and 2001.

Derivatives and foreign exchange contracts

The fair values of financial derivative instruments and foreign exchange instruments are based on quoted market prices, dealer quotes, and pricing models, and include accrued interest receivable and payable.

Commitments and guarantees

Based on the present creditworthiness of the counterparties and on their maturities, interest rates and low incidence of realizations, the aggregate fair value of commitments is not considered material. Because of the uncertainty involved in assessing the likelihood and timing of guarantees being drawn, coupled with the lack of an established market, it is not practicable for the BES Group to determine the estimated fair value for outstanding guarantees.

The fair values of the BES Group financial assets and financial liabilities are as follows:

	2001			2002

	Book value	Book value	Estimated	Book value	Book value	Estimated
	as under	in	fair value	as under	in	fair value
	Portuguese	accordance		Portuguese	accordance
	GAAP	with US		GAAP	with US
		GAAP			GAAP

Financial assets
Investment securities	5,696,355	5,175,198	5,173,896	5,188,547	4,215,386	4,218,660
Loans, net	24,220,570	24,266,078	24,221,199	25,209,121	26,622,221	26,619,559

Financial liabilities
Time deposits	11,928,312	11,928,312	11,917,889	12,152,034	12,152,034	12,152,034
Long term debt	9,570,200	9,235,084	9,204,131	11,058,358	11,966,332	11,736,363

Back to Contents
s)	Employee benefits scheme based in shares distribution

The Bank and its subsidiaries have established a “Stock Based Incentive Scheme” (SIBA). This incentive scheme consists in the sale to BES Group employees of one or more blocks of BES ordinary shares with deferred settlement. The employees eligible to benefit from the SIBA are the members of the Executive Committee and BES active workers, the employees and executive board members of Group Banco Espírito Santo. The Board of Directors, based on a proposal submitted by the Executive Committee, selects the potential beneficiaries and determines the quantity of shares to be made available to each of them. When the potential beneficiaries are members of the Executive Committee, selection and allocation of shares under the SIBA is made by the Remuneration Committee.

The unit selling price of shares sold under the SIBA is that which results from dividing the value of the share’s closing price in the Euronext-Lisbon Stock Exchange session immediately prior to the date of the sale by the total number of shares, plus the value corresponding to the dividends that may be attributed to these shares up to their full redemption, plus the value equivalent to financial charges on eventual loans granted under capital increases by cash inflows.

Each program has two components, which expire according to the following schedule:

SIBA schedule

year (N) of the programme	trenches		expiration year

2000	A	30%	N+2	*
	B	70%	N+4

2001	A	30%	N+2	*
	B	70%	N+4

*	it can be extended for two more years

During 2002, there was a new sale of BES ordinary shares under the SIBA, whereby 4,527,165 shares were attributed to eligible employees, of which 353,650 shares were sold to BES Directors. Since the implementation of the SIBA scheme, a total of 7,367,437 shares have been sold to approximately 7,300 employees. The impact of this plan to the shareholders’ equity as at December 31, 2002, is not material.

Back to Contents
t)	Recently issued US GAAP pronouncements

SFAS 143 “Accounting for Asset Retirement Obligations”

SFAS 143 requires a provision to be raised for the legal obligation in relation to the other-than-temporary removal of a tangible fixed asset, at fair value, when incurred. It is effective for the BES Group beginning January 1, 2003. Management does not believe adoption of this statement will have a material impact on the financial statements.

SFAS 146 “Accounting for Costs Associated with Exit or Disposal Activities”

SFAS 146 was issued in June 2002 and is effective for exit or disposal activities that are initiated after December 31, 2002. This statement nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, Liabilities Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring) and prescribes the way in which costs associated with the sale or termination of a line of business and the closure of business activities at a particular location are to be determined and the timing of their recognition. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability, as defined in Concepts Statement 6, is incurred. BES is currently reviewing the prospective impact of this standard.

FASB Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”

This Interpretation was issued in November 2002 and is an interpretation of FASB Statement No. 5, 57 and 107 and has superseded FASB Interpretation No. 34. This Interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumed under that guarantee and must disclose that information in its interim and annual financial statements.

BES is currently reviewing the impact of applying the initial recognition and initial measurement provisions. These apply on a prospective basis to guarantees issued or modified after December 31, 2002, regardless of the guarantor’s fiscal year end. The disclosure requirements in the interpretation are for financial statements of interim or annual periods ending after December 15, 2002.

Back to Contents
FASB Interpretation No. 46 “Consolidation of Variable Interest Entities”

This interpretation was issued in January 2003 and clarifies the application of Accounting Research Bulletin No. 51 “Consolidated Financial Statements” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at the risk for the entity to finance its activities without additional subordinated financial support from other parties. This interpretation explains how to identify variable interest entities and how an enterprise assesses its interest in a variable interest entity to decide whether to consolidate that entity, and requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved.

This interpretation applies immediately to variable interest entities created after January 31, 2003 or to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities obtained before February 1, 2003.

BES owns interests in variable interest entities due to securitization transactions (see Note 23 j)) and other transactions (see Note 23 k)) entered into in the past. The major part of these variable interest entities was already consolidated following the application of SFAS 140 and Topic D-14. BES is currently analyzing the remaining variable interest entities in the light of this interpretation, and it is reasonably possible that it will consolidate these entities when this interpretation becomes effective. However, BES believes that no material impact is expected with the adoption of this interpretation.

SFAS 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”

FASB Statement No. 149 was issued on April 30, 2003 and amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133.

The new guidance amends SFAS 133 for decisions made: (i) as a part of the Derivatives Implementation Group process that effectively required amendments to SFAS 133, (ii) in connection with other Board projects dealing with financial instruments, and (iii) regarding implementation issues raised in relation to the application of the definition of a derivative, particularly regarding the meaning of an “underlying” and the characteristics of a derivative that contains financing components.

The amendments set forth in SFAS 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative as discussed in SFAS 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS 149 amends certain other existing pronouncements. Those changes will result in more consistent reporting of contracts that derivatives in their entirety or that contain embedded derivatives that warrant separate accounting.

Back to Contents

This Statement is effective for contracts entered into or modified after June 30, 2003, excepted as stated below and for hedging relationships designated after June 30, 2003. The guidance should be applied prospectively.

The provisions of this Statement that relate to SFAS 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective dates. In addition, certain provisions relating to forward purchases or sales when-issued securities or other securities that do not yet exist, should be applied to existing contracts as well as new contracts entered into after June 30, 2003. No significant adjustment is expected from the adoption of SFAS 149 in comparison to the impact of SFAS 133.

SFAS 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”

On May 15, 2003, the FASB issued FASB Statement No. 150 that establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.

Statement 150 is effective for all financial instruments entered into or modified after May 31, 2003. For unmodified financial instruments existing at May 31, 2003, Statement 150 is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. For nonpublic entities, mandatory redeemable financial instruments are subject to the provisions of this Statement for the first fiscal period beginning after December 15, 2003.

The BES Group continues to monitor the additional effect, if any, that the adoption of the above standards will have on the Group’s financial statements.

Back to Contents

NOTE 24 – SEGMENT AND GEOGRAPHIC INFORMATION

BES Group comprises two main groups of companies: (i) operational units of business, which are constituted by a group of companies related with financial services and (ii) outsourcing units and other services, that provide security services, cleaning services, research and consultancy services, real estate management and other related services.

The first group that represents almost the total amount of assets, income and net income of BES Group, is divided for management purposes into different segments:

•	Banking, which includes BES (private and corporate banking), BIC (mortgage loans), BESI (investment banking), BESSA (private and corporate banking in Spain), BES ORIENTE (private and corporate banking in Macau) and ES Bank (private and corporate banking in the United States), BEST (on-line based bank specialized in asset management), BES Açores (private and corporate banking), BES International SGPS (holding company, controlled 100% of Bank Espírito Santo International Limited - BESIL) and ES PLC (non-bank finance company domiciled in Dublin, Ireland). This segment also includes securities issuers (BES Finance, ESOL, BESOL and BESNAC);

•	Leases, which comprises Besleasing Mobiliária and Besleasing Imobiliária, companies with activities in Portugal;

•	Consumer credit, that includes CREDIBOM and CREDIFLASH (consumer loans and credit cards);

•	Asset Management funds, comprising the ESAF SGPS and ESAF, SA (Spain) activity;

•	Brokerage, represented by ES DEALER, Benito & Monjardin and BES Securities (Brasil); and

•	Factoring, which includes EUROGES.

The accounting policies for these segments are the same as described in Note 2.

Back to Contents

The total assets and net income of the segments stated on the Portuguese Statutory basis of accounting but excluding the eliminations of inter-group transactions, are summarized as follows:

Balance sheet

	2001

	Operational business units
							Outsourcing
	Banking	Leasing	Consumer credit	Asset management	Brokerage	Factoring	units and other services
								Total

Cash and due from banks and Deposits with the Central Bank	1,923,697	2,987	10,407	6,278	5,740	15,475	884	1,965,468
Interest earning deposits with banks	2,927,953	—	—	14,191	734,514	—	(84)	3,676,574
Trading securities	493,032	—	—	1,268	13,066	—	4,500	511,866
Investment securities	4,902,881	3,431	—	2,353	2,851	1,801	20,134	4,933,451
Loans and advances to customers (net)	22,281,160	1,045,868	502,193	4,080	7,391	375,941	3,937	24,220,570
Investments in other equity holdings	734,152	—	—	2,294	4,429	—	22,029	762,904
Other assets	1,888,368	22,868	14,965	14,069	39,019	1,631	39,968	2,020,888

Total assets	35,151,243	1,075,154	527,565	44,533	807,010	394,848	91,368	38,091,721

	20002

	Operational business units
							Outsourcing
	Banking	Leasing	Consumer credit	Asset management	Brokerage	Factoring	units and other services	Total

Cash and due from banks and Deposits with the Central Bank	1,779,535	665	8,899	4,194	35,139	10,704	1,607	1,840,743
Interest earning deposits with banks	4,510,468	—	—	—	1,036,852	—	33	5,547,353
Trading securities	401,572	—	—	—	—	—	5	401,577
Investment securities	4,230,961	17,531	—	11,170	12,448	1,801	82,175	4,356,086
Loans and advances to customers (net)	23,295,205	898,066	559,888	1,939	63	452,246	1,714	25,209,121
Investments in other equity holdings	782,809	—	—	3,611	1,599	—	44,442	832,461
Other assets	2,340,682	22,538	14,607	13,837	135,453	2,324	99,662	2,629,103

Total assets	37,341,232	938,800	583,394	34,751	1,221,554	467,075	229,638	40,816,444

Income statement

	2000

	Operational bbusiness units
							Outsourcing
			Consumer	Asset			units and
	Banking	Leasing	credit	management	Brokerage	Factoring	other services	Total

Interest income	1,546,483	49,513	48,372	220	73	13,356	654	1,658,671
Interest expenses	1,010,444	22,289	11,165	1,097	186	3,955	30	1,049,166
Net interest income	536,039	27,224	37,207	(877)	(113)	9,401	624	609,505
Provisions for loan losses	124,244	5,049	9,870	(1,317)	515	751	—	139,112
Net interest income after provision for loan losses	411,795	22,175	27,337	440	(628)	8,650	624	470,393
Other income	423,966	2,617	21,180	42,147	18,256	3,284	22,077	533,527
Other expenses	569,085	10,138	24,869	9,970	7,745	2,786	37,649	662,242
(of which depreciation)	(101,986)	(779)	(3,022)	(923)	(549)	(175)	(1,509)	(108,943)
Minority interests	48,961	463	2,444	2,651	—	—	7	54,526
Equity in earnings of affiliates	4,067	—	—	416	—	—	345	4,828
Income before taxes	221,782	14,191	21,204	30,382	9,883	9,148	(14,610)	291,980
Income taxes	47,533	1,424	4,127	5,875	3,415	1,428	185	63,987

Net income	174,249	12,767	17,077	24,507	6,468	7,720	(14,795)	227,993

Revenues from external customers (Interest income + Other income + Equity earnings of affiliates)	1,970,449	52,130	69,552	42,367	18,329	16,640	22,731	2,192,198
Intercompany revenues eliminated in the consolidation process	503,423	451	—	1,046	604	122	18,415	524,061

Back to Contents

	2001

	Operational business units
							Outsourcing
			Consumer	Asset			units and
	Banking	Leasing	credit	management	Brokerage	Factoring	other services	Total

Interest income	1,881,986	63,710	59,876	386	23,758	21,865	483	2,052,064
Interest expenses	1,251,806	29,511	14,680	1,529	23,433	4,084	47	1,325,090
Net interest income	630,180	34,199	45,196	(1,143)	325	17,781	436	726,974
Provisions for loan losses	126,933	3,432	9,445	—	1,084	1,688	—	142,582
Net interest income after provision for loan losses	503,247	30,767	35,751	(1,143)	(759)	16,093	436	584,392
Other income	366,306	2,256	26,871	42,203	55,521	1,075	27,442	521,674
Other expenses	648,550	9,863	32,173	20,410	62,556	3,058	50,327	826,937
(of which depreciation)	105,132	890	3,661	7,086	2,981	202	2,234	122,186
Minority interests	42,524	721	3,326	1,689	—	—	126	48,386
Equity in earnings of affiliates	6,213	—	—	617	—	—	(1,310)	5,520
Income before taxes	184,692	22,439	27,123	19,578	(7,794)	14,110	(23,885)	236,263
Income taxes	23,856	2,693	6,772	3,311	—	1,714	208	38,554

Net income	160,836	19,746	20,351	16,267	(7,794)	12,396	(24,093)	197,709

Revenues from external customers (Interest income +
+ Other income + Equity earnings of affiliates)	2,254,505	65,966	86,747	43,206	79,279	22,940	26,615	2,579,258
Intercompany revenues eliminated in the consolidation process	473,372	146	(4,856)	(10,641)	(2,952)	3	24,614	479,686

	2002

	Operational business units
							Outsourcing
			Consumer	Asset			units and
	Banking	Leasing	credit	management	Brokerage	Factoring	other services	Total

Interest income	1,688,102	53,098	69,745	277	1,833	22,062	144	1,835,261
Interest expenses	1,001,081	16,167	17,142	756	86	6,243	176	1,041,651
Net interest income	687,021	36,931	52,603	(479)	1,747	15,819	(32)	793,610
Provisions for loan losses	193,296	2,962	16,418	(69)	2,328	1,355	(30)	216,260
Net interest income after provision for loan losses	493,725	33,969	36,185	(410)	(581)	14,464	(2)	577,350
Other income	469,662	2,619	30,500	45,464	21,254	2,154	22,821	594,474
Other expenses	717,842	13,437	33,047	21,560	28,389	3,056	61,337	878,668
(of which depreciation)	126,166	912	3,630	690	719	196	2,403	134,716
Minority interests	25,921	441	3,717	2,391	(29)	—	(145)	32,296
Equity in earnings of affiliates	233	—	—	982	—	—	(1,138)	77
Income before taxes	219,857	22,710	29,921	22,085	(7,687)	13,562	(39,511)	260,937
Income taxes	21,133	2,885	8,672	3,458	181	2,289	(142)	38,476

Net income	198,724	19,825	21,249	18,627	(7,687)	11,273	(39,369)	222,461

Revenues from external customers (Interest income +
+ Other income + Equity earnings of affiliates)	2,157,997	55,717	100,245	46,723	23,087	24,216	21,827	2,429,812
Intercompany revenues eliminated in the consolidation process	354,098	92	—	(14,495)	—	64	39,668	379,427

Back to Contents

The following table presents the income by country where the business units have their main activity, segregating the income resulting from external clients and from operations within BES Group:

		2001			2002

	Gross	Inter-	External	Gross	Inter-	External
	revenues	company	customers	revenues	company	customers

Portugal	2,239,240	194,393	2,044,847	1,849,928	136,814	1,713,114
Other European Union	334,736	56,226	278,510	338,662	5,905	332,757
Rest of Europe	3,521	—	3,521	38,976	—	38,976
North America	383,106	242,074	141,032	549,278	236,778	312,500
Latin America	85,231	(12,355)	97,586	20,166	—	20,166
Asia	13,110	(652)	13,762	6,285	(435)	6,720
Africa	—	—	—	5,944	365	5,579

Total	3,058,944	479,686	2,579,258	2,809,239	379,427	2,429,812

The activity and the income resulting from the business units is being monitored monthly by the Bank’s Executive Committee, which evaluates the performance as it relates to market share, productivity goals and return on equity goals.

NOTE 25 – SECURITIZATION TRANSACTIONS

a) Securitization of loans and advances to customers

Lusitano No. 1, Limited

In August 1999 BES carried out its first asset securitization transaction, selling to Lusitano No. 1 Limited a consumer loans portfolio recorded in its balance sheet for the amount of 250,000 thousand Euros. At the time of sale, no gain or loss was accounted for in the Bank’s statement of income. Lusitano No. 1 Limited financed this acquisition through the issue of bonds in international financial markets, which were secured by the set of loans transacted. Under the issue’s terms, the bondholders have no right of recourse.

BES cannot be held responsible for any amount of non-performing loans in the consumer loans portfolio sold that exceeds the collateral deposited with Lusitano No. 1 Limited. This collateral deposit will correspond to a maximum of 5% of the nominal value of the loans portfolio sold.

Lusitano No. 1 Limited’s only activity will be to hold the consumer loans portfolio purchased from BES. The payment of capital and interest relative to the bonds issued by this entity will depend exclusively on this portfolio and on the collateral deposited by the Bank. Through the purchase of residual certificates issued by Lusitano No. 1 Limited, the Bank became entitled to the residual value of this entity’s assets, after liabilities towards the bondholders have been settled. The interest paid quarterly on these residual certificates is recorded in the statement of income.

Back to Contents

This securitization transaction also presents the following features:

a)	Notes issued by Lusitano No. 1 Limited

	Senior	Junior	Residual
	Notes	Notes	Certificates

Rating
– FITCH Ratings	AAA	A	—
– Moody’s	Aaa	A2	—
– Standard & Poor’s	AAA	A	—
Face value (thousand Euros)	233,700	16,300	0.05
Coupon rate/return	Euribor 3m	Euribor 3m	“Excess
	+ 0.36% pa	+ 0.75% pa	spread”
Reimbursement	Until	Until	Until
	Sept/2007	Sept/2007	Sept/2007
Securities held by BES Group:
Book value (thousand Euros)	—	—	0.05

b)	Commitments retained by BES Group

	•	Cash reserve: in the amount of 5,828 thousand Euros, recorded in Other assets

	•	Liquidity lines and guarantees: non-applicable.

c)	Provisions:

	•	Provisions for other assets in the amount of 1,665 thousand Euros were calculated and booked, in accordance with Instruction no. 27/2000 of Bank of Portugal.

d)	Entities involved:

	•	Purchasers of loans: Lusitano No.1 Limited and Deutsche Bank (Portugal);

	•	Manager of the loans portfolio: BES

Back to Contents

Lusitano Finance No. 2, Plc

In April, 2002, BES Group entered into the third securitization transaction, having sold to Lusitano Finance no.2 Plc Company a portfolio of loans, in the global amount of 450,000 thousand Euros, composed of two portfolios, a consumer loans portfolio, recorded in BES accounts, in the amount of 150,000 thousand Euros and a leasing portfolio, recorded in BESLEASING Mobiliária accounts, in the amount of 300,000 thousand Euros.

At the time of the sale, no gains or losses were recorded both by BES or BESLEASING Mobiliária. Lusitano Finance no. 2 Plc Company financed this acquisition through a bond issue in international financial markets guaranteed by the portfolio of loans acquired. The holders of the bonds have no right of recourse, in accordance with the terms of the issue. BES and BESLEASING Mobiliária cannot be made responsible for any amounts of non-performing of the loans portfolio sold exceeding the face value of Class D notes issued by Lusitano Finance no. 2 Plc for the purposes of setting up a collateral deposit. This collateral deposit will assume the maximum value of 4.5% of the nominal value of the loan portfolio acquired.

Lusitano Finance no. 2 Plc Company’s only activity will be to hold the loan portfolio acquired to BES and BESLEASING Mobiliária and, the payment of principal and interest of the bonds issued by this entity will depend exclusively of the portfolio and the collateral deposit made with the issue of Class D notes acquired by BES and BESLEASING Mobiliária. The Class D notes give to its holders the right to receive on a quarterly basis, the excess spread calculated by Lusitano Finance no 2. Plc, after having paid the liabilities arising from the other notes and after having deducted the operational costs. This excess spread is estimated and is recognised on an accrual basis in the financial statements of BES and BESLEASING Mobiliária.

Back to Contents

This securitization transaction also presents the following features:

a)	Securities issued by Lusitano Finance No. 2 Plc

	Class A	Class B	Class C	Class D

Rating
– FITCH Ratings	AAA	AA	A-	—
– Moody’s	Aaa	Aa2	A2	—
– Standard & Poor’s	AAA	AA	A-	—

Face value (thousand Euros)	409,720	11,250	29,030	20,250

Coupon rate/return	Euribor 3m	Euribor 3m	Euribor 3m	“Excess
	+ 0.27% pa	+ 0.45% pa	+ 0.83% pa	spread”

Reimbursement	Until	Until	Until	Until
	Apr/2010	Apr/2010	Apr/2010	Apr/2010

Securities held by BES Group:
Book value (thousand Euros)	—	—	—	20,250

b)	Commitments retained by the Group:

	•	Class D up to 20,250 thousand Euros, accounted for as Investment securities (see Note 5).

	•	Liquidity lines and guarantees: non-applicable.

c)	Provisions:

	•	Provisions for securities in the amount of 4,620 thousand Euros were recorded (see Note 5), in accordance with Instruction no. 27/2000 of Bank of Portugal.

d)	Entities involved:

	•	Purchasers of credits: Lusitano Finance No.2 Plc and BNP Paribas (Portugal);

	•	Manager of credits: BES and BESLEASING MOBILIÁRIA.

Back to Contents

Lusitano Mortgages No. 1, Plc

In December 2002, BES Group performed the fourth securitization transaction, it sold to Lusitano Mortgages No 1 fund, managed by Sociedade Gestora de Fundos de Titularização de Créditos, Navegator, SGFTC, SA, a mortgage portfolio in the amount of 1,000 million Euros that was recorded in BIC’s balance sheet.

At the time of the sale, no gains or losses were recorded by BIC. Lusitano Mortgages No. 1 Fund financed this acquisition through the issue of participation units, entirely subscribed by Lusitano Mortgages No 1, Plc that financed itself through a bond issue in international financial markets, divided in five classes. The holders of the bonds have no right of recourse, in accordance with the terms of the issue. BIC cannot be made responsible for any amounts of non-performing loans portfolio sold exceeding the face value of Class F acquired by BIC and issued by Lusitano Mortgages No. 1, Plc with the objective of setting up collateral deposit (cash reserve). The face value of this note will have a maximum value of 1% of the portfolio sold.

Lusitano Mortgages No. 1 Fund has the sole activity of owning the portfolio acquired to BIC and the payment of principal and interest of the bonds issued by this entity will depend exclusively on the portfolio. Lusitano Mortgages No. 1, Plc only activity is holding the participation units in Lusitano Mortgages No.1 Fund. The amount of principal and interest paid on the Class A, B, C, D and E notes issued by this entity depends exclusively on the participation units and the cash reserve, constituted by the issue of Class F acquired by BIC. This Class F note provides the holder with the right to the quarterly payment of the excess spread of Lusitano Mortgages No. 1, Plc, after liquidation of the liabilities with note holders of Class A, B, C, D and E, and its operational costs, which, when possible to be estimated, is accrued and recognized in BIC’s statement of income.

Back to Contents

This securitization transaction also presents the following features:

a)	Notes issued by Lusitano Mortgages No. 1 Plc

	Class A	Class B	Class C	Class D	Class E	Class F

Rating
– FITCH Ratings	AAA	AA	A	BBB	BB	—
– Moody’s	Aaa	Aa3	A2	Baa2	Ba1	—
– Standard & Poor’s	AAA	AA	A	BBB	BB	—

Face value (thousand Euros)	915,000	32,500	25,000	22,500	5,000	10,000

Coupon rate/return	Euribor 3m	Euribor 3m	Euribor 3m	Euribor 3m	Euribor 3m	“Excess
	+ 0.28% pa	+ 0.48% pa	+ 0.65% pa	+ 1.35% pa	+ 3.90% pa	spread”

Reimbursement	Until	Until	Until	Until	Until	Until
	Dec/2035	Dec/2035	Dec/2035	Dec/2035	Dec/2035	Dec/2035

Securities held by BES Group:
Book value (thousand Euros)	—	—	—	—	—	13,318

b)	Commitments retained by the Group:

	•	Class F note accounted for under Investment securities (see Note 5).

	•	Liquidity lines and guarantees: non-applicable.

c)	Provisions:

	•	Provisions for securities in the amount of 9,963 thousand Euros were recorded, in accordance with Instruction no. 27/2000 of Bank of Portugal (see Note 5).

d)	Entities involved:

	•	Purchaser of credits and issuer of participation units: Lusitano Mortgages No.1 Fund;

	•	Fund manager of Lusitano Mortgages No. 1: Navegator, SGFTC, SA

	•	Subscriber of the participation units and issuer of the notes: Lusitano Mortgages No.1 Plc;

	•	Custody of participation units: BES;

	•	Servicer: BIC;

	•	Liquidity facility provider: Deutsche Bank (Portugal), SFE Madeira.

Back to Contents

b)	Securitization of securities

Lusitano Global CDO No. 1, Plc

During the second half of 2001, BES Group performed a securitization transaction of domestic bonds and euro bonds, having sold to Lusitano Global CDO n. 1 Plc a portfolio of securities, whose book value was 1,144.3 million Euros. These securities were recorded in the investment portfolio of the BES Group. Lusitano Global CDO no. 1 Plc financed this acquisition through a bond issue in international financial markets guaranteed by the portfolio of securities. The holders of the bonds have no right of recourse, in accordance with the terms of the issue.

BES Group cannot be made responsible for any amounts of non-performing of the loans portfolio sold exceeding the face value of Class D and the cash reserve that was acquired and set up by BES. The face value of this note will have a maximum value of 9.6% of the face value of the note sold.

Lusitano Global CDO No. 1 Plc’s only activity is owning the portfolio acquired to BES Group and the payment of principal and interest of the bonds issued by this entity will depend exclusively on the portfolio and of Class D that includes the cash reserve acquired by BES Group. This Class D note provides the holder with the right to the quarterly payment of the excess spread of Lusitano Global CDO No. 1, Plc, after liquidation of the liabilities with note holders of Class A, B, C and its operational costs, which, when possible to be estimated, is accrued and recognized in BES Group statement of income.

Back to Contents

This securitization operation also presents the following features:

a)	Securities issued by Lusitano Global CDO No. 1 Plc

	Class A1	Class A2	Class B	Class C	Class D

Rating
- FITCH Ratings	AAA	AAA	AA	A	—
- Moody’s	Aaa	Aaa	Aa1	A1	—
- Standard & Poor’s	AAA	AAA	AA	A+	—
Face value
(thousand Euros)	350,000	623,800	42,300	25,200	103,000

Coupon rate/return	Euribor 3m	Euribor 3m	Euribor 3m	Euribor 3m	Excess
	+ 0,25% pa	+ 0,45% pa	+ 0,65% pa	+ 1,10% pa	spread
until 10%

Reimbursement	Until	Until	Until	Until	Until
	Dec/ 2015	Dec/2015	Dec/2015	Dec/2015	Dec/2015
Securities held by
BES Group:
Book value (thousand Euros)	7,255	500	—	15,300	99,956

b)	Commitments retained by the Group:

	•	Class D notes on the maximum amount of 110,000 thousand Euros, accounted for as Investment securities (see Note 5).

	•	The Group also holds 7,255 Class A1 notes, 500 Class A2 notes and 15,300 Class C notes, also accounted for as Investment securities (see Note 5).

	•	Liquidity lines and guarantees: non-applicable.

c)	Entities involved:

	•	Acquirer: Lusitano CDO No.1, Plc & Deutsche Bank Portugal;

Back to Contents

NOTE 26 – SALARIES AND BENEFITS

As of December 31, 2001 and 2002, BES Group’s workforce was distributed among the following broadly defined business areas:

	2001	2002

BES employees	5,206	4,267
Group financial subsidiaries employees	2,865	3,303

Total financial subsidiaries employees	8,071	7,570

Employed by other companies essentially providing
services to customers outside the Group	1,241	953

	9,312	8,523

By category, it can be analyzed as follows:

	2001	2002

Management	641	639
Managerial staff	1,217	1,062
Specific functions	3,164	2,464
Administrative functions	3,955	3,733
Auxiliary functions	148	484
In branches abroad	187	141

	9,312	8,523

The amount included under Salaries and benefits attributed to the Board of Directors and Supervisory Board is as follows:

	2001	2002

Board of directors	5,899	7,737
Supervisory board	111	237

	6,010	7,974

Additionally, during 2002 a variable remuneration of euro 541 thousand (2001: euro 620 thousand) was attributed to BES’s Board of Directors.

Back to Contents

NOTE 27 – INCOME TAXES

The Bank and its subsidiaries domiciled in Portugal are subject to taxation in accordance with the corporate income tax code (IRC) and to local taxes.

BES Group determined its income tax liability for the 2002 and 2001 financial years on the basis of a nominal rate of 33% and 35% (Law 30 – G/2000, 29 December and Law 3 – B/2000, 4 April), respectively.

The tax authorities have the power to review the Bank’s determination of its annual taxable earnings, as well as those of its subsidiaries domiciled in Portugal, for a period of four years. Hence it is possible that some additional taxes may be assessed, mainly as a result of differences of interpretation of the tax law. However, the Board of Directors of the Bank, and those of its subsidiaries domiciled in Portugal, are confident that there will be no further material tax assessments within the context of the financial statements.

A reconciliation of the differences between the Portuguese statutory income tax rate and the effective tax rate is shown in the following table (in percentages):

		2000	2001	2002

Statutory rate		35.20	35.20	32.90
(i)	Tax exempt income	(12.20)	(9.25)	(11.0)
(ii)	Tax benefit on investment securities	(0,82)	(1.26)	(0.62)
(iii)	Tax benefit on bonus payable to employees in the following year	(2.66)	(3.16)	(2.43)
(iv)	Equity earnings on affiliated companies	0.58	(0.11)	(0.12)
(v)	Write-offs related to early retirements	—	(12.63)	(8.01)
(vi)	Other taxable costs and non-tax income (net)	1.81	7.53	4.03

Effective payable income tax rate		21.91	16.32	14.75

Considering that Portuguese corporate income tax is calculated on the basis of the net profit per financial statements, adjusted, where applicable, for non-deductible or other items registered in the financial statements, the corporate income tax provision is calculated taking into account these adjustments. The adjustments considered as having significant impact in the calculation of the taxable income were: tax benefits related to dividends obtained from financial participations, to shares purchased in the scope of public companies privatisation and to listed shares and Portuguese government bonds; the gains obtained by SFE; and the negative net worth variations related to extraordinary contribution to the pensions funds. On this last aspect, the Bank considered as deductible charges for the calculation of the taxable income in 2001 and 2000, the amount of extraordinary costs related with early retirement, that were deducted to reserves in 2001 and 2000 (67 millions Euros and 139 millions Euros, respectively).

Additionally, the Bank considered as deductible in 2002 the amount of early retirements that were included in the balance sheet in accordance with Regulation no. 12/2001 of the Bank of Portugal.

Back to Contents

NOTE 28 – SUBSEQUENT EVENTS

a)	BES Finance Euro Medium Term Note Programme

Subsequent to December 31, 2002, the following notes were issued:

Euro 100,000,000 Senior Fixed Rate Notes due 2010 were issued on March 25, 2003.
Euro 200,000,000 Senior Floating Rate Notes due 2005 were issued on April 28, 2003.
CZK 500,000,000 Senior Fixed Rate Notes due 2008 were issued on May 7, 2003.
Euro 300,000,000 Senior Fixed Rate and CPI Indexed Link Notes due 2008 were issued on May 15, 2003.

b)	New provisions regulation applicable in 2003

The Bank of Portugal published on 30 January 2003, Regulation no. 8/2003 that establishes new rules to set up provisions for Loans and advances to customers. In accordance with this regulation, there were changes in the method of setting up provisions for loans overdue, depending on the type of guarantee, and the application of minimum levels of provisioning. The concept of doubtful credits was also reformulated as a function of the initial maturity of the loan and of the probability given to future defaults.

For provisions for general credit risks, a new risk class was introduced, in mortgage loans. The rate applicable is now 0.5% instead of 1%. Provisions released as a consequence of this change have to be reallocated to reinforce the provisions for specific credit risk.

The Bank is currently performing an analysis in order to determine the impact of the application of this regulation, and the Board of Directors believes that the impact will not be significant in the 2003 financial statements.

c)	Recent developments

As of May 22, 2003, the Group decided to merge Besleasing Mobiliária (83.72% BES Group stake), Besleasing Imobiliária (82.70% BES Group stake) and Euroges Factoring (100% BES Group owned) into one only entity denominated “Instituição Financeira de Crédito” (credit institution) that will aggregate the business of those three entities. This transaction is not expected to bring significant changes in BES Group businesses and profitability levels.

As of May 30, 2003, the Group decided to merge Espírito Santo Dealer (100% BES Group stake) into Banco Espírito Santo de Investimento (BESI), the Group’s investment bank. Espírito Santo Dealer, with a share capital of euro 3,500,000, is presently owned in 57% by BES and in 43% by ESSI SGPS (a fully owned company by BESI). Before the merger, BESI will acquire BES and ESSI SGPS shares in Espírito Santo Dealer.